Form 10-K, Exhibit 13
period 1996-12-31
REINSURANCE GROUP OF AMERICA INC
filed 1997-03-24
CIK 898174

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
RESULTS OF OPERATIONS

GENERAL    In 1993, Reinsurance Group of America, Incorporated (RGA)
completed an initial public offering of 6,641,250 shares of common stock at $26.00 per share. After completion of the stock offering on May 4, 1993, General American Life Insurance Company (General American) owned approximately 62% of the common stock issued by RGA.

During 1993, General American contributed its investment in RGA Reinsurance Company (RGA Reinsurance, formerly Saint Louis Reinsurance Company) and G.A. Canadian Holdings, Ltd. (Canadian Holdings) to RGA. Additionally, General American entered into an indemnity reinsurance agreement to retrocede virtually all of its net reinsurance business to RGA Reinsurance effective January 1, 1993. Subsequently, most of the existing reinsurance agreements between General American and various ceding companies were transferred to RGA Reinsurance, replacing General American as the direct party to the treaties.

The net proceeds to RGA from the sale of shares in the initial public offering were approximately $160.4 million. These proceeds have been utilized to finance expansion, both domestically and internationally. During 1993, RGA contributed $95.0 million to its domestic life insurance subsidiary, RGA Reinsurance, to strengthen its capital base, finance expansion of its business, and for other general corporate purposes. The remaining proceeds have been invested in subsidiaries in Argentina, Australia, Barbados, Bermuda, Canada, Chile and the United Kingdom.

On March 19, 1996, RGA issued 7 1/4% Senior Notes with a face value of $100,000,000 in accordance with Rule 144A of the Securities Act of 1933. The net proceeds from the offering of approximately $98,943,000, will be utilized to finance the continuing development of RGA's operations.

RESULTS OF OPERATIONS     RGA and its subsidiaries (the Company) derive
revenues primarily from renewal premiums from existing reinsurance treaties, new business premiums from existing or new reinsurance treaties, and income earned on invested assets, as well as direct insurance premiums from its Latin American subsidiaries.

The Company's primary business is ordinary life reinsurance, which involves reinsuring life insurance policies that are often in force for the lifetime of the underlying individual insureds, with premiums earned typically over a period of 10 to 30 years. Each year, however, a portion of the business under existing treaties terminates due to, among other things, voluntary surrenders of underlying life insurance policies, lapses of underlying policies, deaths of underlying insureds, and the exercise of recapture options.

TABLE OF CONTENTS    Management's Discussion and Analysis of Financial
Condition and Results of Operations 13   Consolidated Balance Sheets 23
Consolidated Statements of Income 24   Consolidated Statements of
Stockholders' Equity 25   Consolidated Statements of Cash Flows 26   Notes to
Consolidated Financial Statements 27   Independent Auditors' Report 46
Report of Management Responsibility for Financial Statements 47   Selected
Consolidated Financial and Operating Data 48   Quarterly Data (Unaudited) 49
Management and Shareholders' Information 50

     M A N A G E M E N T ' S  13  D I S C U S S I O N  a n d  A N A L Y S I S

Most of the Company's existing U.S. ordinary life treaties provide for contractual increases in premium rates. These premium increases are constructed to offset expected increases in claims associated with insureds' advancing ages. Significant new business during the last three years has increased total net premiums by more than $100.0 million each year. "New business" refers to reinsurance resulting from newly issued underlying policies or blocks of existing business, regardless of whether the reinsurance is associated with new or existing treaties.

Insurance in force for the Company increased $14.4 billion to $168.3 billion at December 31, 1996, from $153.9 billion at December 31, 1995. New business production for 1996 totaled $37.9 billion compared to $36.0 billion in 1995 and $43.2 billion in 1994.

As is customary in the reinsurance business, life insurance clients continually update, refine, and revise reinsurance information provided to the Company. Such revised information is used by the Company in the preparation of its financial statements and the financial effects resulting from the incorporation of revised data are reflected in income currently.

The Company's profitability primarily depends on the volume and amount of death claims incurred. While death claims are reasonably predictable over a period of many years, claims become less predictable over shorter periods and are subject to fluctuation from quarter to quarter and year to year. A retrocession agreement executed in 1993 served to reduce the impact of fluctuations in death claims from quarter to quarter and year to year. This agreement was revised in 1995 to provide a higher level stop loss protection and covered only claims experience significantly higher than normally expected. Since the size of the block of business in force and the related cost of such additional retrocession rendered such high level retrocession protection uneconomical, the coverage was not renewed in 1997.

The Company has foreign currency risk on business conducted in foreign currency to the extent that the exchange rate of the foreign currency is subject to adverse change over time. The Company's Canadian operations transact business in Canadian dollars. The exchange rate from Canadian to U.S. currency was 0.7297, 0.7344, and 0.7129 at December 31, 1996, 1995, and
1994, respectively. The Company also conducts business in Chilean pesos, Argentine dollars, and various other currencies. The exchange rate from these currencies to U.S. currency has remained relatively stable during 1996, 1995, and 1994. The business generated from the Asia Pacific region is primarily denominated in U.S. dollars.

Year Ended December 31, 1996 compared to Year Ended December 31, 1995
Income Before Income Taxes and Minority Interest. Income before income taxes and minority interest increased 16.7% in 1996. After tax earnings per share were $3.24 for 1996 compared with $2.80 for 1995. After tax net income before realized capital gains and losses increased 15.6%, to $54.6 million, in 1996.

Income before income taxes and minority interest for the U.S. ordinary life segment increased to $80.0 million in 1996 compared to $62.6 million in 1995 due primarily to strong premium growth of 17.5% in 1996. Income before income taxes and minority interest for the Canadian ordinary life segment increased 23.5% to $13.4 million in 1996, primarily as a result of strong new business production and gains on investments. The accident and health segment lost $4.1 million before income taxes and minority interest in 1996 and $0.7 million in 1995. The loss in 1996 was the result of several large claims incurred and strengthening reserves associated with several closed blocks of business. The other international segment lost $2.2 million before income taxes and minority interest in 1996. This represented approximately $2.1 million income from Latin American operations, offset by a loss of $4.3 million from Asia Pacific operations. The loss in the Asia Pacific operations was attributable to the cost associated with the development of a new operation, which more than offset the increasing premium levels during 1996.

     M A N A G E M E N T ' S  14  D I S C U S S I O N  a n d  A N A L Y S I S

Net Premiums. Net premiums increased 18.4%, to $674.9 million in 1996. Net premiums for the U.S. ordinary life segment rose 17.5% to $486.7 million in 1996. Renewal premiums from the existing block of business, new business premiums from facultative and automatic treaties, and premium flows from larger, merger-oriented blocks of business all contributed to the premium increase. Business premium levels are significantly influenced by large transactions and reporting practices of ceding companies from period to period.

Net premiums in the Canadian ordinary life segment increased 28.2% to $63.1 million in 1996. New business premiums increased $6.0 million, while renewal premiums increased $7.8 million during 1996. The effect of changes in the foreign exchange rate during 1996 was not material.

Accident and health segment net premiums increased 19.7% to $57.2 million in 1996. The net premiums reported from business in the United Kingdom has more than offset premium losses incurred from cancellation of existing U.S. treaties during 1996.

The Company's other international business reported premiums of $67.9 million in 1996 compared to $58.8 million in 1995. The 1996 premium represented approximately $46.8 million from Latin America, of which approximately $41.7 million was direct premium generated by business ventures in Argentina and Chile. The remaining $21.1 million of premiums was reported from the Asia Pacific operations, predominantly through the Hong Kong contact office.

Net Investment Income. Net investment income increased 51.8% in 1996. The cost basis of invested assets increased $650.0 million, or 79.3%. The increase in invested assets was a result of an increase in operating cash flows, net proceeds of $99.0 million from the 7 1/4% Senior Notes issued by the Company during 1996, and reinsurance transactions involving stable value product deposits from ceding companies of $429.3 million and $112.5 million during 1996 and the second half on 1995, respectively. The average yield earned was 7.32% in 1996 compared with 7.63% earned in 1995. The decrease in overall yield was partially a result of assets supporting the stable value product that are of a shorter duration and carry a lower average yield. The stable value product asset portfolio generated $24.1 million of investment income in 1996, which was largely offset by earnings credited and paid to ceding companies included in claims and other policy benefits.

Realized Capital Gains. Net realized investment gains increased to $0.9 million in 1996. This was primarily the result of repositioning the Company's Canadian operating portfolio to achieve a better duration match for the assets and liabilities.

Other Revenue. Other revenue increased $9.4 million in 1996 to $17.4 million. Other revenue includes items such as profit and risk fees associated with financial reinsurance as well as earnings in unconsolidated investees, management fee income, and miscellaneous income associated with late premium payments. During 1996, certain financial reinsurance treaties resulted in $14.7 million in financial reinsurance fees which were partially offset by fees paid to retrocessionaires of $12.8 million, included in other insurance expenses. Other revenue also included $2.2 million in earnings in unconsolidated subsidiaries. The Company's strategy involves the assumption and subsequent retrocession of these financial reinsurance treaties which resulted in $148.7 million and $137.0 million being included in other reinsurance assets and liabilities, respectively on the Company's consolidated balance sheet as of December 31, 1996.

Claims and Other Policy Benefits. Claims and other policy benefits increased 20.8%, to $560.4 million in 1996. Claims and other policy benefits as a percentage of net premiums increased to 83.0% in 1996 from 81.4% in 1995. This increase was primarily a result of changes in the mix of business, increasing levels of other international business and significant blocks of new business in the U.S. and Canadian ordinary life segments assumed during 1996. Net of the effects of reporting financial reinsurance and stable value business, the comparable percentages were 80.0% and 79.9% in 1996 and 1995, respectively. Also, overall mortality was generally less favorable in 1996 compared to 1995. The Company expects mortality to fluctuate somewhat from period to period, but believes it is fairly constant over longer periods of time. The Company continues to monitor mortality trends to determine the appropriateness of reserve levels.

U.S. ordinary life segment claims and other policy benefits increased 19.9% in 1996. Claims and other policy benefits as a percentage of net premiums increased to 85.2% in 1996 from 83.5% in 1995. This increase was primarily attributed to interest paid to ceding companies for the stable value product, which totalled $20.2 million in 1996 and $0.8 million in 1995.

Canadian ordinary life segment claims and other policy benefits increased 34.3% in 1996. Claims and other policy benefits as a percentage of net premiums increased to 78.1% in 1996 from 74.5% in 1995. The increase was primarily due to mortality results which were not as favorable as those experienced in 1995.

Accident and health segment claims and other policy benefits increased 25.6% in 1996. As a percentage of net premiums, claims and other policy benefits increased to 73.9% in 1996, from 70.4% in 1995. The increase was primarily due to overall strengthening of claim liabilities on several closed blocks of business. The accident and health segment reserves are subject to volatility due to the nature of risk covered, primarily accident risks, and reporting lags which are normal for the industry. Reserves are calculated based upon current information, including industry estimates for certain aviation accidents.

The Company's other international business comprised the remaining increase of $6.5 million. The increase was the result of reserve and policyholder benefit increases on business from Latin American ventures and blocks of mortality risk reinsurance of $4.0 million. These reserve increases resulted from new business and the change in product mix in the Latin American division to more single premium immediate annuity business in 1996. The Asia Pacific operations reflected an increase of $2.5 million. This increase is the result of new business written, partially offset by any refinements in reserve calculations.

Policy Acquisition Costs and Other Insurance Expenses. Policy acquisition costs and other insurance expenses, consisting primarily of allowances, increased 39.2%, to $136.5 million in 1996. As a percentage of net premiums, policy acquisition costs and other insurance expenses increased to 20.2% in 1996 from 17.2% in 1995, resulting from growth in financial reinsurance transactions, partially offset by a change in business mix from coinsurance to yearly renewable term (YRT). Overall, policy acquisition costs and other insurance expenses continue to fluctuate with business volume and changes in product mix from period to period.

Policy acquisition costs and other insurance expenses as a percentage of net premiums for the U.S. ordinary life segment increased to 19.8% in 1996, from 17.3% in 1995. The increase as a percent of premium was due primarily to significant financial reinsurance treaties on which fees of approximately $12.8 million were paid to retrocessionaires. This amount represents an offset to the fees reflected as other revenues.

In the Canadian ordinary life segment, policy acquisition costs and other insurance expenses as a percentage of net premiums decreased to 16.1% in 1996, from 16.4% in 1995. The decrease was a result of several factors, including the mix of business written during the past several years which continued to transition to a YRT basis from a coinsurance basis. Business written on a YRT basis has significantly lower commissions than business written on a coinsurance basis.

Accident and health segment policy acquisition costs and other insurance expenses as a percentage of net premiums increased to 32.2% in 1996, from 28.5% in 1995. The increase was a result of a continued transition in the mix of business during 1996. During 1996, a larger percentage of business continued to be written on a quota share basis resulting in higher commissions.

     M A N A G E M E N T ' S  16  D I S C U S S I O N  a n d  A N A L Y S I S

Other international operations policy acquisition costs and other insurance expenses as a percentage of net premiums increased to 16.7% in 1996, from 8.1% in 1995. The other international operations consist of three major components: business from joint ventures and subsidiaries in Argentina and Chile, blocks of mortality risk reinsurance assumed from Argentina, and business assumed through the Company's contact office in Hong Kong. These percentages fluctuate due to the timing of client company reporting and the continuing refinement of deferred acquisition cost and policy benefit reserve calculations.

Other Operating Expenses. Other operating expenses increased 26.2% to $39.8 million in 1996. U.S. ordinary life segment operating expenses increased 24.6% in 1996. This increase was attributed to planned increases in operating expenses associated with the ongoing growth of the Company. Other international business operating expenses increased $2.9 million to $10.2 million in 1996. Of these expense increases, $1.1 million related to the Latin American operations and the remaining $1.8 million related to Asia Pacific operations.

Interest Expense. Interest expense during 1996 related to the issuance of $100.0 million (principal amount) of 7 1/4% Senior Notes by Reinsurance Group of America, Incorporated on March 19, 1996, and the financing of a portion of the Company's Australian reinsurance operations, RGA Australian Holdings PTY, Limited (Australian Holdings). Interest cost for 1996 was $6.2 million with $5.7 million related to the Senior Notes.

Provisions for Income Tax. Income tax expense increased 16.7% in 1996 as a result of higher pre-tax income. The Company's effective tax rate was 36.4% for 1996 and 1995.

Year Ended December 31, 1995 compared to Year Ended December 31, 1994
Income Before Income Taxes and Minority Interest. Income before income taxes and minority interest increased 15.9% in 1995. After tax earnings per share were $2.80 for 1995 compared with $2.36 for 1994. After tax net income before realized capital gains and losses increased 18.5%, to $47.3 million in 1995.

Income before income taxes and minority interest for the U.S. ordinary life segment remained relatively stable at $62.6 million in 1995 compared to $63.1 million in 1994. The reason for the relatively small decrease from 1994 to 1995 was the exceptionally strong earnings in 1994, which increased 40.1% over those in 1993. Income before income taxes and minority interest for the Canadian ordinary life segment increased 60.3%, to $10.9 million in 1995, primarily as a result of favorable mortality and strong production. The accident and health segment lost $0.7 million before income taxes and minority interest in 1995 and $5.4 million in 1994. The loss in 1995 was primarily a result of poor experience associated with several closed blocks of business. Income before income taxes and minority interest for the other international segment was $1.8 million in 1995. This represented approximately $3.5 million from Latin American operations, offset by a loss of $1.7 million from Asia Pacific operations. The loss in the Asia Pacific operations was attributable to start-up costs in establishing RGA within the region.

Net Premiums. Net premiums increased 26.2%, to $570.0 million in 1995. Net premiums for the U.S. ordinary life segment rose 21.9% in 1995. Renewal premiums from the existing block of business, new business premiums from facultative and automatic treaties, and premium flows from larger, merger-oriented blocks of business all contributed to the premium increase. Business premium levels are significantly influenced by large transactions and reporting practices of ceding companies from period to period.

Net premiums for the Canadian ordinary life segment increased 20.2% in 1995. New business premiums increased $1.6 million, while renewal premiums increased $6.6 million during 1995. The effect of changes in the foreign exchange rate during 1995 was approximately $0.1 million.

Net premiums for the accident and health segment decreased 1.4% in 1995. The premium levels have remained stable from year to year as the business production offset premium losses incurred from cancellation of certain existing treaties that occurred during 1994.

The Company's other international business reported premiums of $58.8 million in 1995 compared to $22.6 million in 1994. The 1995 premium represented approximately $46.1 million from Latin America, of which approximately $33.8 million was generated by joint ventures in Argentina and Chile. The remaining $12.7 million of premiums was reported from the Asia Pacific operations.

Net Investment Income. Net investment income increased 26.4% in 1995. This increase was due primarily to a $298.3 million increase in invested assets, excluding market value adjustments. This increase in invested assets was a result of operating cash flows as well as reinsurance transactions during 1995 involving cash deposits of $112.5 million from ceding companies, which combined to provide a significant increase in investment income.

Realized Capital Gains. Net realized capital gains decreased $0.8 million compared to 1994. Realized capital gains and losses offset each other during 1995 resulting primarily from continued efforts to enhance returns and maintain high credit quality in the U.S. portfolio and repositioning the Canadian portfolio to retain appropriate duration matching on assets and liabilities.

Other Revenue. Other revenue increased $6.1 million to $8.0 million in 1995. Other revenue includes items such as profit and risk fees associated with financial reinsurance as well as management fee income and miscellaneous income associated with late premium payments. During 1995, certain financial reinsurance treaties resulted in an additional $5.4 million in financial reinsurance fees and an additional $1.0 million in management fee income, which was partially offset by fees paid to retrocessionaires of $5.0 million included in other insurance expenses. The Company's strategy involved the assumption and subsequent retrocession of these financial reinsurance treaties, which resulted in $93.0 million and $85.5 million being included in other reinsurance balances assets and liabilities, respectively on the Company's consolidated balance sheet as of December 31, 1995. The increase in other revenue from financial reinsurance transactions was partially offset by a reduction in management fee income on accident and health business.

Claims and Other Policy Benefits. Claims and other policy benefits increased 29.5%, to $463.9 million in 1995. Claims and other policy benefits as a percentage of net premiums increased to 81.4% in 1995, from 79.3% in 1994. This increase was primarily a result of changes in the mix of business, increasing levels of other international business and significant blocks of new business in the U.S. and Canadian ordinary life segments assumed during 1995.

U.S. ordinary life segment claims and other policy benefits increased 28.3% in 1995. Claims and other policy benefits as a percentage of net premiums increased to 83.5% in 1995, from 79.4% in 1994. This increase was primarily due to reserve levels on several large blocks of business and changes in the product mix associated with blocks of new business assumed during 1995.

Canadian ordinary life segment claims and other policy benefits increased 24.4% in 1995. Claims and other policy benefits as a percentage of net premiums increased to 74.5% in 1995, from 72.0% in 1994. The increase was primarily due to increased business volume in 1995 as mortality remained favorable, but not to the degree exhibited during 1994.

     M A N A G E M E N T ' S  18  D I S C U S S I O N  a n d  A N A L Y S I S

Accident and health segment claims and other policy benefits decreased 15.8% in 1995. As a percentage of net premiums, claims and other policy benefits decreased to 70.4% in 1995 from 82.2% in 1994. The decrease was primarily due to an increase in reserves of approximately $7.4 million during 1994 related to possible claims on catastrophe coverage business based on initial loss estimates concerning recent aviation accidents. The accident and health segment reserves are subject to volatility due to the nature of risk covered, primarily accident risks. Reserves are calculated based upon current information, including industry estimates for certain aviation accidents.

The Company's other international business comprised the remaining increase of $28.6 million. This increase was the result of reserve and policyholder benefit increases on business from Latin American joint ventures and blocks of mortality risk reinsurance of $22.5 million, and $6.1 million for business from the Asia Pacific operations. These reserve increases resulted from new business in 1994 and continued development in 1995.

Policy Acquisition Costs and Other Insurance Expenses. Policy acquisition costs and other insurance expenses, consisting primarily of allowances, increased 24.7%, to $98.1 million in 1995. As a percentage of net premiums, policy acquisition costs and other insurance expenses decreased to 17.2% in 1995 from 17.4% in 1994 resulting from several factors. These factors included the deferral of excess allowances on several large blocks of first year business, effects of a change in 1993 to the policy acquisition cost amortization period for U.S. ordinary life business, an overall shift of business from coinsurance to YRT, and lower expense rates on new business.

Policy acquisition costs and other insurance expenses as a percentage of net premiums for the U.S. ordinary life segment increased to 17.3% in 1995, from 16.3% in 1994. The increase as a percent of premium was due primarily to significant financial reinsurance treaties on which fees of approximately $5.0 million were paid to retrocessionaires. This amount represents an offset to the fees reflected as other revenues.

In the Canadian ordinary life segment, policy acquisition costs and other insurance expenses as a percentage of net premiums decreased to 16.4% in 1995, from 23.0% in 1994. The decrease was a result of several factors. Approximately 3.2% of the decrease in the ratio related to a refinement of the calculation used to compute the deferred acquisition cost balance which resulted in additional amortization in 1994. In addition, the mix of business written during the past several years continued to transition to a YRT basis from a coinsurance basis. Business written on a YRT basis has significantly lower commissions than business written on a coinsurance basis. In 1994, more than 65% of the Canadian segment's premiums were on a coinsurance basis versus approximately 62% in 1995.

Accident and health segment policy acquisition costs and other insurance expenses as a percentage of net premiums increased to 28.5% in 1995, from 26.2% in 1994. The increase was a result of a continued transition in the mix of business during 1995. During 1995, a larger percentage of business was being written on a quota share basis, resulting in higher commissions.

The other international operations consist of two major components. The Latin American business in the joint ventures and the blocks of mortality risk reinsurance assumed carry lower net acquisition costs as a percentage of premium, based on the nature of the business, compared with the Company's traditional North American business. The business assumed from the Asia Pacific operations carried net acquisition costs as a percentage of premium of 18.8%, which was customary for the business in the region.

Other Operating Expenses. Other operating expenses increased 28.8% to $31.6 million in 1995. U.S. ordinary life segment operating expenses increased 22.5% in 1995. This increase was attributed to planned increases in operating expenses associated with the ongoing growth of the Company. Other international business operating expenses increased $4.0 million in 1995. Of these expense increases, $1.8 million related to the Latin American operations and the remaining $2.2 million related to Asia Pacific operations. These costs represented operating costs in these countries and additional home office staffing. These operations were in business for only a portion of 1994 versus the entire year of 1995.

Provision for Income Taxes. Income tax expense increased 14.9% in 1995 as a result of higher pre-tax income. The Company's effective tax rates for 1995 and 1994 were 36.4% and 36.7%, respectively.

LIQUIDITY AND CAPITAL RESOURCES     RGA is a holding company which has as its
principal assets interests in RGA Reinsurance, RGA Life Reinsurance Company of Canada (RGA Canada), formerly General American Life Reinsurance Company of Canada, BHIF America Seguros de Vida, S.A. (BHIF America), RGA Reinsurance Company Chile S.A. (RGA Chile), Manantial Seguros de Vida, S.A. (Manantial), Australian Holdings, and RGA Reinsurance Company (Barbados) Ltd. (RGA Barbados). RGA's liquidity is supported by the proceeds of the stock offering in 1993 and the $100.0 million offering of Senior Notes in 1996, of which approximately $97.5 million was maintained in investment-grade securities at the holding company level at December 31, 1996.

RGA began paying a dividend of $0.06 per share each quarter, starting in August 1993. In August 1995, the dividend was raised to $0.07 per share and raised to $0.08 per share in August 1996. It is expected that payments at this level will continue. All future payments of dividends are at the discretion of the Company's Board of Directors and will depend on the Company's earnings, capital requirements, insurance regulatory conditions, operating conditions, and such other factors as the Board of Directors may deem relevant. The amount of dividends that the Company can pay will depend in part on the operations of its reinsurance subsidiaries. The transfer of funds from the subsidiaries to RGA is subject to applicable insurance laws and regulations.

As RGA continues its expansion efforts, management continually analyzes capital adequacy issues. In 1996, RGA issued $100.0 million of 7 1/4% Senior Notes. Interest is payable semiannually on April 1 and October 1 with the principal amount due on April 1, 2006. In addition, Australian Holdings established a line of credit with an outstanding balance at December 31, 1996, of $7.6 million. The ability of RGA and Australian Holdings to make principal and interest payments is ultimately dependent on the earnings and surplus of RGA's subsidiaries, as well as the investment earnings on the undeployed debt proceeds.

In July 1996, a program of repurchasing shares of stock in RGA was approved by RGA's Board of Directors. The program is intended to enable RGA to satisfy obligations under its stock option program and to acquire larger blocks of stock. Purchases will be made in the open market from time to time, at the then prevailing market price, or through negotiated transactions. As of December 31, 1996, no shares had been repurchased through this program.

The sources of funds of RGA's operating subsidiaries consist of premiums received from ceding insurers, investment income, and proceeds from sales and redemption of investments. Premiums are generally received in advance of related claims payments. Funds are applied primarily to policy claims and benefits, operating expenses, income taxes, and investment purchases.

As of December 31, 1996, RGA Reinsurance had statutory capital and surplus of $205.9 million. The maximum amount available for payment of dividends in 1997 by RGA Reinsurance under Missouri law, without the prior approval of the Missouri Director of Insurance, is $26.0 million. RGA Canada's statutory capital was $36.4 million at December 31, 1996. The maximum

     M A N A G E M E N T ' S 20 D I S C U S S I O N a n d A N A L Y S I S amount available for dividends by RGA Canada under the Canadian Minimum Continuing Capital and Surplus Requirements (MCCSR) is $7.2 million. Dividend payments from other subsidiaries and joint ventures are subject to regulations in the country of domicile.

The Company's net cash flows from consolidated operating activities for the years ended December 31, 1996, 1995, and 1994, were $256.7 million, $171.0 million, and $129.4 million, respectively. Because the business provides positive cash flow, the Company's liabilities generally are not subject to disintermediation risk, and because the reinsured treaties offer no withdrawal options and require no return of premium if canceled or allowed to lapse, the Company historically has had more than sufficient funds to pay claims and expenses. The Company expects any future increase in the need for liquidity due to relatively large policy loans or unanticipated material claim levels would be met first by operating cash flows and then by selling fixed-income securities or short-term investments.

Effective December 31, 1993, the National Association of Insurance Commissioners ("NAIC") adopted risk-based capital ("RBC") statutory requirements for U.S.-based life insurance companies. These requirements measure statutory capital and surplus needs based on the risks associated with a company's mix of products and investment portfolio. At December 31, 1996, RGA Reinsurance's statutory capital and surplus significantly exceeded all RBC thresholds and RGA Canada's capital levels significantly exceeded any MCCSR requirements. All of the Company's insurance operating subsidiaries exceed the minimum capital requirements in their respective jurisdiction.

INVESTMENTS     All investments made by RGA and its subsidiaries conform to the qualitative and quantitative limits prescribed by the applicable jurisdiction's insurance laws and regulations. In addition, the investment portfolios of the international subsidiaries are periodically reviewed by their respective Boards of Directors. All investment portfolios are also reviewed by the RGA Board of Directors. The Company's investment strategy is to maintain a predominantly investment-grade, fixed-income portfolio, to provide adequate liquidity for expected reinsurance obligations, and to maximize total return through prudent asset management. The Company's asset/liability duration matching differs between U.S. and Canadian operating segments. The target duration for the U.S. investments is currently a range between four and seven years, with individual investments all along the maturity spectrum. Based on Canadian reserve requirements, a portion of the Canadian liabilities is strictly matched with long duration Canadian assets, with the remaining assets invested to maximize the total rate of return, given the characteristics of the corresponding liabilities and Company liquidity needs. For the year ended December 31, 1996, the Company's earned yield on fixed-income securities was 7.36%.

The Company's fixed-income securities are invested primarily in U.S. Treasuries, Canadian government securities, public and private corporate bonds, and mortgage and asset-backed securities. As of December 31, 1996, more than 98% of the Company's consolidated investment portfolio of fixed maturity securities was investment-grade. Important factors in the selection of investments include diversification, quality, yield, total rate of return potential, and call protection. The relative importance of these factors is determined by market conditions and the underlying product or portfolio characteristics. Cash equivalents are invested in high-grade money market instruments.

Private placement bonds are issued in negotiated transactions between lenders and borrowers and are not registered with the Securities and Exchange Commission. While less liquid than public securities, private placements often contain investment characteristics favorable to investors, including more stringent financial covenants, additional call protection, and higher yields than similar public securities.

The largest industry segment in which fixed maturities were invested was mortgage-backed securities, which represented approximately 24.3% of total invested assets as of December 31, 1996. Approximately 67% of these securities are invested in the investment portfolio supporting the stable value reinsurance product. Investors are compensated primarily for reinvestment risk rather than credit quality risk. To mitigate prepayment volatility, the Company primarily invests in senior, intermediate, average-life tranches of agency and whole loan collateralized mortgage obligations. All of the Company's mortgage-backed securities are investment-grade, with an average Standard and Poor's rating of AA.

As of December 31, 1996, approximately 18.8% of the Company's invested assets consisted of policy loans. These policy loans present no credit risk because the amount of the loan cannot exceed the obligation due the ceding company upon the death of the insured or surrender of the underlying policy. The policy loan interest rates are determined by the provisions of the treaties in force and the underlying policies. Because policy loans represent premature distributions of policy liabilities, they have the effect of reducing future disintermediation risk. In addition, the Company earns a spread between the interest rate earned on policy loans and the interest rate credited to corresponding liabilities.

As of December 31, 1996, mortgage loans represented approximately 4.3% of the Company's invested assets, which is comprised of approximately $58.7 million in U.S. mortgages and $39.6 million in Chilean mortgage-related instruments, which include real estate leasing, mortgage drafts, and mortgage loans. The Company invests primarily in mortgages on commercial offices and retail locations. The Company's domestic mortgage loans generally range in size from $0.8 million to $6.3 million, with the average mortgage loan investment as of December 31, 1996, being approximately $2.8 million. The Company's Chilean mortgage securities range in size from approximately $1,500 to less than $1.0 million, with the average mortgage loan investment as of December 31, 1996, being approximately $74,000. The mortgage loan portfolio is diversified by geographic region and property type as discussed further in Note 4 to the consolidated financial statements.

The invested assets of RGA, RGA Reinsurance, RGA Barbados, Australian Holdings, and RGA Canada are managed by Conning Asset Management Company (Conning), a wholly owned subsidiary of General American. As of December 31, 1996, the investments of BHIF America, RGA Reinsurance Company of Chile, S.A., and Manantial were managed by the staffs of those entities.

EFFECTS OF INFLATION    The primary, direct effect on the Company of
inflation is the increase in operating expenses. A large portion of the Company's operating expenses consists of salaries, which are subject to wage increases at least partly affected by the rate of inflation.

The rate of inflation also has an indirect effect on the Company. To the extent that the government's policies to control the level of inflation results in changes in interest rates, the Company's investment income is affected.

     M A N A G E M E N T ' S  22  D I S C U S S I O N  a n d  A N A L Y S I S

CONSOLIDATED BALANCE SHEETS
Year Ended December 31                                                       1996                     1995
(Dollars in thousands)
Assets
Fixed maturity securities
  Available for sale-at fair value (amortized cost of $1,469,649
   and $819,661 at December 31, 1996 and 1995, respectively)           $1,517,264               $  872,804
Mortgage loans on real estate, net                                         98,262                   14,653
Policy loans                                                              426,366                  346,942
Funds withheld at interest                                                129,949                  101,841
Short-term investments                                                     93,548                   66,161
Other invested assets                                                       6,659                    3,112
-------------------------------------------------------------------------------------------------------------
    Total investments                                                   2,272,048                1,405,513
Cash and cash equivalents                                                  13,145                   18,258
Accrued investment income                                                  23,308                   17,657
Premiums receivable                                                        76,438                   84,731
Funds withheld                                                             30,697                   28,644
Reinsurance ceded receivables                                              59,618                   64,076
Deferred policy acquisition costs                                         233,565                  186,813
Other reinsurance balances                                                157,065                  158,967
Other assets                                                               27,770                   25,275
-------------------------------------------------------------------------------------------------------------
    Total assets                                                       $2,893,654               $1,989,934
    =========================================================================================================

Liabilities and Stockholders' Equity
Future policy benefits                                                 $  755,793               $  601,674
Interest sensitive contract liabilities                                 1,106,491                  598,935
Other policy claims and benefits                                          206,284                  207,673
Other reinsurance balances                                                149,289                  105,178
Deferred income taxes                                                      73,275                   61,169
Other liabilities                                                          63,689                   30,495
Long-term debt                                                            106,493                        -
-------------------------------------------------------------------------------------------------------------
    Total liabilities                                                   2,461,314                1,605,124

Minority interest                                                           6,782                    7,881
Commitments and contingent liabilities
Stockholders' equity:
  Preferred stock (par value $.01 per share; 10,000,000 shares
   authorized; no shares issued or outstanding)                                 -                        -
  Common stock (par value $.01 per share; 50,000,000 shares
   authorized, 17,366,250 shares issued)                                      174                      174
  Additional paid in capital                                              264,399                  263,169
  Currency translation adjustments                                         (5,536)                  (3,736)
  Unrealized appreciation of securities, net of taxes                      28,365                   33,010
  Retained earnings                                                       147,824                   97,802
  -----------------------------------------------------------------------------------------------------------
   Total stockholders' equity before treasury stock                       435,226                  390,419
  Less treasury shares held of 389,354 and 544,354 at cost at
   December 31, 1996 and 1995, respectively                                (9,668)                 (13,490)
   ----------------------------------------------------------------------------------------------------------
   Total stockholders' equity                                             425,558                  376,929
   ----------------------------------------------------------------------------------------------------------
   Total liabilities and stockholders' equity                          $2,893,654               $1,989,934
   ==========================================================================================================

See accompanying notes to consolidated financial statements.

                      C O N S O L I D A T E D  23  B A L A N C E  S H E E T S

CONSOLIDATED STATEMENTS OF INCOME
Year Ended December 31                                             1996            1995              1994
(Dollars in thousands, except per share data)
Revenues
  Net premiums                                                 $674,885        $569,990          $451,740
  Investment income, net of related expenses                    136,828          90,117            71,303
  Realized investment gains, net                                    930              31               825
  Other revenue                                                  17,386           7,994             1,927
  -----------------------------------------------------------------------------------------------------------
    Total revenues                                              830,029         668,132           525,795

Benefits and Expenses
  Claims and other policy benefits                              560,445         463,867           358,255
  Policy acquisition costs and other insurance expenses         136,509          98,072            78,643
  Other operating expenses                                       39,845          31,574            24,523
  Interest expense                                                6,169               -                 -
  -----------------------------------------------------------------------------------------------------------
    Total benefits and expenses                                 742,968         593,513           461,421
    =========================================================================================================

    Income before income taxes and minority interest             87,061          74,619            64,374
Provision for income taxes
  Current                                                        17,992          12,780            19,617
  Deferred                                                       13,695          14,368             4,013
  -----------------------------------------------------------------------------------------------------------
    Total provision for income taxes                             31,687          27,148            23,630
    =========================================================================================================

    Income before minority interest                              55,374          47,471            40,744
Minority interest in earnings of consolidated subsidiaries         (302)           (180)             (319)
-------------------------------------------------------------------------------------------------------------
    Net income                                                 $ 55,072        $ 47,291          $ 40,425
    =========================================================================================================

Earnings per common and common equivalent share                $   3.24        $   2.80          $   2.36
=============================================================================================================
Weighted average number of common and common equivalent
  shares outstanding (in thousands)                              17,004          16,883            17,152
  ===========================================================================================================

See accompanying notes to consolidated financial statements.

           C O N S O L I D A T E D  24  S T A T E M E N T S  o f  I N C O M E

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
                                                                            Unrealized
                                               Additional     Currency    Appreciation
                           Preferred   Common     Paid In  Translation   (Depreciation)    Retained   Treasury
(Dollars in thousands)         Stock    Stock     Capital  Adjustments   of Securities     Earnings      Stock     Total
===========================================================================================================================
Balance December 31, 1993       $  -     $174    $263,170      $(2,916)       $    375     $ 18,586   $      -  $279,389
  Implementation of
   SFAS No. 115                    -        -           -            -          10,922            -          -    10,922
  Currency translation
   adjustments                     -        -           -       (2,875)              -            -          -    (2,875)
  Unrealized depreciation
   of securities, net of tax       -        -           -            -         (35,684)           -          -   (35,684)
  Net income                       -        -           -            -               -       40,425          -    40,425
  Dividends to stockholders        -        -           -            -               -       (4,124)         -    (4,124)
  Purchase of treasury stock       -        -           -            -               -            -    (11,265)  (11,265)
  -------------------------------------------------------------------------------------------------------------------------

Balance December 31, 1994          -      174     263,170       (5,791)        (24,387)      54,887    (11,265)  276,788
  Currency translation
   adjustments                     -        -           -        2,055               -            -          -     2,055
  Unrealized appreciation
   of securities, net of tax       -        -           -            -          57,397            -          -    57,397
  Net income                       -        -           -            -               -       47,291          -    47,291
  Dividends to stockholders        -        -           -            -               -       (4,376)         -    (4,376)
  Purchase of treasury stock       -        -           -            -               -            -     (2,422)   (2,422)
  Reissuance of treasury stock     -        -          (1)           -               -            -        197       196
  -------------------------------------------------------------------------------------------------------------------------

Balance December 31, 1995          -      174     263,169       (3,736)         33,010       97,802    (13,490)  376,929
  Currency translation
   adjustments                     -        -           -       (1,800)              -            -          -    (1,800)
  Unrealized depreciation
   of securities, net of tax       -        -           -            -          (4,645)           -          -    (4,645)
  Net income                       -        -           -            -               -       55,072          -    55,072
  Dividends to stockholders        -        -           -            -               -       (5,050)         -    (5,050)
  Reissuance of treasury
   stock                           -        -       1,230            -               -            -      3,822     5,052
  -------------------------------------------------------------------------------------------------------------------------

Balance December 31, 1996       $  -     $174    $264,399      $(5,536)       $ 28,365     $147,824   $ (9,668) $425,558
===========================================================================================================================

See accompanying notes to consolidated financial statements.


                     C O N S O L I D A T E D  S T A T E M E N T S  25  o f
                                    S T O C K H O L D E R S '  E Q U I T Y

CONSOLIDATED STATEMENTS OF CASH FLOWS
Year Ended December 31                                              1996              1995              1994
(Dollars in thousands)
Operating Activities
  Net income                                                   $  55,072         $  47,291         $  40,425
  Adjustments to reconcile net income to net cash
   provided by operating activities:
  Change in:
   Accrued investment income                                      (5,660)           (1,839)           (1,888)
   Premiums receivable                                             8,214           (14,008)          (37,393)
   Deferred policy acquisition costs                             (47,122)          (28,575)          (17,683)
   Funds withheld                                                 (2,053)           (6,863)            2,931
   Reinsurance ceded receivables                                   4,422            14,416             5,339
   Future policy benefits, other policy claims and benefits,
     and other reinsurance balances                              258,562           169,732           140,962
   Deferred income taxes                                          14,208            14,367             4,126
   Other assets and other liabilities                            (20,978)          (17,578)           (4,990)
  Amortization of goodwill and value of business acquired          1,233             1,059               632
  Amortization of net investment discounts                        (9,071)           (8,384)           (2,351)
  Realized investment gains, net                                    (930)              (31)             (825)
  Other, net                                                         781             1,428                95
  -------------------------------------------------------------------------------------------------------------
Net cash provided by operating activities                        256,678           171,015           129,380

Investing Activities
  Sales of fixed maturity securities:
   Available for sale                                            135,110           154,607            71,063
  Maturities of fixed maturity securities:
   Held to maturity                                                    -             6,365             9,002
   Available for sale                                            189,969            14,443            23,029
  Purchases of fixed maturity securities:
   Held to maturity                                                    -            (3,068)           (7,193)
   Available for sale                                           (917,743)         (362,390)         (169,832)
  Cash invested in:
   Mortgage loans                                                (89,237)          (11,397)           (3,541)
   Policy loans                                                  (79,424)          (37,245)          (35,199)
   Funds withheld at interest                                    (28,108)          (21,383)          (18,142)
  Principal payments on:
   Mortgage loans                                                  4,739               285                 -
   Policy loans                                                        -             4,794             1,575
  Change in short-term and other invested assets                 (29,791)          (31,576)           (6,927)
  Investment in joint venture and purchase of subsidiary
   stock                                                          (3,207)           (3,366)             (535)
  -------------------------------------------------------------------------------------------------------------
Net cash used in investing activities                           (817,692)         (289,931)         (136,700)

Financing Activities
  Dividends to stockholders                                       (5,049)           (4,376)           (4,124)
  Purchase of treasury stock                                           -            (2,422)          (11,265)
  Reissuance of treasury stock                                     4,031               196                 -
  Minority interest capital contribution                               -                 -             3,000
  Minority interest in earnings                                      302               180               319
  Excess deposits on universal life and other investment type
   policies and contracts                                        450,079           131,833            23,695
  Proceeds from long-term debt issuance                          106,403                 -                 -
  -------------------------------------------------------------------------------------------------------------
Net cash provided by financing activities                        555,766           125,411            11,625
Effect of exchange rate changes                                      135               267               (96)
---------------------------------------------------------------------------------------------------------------
Change in cash and cash equivalents                               (5,113)            6,762             4,209
Cash and cash equivalents, beginning of year                      18,258            11,496             7,287
---------------------------------------------------------------------------------------------------------------
Cash and cash equivalents, end of year                         $  13,145         $  18,258         $  11,496
===============================================================================================================

See accompanying notes to consolidated financial statements.

   C O N S O L I D A T E D  26  S T A T E M E N T S  O F  C A S H  F L O W S

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 1 ORGANIZATION         Reinsurance Group of America, Incorporated (RGA)
is an insurance holding company formed December 31, 1992. The consolidated financial statements include the assets, liabilities, and results of operations of RGA; RGA Reinsurance Company (RGA Reinsurance), formerly Saint Louis Reinsurance Company; RGA Australian Holdings PTY, Limited (Australian Holdings); RGA Reinsurance Company (Barbados) Ltd. (RGA Barbados); RGA Reinsurance Company (Bermuda) Ltd. (RGA Bermuda); G.A. Canadian Holdings, Ltd. (Canadian Holdings), a Canadian insurance holding company; RGA Sudamerica, S.A., a Chilean holding company; and Manantial Seguros de Vida, S.A. (Manantial), an Argentine life insurance company; along with the subsidiaries of RGA Reinsurance, Australian Holdings, Canadian Holdings, and RGA Sudamerica, S.A., subject to an ownership position of fifty percent or more (collectively, the Company).

The Company is primarily engaged in ordinary life reinsurance, accident and health reinsurance, and international life and disability on a direct and reinsurance basis. Reinsurance is an arrangement under which an insurance company, the "reinsurer," agrees to indemnify another insurance company, the ceding company, for all or a portion of the insurance risks underwritten by the ceding company. Reinsurance is designed to (i) reduce the net liability on individual risks, thereby enabling the ceding company to increase the volume of business it can underwrite, as well as increase the maximum risk it can underwrite on a single life or risk; (ii) stabilize operating results by leveling fluctuations in the ceding company's loss experience; (iii) assist the ceding company to meet applicable regulatory requirements; and (iv) enhance the ceding company's financial strength and surplus position.

Note 2 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
Consolidation and Basis of Presentation. The consolidated financial statements of the Company have been prepared in accordance with generally accepted accounting principles prescribed for stock life insurance companies. The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the reported amounts of revenues and expenses during the reporting period. Accounts that the Company deems to be sensitive to changes in estimates include deferred policy acquisition costs, premiums receivable, future policy benefits, and other policy claims and benefits. In all instances, actual results could differ from estimates.

The accompanying financial statements consolidate the accounts of RGA and its subsidiaries, both direct and indirect, subject to an ownership position of fifty percent or more. All significant intercompany balances and transactions have been eliminated.

Investments. Fixed maturities available for sale are reported at fair value and are so classified based upon the possibility that such securities could be sold prior to maturity if that action enables the Company to execute its investment philosophy and appropriately match investment results to operating and liquidity needs. Effective December 31, 1995, the Company reclassified the entire portfolio of fixed maturities held to maturity as available for sale in accordance with the Financial Accounting Standards Board's "Guide to Implementation of Statement 115 on Accounting for Certain Investments in Debt and Equity Securities," which was issued during November 1995. This reclassification enabled the Company to gain an added measure of flexibility in managing credit quality in coordination with appropriate asset/liability matching.

Although no impairments in value have occurred which would require adjustment to the carrying value of securities, any such impairment identified in the future would result in a reduction of the carrying value and reflection of a corresponding realized capital loss in the consolidated statements of income. The Company's policy is to recognize such an impairment when the projected cash flows of these securities have been reduced on other than a temporary basis so that the realizable value is reduced to an amount less than the carrying value.

Mortgage loans are carried at unpaid principal balances, net of any unamortized premium or discount and valuation allowances. Valuation allowances on mortgage loans are being established based upon losses expected by management to be realized in connection with future dispositions or settlement of mortgage loans, including foreclosures.The valuation allowances are being established after management considers, among other things, the value of underlying collateral and payment capabilities of debtors.

                              N O T E S  to  C O N S O L I D A T E D  27
                                  F I N A N C I A L  S T A T E M E N T S

Policy loans are reported at the unpaid principal balance.

Other invested assets, which consists primarily of Chilean common stocks, are carried at fair value.

The Company utilizes derivative financial instruments to improve the management of the investment related risks. The Company uses both exchange-traded and customized, over-the-counter derivative financial instruments. RGA Reinsurance has established minimum credit quality standards for counterparties and seeks to obtain collateral or other credit support. The Company limits its total financial exposure to counterparties. Management reports to the Board of Directors on a quarterly basis on its use of derivative financial instruments, including the aggregate financial exposure, individual counterparty exposure and the purpose of each transaction.

Investment income is recognized as it accrues or is legally due. Realized gains and losses on sales of investments are included in net income, as are write-downs of securities where declines in value are deemed to be other than temporary in nature. The cost of investment securities sold is determined based upon the specific identification method. Unrealized gains and losses on marketable equity securities and fixed maturity securities available for sale, less applicable deferred income taxes, are reflected as a direct charge or credit to stockholders' equity.

Additional Information Regarding Statements of Cash Flows. Cash and cash equivalents include cash on deposit and highly liquid debt instruments purchased with an original maturity of three months or less.

Funds Withheld. For reinsurance transactions executed prior to December 31, 1994, assets and liabilities related to treaties written on a modified coinsurance basis with funds withheld are reported gross. Assets equal to the statutory reserves are held and legally owned by the ceding company and are reflected as funds withheld at interest on the balance sheet. Interest accrues to these assets at a stated rate, which adjusts annually, based on the underlying assets retained by the ceding company. For reinsurance transactions executed subsequent to December 31, 1994, assets and liabilities from reinsurance agreements written on a modified coinsurance basis with funds withheld have been netted and included in other reinsurance balances on the balance sheet, since a right of offset exists.

Deferred Policy Acquisition Costs. Costs of acquiring new business, which vary with and are primarily related to the production of new business, have been deferred to the extent that such costs are deemed recoverable from future premiums. Such costs include commissions and allowances as well as certain costs of policy issuance and underwriting. Periodically, the Company performs tests to determine that the cost of business acquired remains recoverable from future premiums.

Deferred costs related to traditional life insurance are amortized over the premium paying period of the related policies in proportion to the ratio of annual premium revenues to total anticipated premium revenues. Such anticipated premium revenues are estimated using the same assumptions used for computing liabilities for future policy benefits.

Deferred costs related to interest-sensitive life and investment-type policies are amortized over the lives of the policies, in relation to the present value of estimated gross profits from mortality, investment income, and expense margins.

Other Reinsurance Balances. The Company assumes financial reinsurance contracts which represent low mortality risk reinsurance treaties. These contracts are accounted for as deposits and reported as other reinsurance assets/liabilities. The amount of revenue reported on these contracts represents fees and the cost of insurance under the terms of the reinsurance agreement.

Goodwill and Value of Business Acquired. Goodwill representing the excess of purchase price over the fair value of net assets acquired is amortized on a straight-line basis over ten years. The value of business acquired is amortized in proportion to the ratio of annual premium revenues to total anticipated premium revenues. Anticipated premium revenues have been estimated using assumptions consistent with those used in estimating reserves for future policy benefits.

Future Policy Benefits and Interest-Sensitive Contract Liabilities.
Liabilities for future benefits on life policies are established in an amount adequate to meet the estimated future obligations on policies in force. Liabilities for future policy benefits under long-term life insurance policies have been computed based upon expected investment yields, mortality and withdrawal rates, and other assumptions. These assumptions include a margin for adverse deviation and vary with the characteristics of the plan of insurance, year of issue, age of insured, and other appropriate factors. Interest rates range from 6.5% to 11.0%. The mortality and withdrawal assumptions are based on the Company's experience as well as industry experience and standards. Liabilities for future benefits on interest-sensitive life and investment-type contract liabilities are carried at the accumulated contract holder values without reduction for potential surrender or withdrawal charges.

Other Policy Claims and Benefits. Claims payable for incurred but not reported losses are determined using case basis estimates and lag studies of past experience. These estimates are continually reviewed and required adjustments to such estimates are reflected in current operations. The Company has no material policy contract liability balances that would require fair value disclosure under Statement of Financial Accounting Standards No.
107. Policy and contract reserves are included in future policy benefits on the consolidated balance sheet.

Investment Contracts. The Company began reinsuring guaranteed interest contracts (stable value products) on a coinsurance basis in 1995. The stable value products investment portfolio is segregated within the general fund of RGA Reinsurance. The portfolio is primarily invested in fixed maturity securities classified as available for sale and has an effective duration of one year or less. The carrying value of the stable value products investments and related liabilities approximates fair value.

Income Taxes. RGA and its U.S. subsidiaries file separate federal income returns. RGA Barbados also files a U.S. tax return. The Company's Canadian, Argentine, Australian, and Chilean subsidiaries are taxed under applicable local statutes.

For all years presented, the Company uses the asset and liability method to record deferred income taxes. Accordingly, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases, using enacted tax rates.

Foreign Currency Translation. The functional currency is the Argentine dollar for the Company's Argentine operations, the Australian dollar for the Company's Australian operations, the Canadian dollar for the Company's Canadian operations, and the Chilean peso for the Company's Chilean operations. The translation of the foreign currency into U.S. dollars is performed for balance sheet accounts using current exchange rates in effect at the balance sheet date and for revenue and expense accounts using a weighted average exchange rate during each year. Gains or losses resulting from such translation are included in stockholders' equity.

Retrocession Arrangements. The Company reports retrocession activity on a gross basis. Amounts paid or deemed to have been paid for reinsurance are reflected in reinsurance receivables. The cost of reinsurance related to long-duration contracts is recognized over the terms of the reinsured policies on a basis consistent with the reporting of those policies.

In the normal course of business, the Company seeks to limit its exposure to loss on any single insured and to recover a portion of benefits paid by ceding reinsurance to other insurance enterprises or reinsurers under excess coverage and coinsurance contracts. The Company retains a maximum of $2,500,000 of coverage per individual life.

                              N O T E S  to  C O N S O L I D A T E D  29
                                  F I N A N C I A L  S T A T E M E N T S

RGA Reinsurance has a number of retrocession arrangements whereby certain business in force is retroceded on an automatic or facultative basis. All of the U.S. retrocessionaires under such arrangements were rated A or better by the A.M. Best Company as of December 31, 1995. In some instances, security in the form of letters of credit or trust assets have been given by retrocessionaires as additional security in favor of RGA Reinsurance.

RGA Life Reinsurance Company of Canada (RGA Canada) retrocedes amounts in excess of its retention to either RGA Reinsurance through General American or a retrocession pool of ten Canadian, U.S., and European retrocessionaires, including General American. The retrocession pool was terminated as of December 31, 1995, and business is currently ceded to RGA Reinsurance through General American and retrocessions are arranged through RGA Reinsurance's retrocession pool.

RGA Reinsurance and RGA Canada have never experienced a default in connection with retrocession arrangements, nor have they experienced any difficulty in collecting claims recoverable from retrocessionaires; however, no assurance can be given as to the future performance of such retrocessionaires or as to recoverability of any such claims.

Recognition of Revenues and Related Expenses. Revenues and expenses are reported gross, except that initial reserves are netted against premiums when an in force block of business is reinsured. Ordinary life and health premiums are recognized as revenue over the premium paying periods of the policies. Benefits and expenses are associated with earned premiums so that profits are recognized over the life of the related contract. This association is accomplished through the provision for future policy benefits and the amortization of deferred policy acquisition costs.

Revenues for interest-sensitive and investment-type products consist of policy charges for the cost of insurance, policy administration, and surrenders that have been assessed against policy account balances during the period. Interest-sensitive contract liabilities for these products represent policy account balances before applicable surrender charges. Deferred policy acquisition costs are recognized as expense over the term of the policies. Policy benefits and claims that are charged to expense include claims incurred in the period in excess of related policy account balances and interest credited to policy account balances. The weighted average interest crediting rates for interest-sensitive products were 6.7%, 6.7%, and 6.8% during 1996, 1995, and 1994, respectively. Interest crediting rates for investment-type contracts ranged from 5.7% to 6.2% and 6.2% to 6.5% during 1996 and 1995, respectively.

Net Earnings Per Share. Net earnings per share were computed by dividing net earnings by the weighted average number of common and common equivalent shares outstanding during the year. Employee stock options are reflected as common stock equivalents using the treasury stock method and have been considered in net earnings per share calculations.

Reclassification. The Company has reclassified the presentation of certain prior period information to conform with the 1996 presentation.

Note 3 SUBSIDIARY TRANSACTIONS     In 1994, 2.2% of the 12.5% minority
interest of RGA Canada Management Company, Ltd. (Management Company) was acquired by Canadian Holdings for $537,000. In 1995, the remaining 10.3% of the capital stock was acquired by Canadian Holdings for $3,365,750.

In October 1993, RGA, through RGA Sudamerica, S.A., entered into a joint venture, BHIF America Seguros de Vida, S.A. (BHIF America), with local investors in Santiago, Chile. During 1994 RGA and the local investors funded the venture, which sells primarily single premium immediate annuities, with approximately $4,000,000 and $3,000,000 of initial capital contributions, respectively. For contributions made, each party received a 50% ownership interest in the venture. The excess of cost over fair value of net assets acquired, totaling $500,000, has been treated as goodwill and is being amortized over ten years. In 1996 and 1995, RGA contributed $1,275,000 and $565,000 in additional capital to BHIF America.

In May 1994, RGA formed Manantial, a joint venture, with several local investors in Buenos Aires, Argentina. During 1994, RGA and the local investors funded the venture, which is a direct life insurance company, with approximately $5,000,000 and $275,000 of initial capital contributions, respectively. For contributions made, each party received a 50% ownership interest in the venture. In June 1996, RGA purchased the remaining shares of Manantial for $4,500,000. The excess of cost over fair value of net assets acquired, totaling $4,246,000, has been treated as goodwill and is being amortized over ten years.

In January 1996, RGA formed Australian Holdings, a wholly owned holding company and RGA Reinsurance Company of Australia Limited (RGA Australia), a wholly owned reinsurance company of Australian Holdings licensed to assume life reinsurance in Australia. During 1996, RGA funded Australian Holdings with approximately $14,800,000, of which approximately one half of the amount represents debt as discussed in Note 15.

In July 1996, RGA, through RGA Sudamerica, S.A., formed RGA Reinsurance Company Chile S.A., a wholly owned reinsurance company licensed to assume life reinsurance business in Chile. During 1996, RGA funded the subsidiary with approximately $6,300,000 and reinsured single premium immediate annuity business written by BHIF America.

The excess of purchase price over the fair value of net assets acquired and goodwill totaling approximately $6,175,000 and $5,527,000 at December 31, 1996 and 1995, respectively, are included in other assets on the consolidated balance sheets.

Note 4 INVESTMENTS       Major categories of net investment income consist of
the following (in thousands):

Years Ended December 31                                 1996           1995           1994
Fixed maturity securities                           $ 92,721        $53,910        $42,395
Mortgage loans                                         2,510            450              -
Policy loans                                          29,116         26,020         22,550
Short-term investments                                 3,523          2,829          1,564
Funds withheld at interest                             9,813          7,481          5,366
Other                                                    406             66             83
---------------------------------------------------------------------------------------------
Investment revenue                                   138,089         90,756         71,958

Investment expense                                     1,261            639            655
---------------------------------------------------------------------------------------------

Net investment income                               $136,828        $90,117        $71,303
=============================================================================================

                              N O T E S  to  C O N S O L I D A T E D  31
                                  F I N A N C I A L  S T A T E M E N T S

The amortized cost, gross unrealized gains and losses, and estimated fair values of investments in fixed maturity securities at December 31, 1996 and 1995 are as follows (in thousands):

                                             Amortized     Unrealized     Unrealized           Fair
1996                                              Cost          Gains         Losses          Value
Available for sale:
  U.S. government and agencies              $   66,236        $   359         $  273     $   66,322
  Canadian government                           17,531          2,082              -         19,613
  Canadian provinces and
    municipalities                             139,701         33,778            466        173,013
  Argentine government and agencies                451              -              -            451
  Chilean government and agencies               28,591              -              -         28,591
  Australian government agencies                 9,115            280             20          9,375
  Commercial and industrial                    409,823         11,827          3,277        418,373
  Finance                                      116,500          2,843            451        118,892
  Public utilities                              76,699          1,877            562         78,014
  Mortgage-backed securities                   552,296          2,782          3,297        551,781
  Asset-backed securities                       52,706            161             28         52,839
  ----------------------------------------------------------------------------------------------------

                                            $1,469,649        $55,989         $8,374     $1,517,264
  ====================================================================================================
                                             Amortized     Unrealized     Unrealized           Fair
1995                                              Cost          Gains         Losses          Value
Available for sale:
  U.S. government and agencies                $ 64,380        $ 3,212         $   82       $ 67,510
  Canadian government                           14,903          1,265              4         16,164
  Canadian provinces and municipalities        111,490         20,269             33        131,726
  Argentine government and agencies              1,019              -              -          1,019
  Chilean government and agencies               20,368              -              -         20,368
  Commercial and industrial                    267,898         20,960          1,666        287,192
  Finance                                       57,874          3,156             38         60,992
  Public utilities                              61,833          3,099            226         64,706
  Mortgage-backed securities                   198,417          3,306            195        201,528
  Asset-backed securities                       21,479            120              -         21,599
  ----------------------------------------------------------------------------------------------------

                                              $819,661        $55,387         $2,244       $872,804
  ====================================================================================================

There were no investments in any entity in excess of 10% of stockholders' equity at December 31, 1996 or 1995, other than investments issued or guaranteed by the U.S. government. Publicly traded fixed maturity securities are valued based upon quoted market prices. Private placement securities are valued based on the credit quality and duration of marketable securities deemed comparable by the Company, which may be of another issuer.

At December 31, 1996 and 1995, the aggregate fair value of policy loans approximates the carrying value reflected on the consolidated balance sheet. Policy loans typically carry an interest rate that is tied to the crediting rate applied to the related policy and contract reserves.

The carrying value of short-term investments at December 31, 1996 and 1995, approximates fair value. Equity investments and derivative financial instruments included in other invested assets are reflected at fair value on the consolidated balance sheets. The cost of these equity investments at December 31, 1996 and 1995, was approximately $5,997,000 and $3,112,000 respectively, which approximates fair value. The cost of the derivative financial instruments at December 31, 1996, was approximately $662,000, which approximates fair value.

At December 31, 1996, the contractual maturities of investments in fixed maturity securities were as follows (in thousands):

                                                   Amortized           Fair
                                                        Cost          Value
Available for sale:
   Due in one year or less                        $   16,746     $   16,860
   Due after one year through five years             182,903        187,107
   Due after five years through ten years            319,316        327,968
   Due after ten years                               398,388        433,548
   Mortgage-backed securities                        552,296        551,781
  ----------------------------------------------------------------------------
                                                  $1,469,649     $1,517,264
  ============================================================================

Net realized gains from sales of investments in fixed maturity securities and equity securities, all of which represent activity in the investments held for sale, consist of the following (in thousands):

Years Ended December 31                           1996           1995           1994
Fixed maturities:
   Realized gains                              $ 5,182        $ 2,462        $ 1,540
   Realized losses                              (3,972)        (2,431)        (1,100)
Equity securities:
   Realized gains                                    -              -            701
   Realized losses                                   -              -           (316)
Other                                             (280)             -              -
---------------------------------------------------------------------------------------

Net gains                                      $   930        $    31        $   825
=======================================================================================

                              N O T E S  to  C O N S O L I D A T E D  33
                                  F I N A N C I A L  S T A T E M E N T S

Change in net unrealized gains (losses) were as follows (in thousands):

Years Ended December 31                           1996           1995           1994
   Fixed maturity securities held
     to maturity                               $     -        $ 2,182       $(24,520)
   Fixed maturity securities
     available for sale                         (5,528)        90,651        (54,311)
   Equity securities                                 -              -           (572)
  --------------------------------------------------------------------------------------
                                               $(5,528)       $92,833       $(79,403)
  ======================================================================================

Effective December 31, 1995, the Company reclassified its entire portfolio of fixed maturities held to maturity as available for sale. Fixed maturity securities with an amortized cost of $113,485,918 and unrealized gains of $19,405,392 were transferred from the held to maturity classification to available for sale.

Securities with an amortized cost of $2,370,000 were on deposit with various state or governmental insurance departments to comply with applicable insurance laws at December 31, 1996 and 1995.

As of December 31, 1996 and 1995, the Company's mortgage loans were distributed as follows (in thousands):

                                                         1996                          1995

                                              Carrying     Percentage       Carrying     Percentage
                                                 Value       of Total          Value       of Total
United States:
   Arizona                                     $15,554          15.79%       $     -              -%
   California                                    4,957           5.03              -              -
   Colorado                                      3,374           3.42              -              -
   Florida                                       1,694           1.72              -              -
   Georgia                                       5,038           5.11              -              -
   Illinois                                      4,575           4.64              -              -
   Kansas                                        1,750           1.78              -              -
   Missouri                                      6,406           6.50              -              -
   Oklahoma                                      2,488           2.52              -              -
   Texas                                         3,794           3.85              -              -
   Virginia                                      3,129           3.17              -              -
   Washington                                    6,209           6.30

Chile                                           39,597          40.17         14,653         100.00
======================================================================================================

                                                98,565         100.00%        14,653         100.00%

Less: Allowance                                    303                             -
------------------------------------------------------------------------------------------------------
Total                                          $98,262                       $14,653
======================================================================================================

                                                        1996                         1995

                                              Carrying     Percentage       Carrying     Percentage
                                                 Value       of Total          Value       of Total
Property Type
Apartment                                      $ 6,452           6.55%       $     -              -%
Retail                                          57,367          58.19         14,653         100.00
Office building                                 19,473          19.76              -              -
Industrial                                       7,853           7.97              -              -
Other commercial                                 7,420           7.53              -              -
-------------------------------------------------------------------------------------------------------
                                                98,565         100.00%        14,653         100.00%

Less: Allowance                                    303                             -
-------------------------------------------------------------------------------------------------------
Total                                          $98,262                       $14,653
=======================================================================================================

The Company makes mortgage loans on income producing properties, such as apartments, retail and office buildings, light warehouses and light industrial facilities. Loan to value ratios at the time of loan approval are 80 percent or less for domestic mortgages and 90 percent or less for Chilean mortgages.

The estimated fair value of the Company's mortgage loan portfolio at December 31, 1996 and 1995, was approximately $100.1 million and $14.7 million respectively.

All domestic mortgage loans were originated in calendar year 1996. No loans were delinquent and no specific loans have been deemed impaired as of December 31, 1996 or 1995, in the mortgage loan portfolio. In 1996, the Company recorded a valuation allowance of $303,000 to be used against possible future losses on the loan portfolio.

The maturities of the mortgage loans are as follows (in thousands):

                                                  1996           1995
Due within one year                            $     -        $     -
Due one year through five years                  3,299              -
Due after five years                            95,266         14,653
------------------------------------------------------------------------
                                                98,565         14,653
Less: Allowance                                    303              -
------------------------------------------------------------------------
Total                                          $98,262        $14,653
========================================================================

                              N O T E S  to  C O N S O L I D A T E D  35
                                  F I N A N C I A L  S T A T E M E N T S

Note 5 REINSURANCE         On January 1, 1993, RGA Reinsurance entered into
an indemnity reinsurance agreement with General American pursuant to which all of the business of General American's reinsurance division was transferred to RGA Reinsurance, net of the financial effects of all other retrocession agreements of the reinsurance division. As a result of the indemnity reinsurance agreement and certain other related transactions, the Company has all of the economic benefits and risks of the reinsurance agreements whether under facultative or automatic reinsurance treaties. The amounts stated in the consolidated financial statements reflect the aggregate amounts of all such business retroceded to the Company.

Reinsurance contracts do not relieve the Company from its obligations to policyholders or direct writing companies. Failure of retrocessionaires to honor their obligations could result in losses to the Company; consequently, allowances would be established for amounts deemed uncollectible. At December 31, 1996 and 1995, no allowances were deemed necessary. The Company evaluates the financial condition of its reinsurers annually.

At December 31, 1996, there were no reinsurance premium receivables associated with a single reinsurer with a carrying value in excess of 5% of total assets.

The effect of reinsurance on premiums and amounts earned is as follows (in thousands):

Years Ended December 31                           1996           1995           1994
Direct premiums and amounts assessed
  against policyholders                      $  44,210      $  36,385      $  12,126
Reinsurance assumed                            840,349        711,876        624,030
Reinsurance ceded                             (209,674)      (178,271)      (184,416)
---------------------------------------------------------------------------------------
Net premiums and amounts earned              $ 674,885      $ 569,990      $ 451,740
=======================================================================================


The effect of reinsurance on policyholder claims and other policy benefits is as follows (in thousands):

Years Ended December 31                           1996           1995           1994
Direct                                        $ 41,598      $  31,431      $  10,574
Reinsurance assumed                            611,761        536,472        464,416
Reinsurance ceded                              (92,914)      (104,036)      (116,735)
---------------------------------------------------------------------------------------
Net policyholder claims and benefits          $560,445      $ 463,867      $ 358,255
=======================================================================================

The impact of reinsurance on life insurance in force is shown in the following schedule (in millions):

                                                                                                          Assumed/
Life Insurance In Force                         Direct        Assumed          Ceded            Net          Net %
December 31, 1996                                  $85       $168,339        $39,050       $129,374        130.12%
December 31, 1995                                   85        153,861         25,275        128,671        119.58%
December 31, 1994                                   98        142,374         20,748        121,724        116.97%

At December 31, 1996, RGA Reinsurance has provided $604,000,000 of statutory financial reinsurance to other insurance companies under reinsurance transactions to assist those companies in meeting applicable regulatory requirements and to enhance those companies' financial strength. Generally, such transactions are provided by RGA Reinsurance committing cash or assuming insurance liabilities, and are secured by future profits on the reinsured business.

RGA Reinsurance has retroceded approximately $527,800,000 of its assumed financial reinsurance to third party companies, $66,900,000 to General American, and $9,300,000 to RGA Barbados. RGA Reinsurance earns a return based on the amount of net outstanding financial reinsurance. RGA Reinsurance effects the retrocession through ceding insurance liabilities or receiving cash from retrocessionaires.

Note 6 DEFERRED POLICY ACQUISITION COSTS       The following reflects the
amounts of policy acquisition costs deferred and amortized (in thousands):

Years Ended December 31                           1996           1995           1994
Deferred acquisition cost
   Assumed                                    $241,978       $192,116       $162,671
   Retroceded                                   (8,413)        (5,303)        (5,512)
   ------------------------------------------------------------------------------------
   Net                                        $233,565       $186,813       $157,159
   ====================================================================================

Beginning of year                             $186,813       $157,159       $141,438
   Capitalized
     Assumed                                   115,732         78,847         59,700
     Retroceded                                (16,993)        (7,860)        (8,237)
   Amortized
     Assumed                                   (65,870)       (49,402)       (44,153)
     Retroceded                                 13,883          8,069          8,411
     ----------------------------------------------------------------------------------
End of year                                   $233,565       $186,813       $157,159
=======================================================================================

Some reinsurance agreements involve reimbursing the ceding company for allowances and commissions in excess of first year premiums. These amounts represent an investment in the reinsurance agreement and are capitalized, to the extent deemed recoverable from the future premiums, and amortized against the future profits of the business. This type of agreement presents a risk to the extent the business lapses faster than originally anticipated resulting in future profits being insufficient to recover the Company's investment. The Company recognizes this risk by reflecting systematic charges against earnings each year in anticipation of some business ultimately lapsing at a higher than expected rate. During 1996, one of the Company's reinsurance agreements experienced significant lapses which resulted in the premature termination of the agreement and recognition of an additional loss of $2.5 million in operations.

Note 7 INCOME TAX       Income tax expense attributable to income from
continuing operations consists of the following (in thousands):

Years Ended December 31                           1996           1995           1994
Current income tax                             $15,776        $11,406        $18,734
Deferred income tax expense                     10,211         12,289          3,227
Foreign current tax                              2,216          1,374            883
Foreign deferred tax                             3,484          2,079            786
---------------------------------------------------------------------------------------
Total income tax                               $31,687        $27,148        $23,630
=======================================================================================

                              N O T E S  to  C O N S O L I D A T E D  37
                                  F I N A N C I A L  S T A T E M E N T S

Income tax expense attributable to income from continuing operations differed from the amounts computed by applying the U.S. federal income tax rate of 35% to pre-tax income as a result of the following (in thousands):

Years Ended December 31                                          1996           1995           1994
Computed "expected" tax expense                               $30,471        $26,117        $22,531
Increase in income taxes resulting from:
   Foreign tax rate in excess of U.S. tax rate                    941            763            683
   Other, net                                                     275            268            416
   ---------------------------------------------------------------------------------------------------
   Total tax expense                                          $31,687        $27,148        $23,630
    ==================================================================================================

Total income taxes were as follows (in thousands):

Years Ended December 31                                          1996           1995           1994
Income tax from continuing operations:                        $31,687        $27,148       $ 23,630
Income tax from stockholders' equity
   Unrealized holding gain or loss on debt and equity
    securities recognized for financial reporting purposes       (910)        33,496        (13,363)
   Exercise of stock options                                   (1,023)             -              -
   ---------------------------------------------------------------------------------------------------
    Total income tax provided                                 $29,754        $60,644       $ 10,267
    ==================================================================================================

The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and liabilities at December 31, 1996 and 1995, are presented below (in thousands):

Years Ended December 31                                                         1996           1995
Deferred tax assets:
   Nondeductible accruals                                                   $  3,067        $ 1,630
   Differences between tax and financial reporting amounts
    concerning certain reinsurance transactions and reserve for policies      14,991          5,097
   Deferred acquisition costs capitalized for tax                              8,323          9,233
   Net operating loss                                                         21,876         10,477
   ---------------------------------------------------------------------------------------------------
    Subtotal                                                                  48,257         26,437
Valuation allowance                                                             (371)             -
------------------------------------------------------------------------------------------------------
    Total deferred assets                                                   $ 47,886        $26,437
    ==================================================================================================

Deferred tax liabilities:
   Deferred acquisition costs capitalized for financial reporting           $101,708        $66,655
   Pension plan overfunding                                                      231            274
   Differences in the tax basis of cash and invested assets                   19,222         20,609
   Other, net                                                                      -             68
   ---------------------------------------------------------------------------------------------------
    Total deferred liabilities                                               121,161         87,606
    --------------------------------------------------------------------------------------------------
    Net deferred liabilities                                                $ 73,275        $61,169
    ==================================================================================================

As of December 31, 1996, a valuation allowance for deferred tax assets of $370,581 was provided on the net operating losses of RGA Australia, Manantial, and RGA Holdings Limited (U.K.).There was no valuation allowance required for deferred tax assets as of December 31, 1995. The Company has not recognized a deferred tax liability for the undistributed earnings of its wholly owned domestic and foreign subsidiaries because the Company currently does not expect those unremitted earnings to become taxable to the Company in the foreseeable future. This is due to the fact that the unremitted earnings will not be repatriated in the foreseeable future, or because those unremitted earnings that may be repatriated will not be taxable through the application of tax planning strategies that management would utilize.

At December 31, 1996, the Company had capital loss carry forwards of $897,000. During 1996, 1995, and 1994, the Company made approximately $8,585,000, $18,948,000, and $28,942,000 in income tax payments, respectively. At December 31, 1996, the Company recognized deferred tax assets associated with net operating losses of approximately $61,400,000. This net operating loss is expected to be utilized in the normal course of business during the period allowed for carry forwards and in any event, will not be lost due to the application of tax planning strategies that management would utilize.

Note 8 EMPLOYEE BENEFIT PLANS      Most of the Company's U.S. employees
participate in a non-contributory multi-employer defined benefit pension plan jointly sponsored by RGA Reinsurance and General American. The benefits are based on years of service and compensation levels. RGA Reinsurance's funding policy is to contribute the maximum amount deductible for federal income tax purposes annually. The following table presents net periodic pension cost and the plan's funded status (in thousands):

Years Ended December 31                                          1996           1995           1994
Service cost                                                   $  267         $  175         $  189
Interest                                                          251            185            165
Return on plan assets and other                                  (294)          (284)          (292)
------------------------------------------------------------------------------------------------------
   Pension costs                                               $  224         $   76         $   62
   ===================================================================================================

Years Ended December 31                                          1996           1995           1994

Accumulated benefit obligation                                 $2,870         $2,867         $2,066
------------------------------------------------------------------------------------------------------
Projected benefit obligation for service rendered to date      $3,967         $3,963         $2,994
Plan assets at fair value                                       4,527          4,523          3,777
------------------------------------------------------------------------------------------------------
   Pension costs funded in advance                             $  560         $  560         $  783
   ===================================================================================================

The plan's accumulated benefit obligation valued as of December 31, 1996, was $2,870,422, including vested benefits of $2,664,478. Total assets of the entire plan exceeded the actuarial computed present value of vested and non-vested benefits at January 1, 1996 and 1995. Significant assumptions include discount rates of 7.25%, 7.50% and 7.00% and rates of increase in future compensation levels of 4.50%, 5.50% and 4.50% for the years ended December 31, 1996, 1995 and 1994, respectively.

Certain management individuals participate in several nonqualified defined benefit and defined contribution plans sponsored by General American and RGA Reinsurance. Those plans are unfunded and are deductible for federal income tax purposes when the benefits are paid. Additionally, full-time salaried employees with at least one year of service participate in a profit-sharing plan sponsored by RGA Reinsurance which is tied to RGA's operating results. Contributions to that plan have been determined annually by the RGA Board of Directors and are based upon the salaries of eligible employees. Full vesting occurs after five years of continuous service. Total expense to the Company for the management defined benefit and defined contribution plans and the employee profit-sharing plan was $1,189,613, $921,788, and $715,081 for 1996, 1995, and 1994, respectively.

                              N O T E S  to  C O N S O L I D A T E D  39
                                  F I N A N C I A L  S T A T E M E N T S

The Company also provides certain health care and life insurance benefits for retired employees through a self-insured plan. Employees become eligible for these benefits if they meet minimum age and service requirements. The retiree's cost for health care benefits varies depending upon the credited years of service.


A summary of net periodic postretirement benefit costs and accumulated postretirement benefit obligation follows (in thousands):

Years Ended December 31                           1996           1995           1994
Net periodic postretirement benefit costs:
   Service cost                                   $ 98           $ 84           $ 74
   Interest                                        135            138             69
   ------------------------------------------------------------------------------------
     Net cost                                     $233            222            143
     ==================================================================================

Years Ended December 31                           1996           1995           1994
Accumulated postretirement benefit obligation:
   Retirees                                     $   47         $    -           $  -
   Fully eligible active plan participants         430            352            243
   Other active plan participants                  856            748            635
   ------------------------------------------------------------------------------------
     Accrued postretirement benefit cost        $1,333         $1,100           $878
     ==================================================================================

The 1996 postretirement benefit costs assumes a weighted average annual rate of increase in per capita cost of covered health care benefits of 8.0% and 7.0% for the indemnity and "HMO" plans, respectively. The trend rates decrease gradually to 5.25% for 2009 and thereafter. The health care cost trend rate assumption has a significant effect on the amounts reported. Increasing the assumed health care trend rate one percentage point in each year would increase the accumulated postretirement benefit obligation as of December 31, 1996 by approximately $185,000 and the net periodic postretirement benefit cost for 1996 by approximately $31,000. The weighted average discount rate used in determining the accumulated postretirement benefit obligation at December 31, 1996 was 7.25%. There are no plan assets.

Note 9 RELATED PARTY TRANSACTIONS       The Company and General American are
parties to shareholder agreements with the minority shareholders of Fairfield Management Group Inc., a holding company for a reinsurance intermediary and management company, which afford the minority shareholders certain preferential shareholder rights (put and first refusal rights) which may be exercised by the minority shareholders upon the occurrence of specified future events. The Company does not believe that the exercise of these rights will have a material adverse effect upon the Company's results of operations or financial position in the future.

Effective January 1, 1993, Conning Asset Management Company, formerly known as General American Investment Management Company, a wholly owned subsidiary of General American, has provided investment advisory services to RGA, RGA Reinsurance, RGA Barbados, Australian Holdings, and RGA Canada. These services have been provided pursuant to written agreements at the rate of
 .09% of fixed income assets managed and .22% of mortgage loans managed, payable quarterly, based on the book value of the portfolio managed at the end of each calendar quarter. The cost for the years ended December 31, 1996, 1995, and 1994, was approximately $1,160,000, $616,000, and $409,000, respectively.

Subject to written agreements, General American has historically provided certain administrative services to RGA and RGA Reinsurance. Such services include legal, treasury, employee benefit, payroll, and personnel. The cost for the years ended December 31, 1996, 1995, and 1994, was approximately $1,786,000, $1,474,000, and $842,000, respectively. Management does not believe that the various amounts charged by General American to the Company would be materially different if they had been incurred from an unrelated third party.

Pursuant to a marketing agreement, beginning January 1, 1993, General American agreed to amend and terminate its assumed and retrocession reinsurance agreements only at the direction of RGA Reinsurance, thus giving RGA Reinsurance the contractual right to direct future changes to existing reinsurance agreements. General American charges RGA Reinsurance quarterly an amount equal to, on an annual basis, 0.25% of specified policy-related liabilities that are associated with existing and future treaties written by General American for the benefit of RGA Reinsurance. RGA Reinsurance is currently writing reinsurance business for its own account, and may, at its sole option, terminate the marketing agreement at any time before its expiration date of January 1, 2000. Payment under the agreement for the years ended December 31, 1996, 1995, and 1994, was $186,000, $196,000, and
$265,000, respectively.

The Company has utilized the services of two consulting firms, relative to which an executive officer of RGA has served or currently serves as a principal. The Company uses the consulting firm primarily for market research and development. Payments under consulting agreements for the years ended December 31, 1996, 1995, and 1994, were approximately $588,000, $606,000 and
$489,000, respectively.

The Company conducts its business primarily from premises leased by RGA Reinsurance. RGA Reinsurance made rental payments in 1996, 1995, and 1994 to General American principally for office space of approximately $1,458,000, $952,000 and $682,000, respectively.

The Company also has direct policies and reinsurance agreements with General American and its subsidiaries. Under these agreements, the Company reflected earned premiums of approximately $20,640,000, $32,107,000, and $24,322,000, in 1996, 1995, and 1994, respectively. Underwriting gain on this business was approximately $1,162,000, $183,000, and $509,000 in 1996, 1995, and 1994,
respectively. In 1996, 1995, and 1994 this business reflected positive net cash flows of approximately $1,528,000, $26,645,000, and $5,415,000 respectively.

Note 10 LEASE COMMITMENTS       The Company leases office space and furniture
and equipment under non-cancelable operating lease agreements which expire at various dates.

Future minimum office space annual rentals under non-cancelable operating leases at December 31, 1996 are as follows:

                     1997              $2,453,306
                     1998               1,610,201
                     1999                 339,162
                     2000                 316,163
                     2001                 316,163

Rent expenses amount to approximately $2,551,000, $1,630,000, and $1,229,000 for the years ended December 31, 1996, 1995, and 1994, respectively.

Note 11 FINANCIAL CONDITION AND NET INCOME ON A STATUTORY BASIS-SUBSIDIARIES The statutory basis financial condition of RGA Reinsurance and RGA Canada as of December 31, 1996 and 1995, was as follows (in thousands):

                                                 RGA Reinsurance                  RGA Canada
                                                  1996           1995           1996           1995
Admitted assets                             $1,972,598     $1,364,546       $187,908       $149,196
Liabilities                                  1,766,731      1,186,168        151,540        116,988
---------------------------------------------------------------------------------------------------
Total capital and surplus                   $  205,867     $  178,378       $ 36,368       $ 32,208
===================================================================================================

                              N O T E S  to  C O N S O L I D A T E D  41
                                  F I N A N C I A L  S T A T E M E N T S

The statutory basis net income of RGA Reinsurance and RGA Canada for the periods indicated was as follows (in thousands):

                                            RGA Reinsurance                               RGA Canada
                                  1996            1995           1994           1996           1995           1994
Net income                   $  25,988       $  25,422      $  19,973       $  4,389       $  3,464       $  2,412
==================================================================================================================

RGA Reinsurance is subject to statutory regulations that restrict the payment of dividends. It may not pay dividends in any 12-month period in excess of the greater of the prior year's statutory operating income or 10% of capital and surplus at the preceding year-end, without regulatory approval. Accordingly, dividends from RGA Reinsurance to its parent in 1997 are limited to $25,988,000 without such regulatory approval. RGA Reinsurance has made no dividend payments to RGA to date. The maximum amount available for dividends by RGA Canada under the Canadian Minimum Continuing Capital and Surplus Requirements (MCCSR) is $7.2 million.

Note 12 COMMITMENTS AND CONTINGENT LIABILITIES         From time to time, the
Company is subject to reinsurance-related litigation and arbitration in the normal course of its business. Management does not believe that the Company is a party to any such pending litigation or arbitration which would have a material adverse effect on its future operations.

The Company has obtained letters of credit in favor of various unaffiliated insurance companies from which the Company assumes business. This allows the ceding company to take statutory reserve credit. The letters of credit issued by banks represent a guarantee of performance under the reinsurance agreements. At December 31, 1996, there was approximately $12,980,000 of outstanding bank letters of credit to the favor of unaffiliated entities.

Note 13 SEGMENT INFORMATION         The following summarizes the Company's
principal operations (in thousands):

Years Ended December 31                                             1996              1995              1994
U.S. ordinary life:
   Revenues                                                   $  618,571        $  497,368        $  402,184
   Income before income taxes and minority interest               80,011            62,646            63,099
   Total assets                                                2,353,778         1,588,824         1,129,909
   Aggregate depreciation and amortization                        34,582            32,793            25,625
Canadian ordinary life:
   Revenues                                                   $   78,549        $   60,315        $   50,162
   Income before income taxes and minority interest               13,436            10,880             6,817
   Total assets                                                  321,314           247,432           177,182
   Aggregate depreciation and amortization                         1,969             2,463             3,462
Accident and Health:
   Revenues                                                   $   58,869        $   48,852        $   49,751
   Income/(loss) before income taxes and minority interest        (4,120)             (698)           (5,420)
   Total assets                                                   48,818            53,656            49,399
   Aggregate depreciation and amortization                        15,888             6,827             6,836
Other International:
   Revenues                                                   $   74,040        $   61,597        $   23,698
   Income/(loss) before income taxes and minority interest        (2,266)            1,791              (122)
   Total assets                                                  169,744           100,022            37,803
   Aggregate depreciation and amortization                           578               454               758


Capital expenditures of each reporting segment were insignificant in the periods noted.

Note 14 STOCK OPTIONS       The Company adopted the RGA Flexible Stock Plan
(the "Plan") in February 1993. The Plan provides for the award of benefits (collectively "Benefits") of various types, including stock options, stock appreciation rights ("SARs"), restricted stock, performance shares, cash awards, and other stock based awards. Options are granted with an exercise price equal to the stock's fair value at the date of grant. Information with respect to grants follows.

                                                Shares               Options Outstanding           Weighted-Average
                                             Available            Shares           Options Price    Exercise Price
Balance at December 31, 1993                   490,000           335,000           $26.00
Additional authorized                           41,250
Granted                                       (184,700)          184,700            27.50
---------------------------------------------------------------------------------------------------------------------
Balance at December 31, 1994                   346,550           519,700            26.00-27.50
Additional authorized                           43,313
Granted                                        (32,154)           32,154            27.50                   $ 27.50
Exercised                                                         (7,500)           26.00                     26.00
Forfeited                                       13,600           (13,600)           26.00-27.50               26.84
---------------------------------------------------------------------------------------------------------------------
Balance at December 31, 1995                   371,309           530,754            26.00-27.50               26.59
Additional authorized                           45,478
Granted                                       (119,588)          119,588            35.125-45.50             44.278
Exercised                                                       (155,000)           26.00                     26.00
Forfeited                                       13,709           (13,709)           26.00-27.50               27.23
---------------------------------------------------------------------------------------------------------------------
Balance at December 31, 1996                   310,908           481,633           $26.00-$45.50            $ 31.16
=====================================================================================================================

Options granted in May 1993 are currently exercisable with respect to 100% of the shares covered. The January 1994 and 1995 options represent multiple-year block grants which vest over a period of two to eight years. The options are exercisable for a period of up to ten years after date of grant. Options granted in December 1996 totaling 105,500, vest in December 1999 and are exercisable until May 2003. These options were granted in connection with the exercise of some of the May 1993 options. Options granted in January 1996 totaling 14,088, represent a block grant which vests over a period of one to six years. The January 1996 options are exercisable for a period of up to ten years after date of grant.

At December 31, 1996, there were 310,908 additional shares available for grant under the Plan. The per share weighted-average fair value of stock options granted during 1996 and 1995 was $11.10 and $7.91 on the date of grant using the Black-Scholes option-pricing model with the following weighted-average assumptions: 1996-expected dividend yield of 0.7%, risk-free interest rate of 5.90%, expected life of 3.3 years, and an expected rate of volatility of the stock of 26% over the expected life of the options; 1995-expected dividend yield of 0.7%, risk-free interest rate of 7.72%, expected life of 5.5 years, and an expected rate of volatility of the stock of 26% over the expected life of the options.

The Company applies APB Opinion No. 25 in accounting for its Plan and, accordingly, no compensation cost has been recognized for its stock options in the financial statements. Had the Company determined compensation cost based on the fair value at the grant date for its stock options under Statement of Financial Accounting Standards No. 123, the Company's net income and earnings per share would have been reduced to the pro forma amounts indicated below. The effects of applying Statement of Financial Accounting Standards No. 123 may not be representative of the effects on reported net income for future years.

                              N O T E S  to  C O N S O L I D A T E D  43
                                  F I N A N C I A L  S T A T E M E N T S

                                                                    1996                1995
Net income (in thousands)                       As reported      $55,072             $47,291
                                                Pro forma        $54,999             $47,259
Primary earnings per share                      As reported      $  3.24             $  2.80
                                                Pro forma        $  3.23             $  2.80

At December 31, 1996 and 1995, the number of options exercisable was 181,492 and 334,827 respectively, and the weighted-average exercise price of those options was $26.25 and $26.06 respectively. At December 31, 1996 and 1995, the range of exercise prices and weighted-average remaining contractual life of exercisable options was $26.00 to $35.125 and 6.77 years, and $26.00 to $27.50 and 7.71 years, respectively. The weighted-average remaining contractual life of outstanding options at December 31, 1996 and 1995, was
6.95 years and 7.89 years, respectively.

In January 1997, the Board approved the grant of an additional 123,800 stock options at $45.625 per share under the Company's Flexible Stock Plan. The options vest in 20% annual increments beginning January 1998.

Note 15 FINANCING ACTIVITIES       On March 19, 1996, RGA issued 7 1/4%
Senior Notes with a face value of $100,000,000 in accordance with Rule 144A of the Securities Act of 1933, as amended. The net proceeds from the offering were approximately $98,943,000, and interest is payable semiannually on April 1 and October 1, with the principal amount due April 1, 2006. The estimated fair market value of the debt as of December 31, 1996, was approximately $100,367,000. The ability of the Company to make debt principal and interest payments as well as to make dividend payments to shareholders is ultimately dependent on the earnings and surplus of subsidiaries and the investment earnings on the undeployed debt proceeds. The transfer of funds from the insurance subsidiaries to RGA is subject to applicable insurance laws and regulations. In addition, the debt agreement contains certain restrictions related to liens and the issuance and disposition of stock of restricted subsidiaries. The Company must also comply with specific reporting requirements with notices given to the fiscal agent at prescribed dates. As of December 31, 1996, the Company was in compliance with all covenants under its debt agreement.

On January 8, 1996, Australian Holdings established a $15,894,000 unsecured, three month, revolving line of credit. The debt is guaranteed by the Company and is utilized to provide operating capital to RGA Australia. The outstanding balance at December 31, 1996, was $7,550,000, representing drawdowns of $5,563,000 in January 1996 and $1,987,000 in July 1996. Principal repayments are due in April 1997 and are expected to be renewed under the terms of the line of credit. Interest is paid every three months at a current rate between 7.03% and 7.08%. This agreement contains various restrictive covenants which primarily pertain to limitations on the quality and types of investments, minimum requirements of net worth, and minimum rating requirements. Additionally, the Company must comply with several financial covenant restrictions under the revolving credit agreement which include defined ratios of consolidated funded debt to total capitalization for RGA and for Australian Holdings. As of December 31, 1996, the Company was in compliance with all covenants under this debt agreement.

Interest paid on debt during 1996 was $6,169,000.

Note 16 PARENT COMPANY FINANCIAL INFORMATION         The following are the
condensed balance sheets as of December 31, 1996, 1995 and 1994, and the condensed statements of income and cash flows for the periods ended December 31, 1996, 1995, and 1994, for Reinsurance Group of America, Incorporated (parent company only)(in thousands of dollars):

Years Ended December 31                                          1996           1995           1994
Condensed Balance Sheets
Assets:
  Fixed maturity securities (available for sale)             $ 82,571       $ 11,518       $ 33,731
  Short-term investments                                       14,979         10,823            465
  Cash                                                            (44)            32             10
  Investment in subsidiaries                                  423,278        352,055        238,778
  Other assets                                                  4,706          2,246          3,282
  ----------------------------------------------------------------------------------------------------
    Total assets                                             $525,490       $376,674       $276,266
    ==================================================================================================
Liabilities and stockholders' equity:
  Long-term debt                                             $ 98,943       $      -       $      -
  Other liabilities                                               989           (255)          (522)
  Stockholders' equity                                        425,558        376,929        276,788
  ----------------------------------------------------------------------------------------------------
    Total liabilities and stockholders' equity               $525,490       $376,674       $276,266
    ==================================================================================================

Condensed Statements of Income
  Interest income                                            $  5,151       $  1,559       $  2,346
  Realized investments losses, net                               (150)          (409)          (494)
  Operating expenses                                           (2,051)        (2,037)          (896)
  Interest expense                                             (5,685)             -              -
  ----------------------------------------------------------------------------------------------------
    Income before income tax and undistributed
    earnings of subsidiaries                                   (2,735)          (887)           956
  Income tax expense (benefit)                                 (1,003)          (344)           342
  ----------------------------------------------------------------------------------------------------
    Net income before undistributed earnings of subsidiaries   (1,732)          (543)           614
  Equity in undistributed earnings of subsidiaries             56,804         47,834         39,811
  ----------------------------------------------------------------------------------------------------
    Net income                                               $ 55,072       $ 47,291       $ 40,425
    ==================================================================================================

Condensed Statements of Cash Flows
Operating activities:
  Net income                                                 $ 55,072       $ 47,291       $ 40,425
  Equity in earnings of subsidiaries                          (56,804)       (47,834)       (39,811)
  Other, net                                                    1,939          1,161            149
  ----------------------------------------------------------------------------------------------------
    Net cash provided by operating activities                     207            618            763
    ==================================================================================================
Investing activities:
  Sales of fixed maturity securities available for sale        24,444         23,623         26,465
  Purchases of fixed maturity securities available for sale   (95,959)             -         (4,138)
  Change in short-term investments                             (4,156)       (10,358)          (240)
  Payment for purchase of stock in subsidiaries                (4,482)        (5,259)        (8,277)
  Capital contributions to subsidiaries                       (18,054)        (2,000)             -
  ----------------------------------------------------------------------------------------------------
    Net cash provided by (used in) investing activities       (98,207)         6,006         13,810
    ==================================================================================================
Financing activities:
  Dividends to stockholders                                    (5,050)        (4,376)        (4,124)
  Acquisition of treasury stock                                     -         (2,422)       (11,265)
  Reissuance of treasury stock                                  4,031            196              -
  Proceeds from long-term debt issuance, net                   98,943              -              -
  ----------------------------------------------------------------------------------------------------
    Net cash provided by (used in) financing activities        97,924         (6,602)       (15,389)
    Net change in cash and cash equivalents                       (76)            22           (816)
  Cash and cash equivalents at beginning of year                   32             10            826
  ----------------------------------------------------------------------------------------------------
  Cash and cash equivalents at end of year                   $    (44)      $     32       $     10
  ====================================================================================================

                              N O T E S  to  C O N S O L I D A T E D  45
                                  F I N A N C I A L  S T A T E M E N T S

INDEPENDENT AUDITORS' REPORT

Board of Directors and Stockholders
Reinsurance Group of America, Incorporated:

We have audited the accompanying consolidated balance sheets of Reinsurance Group of America, Incorporated and subsidiaries (the Company) as of December 31, 1996 and 1995, and the related consolidated statements of income, stockholders' equity, and cash flows for each of the years in the three-year period ended December 31, 1996. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Reinsurance Group of America, Incorporated and subsidiaries as of December 31, 1996 and 1995, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 1996, in conformity with generally accepted accounting principles.




                                             /s/ KPMG Peat Marwick LLP

                                               KPMG Peat Marwick LLP

St. Louis, Missouri
February 7, 1997

REPORT OF MANAGEMENT RESPONSIBILITY FOR FINANCIAL STATEMENTS

The consolidated balance sheets of Reinsurance Group of America, Incorporated and subsidiaries as of December 31, 1996 and 1995, and the related consolidated statements of income, cash flows and stockholders' equity for the years ended December 31, 1996, 1995, and 1994, have been prepared by management, which is responsible for their integrity and objectivity. The statements have been prepared in accordance with generally accepted accounting principles and include some amounts that are based upon management's best estimates and judgments. The financial information contained elsewhere in this annual report is consistent with that contained in the financial statements.

Management is responsible for establishing and maintaining a system of internal control designed to provide reasonable assurance as to the integrity and reliability of financial reporting. The concept of reasonable assurance is based on the recognition that there are inherent limitations in all systems of internal control, and that the cost of such systems should not exceed the benefits derived therefrom. A professional staff of internal auditors reviews, on an ongoing basis, the related internal control system design, the accounting policies and procedures supporting this system, and compliance therewith. Management believes this system of internal control effectively meets its objective of reliable financial reporting.

In connection with annual audits, independent certified public accountants perform an examination in accordance with generally accepted auditing standards, which includes the consideration of the system of internal control to the extent necessary to form an independent opinion on the financial statements prepared by management.

The Board of Directors, through its Audit Committee, which is composed solely of directors who are not employees of the Company, is responsible for overseeing the integrity and reliability of the Company's accounting and financial reporting practices and the effectiveness of its system of internal controls. The independent certified public accountants and internal auditors meet regularly with, and have access to, this committee, with and without management present, to discuss the results of their audit work.




/s/ Richard A. Liddy                  /s/ A. Greig Woodring
Richard A. Liddy                      A. Greig Woodring
Chairman of the Board of Directors    President and Chief Executive Officer




/s/ Jack B. Lay                       /s/ Todd C. Larson
Jack B. Lay                           Todd C. Larson
Executive Vice President and          Vice President and Controller
Chief Financial Officer

SELECTED CONSOLIDATED FINANCIAL AND OPERATING DATA

The consolidated selected financial data presented below for, and as of the end of, each of the years in the five-year period ended December 31, 1996, have been prepared in accordance with generally accepted accounting principles prescribed for stock life companies. The consolidated financial statements represent the reinsurance operations of General American as if those operations were consolidated with RGA in 1992. In 1993, the reinsurance operations were transferred or contributed to RGA from General American along with the related assets and liabilities of the reinsurance operations. All amounts shown are in millions, except per share and operating data. The following selected financial data should be read in conjunction with the Notes to the Consolidated Financial Statements.

Years Ended December 31,                                1996          1995        1994        1993       1992
Operating data
Revenues:
  Net premiums                                      $  674.9      $  570.0    $  451.7    $  379.9    $ 369.4
  Net investment income                                136.8          90.1        71.3        60.3       46.6
  Realized investment gains, net                         0.9             -         0.8         3.6        1.9
  Other revenue                                         17.4           8.0         1.9         2.7        2.6
  --------------------------------------------------------------------------------------------------------------
   Total revenues                                      830.0         668.1       525.7       446.5      420.5
   =============================================================================================================
Benefits and Expenses:
  Claims and other policy benefits                     560.4         463.8       358.2       301.1      287.6
  Policy acquisition costs
   and other insurance expenses                        136.5          98.1        78.6        70.9       74.8
  Other operating expenses                              39.8          31.6        24.5        19.6       15.9
  Interest expense                                       6.2             -           -           -          -
  --------------------------------------------------------------------------------------------------------------
   Total benefits and expenses                         742.9         593.5       461.3       391.6      378.3
   =============================================================================================================
  Income before income taxes
   and minority interest                                87.1          74.6        64.4        54.9       42.2
  Income tax expense                                    31.7          27.1        23.7        20.2       15.4
  Minority interest                                      0.3           0.2         0.3         0.6        1.0
  --------------------------------------------------------------------------------------------------------------
  Net income                                        $   55.1      $   47.3    $   40.4    $   34.1    $  25.8
  --------------------------------------------------------------------------------------------------------------
Earnings per share                                  $   3.24      $   2.80    $   2.36    $   2.24    $  2.41
Cash dividends per share                            $   0.30      $   0.26    $   0.24    $   0.12          -
----------------------------------------------------------------------------------------------------------------
  Weighted average common shares,
   in thousands                                       17,004        16,883      17,152      15,157     10,725
   =============================================================================================================

Balance Sheet Data
Total investments                                   $2,272.0      $1,405.5    $1,016.6    $  920.6    $ 608.4
Total assets                                         2,893.7       1,989.9     1,394.3     1,249.6      865.4
Policy liabilities                                   2,068.6       1,408.3     1,043.9       886.5      709.8
Total debt                                             106.5             -           -           -          -
Stockholders' equity                                   425.6         376.9       276.8       279.4      101.0
Stockholders' equity per share                         25.03         22.41       16.37       16.09       9.42

Operating Data (in billions)
Assumed ordinary life reinsurance
  business in force                                 $  168.3      $  153.9    $  142.4    $  114.7    $ 104.9
Assumed new business production                         37.9          36.0        43.2        24.7       26.0

Quarterly Data (unaudited)

Years Ended December 31
(dollars in thousands, except per share data)
                                                              First           Second            Third          Fourth
1996
Total revenues                                          $   200,422      $   201,491      $   192,038     $   236,078
Income before income taxes and minority interest             17,028           21,608           20,679          27,746
Net income                                              $    10,536      $    13,460      $    12,617     $    18,459
Outstanding common shares                                16,824,396       16,829,796       16,833,896      16,976,896
Net income per share                                    $       .62      $       .79      $       .74     $      1.08
Market price of common stock:
   Quarter end                                               36 5/8           37 3/4           43 7/8          47 1/8
   Common stock price, high                                  41 1/8           41 5/8           44 1/4          49 1/2
   Common stock price, low                                   33 7/8           36 5/8           36 7/8          43 1/4

1995
Total revenues                                          $   160,509      $   151,199      $   163,693     $   192,731
Income before income taxes and minority interest             14,547           18,157           17,432          24,483
Net income                                              $     8,888      $    11,550      $    11,216     $    15,637
Outstanding common shares                                16,820,396       16,820,396       16,820,396      16,821,896
Net income per share                                    $      0.53      $      0.69      $      0.66     $      0.92
Market price of common stock:
   Quarter end                                               27 1/8           28 5/8           35 1/4          36 5/8
   Common stock price, high                                  27 7/8           29               35 1/4          36 5/8
   Common stock price, low                                   23 7/8           24 7/8           28              30 1/4

Reinsurance Group of America, Incorporated common stock is traded on the New York Stock Exchange (NYSE) under the symbol "RGA." There were 147 stockholders of record of RGA's common stock on March 3, 1997.

MANAGEMENT AND SHAREHOLDERS' INFORMATION

Directors and Executive Officers

J. Cliff Eason
Director
President and CEO,
Southwestern Bell Communications, Inc.

Bernard A. Edison
Former President,
Edison Brothers Stores, Inc.

Dennis F. Hardcastle
Director
Retired President, Group America Insurance

Richard A. Liddy
Chairman of the Board and Director

William A. Peck, M.D.
Director
Executive Vice Chancellor for Medical Affairs and Dean of the School of Medicine, Washington University in St. Louis

Leonard M. Rubenstein
Treasurer and Director
Chairman, CEO and CIO, Conning Corporation

William P. Stiritz
Director
Chairman of the Board, President and Chief
Executive Officer, Ralston Purina Company

H. Edwin Trusheim
Director
Retired Chairman of the Board,
General American Life Insurance Company

A. Greig Woodring
President, Chief Executive Officer and Director

David B. Atkinson
Executive Vice President
and Chief Operating Officer

Bruce E. Counce
Executive Vice President and
Chief Corporate Operating Officer

Jack B. Lay
Executive Vice President and
Chief Financial Officer

Graham S. Watson
Executive Vice President and
Chief Marketing Officer

Brendan J. Galligan
Senior Vice President
Asia Pacific Division

Joel S. Iskiwitch
Senior Vice President
Accident and Health Division

Paul Nitsou
Senior Vice President
Market Development Division

Paul A. Schuster
Senior Vice President
U.S. Division

Kenneth D. Sloan
Senior Vice President
U.S. Facultative Division

Matthew P. McCauley
General Counsel and Secretary



Shareholder Information

Annual Meeting:
The annual meeting of the shareholders will be held
Thursday, May 15, 1997 at 4:00 p.m.
at the Ritz-Carlton Hotel
100 Carondelet Plaza
St. Louis, MO

Transfer Agent:
Boatmen's Trust Company
St. Louis, Missouri

Independent Auditors:
KPMG Peat Marwick LLP


Annual Report Form 10-K:
Reinsurance Group of America, Incorporated files with the Securities and Exchange Commission an Annual Report (Form 10-K). Shareholders may obtain a copy of the Form 10-K report without charge by writing to:

      Jack B. Lay
      Chief Financial Officer
      660 Mason Ridge Center Drive
      St. Louis, MO 63141

Or, shareholders may request financial reports through our Internet site at http://www.rgare.com.