Form 10-K405, Exhibit 13
period 1997-12-31
REINSURANCE GROUP OF AMERICA INC
filed 1998-03-25
CIK 898174

-------------------------------------------------------------------------    19.

                                                    DIVISIONAL HIGHLIGHTS

U.S. Operations
1997
                                                           Traditional                 Non-traditional                 Total
                                                                           Asset-Intensive  Financial Reinsurance
---------------------------------------------------------  -----------     --------------------------------------   --------
Revenues:
   Net premiums                                              $554,253           $    --           $    --           $554,253
   Investment income, net of related expenses                  98,666            55,636                --            154,302
   Realized investment gains/(losses), net                      1,816            (1,726)               --                 90
   Other revenue                                                  872                --            25,308             26,180
   ------------------------------------------------------  -----------     --------------------------------------   --------
      Total revenues                                          655,607            53,910            25,308            734,825

Benefits and expenses:
   Claims and other policy benefits                           405,590             2,414                --            408,004
   Interest credited                                           42,564            48,102                --             90,666
   Policy acquisition costs and other
      insurance expenses                                       89,556             1,548            14,368            105,472
   Other operating expenses                                    20,924                --                --             20,924
   ------------------------------------------------------  -----------     --------------------------------------   --------
      Total benefits and expenses                             558,634            52,064            14,368            625,066

      Income before income taxes and minority interest        $96,973            $1,846           $10,940           $109,759
      ===================================================  ===========     ======================================   ========


1996
                                                           Traditional                 Non-traditional                 Total
                                                                           Asset-Intensive  Financial Reinsurance
---------------------------------------------------------  -----------     --------------------------------------   --------
Revenues:
   Net premiums                                              $486,431           $    --           $    --           $486,431
   Investment income, net of related expenses                  87,163            24,638                --            111,801
   Realized investment (losses), net                           (1,340)               --                --             (1,340)
   Other revenue                                                 (564)               --            16,957             16,393
   ------------------------------------------------------  -----------     --------------------------------------   --------
      Total revenues                                          571,690            24,638            16,957            613,285

Benefits and expenses:
   Claims and other policy benefits                           360,081                --                --            360,081
   Interest credited                                           34,168            20,224                --             54,392
   Policy acquisition costs and other
      insurance expenses                                       80,667             3,044            12,841             96,552
   Other operating expenses                                    17,768                --                --             17,768
   ------------------------------------------------------  -----------     --------------------------------------   --------
      Total benefits and expenses                             492,684            23,268            12,841            528,793

      Income before income taxes and minority interest       $ 79,006           $ 1,370           $ 4,116           $ 84,492
      ===================================================  ===========     ======================================   ========

 TABLE OF CONTENTS Divisional Highlights 19 Management's Discussion and Analysis of Financial Condition and Results of Operations 23 Consolidated
                    Balance Sheets 34 Consolidated Statements of Income 35 Consolidated Statements of Stockholders' Equity 36 Consolidated Statements
 of Cash Flows 37 Notes to Consolidated Financial Statements 38  Independent
     Auditors' Report 54   Report of Management Responsibility for Financial
       Statements 55   Selected Consolidated Financial and Operating Data 56
 Quarterly Data (Unaudited) 57   Management and Shareholders' Information 58

20.

U.S. OPERATIONS continued
1995
                                                           Traditional                 Non-traditional                 Total
                                                                           Asset-Intensive  Financial Reinsurance
---------------------------------------------------------  -----------     --------------------------------------   --------
Revenues:
   Net premiums                                              $414,133            $ --             $   --            $414,133
   Investment income, net of related expenses                  73,093             866                 --              73,959
   Realized investment gains, net                                 640              --                 --                 640
   Other revenue                                                 (318)             --              7,742               7,424
   ------------------------------------------------------  -----------     --------------------------------------   --------
      Total revenues                                          487,548             866              7,742             496,156

Benefits and expenses:
   Claims and other policy benefits                           311,974              --                 --             311,974
   Interest credited                                           33,023             768                 --              33,791
   Policy acquisition costs and other
      insurance expenses                                       65,526              34              6,037              71,597
   Other operating expenses                                    15,367              --                 --              15,367
   ------------------------------------------------------  -----------     --------------------------------------   --------
      Total benefits and expenses                             425,890             802              6,037             432,729

      Income before income taxes and minority interest       $ 61,658            $ 64             $1,705            $ 63,427
      ===================================================  ===========     ======================================   ========

Canadian Operations
                                                                 1997              1996            1995
Revenues:
   Net premiums                                              $ 83,563           $63,118         $49,248
   Investment income, net of related expenses                  16,321            12,722          11,064
   Realized investment gains/(losses), net                        109             2,419            (198)
   Other revenue                                               20,152               290             201
   ----------------------------------------------------------------------------------------------------
      Total revenues                                          120,145            78,549          60,315

Benefits and expenses:
   Claims and other policy benefits                            74,972            48,983          36,683
   Interest credited                                            1,293               287              --
   Policy acquisition costs and other
      insurance expenses                                       22,411            10,161           8,087
   Other operating expenses                                     6,387             5,682           4,665
   ----------------------------------------------------------------------------------------------------
      Total benefits and expenses                             105,063            65,113          49,435

      Income before income taxes and minority interest       $ 15,082           $13,436         $10,880
      =================================================================================================



-------------------------------------------------------------------------    21.

                                                    DIVISIONAL HIGHLIGHTS


Accident and Health
                                                                 1997              1996            1995
Revenues:
   Net premiums                                              $ 90,692           $57,182         $47,789
   Investment income, net of related expenses                   1,249             1,019             730
   Realized investment gains/(losses), net                          2                 2              (2)
   Other revenue                                                1,379               666             335
   ----------------------------------------------------------------------------------------------------
      Total revenues                                           93,322            58,869          48,852

Benefits and expenses:
   Claims and other policy benefits                            70,658            42,250          33,640
   Accident and health pool charge                             18,000                --              --
   Policy acquisition costs and other
      insurance expenses                                       28,354            18,389          13,630
   Other operating expenses                                     5,652             2,350           2,280
   ----------------------------------------------------------------------------------------------------
      Total benefits and expenses                             122,664            62,989          49,550

      (Loss) before income taxes and minority interest       $(29,342)          $(4,120)        $  (698)
      =================================================================================================



Other International
1997
                                                               Latin America       Asia Pacific   Other Markets   Total
                                                           Direct     Reinsurance
--------------------------------------------------------  -----------------------  ------------   -------------  --------
Revenues:
   Net premiums                                           $56,460         $11,730     $36,591        $ 2,170     $106,951
   Investment income, net of related expenses               7,067           1,701       1,730            378       10,876
   Realized investment gains, net                              --              --          14             --           14
   Other revenue                                              185              --          --            332          517
   ----------------------------------------------------- ------------------------ -------------  -------------- ---------
      Total revenues                                       63,712          13,431      38,335          2,880      118,358

Benefits and expenses:
   Claims and other policy benefits                        53,181          10,327      21,164          1,755       86,427
   Interest credited                                           82              --          --             --           82
   Policy acquisition costs and other
      insurance expenses                                    3,820             329      15,616            479       20,244
   Other operating expenses                                 6,553           2,962       6,119          3,680       19,314
   Interest expense                                            --              --         468             --          468
   ----------------------------------------------------- ------------------------ -------------  -------------- ---------
      Total benefits and expenses                          63,636          13,618      43,367          5,914      126,535

      Income/(loss) before income taxes and
         minority interest                                $    76         $  (187)    $(5,032)       $(3,034)    $ (8,177)
      ================================================== ======================== =============  ============== =========




22.

Other International continued
1996
                                                               Latin America       Asia Pacific   Other Markets    Total
                                                           Direct     Reinsurance
--------------------------------------------------------  -----------------------  ------------   -------------  --------
Revenues:
   Net premiums                                           $41,672          $5,130     $21,066        $   287      $68,155
   Investment income, net of related expenses               3,722           1,400       1,013              -        6,135
   Realized investment (losses)/gains, net                      -               -           -              -            -
   Other revenue                                               36               1           -              -           37
   -----------------------------------------------------  -----------------------  ------------   -------------  --------
      Total revenues                                       45,430           6,531      22,079            287       74,327

Benefits and expenses:
   Claims and other policy benefits                        39,492           3,122      11,641            170       54,425
   Interest credited                                           27               -           -              -           27
   Policy acquisition costs and other
      insurance expenses                                    1,379             169       9,808             52       11,408
   Other operating expenses                                 4,434           1,214       4,536          1,850       12,034
   Interest expense                                             -               -         484              -          484
   -----------------------------------------------------  -----------------------  ------------   -------------  --------
      Total benefits and expenses                          45,332           4,505      26,469          2,072       78,378

      Income/(loss) before income taxes and
         minority interest                                $    98          $2,026     $(4,390)       $(1,785)     $(4,051)
      ==================================================  =======================  ============   =============  ========


Other International
1995
                                                               Latin America       Asia Pacific   Other Markets    Total
                                                           Direct     Reinsurance
--------------------------------------------------------  -----------------------  ------------   -------------   -------
Revenues:
   Net premiums                                           $33,794         $12,292     $12,735        $     -      $58,821
   Investment income, net of related expenses               2,050             986        (231)             -        2,805
   Realized investment (losses)/gains, net                      -               -           -              -            -
   Other revenue                                              (30)              1           -              -          (29)
   -----------------------------------------------------  -----------------------  ------------   -------------   -------
      Total revenues                                       35,814          13,279      12,504              -       61,597

Benefits and expenses:
   Claims and other policy benefits                        30,654           8,024       9,096              -       47,774
   Interest credited                                            5               -           -              -            5
   Policy acquisition costs and other
      insurance expenses                                    2,276              90       2,392              -        4,758
   Other operating expenses                                 3,299           1,264       2,706              -        7,269
   Interest expence                                             -               -           -              -            -
   -----------------------------------------------------  -----------------------  ------------   -------------   -------
      Total benefits and expenses                          36,234           9,378      14,194              -       59,806

      (Loss)/income before income taxes and
         minority interest                                $  (420)        $ 3,901     $(1,690)       $     -      $ 1,791
      ==================================================  =======================  ============   =============   =======


-------------------------------------------------------------------------    23.

                                     MANAGEMENT'S DISCUSSION AND ANALYSIS

      The following analysis of Reinsurance Group of America, Incorporated's consolidated financial condition and results of operations should be read in conjunction with "Selected Consolidated Financial and Operating Data" and the consolidated financial statements and accompanying notes beginning on page 34.

                                                              General
      In 1993, Reinsurance Group of America, Incorporated (RGA) completed an initial public offering of 9,961,875 shares of common stock at $17.33 per share (adjusted for the stock split in the form of a dividend during 1997). At December 31, 1997, General American Life Insurance Company (General American) indirectly owned approximately 64% of the common stock issued by RGA.

      During 1993, General American contributed its investment in RGA Reinsurance Company (RGA Reinsurance, formerly Saint Louis Reinsurance Company) and RGA International, Ltd. (RGA International, formerly G.A. Canadian Holdings, Ltd.) to RGA. Additionally, General American entered into an indemnity reinsurance agreement to retrocede virtually all of its net reinsurance business to RGA Reinsurance effective January 1, 1993. Subsequently, most of the existing reinsurance agreements between General American and various ceding companies were transferred to RGA Reinsurance, replacing General American as the direct party to the treaties.

      The net proceeds to RGA from the sale of shares in the initial public offering were approximately $160.4 million. These proceeds have been utilized to finance expansion, both domestically and internationally. During 1993, RGA contributed $95.0 million in the form of capital to its domestic life insurance subsidiary, RGA Reinsurance, to strengthen its capital base, finance expansion of its business, and for other general corporate purposes. Some of the remaining proceeds have been invested in subsidiaries in Argentina, Australia, Barbados, Bermuda, Canada, Chile and the United Kingdom.

      On March 19, 1996, RGA issued 7 1/4% Senior Notes (Senior Notes) with a face value of $100,000,000 in accordance with Rule 144A of the Securities Act of 1933. The net proceeds from the offering of approximately $98,943,000, have been utilized to finance the continuing development of RGA's operations and investments in subsidiaries.

      The Board of Directors of RGA approved a three-for-two split of RGA's stock for all shareholders of record as of August 8, 1997, which was payable on August 29, 1997. Effective September 2, 1997, RGA stock began trading at a new, post-split price. All share information is presented on a post-split basis, except where otherwise indicated.

                                                Results of Operations
      RGA and its subsidiaries (the Company) derive revenues primarily from renewal premiums from existing reinsurance treaties, new business premiums from existing or new reinsurance treaties, and income earned on invested assets, as well as direct insurance premiums from its Latin American subsidiaries.

      The Company's primary business is life reinsurance, which involves reinsuring life insurance policies that are often in force for the lifetime of the underlying individual insureds, with premiums earned typically over a period of 10 to 30 years. Each year, however, a portion of the business under existing treaties terminates due to, among other things, voluntary surrenders of underlying life insurance policies, lapses of underlying policies, deaths of underlying insureds, and the exercise of recapture options.

      Most of the Company's existing life reinsurance treaties provide for contractual increases in premium rates. These premium increases are constructed to offset expected increases in claims associated with insureds' advancing ages. New business premiums during each of the last three years have contributed more than $130.0 million to total net premiums for each period. "New business" refers to reinsurance resulting from newly issued underlying policies or blocks of existing business, regardless of whether the reinsurance is associated with new or existing treaties.

      Insurance in force for the Company increased $59.0 billion to $227.3 billion at December 31, 1997. New business production for 1997 totaled $75.9 billion compared to $37.9 billion in 1996 and $36.0 billion in 1995. Significant growth in new business in U.S. and Latin American operations contributed to most of this increase.

24.

      As is customary in the reinsurance business, life insurance clients continually update, refine, and revise reinsurance information provided to the Company. Such revised information is used by the Company in the preparation of its financial statements and the financial effects resulting from the incorporation of revised data are reflected in income currently.

      The Company's profitability primarily depends on the volume and amount of death claims incurred. While death claims are reasonably predictable over a period of many years, claims become less predictable over shorter periods and are subject to fluctuation from quarter to quarter and year to year. RGA Reinsurance has catastrophe insurance coverage issued by an insurer rated "A" by A.M. Best that provides benefits of up to $100.0 million per occurrence for claims involving three or more deaths in a single accident, with a deductible of $1.5 million per occurrence. This coverage is terminable annually on 90 days notice and is ultimately provided through a pool of 17 unaffiliated insurers. The Company believes such catastrophe insurance coverage is adequate to protect the Company from risks of multiple deaths of lives reinsured by policies with RGA Reinsurance in a single accident. Additionally, the Company's practice is to limit its retention to $2.5 million on any one insured life.

      The Company has foreign currency risk on business conducted in foreign currency to the extent that the exchange rate of the foreign currency is subject to adverse change over time. The Company's Canadian operations transact business in Canadian dollars. The exchange rate from Canadian to U.S. currency was 0.6992, 0.7297, and 0.7344 at December 31, 1997, 1996, and
1995, respectively. The Company's Latin American operations primarily conduct business in Chilean pesos and Argentine dollars. The exchange rate from these currencies to the U.S. currency remained relatively stable during 1997, 1996, and 1995. The business generated from the Asia Pacific region is primarily denominated in U.S. dollars and Australian dollars and the Company was not materially effected by the decline in the foreign exchange rates within the Asia Pacific region during 1997.

      The Company has four main operational segments: U.S., Canadian, accident and health, and other international. The U.S. operations provide life reinsurance and non-traditional reinsurance to domestic clients. Non-traditional business includes asset-intensive and financial reinsurance. Asset-intensive products include reinsurance of stable value products, corporate-owned and bank-owned life insurance, and annuities. The Canadian operations provide insurers with traditional reinsurance as well as assistance with capital management activity. The accident and health operations include both domestic and international reinsurance. The other international operations include results from Latin American operations, Asia Pacific operations, and Market Development operations. Other international business includes direct and reinsurance business from a joint venture and subsidiaries in Latin America, Australia, and the United Kingdom, as well as reinsurance of life and health products through RGA Reinsurance. Latin American direct business is comprised primarily of Chilean single-premium annuities and Argentine group life and universal life products. The operational segment results do not include the corporate investment activity, general expenses and interest expense of RGA.

                                         Year Ended December 31, 1997
                             Compared to Year Ended December 31, 1996
      Income Before Income Taxes and Minority Interest Consolidated income before income taxes and minority interest decreased 3.4% in 1997. Diluted earnings per share were $2.13 for 1997 compared with $2.17 for 1996. After tax consolidated net income before realized capital gains and losses decreased slightly to $54.4 million in 1997 from $54.6 million in 1996. During the first quarter of 1997, the Company recorded a charge of $18.0 million, $10.4 million after-tax, to increase reserves associated with run-off claims from certain accident and health insurance pools in which it had formerly participated. That action was a result of management's strategic decision to exit all outside-managed accident and health pools. The charge reflects management's intent to reserve fully for all anticipated claim payments attributed to outside-managed accident and health pools. Due to continuing losses emanating from certain of the Company's accident and health operations in the third and fourth quarters of 1997, the strategic decision was made to cease marketing accident and health business and to place the operation into run-off at year-end. The Company established an additional $3.0 million in reserves which it believes are sufficient to handle the run-off. In December 1997, RGA Reinsurance was notified by the holders of minority interests in its accident and health subsidiaries of their intent to exercise certain put options for their 49% ownership interest. Based upon the Company's decision to cease marketing accident and health business, the Company also established a reserve of approximately $3.0 million against the intangible asset that will arise related to the excess of purchase price over the fair value of net assets acquired when put options are exercised by certain minority interests.

-------------------------------------------------------------------------    25.

                                     MANAGEMENT'S DISCUSSION AND ANALYSIS

      The increase in the U.S. operations income before income taxes and minority interest in 1997 compared to 1996 was due to fees earned on reinsurance transactions and strong premium and investment income growth of 13.9% and 38.0%, respectively. The increase in the Canadian operations income before income taxes and minority interest in 1997 compared to 1996 was primarily a result of strong new business production and recapture fees earned which were partially offset by adverse mortality experienced in 1997. The decrease in the accident and health operations income before income taxes and minority interest in 1997 compared to 1996 was primarily due to the accident and health charge in the first quarter, the write off of intangibles and establishment of additional reserves in the fourth quarter discussed above, as well as continued adverse experience on the remainder of the business. The other international operations lost $8.2 million before income taxes and minority interest in 1997 compared to $4.1 million loss in 1996. The losses in the segment were due primarily to continued price pressure in highly competitive international markets and adverse mortality for blocks of mortality risk reinsurance from Argentina. Additionally, costs associated with the development of new business in several international markets still exceed the revenue base, due to the relatively recent initiation of market development activities.

      Net Premiums Consolidated net premiums increased 23.8%, to $835.5 million in 1997. Net premiums for the U.S. operations rose 13.9% in 1997. Renewal premiums from the existing block of business, new business premiums from facultative and automatic treaties, and premium flows from reinsurance of larger blocks of in force business all contributed to the premium increase. Business premium levels are significantly influenced by large transactions and reporting practices of ceding companies from period to period.

      Net premiums in the Canadian operations increased 32.4% to $83.6 million in 1997. New business premiums increased $2.0 million, while renewal premiums increased $18.4 million during 1997. The growth in renewal premiums reflects the normal increase of in force business and the effect of large blocks of in force business acquired in the fourth quarter of 1996 and retained during 1997. The effect of changes in the foreign exchange rate during 1997 was not material.

      Accident and health operations net premiums increased 58.6% to $90.7 million in 1997. The net premiums increased primarily from business written by the Company's domestic underwriting facility. With the decision to cease marketing this type of business, it is anticipated that accident and health premiums will decrease in each of the next few years. The Company estimates that future accident and health premiums compared to 1997 premiums will remain level in 1998. Premiums will decrease, compared to each preceding year, by approximately 20%, 70%, 90%, and 100% during 1999, 2000, 2001 and 2002, respectively.

      The Company's other international operations reported premiums of $107.0 million in 1997 compared to $68.2 million in 1996. The 1997 premium represented approximately $68.2 million from Latin America, of which approximately $56.5 million was direct premium generated in Argentina and Chile. This increase resulted from continued growth in Chilean single premium annuities and universal life business in Argentina. The Asia Pacific operations and other markets generated $38.8 million of premiums, predominantly through the Hong Kong contact office and Australia.

      Net Investment Income Consolidated net investment income increased 37.6% in 1997. The cost basis of invested assets increased $946.7 million, or 64.4%. The increase in invested assets was a result of an increase in operating cash flows and reinsurance transactions involving deposits for asset-intensive products from ceding companies, primarily stable value product deposits, of $834.3 million and $429.3 million during 1997 and 1996, respectively. The average yield earned on investments was 7.23% in 1997 compared with 7.32% earned in 1996. The decrease in overall yield reflected the increase in assets supporting the stable value reinsurance product that are generally of a shorter duration and carry a lower average yield. The asset-intensive products investment portfolios generated approximately $55.6 million and $24.6 million of investment income in 1997 and 1996, respectively, which was largely offset by earnings credited and paid to ceding companies included in interest credited.

      Realized Investment Gains/(Losses), Net Consolidated net realized capital gains decreased $0.6 million to $0.3 million in 1997. The 1997 amount included the write down of the value of an investment by $2.5 million, which was more than offset by capital gains within the various operating portfolios.

26.

      Other Revenue Consolidated other revenue increased $30.0 million in 1997 to $47.4 million. Other revenue includes items such as treaty recapture fees, profit and risk fees associated with financial reinsurance as well as earnings in unconsolidated subsidiaries, management fee income and miscellaneous income associated with late premium payments. During 1997, financial reinsurance treaties resulted in $16.0 million in financial reinsurance fees which were partially offset by fees paid to retrocessionaires of $14.4 million, included in policy acquisition costs and other insurance expenses. The Company's strategy involves the assumption and subsequent retrocession of these financial reinsurance treaties which resulted in amounts of $147.2 and $148.4 being included in other reinsurance assets and liabilities, respectively, on the Company's consolidated balance sheets. Other revenue also included $9.3 million in earnings in unconsolidated subsidiaries in the U.S. operations and a recapture fee of $20.1 million for a treaty executed in the Canadian operations during December 1997. This recapture fee included the recovery of acquisition costs previously deferred which have been reflected in policy acquisition costs and other insurance expenses.

      Claims and Other Policy Benefits Consolidated claims and other policy benefits increased 26.6% in 1997. Claims and other policy benefits as a percentage of net premiums increased to 76.6% in 1997 from 74.9% in 1996. This increase was primarily a result of adverse experience in the Canadian and accident and health operations in 1997 and increasing levels of other international business. The Company expects mortality to fluctuate somewhat from period to period, but believes it is fairly constant over longer periods of time. The Company continues to monitor mortality trends to determine the appropriateness of reserve levels.

      U.S. operations claims and other policy benefits increased 13.3% in 1997, primarily as a result of increases from new business production. Claims and other policy benefits as a percentage of net premiums decreased slightly to 73.6% in 1997 from 74.0% in 1996. This decrease was due to normal short-term fluctuations in death claims.

      Canadian operations claims and other policy benefits increased 53.1% in 1997. Claims and other policy benefits as a percentage of net premiums increased to 89.7% in 1997 from 77.6% in 1996. The increase as a percent of premiums was primarily due to mortality results which were not as favorable as those experienced in 1996.

      Accident and health operations claims and other policy benefits increased 67.2% in 1997. These claims and other policy benefits do not include the $18.0 million, $10.4 million after-tax, accident and health pool charge taken during the first quarter of 1997, which is separately disclosed on the income statement. As a percentage of net premiums, claims and other policy benefits increased to 77.9% in 1997 from 73.9% in 1996. The increase as a percent of premiums was primarily due to an increase in reserves of approximately $3.0 million during 1997 related to the Company's decision to cease marketing these services and place the line into run-off. In addition, the segment continued to experience adverse results in 1997. The accident and health operations reserves are subject to volatility due to the nature of risk covered, primarily accident risks. Reserves are calculated based upon current information, including industry estimates for certain aviation accidents.

      The Company's other international business comprised the remaining increase of $32.1 million from the prior year. This increase was the result of reserve and policyholder benefit increases on business from Latin American ventures and blocks of mortality risk reinsurance of $20.9 million. These reserve increases resulted from new business and the continued growth in the Latin American single premium immediate annuity business in 1997. The Asia Pacific operations reflected an increase of $9.5 million resulting primarily from new business written in Australia.

      Interest Credited Consolidated interest credited increased $37.3 million in 1997 to $92.0 million. Interest credited represents amounts credited on the Company's asset-intensive and universal life type products. Asset-intensive products include stable value operations, bank-owned and corporate-owned life insurance and annuity products. Reinsurance of these products is primarily written in the U.S. operations, while the Canadian operations have a small annuity block of business and the Latin American operations have a direct universal life product in Argentina. The increase in interest credited was a result of an increase in reinsurance transactions involving deposits for asset-intensive products from ceding companies.

      Policy Acquisition Costs and Other Insurance Expenses Consolidated policy acquisition costs and other insurance expenses, consisting primarily of allowances, increased 29.3%, to $176.5 million in 1997. As a percentage of net premiums, consolidated policy acquisition costs and other insurance expenses increased to 21.1% in 1997 from 20.2% in 1996 resulting from growth in financial reinsurance transactions, partially offset by a change in business mix from coinsurance to yearly renewable term reinsurance. Overall, policy acquisition costs and other insurance expenses continue to fluctuate with business volume and changes in product mix from period to period.

-------------------------------------------------------------------------    27.

                                     MANAGEMENT'S DISCUSSION AND ANALYSIS


      Policy acquisition costs and other insurance expenses as a percentage of net premiums for the U.S. operations decreased to 19.0% in 1997 from 19.8% in 1996. Within the U.S. operations, policy acquisition costs and other insurance expenses as a percentage of net premiums for traditional business decreased slightly to 16.2% in 1997 from 16.6% in 1996. The financial reinsurance business within the U.S. operations reflects fees of approximately $14.4 million paid to retrocessionaires during 1997, which represented a partial offset to the fees collected that are reflected as other revenues.

      In the Canadian operations, policy acquisition costs and other insurance expenses as a percentage of net premiums increased to 26.8% in 1997, from 16.1% in 1996. The increase was primarily a result of the recovery of deferred acquisition costs of approximately $9.5 million through a treaty recapture in December 1997 which partially offsets the gross recapture fee reported as other revenue. In addition, an increased use of coinsurance versus yearly renewable term reinsurance in 1997 compared to 1996 resulted in higher commissions as a percent of net premiums for 1997 compared to 1996.

      Accident and health operations policy acquisition costs and other insurance expenses as a percentage of net premiums decreased to 31.3% in 1997 from 32.2% in 1996. The decrease is not considered significant and will fluctuate resulting from changes in the mixture of business within the accident and health operations.

      Other international operations policy acquisitions costs and other insurance expenses as a percentage of net premiums increased to 18.9% in 1997 from 16.7% in 1996. These percentages fluctuate due to the timing of client company reporting and variations in the mixture of business being written within the Latin American and Asia Pacific operations.

      Other Operating Expenses Consolidated other operating expenses increased $13.2 million in 1997. The overall increase in operating expenses was attributed to planned increases associated with the ongoing growth of the Company. Other international operations operating expenses comprised $7.3 million of the increase in 1997. The Company believes sustained growth in premiums will lessen the burden of start-up expenses and expansion costs. In addition, $3.0 million of the increase is associated with the write-off of intangibles associated with the Company's decision to cease marketing accident and health operations. Excluding the accident and health write-off, other operating expenses as a percentage of total revenues decreased slightly to 4.7% in 1997 compared to 4.8% in 1996.

      Interest Expense Consolidated interest expense during 1997 related to the Senior Notes issued in 1996, and the financing of a portion of the Company's Australian reinsurance operations, RGA Australian Holdings PTY, Limited (Australian Holdings). Interest cost for 1997 and 1996 was $7.8 million and $6.2 million, respectively. Interest related to the Senior Notes was $7.3 million in 1997 and $5.7 million in 1996.

      Provision for Income Taxes Consolidated income tax expense decreased 9.3% in 1997 as a result of lower pre-tax income. Income tax expense from operations before realized investment gains/(losses) and accident and health pool charge represented approximately 35.8% and 36.3% of pre-tax income for 1997 and 1996, respectively. The Company calculated a tax benefit of $7.6 million on the $18.0 million accident and health reserve adjustment recorded in the first quarter of 1997.

                                         Year Ended December 31, 1996
                             Compared to Year Ended December 31, 1995
      Income Before Income Taxes and Minority Interest Consolidated income before income taxes and minority interest increased 16.7% in 1996. Diluted earnings per share were $2.17 for 1996 compared with $1.87 for 1995. After tax consolidated net income before realized capital gains and losses increased 15.6%, to $54.6 million in 1996.

      Income before income taxes and minority interest for the U.S. operations increased to $84.5 million in 1996 due primarily to strong premium growth of 17.5% in 1996. Income before income taxes and minority interest for the Canadian operations increased 23.5%, to $13.4 million in 1996, primarily as a result of strong new business production and gains on investments. The accident and health operations lost $4.1 million before income taxes and minority interest in 1996 and $0.7 million in 1995. The loss in 1996 was the result of several large claims incurred and strengthening reserves associated with several closed blocks of business. The other international operations lost $4.1 million before income taxes and minority interest in 1996. This represented approximately $2.1 million of income from Latin American operations, offset by a loss of $4.4 million from Asia Pacific operations and $1.8 million from other markets. The loss in the Asia Pacific operations and other markets was attributable to the cost associated with the development of a new operation, which more than offset the increasing premium levels during 1996.

28.

      Net Premiums Consolidated net premiums increased 18.4%, to $674.9 million in 1996. Net premiums for the U.S. operations rose 17.5% to $486.4 million in 1996. Renewal premiums from the existing block of business, new business premiums from facultative and automatic treaties, and premium flows from reinsurance of larger blocks of in force business all contributed to the premium increase. Business premium levels are significantly influenced by large transactions and reporting practices of ceding companies from period to period.

      Net premiums in the Canadian operations increased 28.2% to $63.1 million in 1996. New business premiums increased $6.0 million, while renewal premiums increased $7.8 million during 1996. The effect of changes in the foreign exchange rate during 1996 was not material.

      Accident and health operations net premiums increased 19.7% to $57.2 million in 1996. The net premiums reported from business in the United Kingdom has more than offset premium losses incurred from cancellation of existing U.S. treaties during 1996.

      The Company's other international operations reported premiums of $68.2 million in 1996 compared to $58.8 million in 1995. The 1996 premium represented approximately $46.8 million from Latin America, of which approximately $41.7 million was direct premium generated by business ventures in Argentina and Chile. The remaining $21.4 million of premiums was reported from the Asia Pacific operations and other markets, predominantly through the Hong Kong contact office.

      Net Investment Income Consolidated net investment income increased
51.8% in 1996. The cost basis of invested assets increased $650.0 million, or 79.3%. The increase in invested assets resulted from an increase in operating cash flows, net proceeds of $99.0 million from the 7 1/4% Senior Notes issued by the Company during 1996, and reinsurance transactions involving deposits for asset-intensive products from ceding companies, primarily the stable value product, of $429.3 million and $112.5 million during 1996 and the second half of 1995, respectively. The average yield earned was 7.32% in 1996 compared with 7.63% earned in 1995. The decrease in overall yield reflected the increase in assets supporting the stable value reinsurance product that are of a shorter duration and carry a lower average yield. The asset-intensive investment portfolio generated $24.1 million of investment income in 1996, which was largely offset by earnings credited and paid to ceding companies included in interest credited.

      Realized Investment Gains/(Losses), Net Consolidated net realized capital gains increased $0.9 million to $0.9 million in 1996. This was primarily the result of repositioning the Company's Canadian operating portfolio to achieve a better duration match for the assets and liabilities.

      Other Revenue Consolidated other revenue increased $9.4 million in 1996 to $17.4 million. Other revenue includes items such as recapture fees, profit and risk fees associated with financial reinsurance as well as earnings in unconsolidated subsidiaries, management fee income and miscellaneous income associated with late premium payments. During 1996, financial reinsurance treaties resulted in $14.7 million in financial reinsurance fees which were partially offset by fees paid to retrocessionaires of $12.8 million, included in policy aquisition costs and other insurance expenses. Other revenue also included $2.2 million in earnings in unconsolidated subsidiaries. The Company's strategy involves the assumption and subsequent retrocession of these financial reinsurance treaties which resulted in $148.7 million and $137.0 million being included in other reinsurance assets and liabilities, respectively, on the Company's consolidated balance sheet as of December 31, 1996.

      Claims and Other Policy Benefits Consolidated claims and other policy benefits increased 17.6%, to $505.7 million in 1996. Consolidated claims and other policy benefits as a percentage of net premiums decreased slightly to 74.9% in 1996, from 75.5% in 1995. This decrease was primarily a result of changes in the mix of business during 1996. The Company expects mortality to fluctuate somewhat from period to period, but believes it is fairly constant over longer periods of time. The Company continues to monitor mortality trends to determine the appropriateness of reserve levels. This fluctuation is due to normal short-term fluctuations in death claims.

      U.S. operations claims and other policy benefits increased 15.4% in 1996. However, claims and other policy benefits as a percentage of net premiums decreased to 74.0% in 1996 from 75.3% in 1995. This increase was due to normal short-term fluctuations in death claims.

      Canadian operations claims and other policy benefits increased 33.5% in 1996. Claims and other policy benefits as a percentage of net premiums increased to 77.6% in 1996 from 74.5% in 1995. The increase was primarily due to mortality results which were not as favorable as those experienced in 1995.

-------------------------------------------------------------------------    29.

                                     MANAGEMENT'S DISCUSSION AND ANALYSIS


      Accident and health operations claims and other policy benefits increased 25.6% in 1996. As a percentage of net premiums, claims and other policy benefits increased to 73.9% in 1996, from 70.4% in 1995. The increase was primarily due to overall strengthening of claim liabilities on several closed blocks of business. The accident and health operations reserves are subject to volatility due to the nature of risk covered, primarily accident risks and reporting lags which are normal for the industry. Reserves are calculated based upon current information, including industry estimates for certain aviation accidents.

      The Company's other international operations claims and other policy benefits increased $6.7 million in 1996. This increase was the result of reserve and policyholder benefit increases on business from Latin American ventures and blocks of mortality risk reinsurance of $3.9 million. These reserve increases resulted from new business and the change in product mix in the Latin American division to more single premium immediate annuity business in 1996. The Asia Pacific operations reflected an increase of $2.5 million. This increase is the result of new business written, partially offset by refinements in reserve calculations.

      Interest Credited Consolidated interest credited increased $20.9 million in 1996 to $54.7 million. Interest credited represents amounts credited on the Company's asset-intensive and universal life type products. Asset-intensive products include stable value operations, bank-owned and corporate-owned life insurance and annuity products. Reinsurance on these products is primarily written in the U.S. operations, while the Canadian operations have a small annuity block of business and the Latin American operations have a direct universal life product in Argentina. The increase in interest credited was a result of an increase in reinsurance transactions involving deposits for asset-intensive products from ceding companies.

      Policy Acquisition Costs and Other Insurance Expenses Consolidated policy acquisition costs and other insurance expenses, consisting primarily of allowances, increased 39.2%, to $136.5 million in 1996. As a percentage of net premiums, policy acquisition costs and other insurance expenses increased to 20.2% in 1996 from 17.2% in 1995 resulting from growth in financial reinsurance transactions, partially offset by a change in business mix from coinsurance to yearly renewable term reinsurance. Overall, policy acquisition costs and other insurance expenses continue to fluctuate with business volume and changes in product mix from period to period.

      Policy acquisition costs and other insurance expenses as a percentage of net premiums for the U.S. operations increased to 19.8% in 1996 from 17.3% in 1995. Within the U.S. operations, policy acquisition costs and other insurance expenses as a percentage of net premiums for traditional business increased slightly to 16.6% in 1996 from 15.8% in 1995. The financial reinsurance business within the U.S. operations reflects fees of approximately $12.8 million paid to retrocessionaires, which represents an offset to the fees collected that are reflected as other revenues.

      In the Canadian operations, policy acquisition costs and other insurance expenses as a percentage of net premiums decreased to 16.1% in 1996, from 16.4% in 1995. The decrease was a result of several factors, including the mix of business written during the past several years which continued to transition to a yearly renewable term basis from a coinsurance basis. Business written on a yearly renewable term basis has significantly lower commissions than business written on a coinsurance basis.

      Accident and health operations policy acquisition costs and other insurance expenses as a percentage of net premiums increased to 32.2% in 1996 from 28.5% in 1995. The increase was a result of a continued transition in the mix of business during 1996. During 1996, a larger percentage of business continued to be written on a quota share basis resulting in higher commissions.

      Other international operations policy acquisition costs and other insurance expenses as a percentage of net premiums increased to 16.7% in 1996 from 8.1% in 1995. These percentages fluctuate due to the timing of client company reporting and the continuing refinement of deferred acquisition cost and policy benefit reserve calculations.

      Other Operating Expenses Consolidated other operating expenses increased $8.3 million in 1996. The overall increase in operating expenses was attributed to planned increases associated with the ongoing growth of the Company, of which other international operations operating expenses comprised $4.8 million of the increase. Other operating expenses as a percentage of total revenues remained relatively stable at 4.8% compared to 4.7% in 1995.

      Interest Expense Consolidated interest expense during 1996 related to the issuance of $100.0 million of Senior Notes by RGA on March 19, 1996, and the financing of a portion of the Company's Australian reinsurance operations, Australian Holdings. Interest cost for 1996 was $6.2 million with $5.7 million related to Senior Notes.

      Provision for Income Taxes Consolidated income tax expense increased 16.7% in 1996 as a result of higher pre-tax income. The Company's effective tax rate was 36.4% for 1996 and 1995.

30.


                                      Liquidity and Capital Resources
      RGA is a holding company which has as its principal assets interests in RGA Reinsurance, RGA Life Reinsurance Company of Canada (RGA Canada), BHIF America Seguros de Vida, S.A. (BHIF America), RGA Reinsurance Company Chile S.A. (RGA Chile), Manantial Seguros de Vida, S.A., currently known as General American Argentina Seguros de Vida, S.A. (Manantial), Australian Holdings, RGA Reinsurance Company (Barbados) Ltd. (RGA Barbados), RGA Insurance Company (Bermuda) Ltd. (RGA Bermuda), and RGA Holdings Limited (U.K.) (RGA UK). In addition, the Company has minority ownership interests in RGA/Swiss Financial Group, L.L.C., Malaysian Life Reinsurance Group Berhad (MLRG) and Thomson Barrett Organization Plc (TBO).

      RGA began paying a dividend of $0.06 per pre-split share each quarter, starting in August 1993. In August 1995, the dividend was raised to $0.07 per pre-split share and raised to $0.08 per pre-split share in August 1996. In July 1997, a three-for-two stock split was declared and the dividend was raised to $0.09 per pre-split share ($0.06 per share after the split). It is expected that payments at this level will continue for the foreseeable future. All future payments of dividends are at the discretion of the Company's Board of Directors and will depend on the Company's earnings, capital requirements, insurance regulatory conditions, operating conditions, and such other factors as the Board of Directors may deem relevant. The amount of dividends that the Company can pay will depend in part on the operations of its reinsurance subsidiaries. The transfer of funds from the subsidiaries to RGA is subject to applicable insurance laws and regulations.

      As RGA continues its expansion efforts, management continually analyzes capital adequacy issues. In 1996, RGA issued $100.0 million of 7 1/4% Senior Notes. Interest is payable semiannually on April 1 and October 1 with the principal amount due on April 1, 2006. The net proceeds from the offering of approximately $98.9 million have been utilized to finance the continuing development of the Company's operations. During 1997, $40.0 million was contributed to RGA Reinsurance in the form of a surplus note and $17.4 million was contributed in the form of capital to RGA Canada to finance the continuing expansion of business. Also, proceeds have been invested in subsidiaries in Argentina, Chile, Malaysia, and the United Kingdom. In addition, Australian Holdings established a line of credit with an outstanding balance at December 31, 1997 and 1996, of $7.8 million and $7.6 million, respectively. The Company also has access to a $25.0 million line of credit. The ability of RGA and Australian Holdings to make principal and interest payments is ultimately dependent on the earnings and surplus of RGA's subsidiaries, the investment earnings on the undeployed debt proceeds, and the Company's ability to raise additional capital.

      RGA began repurchasing shares in the open market in May 1997, to enable RGA to satisfy obligations under its stock option program. Purchases were made in the open market from time to time, at the then prevailing market price, or through negotiated transactions. As of December 31, 1997, 322,562 shares had been repurchased since May 1997. Effective January 1998, RGA ceased repurchasing shares, although it may begin repurchasing shares again at some point in the future.

      The sources of funds of RGA's operating subsidiaries consist of premiums received from ceding insurers, investment income, and proceeds from sales and redemption of investments. Premiums are generally received in advance of related claims payments. Funds are applied primarily to policy claims and benefits, operating expenses, income taxes, and investment purchases.

      As of December 31, 1997, RGA Reinsurance had statutory capital and surplus of $249.3 million. The maximum amount available for payment of dividends in 1998 by RGA Reinsurance under Missouri law, without the prior approval of the Missouri Director of Insurance, is $24.9 million. RGA Canada's statutory capital was $64.5 million at December 31, 1997. The maximum amount available for dividends by RGA Canada under the Canadian Minimum Continuing Capital and Surplus Requirements (MCCSR) is $15.5 million. Dividend payments from other subsidiaries and joint ventures are subject to regulations in the country of domicile. The Company's ability to service debt and pay dividends is dependent on operations and the receipt of dividends from subsidiaries.

      The Company's net cash flows from consolidated operating activities for the years ended December 31, 1997, 1996, and 1995, were $432.7 million, $256.7 million, and $171.0 million, respectively. Because the Company's traditional reinsurance business

-------------------------------------------------------------------------    31.

                                     MANAGEMENT'S DISCUSSION AND ANALYSIS

provides positive cash flow, the Company's traditional reinsurance liabilities generally are not subject to disintermediation risk, and because the reinsured treaties offer no withdrawal options and require no return of premium if canceled or allowed to lapse, the Company historically has had more than sufficient funds to pay claims and expenses. The Company expects any future increase in the need for liquidity due to relatively large policy loans or unanticipated material claim levels would be met first by operating cash flows and then by selling fixed-maturity securities or short-term investments.

      The Company's asset-intensive products are primarily supported by investments in fixed-maturity securities. Investment guidelines are established to structure the investment portfolio based upon the type, duration and behavior of products in the liability portfolio so as to achieve targeted levels of profitability. The Company manages the asset-intensive business to provide a targeted spread between the interest rate earned on investments and the interest rate credited to underlying liabilities. The Company periodically reviews models projecting different interest rate scenarios and their impact on profitability.

      Effective December 31, 1993, the National Association of Insurance Commissioners (NAIC) adopted risk-based capital (RBC) statutory requirements for U.S.-based life insurance companies. These requirements measure statutory capital and surplus needs based on the risks associated with a company's mix of products and investment portfolio. In December 1992, guidelines on MCCSR became effective for Canadian insurance companies. These guidelines prescribe surplus requirements and take into account both assets and liabilities in establishing solvency margins. At December 31, 1997, statutory capital and surplus of RGA Reinsurance significantly exceeded all RBC thresholds and RGA Canada's capital levels significantly exceeded any MCCSR requirements. All of the Company's insurance operating subsidiaries exceed the minimum capital requirements in their respective jurisdictions.

                                                          Investments
      All investments made by RGA and its subsidiaries conform to the qualitative and quantitative limits prescribed by the applicable jurisdiction's insurance laws and regulations. In addition, the investment portfolios of the international subsidiaries are periodically reviewed by their respective Boards of Directors. All investment portfolios are also reviewed by the RGA Board of Directors. The Company's investment strategy is to maintain a predominantly investment-grade, fixed-maturity portfolio, to provide adequate liquidity for expected reinsurance obligations, and to maximize total return through prudent asset management. The Company's asset/liability duration matching differs between U.S. and Canadian operating segments. The target duration for the U.S. investments is currently a range between four and seven years, with individual investments all along the maturity spectrum. Based on Canadian reserve requirements, a portion of the Canadian liabilities is strictly matched with long duration Canadian assets, with the remaining assets invested to maximize the total rate of return, given the characteristics of the corresponding liabilities and Company liquidity needs. For the year ended December 31, 1997, the Company's earned yield on fixed-maturity securities was 7.23%.

      The Company's fixed-maturity securities are invested primarily in U.S. Treasuries, Canadian government securities, public and private corporate bonds, and mortgage and asset-backed securities. As of December 31, 1997, more than 98% of the Company's consolidated investment portfolio of fixed maturity securities was investment-grade. Important factors in the selection of investments include diversification, quality, yield, total rate of return potential, and call protection. The relative importance of these factors is determined by market conditions and the underlying product or portfolio characteristics. Cash equivalents are invested in high-grade money market instruments.

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

      The largest asset class in which fixed maturities were invested was mortgage-backed securities, which represented approximately 24.4% of total invested assets as of December 31, 1997. Approximately 58% of these securities are invested in the investment portfolio supporting stable value reinsurance. Investors are compensated primarily for reinvestment risk rather than credit quality risk. To mitigate prepayment volatility, the Company primarily invests in senior, intermediate, average-life tranches of agency and whole loan collateralized mortgage obligations. All of the Company's mortgage-backed securities are investment-grade, with an average Standard and Poor's rating of AA as of December 31, 1997.

32.

      As of December 31, 1997, mortgage loans represented approximately 4.6% of the Company's invested assets, which consisted of approximately $91.8 million in U.S. mortgages and $73.7 million in Chilean mortgage-related instruments, including real estate leasing, mortgage drafts, and mortgage loans. The Company invests primarily in mortgages on commercial offices and retail locations. The Company's domestic mortgage loans generally range in size from $0.3 million to $7.3 million, with the average mortgage loan investment as of December 31, 1997, being approximately $3.0 million. The Company's Chilean mortgage instruments are generally less than $1.0 million, with the average less than $100,000. The mortgage loan portfolio is diversified by geographic region and property type as discussed further in
Note 4 to the consolidated financial statements.

      As of December 31, 1997, approximately 13.2% of the Company's invested assets consisted of policy loans. These policy loans present no credit risk because the amount of the loan cannot exceed the obligation due the ceding company upon the death of the insured or surrender of the underlying policy. The policy loan interest rates are determined by the provisions of the treaties in force and the underlying policies. Because policy loans represent premature distributions of policy liabilities, they have the effect of reducing future disintermediation risk. In addition, the Company earns a spread between the interest rate earned on policy loans and the interest rate credited to corresponding liabilities.

      The Company utilizes derivative financial instruments to improve the management of the investment related risks. The Company uses both exchange-traded and customized, over-the-counter derivative financial instruments. RGA Reinsurance has established minimum credit quality standards for counterparties and seeks to obtain collateral or other credit supports. The Company limits its total financial exposure to counterparties. The Company's use of exchange-traded and customized, over-the-counter derivative financial instruments is currently not significant.

      The invested assets of RGA, RGA Reinsurance, RGA Barbados, Australian Holdings, and RGA Canada are managed by Conning Asset Management Company (Conning), a majority owned subsidiary of General American. The investments of BHIF America, RGA Reinsurance Company of Chile, S.A., Manantial, and RGA UK were managed by the staffs of those entities.

                                            Foreign Currency Exposure
      The Company is subject to foreign currency translation, transaction, and net income exposure. The Company generally does not hedge the foreign currency translation exposure related to its investment in foreign subsidiaries as it views these investments to be long-term. Translation differences resulting from translating foreign subsidiary balances to U.S. dollars are reflected in equity. The Company generally does not hedge the foreign currency exposure of its subsidiaries transacting business in currencies other than their functional currency (transaction exposure). Currently, the Company believes its foreign currency transaction exposure is not material to the consolidated results of operations. Net income exposure which may result from the strengthening of the U.S. dollar to foreign currencies will adversely affect results of operations since the income earned in the foreign currencies is worth less in U.S. dollars. When evaluating investments in foreign countries, the Company considers the stability of the political and currency environment. Devaluation of the currency after an investment decision has been made will affect the value of the investment when translated to U.S. dollars for financial reporting purposes.

                                                            Inflation
      The primary, direct effect on the Company of inflation is the increase in operating expenses. A large portion of the Company's operating expenses consists of salaries, which are subject to wage increases at least partly affected by the rate of inflation. The rate of inflation also has an indirect effect on the Company. To the extent that a government's policies to control the level of inflation result in changes in interest rates, the Company's investment income is affected.

-------------------------------------------------------------------------    33.

                                     MANAGEMENT'S DISCUSSION AND ANALYSIS


                                                            Year 2000
      Many of the Company's data processing systems require modifications to enable them to process dates including the year 2000 and beyond. The Company has established a plan to address the Year 2000 issue and that work is progressing on schedule. The Company also relies on information from external parties such as ceding companies and retrocessionaires. The Company could be adversely affected by those companies' compliance with the Year 2000 issue over which the Company has no direct control. The Company is currently working with its clients to identify their Year 2000 compliance positions and will follow-up with clients on potential interface problems. It is anticipated that testing and resolution will be completed according to the Company's plan. During the years of 1998 and 1999, the Company expects to direct certain internal and external resources to the Year 2000 effort. The Company does not believe the net effect of these efforts will materially affect the Company's consolidated financial statements during the 1998 and 1999 period.

                                             New Accounting Standards
      In June 1997, the Financial Accounting Standards Board issued SFAS No. 130, "Reporting Comprehensive Income," effective for years beginning after December 31, 1997. SFAS No. 130 establishes standards for reporting and display of comprehensive income and its components (revenues, expenses, gains and losses) in a full set of general purpose financial statements. The Company anticipates that the most significant items of comprehensive income will be the change in unrealized gains and losses on securities, as well as the change in foreign currency translation, both of which items historically have been reported as a component of stockholders' equity. The adoption of SFAS No. 130 will not affect the Company's results of operation or financial position, but will affect their presentation and disclosures.

      Also in June 1997, the Financial Accounting Standards Board issued SFAS No. 131, "Disclosures about Segments of an Enterprise and Related Information," effective years beginning after December 15, 1997. SFAS No. 131 requires that a public company report financial and descriptive information about its reportable operating segments pursuant to criteria that differ from current accounting practice. Operating segments, as defined, are components of an enterprise about which separate financial information is available that is evaluated regularly by the chief operating decision maker in deciding how to allocate resources and in assessing performance. The adoption of SFAS No. 131 will not affect the Company's results of operations or financial position, but will affect the disclosure of segment information.

                                                 Cautionary Statement
      Certain statements contained in this Annual Report are or may be deemed to be "forward-looking statements" under the Private Securities Litigation Reform Act of 1995. Such statements inclue, but are not limited to, statements relating to the Company's financial position, growth prospects and targets, industry trends, trends in or expectations regarding operations and capital requirements, the sufficiency of claims reserves, estimated premium declines in the accident and health segment, and Year 2000 compliance. Because such statements are based on management's current views and assumptions, they are subject to risks and uncertainties.

      Numerous factors could cause actual results and events to differ materially from those expressed or implied by forward-looking statements, including, without limitation, (i) general economic conditions affecting the demand for insurance and reinsurance in the Company's current and planned markets, (ii) material changes in mortality and claims experience, (iii) competitive factors and competitors' responses to the Company's initiatives,
(iv) successful execution of the Company's entry into new markets, (v) successful development and introduction of new products, (vi) the stability of governments and economies in foreign markets, (vii) fluctuations in U.S. and foreign interest rates and securities and real estate markets, (viii) the success of the Company's clients, including General American and its affiliates, and (ix) changes in laws, regulations, and accounting standards applicable to the Company and its subsidiaries.

      Readers are therefore cautioned not to place undue reliance on such forward-looking statements.

34.



                                                                                             CONSOLIDATED BALANCE SHEETS


YEAR ENDED DECEMBER 31                                                                            1997              1996
(Dollars in thousands)
      Assets
Fixed maturity securities
      Available for sale-at fair value (amortized cost of $2,416,308 and
          $1,469,649 at December 31, 1997, and December 31, 1996, respectively)             $2,528,290        $1,517,264
Mortgage loans on real estate                                                                  165,452            98,262
Policy loans                                                                                   480,234           426,366
Funds withheld at interest                                                                     165,413           129,949
Short-term investments                                                                         277,635            93,548
Other invested assets                                                                           16,977             6,659
--------------------------------------------------------------------------------------------------------------------------
          Total investments                                                                  3,634,001         2,272,048
Cash and cash equivalents                                                                       37,395            13,145
Accrued investment income                                                                       34,377            23,308
Premiums receivable                                                                            119,554            76,438
Funds withheld                                                                                  33,957            30,697
Reinsurance ceded receivables                                                                  316,156            59,618
Deferred policy acquisition costs                                                              289,842           233,565
Other reinsurance balances                                                                     153,134           157,065
Other assets                                                                                    55,134            27,770
--------------------------------------------------------------------------------------------------------------------------
          Total assets                                                                      $4,673,550        $2,893,654
          ================================================================================================================

      Liabilities and Stockholders' Equity
Future policy benefits                                                                      $1,244,541        $  755,793
Interest sensitive contract liabilities                                                      1,969,270         1,106,491
Other policy claims and benefits                                                               344,848           206,284
Other reinsurance balances                                                                     232,096           149,289
Deferred income taxes                                                                          110,763            73,275
Other liabilities                                                                              157,616            63,689
Long-term debt                                                                                 106,830           106,493
--------------------------------------------------------------------------------------------------------------------------
          Total liabilities                                                                  4,165,964         2,461,314
Minority interest                                                                                8,265             6,782
Commitments and contingent liabilities
Stockholders' equity:
      Preferred stock (par value $.01 per share;
          10,000,000 shares authorized; no shares issued or outstanding)
      Common stock (par value $.01 per share;                                                        -                 -
          50,000,000 shares authorized,                                                            261               174
          26,049,375 and 17,366,250 shares issued and outstanding
          at December 31, 1997 and 1996, respectively)
      Additional paid in capital                                                               264,748           264,399
      Currency translation adjustments                                                          (8,201)           (5,536)
      Unrealized appreciation of securities, net of taxes                                       67,290            28,365
      Retained earnings                                                                        196,685           147,824
--------------------------------------------------------------------------------------------------------------------------
          Total stockholders' equity before treasury stock                                     520,783           435,226
      Less treasury shares held of 844,535 and 389,354 at cost at
          December 31, 1997, and December 31, 1996, respectively                               (21,462)           (9,668)
          ----------------------------------------------------------------------------------------------------------------
          Total stockholders' equity                                                           499,321           425,558
          ----------------------------------------------------------------------------------------------------------------
          Total liabilities and stockholders' equity                                        $4,673,550        $2,893,654
          ================================================================================================================

See accompanying notes to consolidated financial statements.


--------------------------------------------------------------------------   35.

                                          CONSOLIDATED STATMENTS OF INCOME


YEAR ENDED DECEMBER 31                                                               1997             1996          1995
(Dollars in thousands, except per share data)
      Revenues:
Net premiums                                                                   $  835,460         $674,885      $569,990
Investment income, net of related expenses                                        188,333          136,828        90,117
Realized investment gains, net                                                        334              930            31
Other revenue                                                                      47,388           17,386         7,994
--------------------------------------------------------------------------------------------------------------------------
          Total revenues                                                        1,071,515          830,029       668,132

      Benefits and expenses:
Claims and other policy benefits                                                  640,062          505,739       430,071
Interest credited                                                                  92,041           54,706        33,796
Accident and health pool charge                                                    18,000                -             -
Policy acquisition costs and other insurance expenses                             176,482          136,509        98,072
Other operating expenses                                                           53,058           39,845        31,574
Interest expense                                                                    7,801            6,169             -
--------------------------------------------------------------------------------------------------------------------------
          Total benefits and expenses                                             987,444          742,968       593,513
          ================================================================================================================

Income before income taxes and minority interest                                   84,071           87,061        74,619

Provision for income taxes
          Current                                                                  13,175           17,992        12,780
          Deferred                                                                 15,575           13,695        14,368
          ----------------------------------------------------------------------------------------------------------------
          Total provision for income taxes                                         28,750           31,687        27,148
          ================================================================================================================

          Income before minority interest                                          55,321           55,374        47,471

Minority interest in earnings of consolidated subsidiaries                           (702)            (302)         (180)
--------------------------------------------------------------------------------------------------------------------------

          Net income                                                           $   54,619         $ 55,072      $ 47,291
          ================================================================================================================

Basic earnings per share                                                       $     2.15         $   2.18      $   1.87
==========================================================================================================================

Diluted earnings per share                                                     $     2.13         $   2.17      $   1.87
==========================================================================================================================

Weighted average number of diluted shares outstanding (in thousands)               25,604           25,410        25,292
==========================================================================================================================


See accompanying notes to consolidated financial statements.

36.

                                          CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
                                                                                       Unrealized
                                                             Additional  Currency     Appreciation
                                             Preferred Common  Paid In  Translation  (Depreciation)  Retained    Treasury
                                               Stock   Stock   Capital  Adjustments  of Securities   Earnings     Stock      Total
(Dollars in thousands)
Balance December 31, 1994                       $ -     $174   $263,170   $ (5,791)    $(24,387)     $ 54,887   $(11,265)  $276,788
      Currency translation adjustments                                       2,055                                            2,055
      Unrealized appreciation of securities                                              57,397                              57,397
      Net income                                                                                       47,291                47,291
      Dividends to stockholders                                                                        (4,376)               (4,376)
      Purchase of treasury stock                                                                                  (2,422)    (2,422)
      Reissuance of treasury stock                                   (1)                                             197        196
------------------------------------------------------------------------------------------------------------------------------------

Balance December 31, 1995                         -      174    263,169     (3,736)      33,010        97,802    (13,490)   376,929
      Currency translation adjustments                                      (1,800)                                          (1,800)
      Unrealized depreciation of securities                                              (4,645)                             (4,645)
      Net income                                                                                       55,072                55,072
      Dividends to stockholders                                                                        (5,050)               (5,050)
      Reissuance of treasury stock                                1,230                                            3,822      5,052
------------------------------------------------------------------------------------------------------------------------------------

Balance December 31, 1996                         -      174    264,399     (5,536)      28,365       147,824     (9,668)   425,558
      Currency translation adjustments                                      (2,665)                                          (2,665)
      Unrealized appreciation of securities                                              38,925                              38,925
      Net income                                                                                       54,619                54,619
      Dividends to stockholders                           87        (87)                               (5,758)               (5,758)
      Purchase of treasury stock                                                                                 (12,877)   (12,877)
      Reissuance of treasury stock                                  436                                            1,083      1,519
------------------------------------------------------------------------------------------------------------------------------------
Balance December 31, 1997                       $ -     $261   $264,748   $ (8,201)    $ 67,290      $196,685   $(21,462)  $499,321
====================================================================================================================================


See accompanying notes to consolidated financial statements.



--------------------------------------------------------------------------   37.

                                     CONSOLIDATED STATEMENTS OF CASH FLOWS

For the years ending December 31,                                               1997                  1996            1995
(Dollars in thousands)
   Operating Activities:
Net income                                                               $    54,619             $  55,072       $  47,291
Adjustments to reconcile net income to net cash
provided by operating activities:
   Change in:
      Accrued investment income                                              (11,125)               (5,660)         (1,839)
      Premiums receivable                                                    (44,228)                8,214         (14,008)
      Deferred policy acquisition costs                                      (59,485)              (47,122)        (28,575)
      Funds withheld                                                         (17,204)               (2,053)         (6,863)
      Reinsurance ceded balances                                            (246,095)                4,422          14,416
      Future policy benefits, other policy claims and benefits,
         and other reinsurance balances                                      722,286               258,562         169,732
      Deferred income taxes                                                   15,575                13,695          14,367
      Other assets and other liabilities                                      31,570               (20,978)        (17,578)
   Amortization of goodwill and value of business acquired                     1,322                 1,233           1,059
   Amortization of net investment discounts                                  (15,471)               (9,071)         (8,384)
   Realized investment gains, net                                               (334)                 (930)            (31)
   Other, net                                                                  1,295                 1,297           1,428
----------------------------------------------------------------------------------------------------------------------------
Net cash provided by operating activities                                    432,725               256,681         171,015
   Investing Activities:
Sales of investments:
   Fixed maturity securities - Available for sale                            301,685               135,110         154,607
   Mortgage loans                                                             42,306                     -               -
Maturities of fixed maturity securites
   Held to maturity                                                                -                     -           6,365
   Available for sale                                                        246,814               189,969          14,443
Purchases of fixed maturity securities
   Held to maturity                                                                -                     -          (3,068)
   Available for sale                                                     (1,456,450)             (917,743)       (362,390)
Cash invested in
   Mortgage loans                                                           (115,937)              (89,237)        (11,397)
   Policy loans                                                              (57,026)              (79,424)        (37,245)
   Funds withheld at interest                                                (35,464)              (28,108)        (21,383)
Principal payments on:
   Mortgage loans                                                              6,045                 4,739             285
   Policy loans                                                                3,158                     -           4,794
Change in short-term and other invested assets                              (190,939)              (29,791)        (31,576)
Investment in joint venture and purchase of subsidiary stock                       -                (3,207)         (3,366)
----------------------------------------------------------------------------------------------------------------------------
Net cash used in investing activities                                     (1,255,808)             (817,692)       (289,931)
   Financing activities:
Dividends to stockholders                                                     (5,758)               (5,050)         (4,376)
Purchase of treasury stock                                                   (12,877)                    -          (2,422)
Reissuance of treasury stock                                                   2,105                 4,029             196
Minority interest capital contribution                                           702                   302             180
Minority interest in earnings
Excess deposits on universal life and
   other investment type policies and contracts                              861,352               450,079         131,833
Proceeds from long-term debt issuance                                          1,857               106,403               -
----------------------------------------------------------------------------------------------------------------------------
Net cash provided by financing activities                                    847,381               555,763         125,411
Effect of exchange rate changes                                                  (48)                  135             267
----------------------------------------------------------------------------------------------------------------------------
Change in cash and cash equivalents                                           24,250                (5,113)          6,762
Cash and cash equivalents, beginning of period                                13,145                18,258          11,496
----------------------------------------------------------------------------------------------------------------------------
Cash and cash equivalents, end of period                                      37,395                13,145          18,258
============================================================================================================================


See accompanying notes to consolidated financial statements.

38.

                                NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                                                 Note 1. Organization
      Reinsurance Group of America, Incorporated (RGA) is an insurance holding company formed December 31, 1992. Approximately 64% of RGA's outstanding shares are indirectly owned by General American Life Insurance Company (General American) at December 31, 1997. The consolidated financial statements include the assets, liabilities, and results of operations of RGA; RGA Reinsurance Company (RGA Reinsurance); RGA Australian Holdings PTY, Limited (Australian Holdings); RGA Reinsurance Company (Barbados) Ltd. (RGA Barbados); RGA Insurance Company (Bermuda) Ltd. (RGA Bermuda); RGA International, Ltd. (RGA International), formerly G.A. Canadian Holdings, Ltd., a Canadian marketing and insurance holding company; RGA Sudamerica, S.A., a Chilean holding company; RGA Holdings Limited (U.K.) (RGA UK), a United Kingdom holding company; and Manantial Seguros de Vida, S.A., currently known as General American Argentina Seguros de Vida, S.A. (Manantial), an Argentine life insurance company; along with the subsidiaries of RGA Reinsurance, Australian Holdings, RGA International, and RGA Sudamerica, S.A., subject to an ownership position of fifty percent or more (collectively, the Company). The Company is primarily engaged in life reinsurance, accident and health reinsurance, and international life and disability on a direct and reinsurance basis. Reinsurance is an arrangement under which an insurance company, the reinsurer, agrees to indemnify another insurance company, the ceding company, for all or a portion of the insurance risks underwritten by the ceding company. Reinsurance is designed to (i) reduce the net liability on individual risks, thereby enabling the ceding company to increase the volume of business it can underwrite, as well as increase the maximum risk it can underwrite on a single life or risk; (ii) stabilize operating results by leveling fluctuations in the ceding company's loss experience; (iii) assist the ceding company to meet applicable regulatory requirements; and (iv) enhance the ceding company's financial strength and surplus position.

                   Note 2. Summary of Significant Accounting Policies Consolidation and Basis of Presentation. The consolidated financial statements of the Company have been prepared in accordance with generally accepted accounting principles for stock life insurance companies. The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the reported amounts of revenues and expenses during the reporting period. Accounts that the Company deems to be sensitive to changes in estimates include deferred policy acquisition costs, premiums receivable, future policy benefits, and other policy claims and benefits. In all instances, actual results could differ materially from such estimates or assumptions.

      The accompanying financial statements consolidate the accounts of RGA and its subsidiaries, both direct and indirect, subject to an ownership position of fifty percent or more. Unconsolidated subsidiaries with an ownership position less than fifty percent are recorded on the equity method of accounting. All significant intercompany balances and transactions have been eliminated.

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

      Impairments in the value of securities held by the Company are recorded as a reduction of the carrying value of the security, and a corresponding realized capital loss is recognized in the consolidated statements of income. The Company's policy is to recognize such an impairment when the projected cash flows of these securities have been reduced on other than a temporary basis so that the realizable value is reduced to an amount less than the carrying value.

      Mortgage loans are carried at unpaid principal balances, net of any unamortized premium or discount and valuation allowances. Valuation allowances on mortgage loans are being established based upon losses expected by management to be realized in connection with future dispositions or settlement of mortgage loans, including foreclosures. The valuation allowances are being established after management considers, among other things, the value of underlying collateral and payment capabilities of debtors.

      Policy loans are reported at the unpaid principal balance.

      Other invested assets, which consists primarily of Chilean common stocks, are carried at fair value.

      The Company utilizes some derivative financial instruments to improve the management of the investment related risks. These derivatives are included in other invested assets on the consolidated balance sheet. The Company uses both exchange-traded and customized, over-the-counter derivative financial instruments. RGA Reinsurance has established minimum credit quality standards for counterparties and seeks to obtain collateral or other credit support. The Company limits its total financial exposure to counterparties. The Company's use of exchange-traded and customized over-the-counter derivatives is currently not significant.

--------------------------------------------------------------------------   39.

                                NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


      Investment income is recognized as it accrues or is legally due. Realized gains and losses on sales of investments are included in net income, as are write-downs of securities where declines in value are deemed to be other than temporary in nature. The cost of investment securities sold is determined based upon the specific identification method. Unrealized gains and losses on marketable equity securities and fixed maturity securities, less applicable deferred income taxes, are reflected as a direct charge or credit to stockholders' equity.

      Additional Information Regarding Statements of Cash Flows. Cash and cash equivalents include cash on deposit and highly liquid debt instruments purchased with an original maturity of three months or less.

      Funds Withheld. For reinsurance transactions executed prior to December 31, 1994, assets and liabilities related to treaties written on a modified coinsurance basis with funds withheld are reported gross. Assets equal to the statutory reserves are held and legally owned by the ceding company and are reflected as funds withheld at interest on the balance sheet. Interest accrues to these assets at a stated rate, which adjusts annually, based on the underlying assets retained by the ceding company. For reinsurance transactions executed subsequent to December 31, 1994, assets and liabilities from reinsurance agreements written on a modified coinsurance basis with funds withheld have been netted and included in other reinsurance balances on the balance sheet, where a right of offset exists.

      Deferred Policy Acquisition Costs. Costs of acquiring new business, which vary with and are primarily related to the production of new business, have been deferred to the extent that such costs are deemed recoverable from future premiums or gross profits. Such costs include commissions and allowances as well as certain costs of policy issuance and underwriting. Periodically, the Company performs tests to determine that the cost of business acquired remains recoverable.

      Deferred costs related to traditional life insurance are amortized over the premium paying period of the related policies in proportion to the ratio of annual premium revenues to total anticipated premium revenues. Such anticipated premium revenues are estimated using the same assumptions used for computing liabilities for future policy benefits.

      Deferred costs related to interest sensitive life and investment-type policies are amortized over the lives of the policies, in relation to the present value of estimated gross profits from mortality, investment income, and expense margins.

      Other Reinsurance Balances. The Company assumes and retrocedes financial reinsurance contracts which represent low mortality risk reinsurance treaties. These contracts are reported as deposits and included in other reinsurance assets/liabilities. The amount of revenue reported on these contracts represents fees and the cost of insurance under the terms of the reinsurance agreement.

      Goodwill and Value of Business Acquired. Goodwill representing the excess of purchase price over the fair value of net assets acquired is amortized on a straight-line basis over ten to twenty years. The value of business acquired is amortized in proportion to the ratio of annual premium revenues to total anticipated premium revenues. Anticipated premium revenues have been estimated using assumptions consistent with those used in estimating reserves for future policy benefits. The carrying value is reviewed periodically for indicators of impairment in value.

      Future Policy Benefits and Interest Sensitive Contract Liabilities. Liabilities for future benefits on life policies are established in an amount adequate to meet the estimated future obligations on policies in force. Liabilities for future policy benefits under long-term life insurance policies have been computed based upon expected investment yields, mortality and withdrawal rates, and other assumptions. These assumptions include a margin for adverse deviation and vary with the characteristics of the plan of insurance, year of issue, age of insured, and other appropriate factors. Interest rates range from 6.6% to 11.0%. The mortality and withdrawal assumptions are based on the Company's experience as well as industry experience and standards. Liabilities for future benefits on interest sensitive life and investment-type contract liabilities are carried at the accumulated contractholder values without reduction for potential surrender or withdrawal charges.

      Other Policy Claims and Benefits. Claims payable for incurred but not reported losses are determined using case basis estimates and lag studies of past experience. These estimates are periodically reviewed and required adjustments to such estimates are reflected in current operations. The Company has no material policy contract liability balances that would require fair value disclosure under Statement of Financial Accounting Standards No. 107.

      Investment Contracts. The Company began reinsuring asset-intensive products, including stable value products, annuities and bank owned and corporate owned life insurance, on a coinsurance basis in 1995. The product investment portfolios are segregated within the general fund of RGA Reinsurance. The stable value portfolio is primarily invested in fixed maturity securities classified as available for sale and has an effective duration of one year or less. The carrying value of the asset-intensive products investments and related liabilities approximates fair value. The liabilities for the asset-intensive reinsurance contracts are included in interest sensitive contract liabilities.

40.

      Income Taxes. RGA and its U.S. subsidiaries file separate federal income returns. RGA Barbados also files a U.S. tax return. The Company's Canadian, Argentine, Australian, Bermudan, Chilean, Malaysian and United Kingdom subsidiaries are taxed under applicable local statutes.

      The Company uses the asset and liability method to record deferred income taxes. Accordingly, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases, using enacted tax rates.

      Foreign Currency Translation. The functional currency is the Argentine dollar for the Company's Argentine operations, the Australian dollar for the Company's Australian operations, the Canadian dollar for the Company's Canadian operations, the Chilean peso for the Company's Chilean operations, and the British Pound Sterling for the Company's United Kingdom operations. The translation of the foreign currency into U.S. dollars is performed for balance sheet accounts using current exchange rates in effect at the balance sheet date and for revenue and expense accounts using a weighted average exchange rate during each year. Gains or losses resulting from such translation are included in stockholders' equity.

      Retrocession Arrangements. The Company reports retrocession activity on a gross basis. Amounts paid or deemed to have been paid for reinsurance are reflected in reinsurance receivables. The cost of reinsurance related to long-duration contracts is recognized over the terms of the reinsured policies on a basis consistent with the reporting of those policies.

      In the normal course of business, the Company seeks to limit its exposure to loss on any single insured and to recover a portion of benefits paid by ceding reinsurance to other insurance enterprises or reinsurers under excess coverage and coinsurance contracts. The Company retains a maximum of $2.5 million of coverage per individual life. RGA Reinsurance has a number of retrocession arrangements whereby certain business in force is retroceded on an automatic or facultative basis. All of the U.S. retrocessionaires under such arrangements were rated A- or better by the A.M. Best Company as of December 31, 1996. In some instances, security in the form of letters of credit or trust assets have been given by retrocessionaires as additional security in favor of RGA Reinsurance.

      Generally, RGA's insurance subsidiaries retrocede amounts in excess of their retention to RGA Reinsurance. Retrocessions are arranged through RGA Reinsurance's retrocession pool for amounts in excess of its retention.

      RGA Reinsurance has never experienced a default in connection with retrocession arrangements, nor has it experienced any difficulty in collecting claims recoverable from retrocessionaires; however, no assurance can be given as to the future performance of such retrocessionaires or as to recoverability of any such claims.

      Recognition of Revenues and Related Expenses. Revenues and expenses are reported gross, except that initial reserves are netted against premiums when an in force block of business is reinsured. Life and health premiums are recognized as revenue over the premium paying periods of the policies. Benefits and expenses are associated with earned premiums so that profits are recognized over the life of the related contract. This association is accomplished through the provision for future policy benefits and the amortization of deferred policy acquisition costs. Other revenue includes items such as treaty recapture fees, profit and risk fees associated with financial reinsurance as well as earnings in unconsolidated subsidiaries.

      Revenues for interest-sensitive and investment-type products consist of policy charges for the cost of insurance, policy administration, and surrenders that have been assessed against policy account balances during the period. Interest-sensitive contract liabilities for these products represent policy account balances before applicable surrender charges. Deferred policy acquisition costs are recognized as expense over the term of the policies. Policy benefits and claims that are charged to expense include claims incurred in the period in excess of related policy account balances and interest credited to policy account balances. The weighted average interest crediting rates for interest-sensitive products were 6.8%, 6.7%, and 6.7% during 1997, 1996, and 1995, respectively. Interest crediting rates for investment-type contracts ranged from 5.7% to 6.2% during 1997 and 1996 and from 6.2% to 6.5% during 1995.

      Net Earnings Per Share In February 1997, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards (SFAS) No. 128, "Earnings Per Share." SFAS No. 128 replaced the calculation of primary and fully diluted earnings per share with basic earnings per share and diluted earnings per share. Unlike primary earnings per share, basic earnings per share excludes any dilutive effects of options, warrants and convertible securities. Diluted earnings per share is very similar to the previously reported fully diluted earnings per share. Earnings per share amounts for all periods presented have been restated to conform to the provisions of SFAS No. 128.

      New Accounting Standards. In June 1997, the Financial Accounting Standards Board issued SFAS No. 130, "Reporting Comprehensive Income," effective for years beginning after December 15, 1997. SFAS No. 130 establishes standards for reporting and display of comprehensive income and its components (revenues, expenses, gains and losses) in a full set of general purpose financial statements. The Company anticipates that the most significant items of comprehensive income will be the change in

--------------------------------------------------------------------------   41.

                                NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


unrealized gains and losses on securities as well as the change in foreign currency translation, both of which items historically have been reported only as a component of stockholders' equity. The adoption of SFAS No. 130 will not affect the Company's results of operations or financial position, but will affect their presentation and disclosure.

      Also in June 1997, the Financial Accounting Standards Board issued SFAS No. 131, "Disclosures about Segments of an Enterprise and Related Information" effective for years beginning after December 15, 1997. SFAS No. 131 requires that a public company report financial and descriptive information about its reportable operating segments pursuant to criteria that differ from current accounting practice. Operating segments, as defined, are components of an enterprise about which separate financial information is available that is evaluated regularly by the chief operating decision maker in deciding how to allocate resources and in assessing performance. The adoption of SFAS No. 131 will not affect the Company's results of operations or financial position, but will affect the disclosure of segment information.

      Reclassification. The Company has reclassified the presentation of certain prior period information to conform with the 1997 presentation.

                                      Note 3. Subsidiary Transactions
      In October 1993, RGA, through RGA Sudamerica, S.A., entered into a joint venture, BHIF America Seguros de Vida, S.A. (BHIF America), with local investors in Santiago, Chile. During 1994, RGA and the local investors funded the venture, which sells primarily single premium immediate annuities, with approximately $4,000,000 and $3,000,000 of initial capital contributions, respectively. For contributions made, each party received a 50% ownership interest in the venture. The excess of cost over fair value of net assets acquired, totaling $500,000, has been treated as goodwill and is being amortized over ten years. During 1996 and 1995, RGA contributed $1,275,000 and $565,000, respectively, in additional capital to BHIF America.

      In May 1994, RGA formed Manantial, a joint venture, with several local investors in Buenos Aires, Argentina. During 1994, RGA and the local investors funded the venture, which is a direct life insurance company, with approximately $5,000,000 and $275,000 of initial capital contributions, respectively. For contributions made, each party received a 50% ownership interest in the venture. In June 1996, RGA purchased the remaining shares of Manantial for $4,500,000. The excess of cost over fair value of net assets acquired, totaling $4,246,000, has been treated as goodwill and is being amortized over ten years. During 1997, RGA infused $1,000,000 of additional capital contributions as a result of changing capital requirements in Argentina.

      In January 1996, RGA formed Australian Holdings, a wholly owned holding company and RGA Reinsurance Company of Australia, Limited (RGA Australia), a wholly owned reinsurance company of Australian Holdings licensed to assume life reinsurance in Australia. During 1996, RGA funded Australian Holdings with approximately $14,800,000, of which approximately one half represents debt as discussed in Note 13. During 1997, approximately $1,950,000 was funded through the debt facility.

      In July 1996, RGA, through RGA Sudamerica, S.A., formed RGA Reinsurance Company Chile S.A., a wholly owned reinsurance company licensed to assume life reinsurance business in Chile. During 1996, RGA funded the subsidiary with approximately $6,300,000 and reinsured single premium immediate annuity business written by BHIF America. During 1997, additional capital contributions of approximately $5,800,000 were made to support the continued growth in business.

      In July 1997, RGA entered into a joint venture, Malaysian Life Reinsurance Group Berhad (MLRG), with 18 local insurance companies in Kuala Lumpur, Malaysia. RGA funded approximately $6,000,000 in return for a 30% ownership interest in MLRG. MLRG is a licensed life reinsurance company in Malaysia.

      In November 1997, RGA, through RGA UK, invested approximately $4,250,000 in Thomson Barrett Organization Plc (TBO) for a 20% ownership interest. TBO is an international financial services consulting firm based in the United Kingdom specializing in insurance distribution. The excess of cost over fair value of net assets acquired, totaling $4,250,000, has been treated as goodwill and is being amortized over twenty years.

      In December 1997, RGA Reinsurance was notified by members of management of Fairfield Management Group, Inc. (Fairfield), a holding company for RGA Reinsurance's accident and health intermediaries and underwriting / management subsidiaries, of their intent to exercise their put options for their 49% minority ownership interest. Fairfield is a 51% owned holding company of RGA Reinsurance and the put options are exerciseable as of January 1, 1998. Based upon the Company's decision to cease marketing accident and health business, the Company established a reserve of approximately $3,000,000 against the intangible asset that will arise related to the excess of the purchase price over the fair value of net assets acquired for these put options.

42.
      The excess of purchase price over the fair value of net assets acquired and goodwill totaling approximately $9,050,000 and $6,175,000 at December 31, 1997 and 1996, respectively, are included in other assets on the consolidated balance sheets.

                                                  Note 4. Investments
      Major categories of net investment income consist of the following (in thousands):

Years Ended December 31                                          1997              1996            1995
Fixed maturity securities                                    $133,533          $ 92,721         $53,910
Mortgage loans                                                  5,335             2,510             450
Policy loans                                                   34,326            29,116          26,020
Short-term investments                                          4,164             3,523           2,829
Funds withheld at interest                                     11,976             9,813           7,481
Other                                                             688               406              66
---------------------------------------------------------------------------------------------------------
Investment revenue                                            190,022           138,089          90,756
Investment expense                                              1,689             1,261             639
---------------------------------------------------------------------------------------------------------

Net investment income                                        $188,333          $136,828         $90,117
=========================================================================================================

      The amortized cost, gross unrealized gains and losses, and estimated fair values of investments in fixed maturity securities at December 31, 1997 and 1996, are as follows (in thousands):

                                                            Amortized        Unrealized      Unrealized             Fair
1997                                                             Cost             Gains          Losses            Value
Available for sale
      U.S. government and agencies                         $   90,902          $  1,627         $   330       $   92,199
      Canadian government                                      19,779             3,602               7           23,374
      Canadian provinces and municipalities                   147,098            65,283             740          211,641
      Argentine government and agencies                           452                 -               -              452
      Chilean government and agencies                          27,265                 -               -           27,265
      Australian government agencies                            7,412               323               -            7,735
      Commercial and industrial                               747,505            24,733           5,890          766,348
      Finance                                                 300,527             6,228             773          305,982
      Public utilities                                        126,355            19,668             161          145,862
      Mortgage-backed securities                              889,319             9,639          12,169          886,789
      Asset-backed securities                                  59,694               949               -           60,643
--------------------------------------------------------------------------------------------------------------------------
                                                           $2,416,308          $132,052         $20,070       $2,528,290
==========================================================================================================================

                                                            Amortized        Unrealized      Unrealized             Fair
1996                                                             Cost             Gains          Losses            Value
Available for sale
      U.S. government and agencies                         $   66,236          $    359         $   273       $   66,322
      Canadian government                                      17,531             2,082               -           19,613
      Canadian provinces and municipalities                   139,701            33,778             466          173,013
      Argentine government and agencies                           451                 -               -              451
      Chilean government and agencies                          28,591                 -               -           28,591
      Australian government agencies                            9,115               280              20            9,375
      Commercial and industrial                               409,823            11,827           3,277          418,373
      Finance                                                 116,500             2,843             451          118,892
      Public utilities                                         76,699             1,877             562           78,014
      Mortgage-backed securities                              552,296             2,782           3,297          551,781
      Asset-backed securities                                  52,706               161              28           52,839
--------------------------------------------------------------------------------------------------------------------------
                                                           $1,469,649          $ 55,989         $ 8,374       $1,517,264
==========================================================================================================================


--------------------------------------------------------------------------   43.

                                NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


      There were no investments in any entity in excess of 10% of stockholders' equity at December 31, 1997 or 1996, other than investments issued or guaranteed by the U.S. government. Publicly traded fixed maturity securities are valued based upon quoted market prices. Private placement securities are valued based on the credit quality and duration of marketable securities deemed comparable by the Company, which may be of another issuer.

      At December 31, 1997 and 1996, the aggregate fair value of policy loans approximates the carrying value reflected on the consolidated balance sheet. Policy loans typically carry an interest rate that is tied to the crediting rate applied to the related policy and contract reserves.

      The carrying value of short-term investments at December 31, 1997 and 1996, approximates fair value. Equity investments and derivative financial instruments included in other invested assets are reflected at fair value on the consolidated balance sheets. The cost of these equity investments at December 31, 1997 and 1996, was $12,128,000 and $5,997,000, respectively, which approximates fair value. The cost and fair value of the derivative financial instruments at December 31, 1997, was $3,255,000 and $4,849,000, respectively. The cost of the derivative financial instruments at December 31, 1996, was approximately $662,000, which approximated fair value.

      At December 31, 1997, the contractual maturities of investments in fixed maturity securities were as follows (in thousands):

                                                                 Amortized                         Fair
                                                                      Cost                        Value
Available for sale:
      Due in one year or less                                   $   21,149                   $   21,407
      Due after one year through five years                        230,610                      236,136
      Due after five years through ten years                       454,495                      471,300
      Due after ten years                                          820,735                      912,658
      Mortgage-backed securities                                   889,319                      886,789
      ---------------------------------------------------------------------------------------------------
                                                                $2,416,308                   $2,528,290
      ===================================================================================================

      Included in net realized losses is a permanent write-down of one fixed maturity of approximately $2.5 million during 1997. Net realized gains from sales of investments in fixed maturity securities and equity securities, all of which represent activity in the investments held for sale, consist of the following (in thousands):

Years Ended December 31                                                                1997            1996          1995
Fixed maturities:
   Realized gains                                                                   $ 4,120         $ 5,182       $ 2,462
   Realized losses                                                                   (3,789)         (3,972)       (2,431)
Other                                                                                     3            (280)            -
---------------------------------------------------------------------------------------------------------------------------

Net gains                                                                           $   334         $   930       $    31
---------------------------------------------------------------------------------------------------------------------------

   Change in net unrealized gains (losses) were as follows (in thousands):
Years Ended December 31                                                                1997            1996          1995
Fixed maturity securities held to maturity                                          $     -         $     -       $ 2,182
Fixed maturity securities available for sale                                         64,367          (5,528)       90,651
Derivative securities                                                                   888               -             -
---------------------------------------------------------------------------------------------------------------------------
                                                                                    $65,255         $(5,528)      $92,833
===========================================================================================================================

      Effective December 31, 1995, the Company reclassified its entire portfolio of fixed maturities held to maturity as available for sale. Fixed maturity securities with an amortized cost of $113,485,918 and unrealized gains of $19,405,392 were transferred from the held to maturity classification to available for sale.

      Securities with an amortized cost of $2,370,000 were on deposit with various state or governmental insurance departments to comply with applicable insurance laws at December 31, 1997 and 1996. Securities with an amortized cost of approximately $90,159,000 were held in trust in Canada to satisfy collateral requirements for reinsurance business conducted in Canada.

44.

      All the Company's mortgage loans are amortizing loans. As of December 31, 1997 and 1996, the Company's mortgage loans were distributed as follows (in thousands):

                                                                          1997                            1996
                                                                Carrying      Percentage        Carrying      Percentage
                                                                   Value        of Total           Value        of Total
United States:
   Arizona                                                      $ 12,884            7.77%        $15,554           15.79%
   California                                                     23,174           13.97           4,957            5.03
   Colorado                                                        2,009            1.21           3,374            3.42
   Florida                                                             -               -           1,694            1.72
   Georgia                                                         3,169            1.91           5,038            5.11
   Illinois                                                        4,472            2.70           4,575            4.64
   Kansas                                                          1,633            0.98           1,750            1.78
   Maryland                                                        5,308            3.20               -               -
   Missouri                                                        7,896            4.76           6,406            6.50
   Nevada                                                          1,602            0.96               -               -
   North Carolina                                                 14,236            8.58               -               -
   Oklahoma                                                            -               -           2,488            2.52
   Pennsylvania                                                    5,535            3.34               -               -
   South Carolina                                                    476            0.29               -               -
   Texas                                                               -               -           3,794            3.85
   Utah                                                            1,918            1.15               -               -
   Virginia                                                            -               -           3,129            3.17
   Washington                                                      7,859            4.74           6,209            6.30

Chile                                                             73,727           44.44          39,597           40.17
--------------------------------------------------------------------------------------------------------------------------

                                                                $165,898          100.00%         98,565          100.00%
Less: Allowance                                                      446                             303
--------------------------------------------------------------------------------------------------------------------------
Total                                                           $165,452                         $98,262
==========================================================================================================================

                                                                          1997                            1996
                                                                Carrying      Percentage        Carrying      Percentage
                                                                   Value        of Total           Value        of Total
Property Type
Apartment                                                       $  1,349            0.81%        $ 6,452            6.55%
Retail                                                            83,125           50.11          57,367           58.19
Office building                                                   33,970           20.48          19,473           19.76
Industrial                                                        27,782           16.75           7,853            7.97
Other commercial                                                  19,672           11.85           7,420            7.53
--------------------------------------------------------------------------------------------------------------------------
                                                                 165,898          100.00%         98,565          100.00%

Less: Allowance                                                      446                             303
--------------------------------------------------------------------------------------------------------------------------
Total                                                           $165,452                         $98,262
==========================================================================================================================

--------------------------------------------------------------------------   45.

                                NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


      The Company makes mortgage loans on income producing properties, such as apartments, retail and office buildings, light warehouses and light industrial facilities. Loan to value ratios at the time of loan approval are 75 percent or less for domestic and Chilean mortgages.

      The estimated fair value of the Company's mortgage loan portfolio at December 31, 1997 and 1996, was approximately $172.2 million and $100.1 million, respectively.

      All domestic mortgage loans were originated in 1997 and 1996. There were no loans delinquent at December 31, 1997. The Company recorded a valuation allowance of $446,000 and $303,000 in 1997 and 1996, respectively, to be used against possible future losses on the loan portfolio.

      The maturities of the mortgage loans are as follows (in thousands):

                                                              1997              1996
Due one year through five years                           $  3,689           $ 3,299
Due after five years                                       162,209            95,266
--------------------------------------------------------------------------------------
                                                           165,898            98,565
Less: Allowance                                                446               303
--------------------------------------------------------------------------------------
Total                                                     $165,452           $98,262
======================================================================================

      The Company participates in a securities lending program. The amounts involved during the year are not significant and the amount on loan at December 31, 1997 was $13.8 million and was appropriately collateralized.


                                                  Note 5. Reinsurance
      On January 1, 1993, RGA Reinsurance entered into an indemnity reinsurance agreement with General American pursuant to which all of the business of General American's reinsurance division was transferred to RGA Reinsurance, net of the financial effects of all other retrocession agreements of the reinsurance division. As a result of the indemnity reinsurance agreement and certain other related transactions, the Company has all of the economic benefits and risks of the reinsurance agreements whether under facultative or automatic reinsurance treaties. The amounts stated in the consolidated financial statements reflect the aggregate amounts of all such business retroceded to the Company.

      Reinsurance contracts do not relieve the Company from its obligations to direct writing companies. Failure of retrocessionaires to honor their obligations could result in losses to the Company; consequently, allowances would be established for amounts deemed uncollectible. At December 31, 1997 and 1996, no allowances were deemed necessary. The Company evaluates the financial condition of its reinsurers annually.

      At December 31, 1997, there were no reinsurance premium receivables associated with a single reinsurer with a carrying value in excess of 5% of total assets.

      The effect of reinsurance on premiums and amounts earned is as follows (in thousands):

Years Ended December 31                                                            1997            1996             1995
Direct premiums and amounts assessed against policyholders                   $   64,998       $  44,210        $  36,385
Reinsurance assumed                                                           1,023,805         840,349          711,876
Reinsurance ceded                                                              (253,343)       (209,674)        (178,271)
--------------------------------------------------------------------------------------------------------------------------
Net premiums and amounts earned                                              $  835,460       $ 674,885        $ 569,990
--------------------------------------------------------------------------------------------------------------------------

      The effect of reinsurance on policyholder claims and other policy benefits is as follows (in thousands):

Years Ended December 31                                                            1997            1996             1995
Direct                                                                        $  34,286        $ 41,598        $  31,431
Reinsurance assumed                                                             870,112         557,055          502,676
Reinsurance ceded                                                              (264,336)        (92,914)        (104,036)
--------------------------------------------------------------------------------------------------------------------------
Net policyholder claims and benefits                                          $ 640,062        $505,739        $ 430,071
--------------------------------------------------------------------------------------------------------------------------

46.

      The impact of reinsurance on life insurance in force is shown in the following schedule (in millions):

Life Insurance In Force                                   Direct          Assumed       Ceded            Net    Assumed/
                                                                                                                   Net %
December 31, 1997                                            $83         $227,260     $28,720       $198,623     114.42%
December 31, 1996                                             85          168,339      39,050        129,374     130.12%
December 31, 1995                                             85          153,861      25,275        128,671     119.58%

      At December 31, 1997, the Company has provided $530,000,000 of statutory financial reinsurance to other insurance companies under financial reinsurance transactions to assist ceding companies in meeting applicable regulatory requirements and enhancing ceding companies' financial strength. Generally, such financial reinsurance is provided by the Company committing cash or assuming insurance liabilities, which are secured by future profits on the reinsured business. The Company has retroceded $450,000,000 of its assumed financial reinsurance to third party companies and $67,000,000 to General American. The Company earns a return based on the amount of net outstanding financial reinsurance.

                            Note 6. Deferred Policy Acquisition Costs
      The following reflects the amounts of policy acquisition costs deferred and amortized (in thousands):

Years Ended December 31                                                         1997              1996              1995
Deferred acquisition cost
Assumed                                                                    $ 297,351          $241,978          $192,116
Retroceded                                                                    (7,509)           (8,413)           (5,303)
--------------------------------------------------------------------------------------------------------------------------
   Net                                                                     $ 289,842          $233,565          $186,813
   =======================================================================================================================

Beginning of year                                                          $ 233,565          $186,813          $157,159
   Capitalized
      Assumed                                                                163,150           115,732            78,847
      Retroceded                                                             (29,884)          (16,993)           (7,860)
   Amortized
      Assumed                                                               (107,777)          (65,870)          (49,402)
      Retroceded                                                              30,788            13,883             8,069
      --------------------------------------------------------------------------------------------------------------------
End of year                                                                $ 289,842          $233,565          $186,813
==========================================================================================================================

                                                   Note 7. Income Tax
      Income tax expense attributable to income from operations consists of the following (in thousands):

Years Ended December 31                                                         1997              1996              1995
Current income tax                                                           $ 8,613           $15,776           $11,406
Deferred income tax                                                           12,919            10,211            12,289
Foreign current tax                                                            4,562             2,216             1,374
Foreign deferred tax                                                           2,656             3,484             2,079
--------------------------------------------------------------------------------------------------------------------------
Total income tax                                                             $28,750           $31,687           $27,148
==========================================================================================================================

      Income tax expense differed from the amounts computed by applying the U.S. federal income tax rate of 35% to pre-tax income as a result of the following (in thousands):

Years Ended December 31                                                         1997              1996              1995
Computed "expected" tax expense                                              $29,425           $30,471           $26,117
Increase in income taxes resulting from:
      Foreign tax rate in excess of U.S. tax rate                                556               941               763
      Foreign tax credit                                                        (594)                -                 -
      Other, net                                                                (637)              275               268
      --------------------------------------------------------------------------------------------------------------------
         Total tax expense                                                   $28,750           $31,687           $27,148
         =================================================================================================================

--------------------------------------------------------------------------   47.

                                NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


      Total income taxes were as follows (in thousands):

Years Ended December 31                                                         1997              1996              1995
Income tax from continuing operations:                                       $28,750           $31,687           $27,148
Income tax from stockholders' equity
      Unrealized holding gain or loss on debt and
         equity securities recognized for financial reporting purposes        26,330              (910)           33,496
Exercise of stock options                                                       (436)           (1,023)                -
Foreign currency translation                                                  (4,416)                -                 -
--------------------------------------------------------------------------------------------------------------------------
Total income tax provided                                                    $50,228           $29,754           $60,644
==========================================================================================================================

      The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and liabilities at December 31, 1997 and 1996, are presented below (in thousands):

Years Ended December 31                                                                            1997             1996
Deferred tax assets:
   Nondeductible accruals                                                                      $  6,631         $  3,067
   Differences in foreign currency translation                                                    4,416                -
   Deferred acquisition costs capitalized for tax                                                10,318            8,323
   Net operating loss                                                                            39,828           21,876
   ----------------------------------------------------------------------------------------------------------------------
      Subtotal                                                                                   61,193           33,266
   Valuation allowance                                                                             (347)            (371)
   ----------------------------------------------------------------------------------------------------------------------
      Total deferred assets                                                                    $ 60,846         $ 32,895
      ===================================================================================================================

Deferred tax liabilities:
   Deferred acquisition costs capitalized for financial reporting                              $101,445         $101,708
   Differences between tax and financial reporting amounts
      concerning certain reinsurance transactions and reserve for policies                       24,382          (14,991)
   Pension plan overfunding                                                                         231              231
   Differences in the tax basis of cash and invested assets                                      45,551           19,222
   ----------------------------------------------------------------------------------------------------------------------
      Total deferred liabilities                                                                171,609          106,170
      -------------------------------------------------------------------------------------------------------------------
      Net deferred liabilities                                                                 $110,763         $ 73,275
      -------------------------------------------------------------------------------------------------------------------

      As of December 31, 1997, and 1996, a valuation allowance for deferred tax assets of $347,166 and $370,581, respectively, was provided on the net operating losses of RGA Australia, Manantial, and RGA UK. The Company has not recognized a deferred tax liability for the undistributed earnings of its wholly owned domestic and foreign subsidiaries because the Company currently does not expect those unremitted earnings to become taxable to the Company in the foreseeable future. This is due to the fact that the unremitted earnings will not be repatriated in the foreseeable future, or because those unremitted earnings that may be repatriated will not be taxable through the application of tax planning strategies that management would utilize.

      At December 31, 1997, the Company had capital loss carry forwards of $778,000. During 1997, 1996, and 1995, the Company made approximately $15,037,000, $8,585,000, and $18,948,000 in income tax payments, respectively. At December 31, 1997, the Company recognized deferred tax assets associated with net operating losses of approximately $115,700,000. This net operating loss is expected to be utilized in the normal course of business during the period allowed for carryforwards and in any event, will not be lost due to the application of tax planning strategies that management would utilize.

48.

                                       Note 8. Employee Benefit Plans
      Most of the Company's U.S. employees participate in a non-contributory multi-employer defined benefit pension plan jointly sponsored by RGA Reinsurance and General American. The benefits are based on years of service and compensation levels. RGA Reinsurance's funding policy is to contribute the maximum amount deductible for federal income tax purposes annually.

      Also, certain management individuals participate in several nonqualified defined benefit and defined contribution plans sponsored by General American and RGA Reinsurance. Those plans are unfunded and are deductible for federal income tax purposes when the benefits are paid. Additionally, full-time salaried employees with at least one year of service participate in a profit-sharing plan sponsored by RGA Reinsurance which is tied to RGA's operating results. Contributions to that plan have been determined annually by the RGA Board of Directors and are based upon the salaries of eligible employees. Full vesting occurs after five years of continuous service.

      The Company also provides certain health care and life insurance benefits for retired employees through a self-insured unfunded plan. Employees become eligible for these benefits if they meet minimum age and service requirements. The retiree's cost for health care benefits varies depending upon the credited years of service. The liabilities and periodic pension costs associated with these plans are not material to the consolidated financial statements.

                                   Note 9. Related Party Transactions
      The Company and General American are parties to shareholder agreements with the minority shareholders of Fairfield, which afford the minority shareholders certain preferential shareholder rights (put and first refusal rights) which were exercised by the minority shareholders on January 1, 1998. The Company established a reserve for $3,000,000 in 1997 associated with intangible assets arising from the exercise of the preferential shareholder rights.

      Conning Asset Management Company (Conning), a majority indirectly owned subsidiary of General American, provides investment management and advisory services to RGA, RGA Reinsurance, RGA Barbados, Australian Holdings and RGA Life Reinsurance Company of Canada (RGA Canada). These services are provided pursuant to agreements at the rate of 0.09% of fixed maturity assets managed and 0.22% of mortgage loans managed, payable quarterly, based on the average book value of the portfolios managed during each calendar quarter. The cost for the years ended December 31, 1997, 1996, and 1995, was approximately $1,701,000, $1,160,000, and $616,000, respectively.

      Subject to written agreements with RGA and RGA Reinsurance, General American has historically provided certain administrative services to RGA and RGA Reinsurance. Such services include legal, treasury, employee benefit, payroll, and personnel. The cost for the years ended December 31, 1997, 1996, and 1995, was approximately $1,837,000, $1,786,000, and $1,474,000, respectively. Management does not believe that the various amounts charged by General American to the Company would be materially different if they had been incurred from an unrelated third party.

      Pursuant to a marketing agreement, beginning January 1, 1993, General American agreed to amend and terminate its assumed and retrocession reinsurance agreements only at the direction of RGA Reinsurance, thus giving RGA Reinsurance the contractual right to direct future changes to existing reinsurance agreements. General American charges RGA Reinsurance quarterly an amount equal to, on an annual basis, 0.25% of specified policy-related liabilities that are associated with existing and future treaties written by General American for the benefit of RGA Reinsurance. RGA Reinsurance is currently writing reinsurance business for its own account, and may, at its sole option, terminate the marketing agreement at any time before its expiration date of January 1, 2000. Payment under the agreement for the years ended December 31, 1997, 1996, and 1995, was $157,000, $186,000, and
$196,000, respectively.

      The Company has utilized the services of a consulting firm, a former principal of which is an executive officer of RGA. The Company has used the consulting firm primarily for market research and development. Payments under consulting agreements for the years ended December 31, 1997, 1996, and 1995, were approximately $234,000, $588,000, and $606,000, respectively.

      The Company conducts its business primarily from premises leased by RGA Reinsurance. RGA Reinsurance made rental payments in 1997, 1996, and 1995 to General American principally for office space of approximately $1,599,000, $1,458,000, and $952,000, respectively.

--------------------------------------------------------------------------   49.

                                NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


      The Company also has direct policies and reinsurance agreements with General American and its subsidiaries. Under these agreements, the Company reflected earned premiums of approximately $32,146,000, $20,640,000, and $32,107,000 in 1997, 1996, and 1995, respectively. Underwriting (loss) gain on this business was approximately $(413,000), $1,162,000, and $183,000 in 1997, 1996, and 1995, respectively. Also, the Company's stable value products are reinsured from General American. Deposits from stable value products totaled approximately $483.0 million and $429.3 million during 1997 and 1996, respectively. In addition, the Company entered into annuity reinsurance transactions during the second quarter of 1997 with Cova Financial Services Life Insurance Company, a subsidiary of General American. Deposits related to this business were $124.4 million as of December 31, 1997.

                                           Note 10. Lease Commitments
      The Company leases office space and furniture and equipment under non-cancelable operating lease agreements which expire at various dates. Future minimum office space annual rentals under non-cancelable operating leases at December 31, 1997 are as follows:

                     1998                 $2,174,191
                     1999                    814,392
                     2000                    742,953
                     2001                    719,746
                     2002                    455,897

      Rent expenses amount to approximately $2,885,000, $2,551,000, and $1,630,000 for the years ended December 31, 1997, 1996, and 1995, respectively.

           Note 11. Financial Condition and Net Income on a Statutory Basis-Subsidiaries
      The statutory basis financial condition of RGA Reinsurance and RGA Canada, as of December 31, 1997 and 1996 was as follows (in thousands):

                                                                     RGA Reinsurance                     RGA Canada
                                                                 1997              1996            1997             1996
Admitted assets                                            $3,430,501        $1,972,598        $347,778         $187,908
Liabilities                                                 3,181,169         1,766,731        $283,314          151,540
--------------------------------------------------------------------------------------------------------------------------
Total capital and surplus                                  $  249,332        $  205,867        $ 64,464         $ 36,368
==========================================================================================================================

      The statutory basis net income of RGA Reinsurance and RGA Canada for the periods indicated was as follows (in thousands):

                                                      RGA Reinsurance                                RGA Canada
                                         1997               1996             1995           1997        1996        1995
Net income                            $12,059            $25,988          $25,422        $12,512      $4,389      $3,464
==========================================================================================================================

      RGA Reinsurance is subject to statutory regulations that restrict the payment of dividends. It may not pay dividends in any 12-month period in excess of the greater of the prior year's statutory operating income or 10% of capital and surplus at the preceding year-end, without regulatory approval. Accordingly, dividends from RGA Reinsurance to its parent in 1998 are limited to $24.9 million without such regulatory approval. RGA Reinsurance has made no dividend payments to RGA to date. The maximum amount available for dividends by RGA Canada under the Canadian Minimum Continuing Capital and Surplus Requirements (MCCSR) is $15.5 million.

                      Note 12. Commitments and Contingent Liabilities
      From time to time, the Company is subject to litigation and arbitration related to its reinsurance business and to employment-related matters in the normal course of its business. Management does not believe that the Company is a party to any such pending litigation or arbitration which would have a material adverse effect on its future operations.

      The Company has obtained letters of credit in favor of various unaffiliated insurance companies from which the Company assumes business. This allows the ceding company to take statutory reserve credit. The letters of credit issued by banks represent a guarantee of performance under the reinsurance agreements. At December 31, 1997, there was approximately $23,199,000 outstanding bank letters of credit to the favor of unaffiliated entities.

50.

                                        Note 13. Financing Activities
      On March 19, 1996, RGA issued 7 1/4% Senior Notes with a face value of $100,000,000 in accordance with Rule 144A of the Securities Act of 1933, as amended. The net proceeds from the offering were approximately $98,943,000, and interest is payable semiannually on April 1 and October 1, with the principal amount due April 1, 2006. The estimated fair value of the debt as of December 31, 1997, was approximately $103.2 million. The ability of the Company to make debt principal and interest payments as well as make dividend payments to shareholders is ultimately dependent on the earnings and surplus of subsidiaries and the investment earnings on the undeployed debt proceeds. The transfer of funds from the insurance subsidiaries to RGA is subject to applicable insurance laws and regulations. In addition, the debt agreement contains certain restrictions related to liens and the issuance and disposition of stock of restricted subsidiaries. The Company must also comply with specific reporting requirements with notices given to the fiscal agent at prescribed dates. As of December 31, 1997, the Company was in compliance with all covenants under the debt agreement.

      On January 8, 1996, Australian Holdings established a $15,894,000 unsecured, three month, revolving line of credit. The debt is guaranteed by the Company and is utilized to provide operating capital to RGA Australia. The outstanding balance as of December 31, 1997 and 1996, was $7,804,000 and $7,550,000, respectively, which approximates fair value. Principal repayments are due in April 1998 and are expected to be renewed under the terms of the line of credit. Interest is paid every three months at a current rate of 5.46% as of December 31, 1997. This agreement contains various restrictive covenants which primarily pertain to limitations on the quality and types of investments, minimum requirements of net worth, and minimum rating requirements. Additionally, the Company must comply with several financial covenant restrictions under the revolving credit agreement which include defined ratios of consolidated funded debt to total capitalization for RGA and for Australian Holdings. As of December 31, 1997, the Company was in compliance with all covenants under the debt agreement.

      Interest paid on debt during 1997 and 1996 was $7,718,000 and $6,169,000 respectively.


                                         Note 14. Segment Information
      The following summarizes the Company's principal operations (in thousands):

Year Ended December 31                                                         1997              1996               1995
U.S. operations:
   Revenues                                                              $  734,825        $  613,285         $  496,156
   Income before income taxes and minority interest                         109,759            84,492             63,427
   Total assets                                                           3,730,158         2,250,654          1,559,811
   Aggregate depreciation and amortization                                   38,112            34,582             32,793
Canadian operations:
   Revenues                                                              $  120,145        $   78,549         $   60,315
   Income before income taxes and minority interest                          15,082            13,436             10,880
   Total assets                                                             580,599           321,314            247,432
   Aggregate depreciation and amortization                                   11,084             1,969              2,463
Accident and health operations:
   Revenues                                                              $   93,322        $   58,869         $   48,852
   (Loss)before income taxes and minority interest                          (29,342)           (4,120)              (698)
   Total assets                                                              84,839            48,818             53,656
   Aggregate depreciation and amortization                                   25,260            15,888              6,827
Other international operations:
   Revenues                                                              $  118,358        $   74,327         $   61,597
   (Loss)/income before income taxes and minority interest                   (8,177)           (4,051)             1,791
   Total assets                                                             267,606           170,656            103,590
   Aggregate depreciation and amortization                                    3,493               578                454
Adjustments and elimination:
   Revenues                                                              $    4,865        $    4,999         $    1,212
   (Loss) before income taxes and minority interest                          (3,251)           (2,696)              (781)
   Total assets                                                              10,348           102,212             25,445

Capital expenditures of each reporting segment were insignificant in the periods noted.

-------------------------------------------------------------------------    51.

                               NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                                               Note 15. Stock Options
      The Company adopted the RGA Flexible Stock Plan (the Plan) in February 1993. The Plan provides for the award of benefits (collectively Benefits) of various types, including stock options, stock appreciation rights (SARs), restricted stock, performance shares, cash awards, and other stock based awards. Options are granted with an exercise price equal to the stock's fair value at the date of grant. Information with respect to grants follows.

                                                         Shares                Options Outstanding       Weighted-Average
                                                      Available           Shares         Exercise Price    Exercise Price
Balance at December 31, 1994                            519,825          779,550         $17.33 - 18.33            $17.69
Additional authorized                                    64,970               --
Granted                                                 (48,231)          48,232                  18.33             18.33
Exercised                                                    --          (12,750)                 17.33             17.33
Forfeited                                                21,150          (21,150)         17.33 - 18.33             17.87
-------------------------------------------------------------------------------------------------------------------------
Balance at December 31, 1995                            557,714          793,882          17.33 - 18.33             17.73
-------------------------------------------------------------------------------------------------------------------------
Additional authorized                                    68,217               --
Granted                                                (179,930)         179,930          23.42 - 30.33             29.50
Exercised                                                    --         (231,000)                 17.33             17.33
Forfeited                                                19,814          (19,814)         17.33 - 18.33             18.18
-------------------------------------------------------------------------------------------------------------------------
Balance at December 31, 1996                            465,815          722,998          17.33 - 30.33             20.77
-------------------------------------------------------------------------------------------------------------------------
Additional authorized                                    71,628
Granted                                                (185,700)         185,700                  30.42             30.42
Exercised                                                    --          (61,921)         17.33 - 18.33             17.38
Forfeited                                                 1,950           (1,950)                 30.42             30.42
-------------------------------------------------------------------------------------------------------------------------
Balance at December 31, 1997                            353,693          844,827         $17.33 - 30.33            $23.12
=========================================================================================================================

      Options granted in May 1993 are currently exercisable with respect to 100% of the shares covered. The January 1994 and 1995 options represent multiple-year block grants which vest over a period of two to eight years. The options are exercisable for a period of up to ten years after the date of grant. The 158,250 options granted in December 1996 vest in December 1999 and are exercisable until May 2003. These options represent a noncash stock transfer of a portion of the May 1993 options. The 21,680 options granted in January 1996 and 185,700 options granted in January 1997 vest over a period of one to six years. The options are exercisable for a period of up to ten years after the date of grant.

      At December 31, 1997, there were 353,693 additional shares available for grant under the Plan. The per share weighted-average fair value of stock options granted during 1997, 1996 and 1995 was $11.46, $7.20 and $7.03 on the date of grant using the Black-Scholes option-pricing model with the following weighted-average assumptions: 1997-expected dividend yield of 0.7%, risk-free interest rate of 6.63%, expected life of 6.0 years, and an expected rate of volatility of the stock of 26% over the expected life of the options; 1996-expected dividend yield of 0.7%, risk-free interest rate of 5.90%, expected life of 3.3 years, and an expected rate of volatility of the stock of 26% over the expected life of the options: 1995-expected dividend yield of 0.7%, risk-free interest rate of 7.72%, expected life of 5.5 years, and an expected rate of volatility of the stock of 26% over the expected life of the options.

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

                                                                              1997              1996
Net income (in thousands)                        As reported               $54,619           $55,072
                                                   Pro forma               $54,129           $54,950
Basic earnings per share                         As reported               $  2.15           $  2.18
                                                   Pro forma               $  2.13           $  2.18

52.

      At December 31, 1997 and 1996, the number of options exercisable under the Flexible Stock Plan was 219,975 and 253,931 respectively, and the weighted-average exercise price of those options was $17.48 and $17.36, respectively. At December 31, 1997 and 1996, the range of exercise prices and weighted-average remaining contractual life of exercisable options was $17.33 to $18.33, and 8.45 years, and $17.33 to $18.33 and 7.18 years, respectively. The weighted-average remaining contractual life of outstanding options at December 31, 1997 and 1996, was 6.3 years and 6.6 years, respectively.

      Effective January 1, 1997, the Company adopted a Flexible Stock Plan for Directors (the Directors Plan). The Directors Plan provides for the award of benefits (collectively Benefits) of various types to non-employee directors, including stock options, SARs, restricted stock, performance shares, cash awards and other stock-based awards. Options are granted with an exercise price equal to the stock's fair value at the date of grant.
Under the Directors Plan, 75,000 post-split shares are available for grant and only treasury stock may be used for Benefits. In May 1997, the Company granted options to purchase 9,000 shares at an exercise price of $36.50. The options vest in May 1998 and are exercisable for a period of ten years after the date of grant. At December 31, 1997, there were 61,660 additional shares available for grant under the Directors Plan.

      In January 1998, the Board approved an additional 138,437 stock options and 10,000 shares of restricted stock at $39.50 per share under the Company's Flexible Stock Plan. The options vest in 20% increments beginning January 1999.

                                          Note 16. Earnings Per Share
      The following table sets forth the computation of basic and diluted earnings per share (in thousands except per share data):

Year Ended December 31                                                             1997            1996            1995
Numerator:
   Net income                                                                   $54,619         $55,072         $47,291
   Numerator for basic earning per share-income available
      to common stockholders                                                     54,619          55,072          47,291
   Effect of dilutive securities                                                     --              --              --
   --------------------------------------------------------------------------------------------------------------------
   Numerator for diluted earnings per share-income available
      to common stockholders after assumed conversions                          $54,619         $55,072         $47,291
      -----------------------------------------------------------------------------------------------------------------
Denominator:
   Denominator for basic earnings per share-
      weighted average shares                                                    25,394          25,252          25,242
   Effect of dilutive securities:
      Employee stock options                                                        210             158              50
      -----------------------------------------------------------------------------------------------------------------
   Dilutive potential common shares                                                 210             158              50
      Denominator for diluted earnings per share
         adjusted weighted average shares and assumed conversions                25,604          25,410          25,292
      -----------------------------------------------------------------------------------------------------------------
   Basic earnings per share                                                     $  2.15         $  2.18         $  1.87
   Diluted earnings per share                                                   $  2.13         $  2.17         $  1.87

                        Note 17. Parent Company Financial Information
      The following are the condensed balance sheets as of December 31, 1997, 1996, and 1995, and condensed statements of income and cash flows for the periods ended December 31, 1997, 1996, and 1995, for Reinsurance Group of America, Incorporated (parent company only)(in thousands of dollars):

-------------------------------------------------------------------------    53.

                                     PARENT COMPANY FINANCIAL INFORMATION


Condensed Balance Sheets
                                                                                1997              1996              1995
   Assets:
      Fixed-maturity securities (available for sale)                        $     --          $ 82,571          $ 11,518
      Short-term investments                                                   2,575            14,979            10,823
      Cash                                                                       232               (44)               32
      Investment in subsidiaries                                             548,261           423,278           352,055
      Other assets                                                            43,809             4,706             2,246
      ------------------------------------------------------------------------------------------------------------------
         Total assets                                                       $594,877          $525,490          $376,674
         ===============================================================================================================

   Liabilities and stockholders' equity:
      Long-term debt                                                          99,027            98,943                --
      Other liabilities                                                       (3,471)              989              (255)
      Stockholders' equity                                                   499,321           425,558           376,929
      ------------------------------------------------------------------------------------------------------------------
         Total liabilities and stockholders' equity                         $594,877          $525,490          $376,674
         ===============================================================================================================

Condensed Statements of Income
   Interest income                                                          $  5,584            $5,151            $1,559
   Realized investments gains/(losses), net                                      827              (150)             (409)
   Operating expenses                                                         (3,067)           (2,051)           (2,037)
   Interest expense                                                           (7,333)           (5,685)               --
   ---------------------------------------------------------------------------------------------------------------------
      Income before income tax and
         undistributed earnings of subsidiaries                               (3,989)           (2,735)             (887)
   Income tax benefit                                                         (1,616)           (1,003)             (344)
   ---------------------------------------------------------------------------------------------------------------------
      Net income before undistributed
         earnings of subsidiaries                                             (2,373)           (1,732)             (543)
   Equity in undistributed earnings of subsidiaries                           56,992            56,804            47,834
   ---------------------------------------------------------------------------------------------------------------------
      Net income                                                            $ 54,619          $ 55,072          $ 47,291
      ==================================================================================================================

Condensed Statements of Cash Flows
   Operating activities:
      Net income                                                            $ 54,619          $ 55,072          $ 47,291
      Equity in earnings of subsidiaries                                     (56,992)          (56,804)          (47,834)
      Other, net                                                                (239)            1,939             1,161
      ------------------------------------------------------------------------------------------------------------------
         Net cash (used in) provided by operating activities                  (2,612)              207               618
   Investing activities:
      Sales of fixed maturity securities available for sale                   60,257            24,444            23,623
      Purchases of fixed maturity securities available for sale              (16,991)          (95,959)               --
      Change in short-term investments                                        12,404            (4,156)          (10,358)
      Payment for purchase of stock in subsidiaries                               --            (4,482)           (5,259)
      Capital contributions to subsidiaries                                  (35,230)          (18,054)           (2,000)
      ------------------------------------------------------------------------------------------------------------------
         Net cash provided by (used in) investing activities                  20,440           (98,207)            6,006
   Financing activities:
      Dividends to stockholders                                               (5,758)           (5,050)           (4,376)
      Acquisition of treasury stock                                          (12,877)               --            (2,422)
      Reissuance of treasury stock                                             1,083             4,031               196
      Proceeds from long-term debt issuance, net                                  --            98,943                --
      ------------------------------------------------------------------------------------------------------------------
         Net cash (used in) provided by financing activities                 (17,552)           97,924            (6,602)
         Net change in cash and cash equivalents                                 276               (76)               22
   Cash and cash equivalents at beginning of year                                (44)               32                10
   ---------------------------------------------------------------------------------------------------------------------
   Cash and cash equivalents at end of year                                 $    232          $    (44)         $     32
   =====================================================================================================================

54.

                                                   INDEPENDENT AUDITORS' REPORT

      Board of Directors and Stockholders
      Reinsurance Group of America, Incorporated:

      We have audited the accompanying consolidated balance sheets of Reinsurance Group of America, Incorporated and subsidiaries (the Company) as of December 31, 1997 and 1996, and the related consolidated statements of income, stockholders' equity, and cash flows for each of the years in the three-year period ended December 31, 1997. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

      In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Reinsurance Group of America, Incorporated and subsidiaries as of December 31, 1997 and 1996, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 1997, in conformity with generally accepted accounting principles.



      /s/ KPMG Peat Marwick LLP

      KPMG Peat Marwick LLP

      St. Louis, Missouri
      January 29, 1998

-------------------------------------------------------------------------    55.

             REPORT OF MANAGEMENT RESPONSIBILITY FOR FINANCIAL STATEMENTS

      The consolidated balance sheets of Reinsurance Group of America, Incorporated and subsidiaries as of December 31, 1997 and 1996, and the related consolidated statements of income, cash flows and stockholders' equity for the years ended December 31, 1997, 1996, and 1995, have been prepared by management, which is responsible for their integrity and objectivity. The statements have been prepared in accordance with generally accepted accounting principles and include some amounts that are based upon management's best estimates and judgments. The financial information contained elsewhere in this annual report is consistent with that contained in the financial statements.

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

      The Board of Directors, through its Audit Committee which is composed solely of directors who are not employees of the Company or its affiliates, is responsible for overseeing the integrity and reliability of the Company's accounting and financial reporting practices and the effectiveness of its system of internal controls. The independent certified public accountants and internal auditors meet regularly with, and have access to, this committee, with and without management present, to discuss the results of their audit work.



 /s/ Richard A. Liddy                                  /s/ A. Greig Woodring
 Richard A. Liddy                                          A. Greig Woodring
 Chairman of the Board of Directors    President and Chief Executive Officer



 /s/ Jack B. Lay                                          /s/ Todd C. Larson
 Jack B. Lay                                                  Todd C. Larson
 Executive Vice President                      Vice President and Controller
 and Chief Financial Officer

56.

                             SELECTED CONSOLIDATED FINANCIAL AND OPERATING DATA

      The consolidated selected financial data presented below for, and as of the end of, each of the years in the five-year period ended December 31, 1997, have been prepared in accordance with generally accepted accounting principles prescribed for stock life companies. In 1993, the reinsurance operations were transferred or contributed to RGA from General American along with the related assets and liabilities of the reinsurance operations. All amounts shown are in millions, except per share and operating data. The following selected financial data should be read in conjunction with the Notes to the Consolidated Financial Statements.

Year Ended December 31                                           1997          1996         1995         1994       1993
Income Statement Data
Revenues:
   Net premiums                                              $  835.5      $  674.9     $  570.0     $  451.7   $  379.9
   Net investment income                                        188.3         136.8         90.1         71.3       60.3
   Realized investment gains, net                                 0.3           0.9            -          0.8        3.6
   Other revenue                                                 47.4          17.4          8.0          1.9        2.7
   ---------------------------------------------------------------------------------------------------------------------
      Total revenues                                          1,071.5         830.0        668.1        525.7      446.5
      ==================================================================================================================

Benefits and expenses:
   Claims and other policy benefits                             640.1         505.7        430.0        329.4      276.4
   Interest credited                                             92.0          54.7         33.8         28.8       24.7
   Accident and health pool charge                               18.0             -            -            -          -
   Policy acquisition costs and other insurance expenses        176.5         136.5         98.1         78.6       70.9
   Other operating expenses                                      53.0          39.8         31.6         24.5       19.6
   Interest expense                                               7.8           6.2            -            -          -
   ---------------------------------------------------------------------------------------------------------------------
      Total benefits and expenses                               987.4         742.9        593.5        461.3      391.6
      ==================================================================================================================

   Income before income taxes and minority interest              84.1          87.1         74.6         64.4       54.9
   Income tax expense                                            28.8          31.7         27.1         23.7       20.2
   Minority interest                                              0.7           0.3          0.2          0.3        0.6
   ---------------------------------------------------------------------------------------------------------------------
   Net income                                                $   54.6      $   55.1     $   47.3     $   40.4   $   34.1
   ---------------------------------------------------------------------------------------------------------------------
Basic earnings per share                                     $   2.15      $   2.18     $   1.87     $   1.57   $   1.50
Diluted earnings per share                                   $   2.13      $   2.17     $   1.87     $   1.57   $   1.50
Cash dividends per share                                     $   0.23      $   0.20     $   0.17     $   0.16   $   0.08
------------------------------------------------------------------------------------------------------------------------
   Weighed average diluted shares, in thousands                25,604        25,410       25,292       25,728     22,736
   ---------------------------------------------------------------------------------------------------------------------

Balance Sheet Data
Total investments                                            $3,634.0      $2,272.0     $1,405.5     $1,016.6   $  920.6
Total assets                                                  4,673.6       2,893.7      1,989.9      1,394.3    1,249.6
Policy liabilities                                            3,558.7       2,068.6      1,408.3      1,043.9      886.5
Total debt                                                      106.8         106.5           --           --         --
Stockholders' equity                                            499.3         425.6        376.9        276.8      279.4
Stockholders' equity per share                               $  19.81      $  16.69     $  14.94     $  10.91   $  10.73

Operating Data (in billions)
Assumed ordinary life reinsurance business in force          $  227.3      $  168.3     $  153.9     $  142.4   $  114.7
Assumed new business production                                  75.9          37.9         36.0         43.2       24.7

-------------------------------------------------------------------------    57.

           QUARTERLY DATA (UNAUDITED - SEE ACCOMPANYING AUDITORS' REPORT)

Years Ended December 31
(Dollars in thousands, except per share data)
1997                                                            First             Second              Third           Fourth
Total revenues                                            $   251,763        $   252,931        $   249,027           317,794
Income before income taxes and minority interest                2,947             23,981             22,303            34,840
Net income                                                $     2,828        $    15,095        $    14,372       $    22,324
Outstanding common shares<F1>                              25,468,344         25,405,494         25,291,342        25,204,840
Basic earnings per share<F2>                              $      0.11        $      0.59        $      0.57       $      0.88
Diluted earnings per share<F2>                            $      0.11        $      0.59        $      0.56       $      0.88
Market price of common stock
   Quarter end<F1>                                                 32 1/3             38 1/3             40 7/8            42 9/16
   Common stock price, high<F1>                                    32 5/6             38 1/3             41 37/64          46 7/16
   Common stock price, low<F1>                                     20 11/12           31 1/12            37 1/2            37 13/16


1996
Total revenues                                            $   200,422        $   201,491        $   192,038       $   236,078
Income before income taxes and minority interest               17,028             21,608             20,679            27,746
Net income                                                $    10,536        $    13,460        $    12,617       $    18,459
Outstanding common shares<F1>                              25,236,594         25,244,694         25,250,844        25,465,344
Basic earnings per share<F2>                              $      0.42        $      0.53        $      0.50       $      0.73
Diluted earnings per share<F2>                            $      0.42        $      0.53        $      0.50       $      0.73
Market price of common stock:
   Quarter end<F1>                                                 24 5/12            25 1/6             29 1/4            31 5/12
   Common stock price, high<F1>                                    27 5/12            27 3/4             29 1/2            33
   Common stock price, low<F1>                                     22 7/12            24 5/12            24 7/12           28 5/6

<F1>  Share and stock price information have been restated to reflect the three-for-two stock split on August 29, 1997.

<F2>  In the fourth quarter of 1997, the Company adopted SFAS No. 128, as required. The previously reported earnings per share, and share outstanding information, have been restated as required by SFAS No. 128.


      Reinsurance Group of America, Incorporated common stock is traded on the New York Stock Exchange (NYSE) under the symbol "RGA." There were 143 stockholders of record of RGA's common stock on March 1, 1998.

58.  --------------------------------------------------------------------------

                                       MANAGEMENT AND SHAREHOLDERS' INFORMATION

                    Directors and Executive Officers<F*>

                                          J. Cliff Eason
                                                Director
                  President and Chief Executive Officer,
                     Southwestern Bell Telephone Company

                                       Bernard A. Edison
                                                Director
                                       Former President,
                            Edison Brothers Stores, Inc.

                                        Stuart Greenbaum
                                                Director
            Dean of the John M. Olin School of Business,
                      Washington University in St. Louis

                                        Richard A. Liddy
                      Chairman of the Board and Director
        Chairman, President and Chief Executive Officer,
                 General American Life Insurance Company
        Chairman, President and Chief Executive Officer,
                                  GenAmerica Corporation

                                   William A. Peck, M.D.
                                                Director
           Executive Vice Chancellor for Medical Affairs
                     and Dean of the School of Medicine,
                      Washington University in St. Louis

                                   Leonard M. Rubenstein
                                                Director
                   Chairman and Chief Executive Officer,
                                     Conning Corporation

                                      William P. Stiritz
                                                Director
                                               Chairman,
                                  Ralston Purina Company

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

                                       David B. Atkinson
                                Executive Vice President
                             and Chief Operating Officer

                                         Bruce E. Counce
                            Executive Vice President and
                       Chief Corporate Operating Officer

                                             Jack B. Lay
                            Executive Vice President and
                                 Chief Financial Officer

                                        Graham S. Watson
                            Executive Vice President and
                                 Chief Marketing Officer

                                         Andre St-Amour
                  President and Chief Executive Officer,
                  RGA Life Reinsurance Company of Canada

                                     Brendan J. Galligan
                                   Senior Vice President
                                   Asia Pacific Division

                                       Joel S. Iskiwitch
                                   Senior Vice President
                            Accident and Health Division

                                             Paul Nitsou
                                   Senior Vice President
                             Market Development Division

                                        Paul A. Schuster
                                   Senior Vice President
                                           U.S. Division

                                           Roberto Baron
                                          Vice President
                                  Latin America Division

                                        Kenneth D. Sloan
                                   Senior Vice President
                               U.S. Facultative Division

                                     Matthew P. McCauley
                           General Counsel and Secretary

[FN]
                    <F*>senior vice presidents and above
                       are considered executive officers



                                 Shareholder Information

                                         Annual Meeting:
     The annual meeting of the shareholders will be held
                    Wednesday May, 27, 1998 at 2:00 p.m.
                               at the Ritz-Carlton Hotel
                100 Carondelet Plaza St. Louis, Missouri

                                         Transfer Agent:
                ChaseMellon Shareholder Services, L.L.C.
                                         Overpeck Centre
                                      85 Challenger Road
                       Ridgefield Park, New Jersey 07760
                                            888.213.0965
                              http://www.chasemellon.com

                                   Independent Auditors:
                                   KPMG Peat Marwick LLP


                             Annual Report on Form 10-K:
              Reinsurance Group of America, Incorporated files with the Securities and Exchange Commission an Annual Report (Form 10-K). Shareholders
                      may obtain a copy of the Form 10-K
                           without charge by writing to:

                                             Jack B. Lay
                                 Chief Financial Officer
                            660 Mason Ridge Center Drive
                               St. Louis, Missouri 63141

          Or, shareholders may request financial reports through our Internet site at http://www.rgare.com