Form 10-K, Exhibit 13
period 1998-12-31
REINSURANCE GROUP OF AMERICA INC
filed 1999-03-30
CIK 898174

                                                                    Exhibit 13.1



             PORTIONS OF THE ANNUAL REPORT TO SHAREHOLDERS FOR 1998

                                                                           18|19

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

         FORWARD-LOOKING AND CAUTIONARY STATEMENTS
         The statements included in this Annual Report regarding future financial performance and results and the other statements that are not historical facts are "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. These "forward-looking" statements include, without limitation, certain statements in the "Letter to Shareholders," "Divisional Highlights," and "Management's Discussion and Analysis of Financial Condition and Results of Operations." Such statements also may include, but are not limited to, projections of earnings, revenues, income or loss, estimated fair values of fixed rate instruments, estimated cash flows of floating rate instruments, capital expenditures, plans for future operations and financing needs or plans, growth prospects and targets, industry trends, trends in or expectations regarding operations and capital commitments, the sufficiency of claims reserves, and Year 2000 compliance as well as assumptions relating to the foregoing. The words "predict," "project," "estimate," "anticipate," "should," "believe" and similar expressions also are intended to identify forward-looking statements. Forward-looking statements are inherently subject to risks and uncertainties, some of which cannot be predicted or quantified. Future events and actual results, performance and achievements could differ materially from those set forth in, contemplated by or underlying the forward-looking statements.
         Numerous factors could cause actual results and events to differ materially from those expressed or implied by forward-looking statements including, without limitation, (1) general economic conditions affecting the demand for insurance and reinsurance in the Company's (as hereinafter defined) current and planned markets, (2) material changes in mortality and claims experience, (3) competitive factors and competitors' responses to the Company's initiatives, (4) successful execution of the Company's entry into new markets,
(5) successful development and introduction of new products, (6) the stability of governments and economies in foreign markets, (7) fluctuations in U.S. and foreign currency exchange rates, interest rates and securities and real estate markets, (8) the success of the Company's clients, including General American Life Insurance Company ("General American") and its affiliates, and (9) changes in laws, regulations, and accounting standards applicable to the Company and its subsidiaries. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual outcomes may vary materially from those indicated.
         All subsequent written and oral forward-looking statements attributable to the Company or persons acting on its behalf are expressly qualified in their entirety by the cautionary statements. Readers are cautioned not to place undue reliance on such forward-looking statements, which speak only as of March 1, 1999.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

         SELECTED CONSOLIDATED FINANCIAL AND OPERATING DATA
         The selected consolidated financial data presented in the following table, and as of the end of, each of the years in the five year period ending December 31, 1998, have been prepared in accordance with generally accepted accounting principles for stock life companies. The following selected financial data should be read in conjunction with the Consolidated Financial Statements and the Notes to the Consolidated Financial Statements. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."



year ending December 31                         1998         1997         1996         1995          1994
----------------------------------------------------------------------------------------------------------
(dollars in millions, except per share and operating data)

INCOME STATEMENT DATA
REVENUES
Net premiums                                $  1,016.4     $  744.8     $  617.7     $  522.2     $  403.3
Net investment income                            301.8        187.1        135.8         89.4         71.2
Realized capital gains                             3.1          0.3          0.9          -            0.8
Other income                                      23.2         46.0         16.8          7.7          0.7
 ..........................................................................................................
Total revenue                                  1,344.5        978.2        771.2        619.3        476.0

BENEFITS AND EXPENSES
Claims and other policy benefits                 797.9        569.1        463.5        396.4        318.4
Interest credited                                153.2         92.3         54.7         33.7          -
Policy acquisition costs
   and other insurance expenses                  188.5        148.1        118.1         84.4         65.9
Other expenses                                    58.0         47.5         37.5         29.5         21.9
Interest expense                                   8.8          7.8          6.2          -            -
 ..........................................................................................................
   Total benefits and expenses                 1,206.4        864.8        680.0        544.0        406.2
 ..........................................................................................................
Income from continuing operations
   before taxes and minority interest            138.1        113.4         91.2         75.3         69.8
Income taxes                                      49.1         40.4         33.1         27.4         25.5
 ..........................................................................................................
Income from continuing operations
   before minority interest                       89.0         73.0         58.1         47.9         44.3
Minority interest                                 (0.7)         0.4          0.3          0.1          0.1
 ..........................................................................................................
Income from continuing operations                 89.7         72.6         57.8         47.8         44.2
 ..........................................................................................................

DISCONTINUED OPERATIONS
Loss from discontinued accident
   and health operations, net of taxes           (27.6)       (18.0)        (2.7)        (0.5)        (3.8)
 ..........................................................................................................

Net income                                  $     62.1     $   54.6     $   55.1     $   47.3     $   40.4
==========================================================================================================

                                                                           20|21


year ending December 31                         1998         1997         1996         1995          1994
---------------------------------------------------------------------------------------------------------
BASIC EARNINGS PER SHARE(1)
Continuing operations                     $     2.11   $     1.91   $     1.53   $     1.26    $     1.15
Discontinued operations                        (0.61)       (0.47)       (0.08)       (0.01)        (0.10)
 ..........................................................................................................
Net income                                $     1.50   $     1.44   $     1.45   $     1.25    $     1.05

DILUTED EARNINGS PER SHARE(1)
Continuing operations                     $     2.08   $     1.89   $     1.52   $     1.26    $     1.15
Discontinued operations                        (0.60)       (0.47)       (0.08)       (0.02)        (0.10)
 ..........................................................................................................
Net income                                $     1.48   $     1.42   $     1.44   $     1.24    $     1.05

Weighted average diluted shares,
   in thousands(1)                            42,559       38,406       38,114       37,937        38,592
Dividends per share
   on common stock(1) (2)                 $     0.17   $     0.15   $     0.13   $     0.12    $     0.11

BALANCE SHEET DATA
Total investments                         $  5,129.6   $  3,634.0   $  2,272.0   $  1,405.5    $  1,016.6
Total assets                                 6,318.6      4,673.6      2,893.7      1,989.9       1,394.3
Policy liabilities                           5,053.1      3,558.7      2,068.6      1,408.3       1,043.9
Total long-term debt                           108.0        106.8        106.5            -             -
Stockholders' equity                           748.5        499.3        425.6        376.9         276.8
Stockholders' equity per share(1)         $    16.52   $    13.21   $    11.14   $    $9.96    $     7.28

OPERATING DATA
(in billions)

Assumed life reinsurance business in
   force                                  $    330.6   $    227.3    $   168.3    $   153.9    $    142.4
Assumed new business production                125.0         75.9         37.9         36.0          43.2



(1) Earnings per share, equity per share, weighted average diluted shares, and dividends per share amounts have been adjusted to reflect the three-for-two stock split payable to shareholders of record as of February 5, 1999.
(2) Dividends are payable on voting and non-voting shares of common stock. See dividends paid in Note 4 in the Notes to the Consolidated Financial Statements.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

         GENERAL
         Reinsurance Group of America, Incorporated ("RGA") is an insurance holding company formed December 31, 1992. GenAmerica Corporation, a wholly owned subsidiary of General American Mutual Holding Company and the parent corporation of General American, beneficially owned approximately 64% of RGA's outstanding voting shares and approximately 53% of all shares outstanding at December 31, 1998. The consolidated financial statements include the assets, liabilities, and results of operations of RGA; Reinsurance Company of Missouri, Incorporated ("RCM"); RGA Australian Holdings Pty, Limited ("Australian Holdings"); RGA Reinsurance Company (Barbados) Ltd. ("RGA Barbados"); RGA International, Ltd. ("RGA International"), a Canadian marketing and insurance holding company; RGA Sudamerica, S.A., a Chilean holding company; RGA Holdings Limited (U.K.) ("RGA UK"), a United Kingdom holding company; General American Argentina Seguros de Vida, S.A., formerly known as Manantial Seguros de Vida, S.A. ("GA Argentina"), an Argentine life insurance company; and RGA South African Holdings (Pty) Ltd ("RGA South Africa"), a South African holding company. In addition, the consolidated financial statements include the subsidiaries of RCM, Australian Holdings, RGA International, RGA UK, RGA Sudamerica, S.A., and RGA South Africa subject to an ownership position of fifty percent or more (collectively, the "Company").

         RESULTS OF OPERATIONS
         The Company derives revenues primarily from renewal premiums from existing reinsurance treaties, new business premiums from existing or new reinsurance treaties, income earned on invested assets, and direct insurance premiums from its Latin American subsidiaries.
         The Company's primary business is life reinsurance, which involves reinsuring life insurance policies that are often in force for the remaining lifetime of the underlying individual insureds, with premiums earned typically over a period of 10 to 30 years. Each year, however, a portion of the business under existing treaties terminates due to, among other things, voluntary surrenders of underlying life insurance policies, lapses of underlying policies, deaths of underlying insureds, and the exercise of recapture options by the ceding companies.
         Most of the Company's existing life treaties provide for contractual increases in premium rates. These premium increases are constructed to offset expected increases in claims associated with insureds' advancing ages. New business premiums during each of the last three years have contributed more than $175.5 million to total net premiums for each period. "New business" refers to reinsurance resulting from newly issued underlying policies in their first year or business from treaties in their first year, regardless of whether the reinsurance is associated with new or existing treaties.
         Assumed insurance in force for the Company increased $103.4 billion to $330.6 billion at December 31, 1998. Assumed new business production for 1998 totaled $125.0 billion compared to $75.9 billion in 1997 and $37.9 billion in 1996. Significant growth in assumed new business in the U.S. and Canadian operations of $115.5 billion contributed to most of this increase.
         As is customary in the reinsurance business, life insurance clients continually update, refine, and revise reinsurance information provided to the Company. Such revised information is used by the Company in the preparation of its financial statements and the financial effects resulting from the incorporation of revised data are reflected currently.
         The Company's profitability primarily depends on the volume and amount of death claims incurred. While death claims are reasonably predictable over a period of many years, claims become less predictable over shorter periods and are subject to fluctuation from quarter to quarter and year to year. A significant fluctuation from period to period could adversely affect the results of operations. RGA Reinsurance Company ("RGA Reinsurance"), RGA's primary U.S. operating company, has catastrophe insurance coverage issued by an insurer rated "A" by A.M. Best as of December 31, 1997, that provides benefits of up to $100.0 million per occurrence for claims involving three or more deaths in a single accident, with a deductible of $1.5 million per occurrence. This coverage is terminable annually

                                                                           22|23

on 90 days notice and is ultimately provided through a pool of 17 unaffiliated insurers. The Company believes such catastrophe insurance coverage is adequate to protect the Company from risks of multiple deaths of lives reinsured by policies with RGA Reinsurance in a single accident. Additionally, the Company's practice is to limit its retention to $2.5 million on any one insured life.
         The Company has foreign currency risk on business conducted in foreign currencies to the extent that the exchange rates of the foreign currencies are subject to adverse change over time. The Company's operations in Canada transact business in Canadian dollars. The exchange rate from Canadian to U.S. currency was 0.6535, 0.6992, and 0.7297 at December 31, 1998, 1997, and 1996,
respectively. The Company's Latin America operations primarily conduct business in Chilean pesos and Argentine pesos. The exchange rate from these currencies to the U.S. currency remained relatively stable during 1998, 1997, and 1996. The business generated from the Asia Pacific region is primarily denominated in U.S. dollars, Australian dollars, and Japanese yen, and the Company was not materially affected by the decline in the foreign exchange rates within the Asia Pacific region during 1998 and 1997.
         At December 31, 1998, the Company classified its accident and health division as a discontinued operation for financial reporting purposes. The accident and health operation has been placed into run-off with all treaties (contracts) being terminated at the earliest possible date. RGA has given notice to all reinsureds and retrocessionaires that all treaties will be cancelled at the expiration of their term. If the treaty is continuous, a written Preliminary Notice of Cancellation was given, followed by a final notice within 90 days of the expiration date. The consolidated statements of income for all periods presented have been restated, as appropriate, to reflect this line of business as a discontinued operation.
         The Company has five main operational segments segregated primarily by geographic region: U.S., Canada, Latin America, Asia Pacific, and other international operations. The U.S. operations provide traditional life reinsurance and non-traditional reinsurance to domestic clients. Non-traditional business includes asset-intensive and financial reinsurance. Asset-intensive products include reinsurance of stable value products, bank-owned life insurance, and annuities. The Canada operations provide insurers with traditional reinsurance as well as assistance with capital management activity. The Latin America operations include direct life insurance through a joint venture and subsidiaries in Chile and Argentina. The Latin America operations also include traditional reinsurance and reinsurance of privatized pension products primarily in Argentina. Asia Pacific operations provide primarily traditional life reinsurance through RGA Reinsurance Company of Australia, Limited ("RGA Australia") and RGA Reinsurance. Other international operations include traditional business from Europe and South Africa, in addition to other markets being developed by the Company. The operational segment results do not include the corporate investment activity, general corporate expenses, interest expense of RGA, and the provision for income tax expense (benefit). In addition, the Company's discontinued accident and health operations are not reflected in the continuing operations of the Company. The Company measures segment performance based on profit or loss from operations before income taxes and minority interest.
         Consolidated income from continuing operations before income taxes and minority interest increased 21.7% in 1998 and 24.4% in 1997. On a post-split basis, after tax diluted earnings per share from continuing operations were $2.08 for 1998 compared with $1.89 for 1997 and $1.52 for 1996. Earnings were attributed primarily to the continuously strong performance of traditional reinsurance in the U.S. and Canada. In addition, continued growth in non-traditional products in the U.S. and developing business in Latin America have contributed to the increase. The Asia Pacific operations have grown by more than doubling revenue since 1996. For the Asia Pacific segment, results were mixed with improving results in Australia offset by losses from the Hong Kong operations due to increased lapse rates on several treaties, reflecting the overall economic slowdown in that market. For the other international segment, the costs associated with the development of new business still exceed the underlying product earnings. Nevertheless, the Company believes that the sustained growth in premiums will lessen the burden of start-up costs. Further discussion and analysis of the results for 1998 compared to 1997 and 1996 are presented by segment.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

U.S. OPERATIONS (dollars in thousands)


                                                        TRADITIONAL     NON-TRADITIONAL    TOTAL U.S.
                                                                      ASSET-    FINANCIAL
year ending December 31, 1998                                      INTENSIVE   REINSURANCE
-----------------------------------------------------------------------------------------------------
REVENUES
Net premiums                                                $714,960   $  1,284   $   --     $716,244
Investment income, net of related expenses                   106,584    124,891       --      231,475
Realized investment gains, net                                 1,717        654       --        2,371
Other revenue                                                    645          4     17,800     18,449
 .....................................................................................................
         Total revenues                                      823,906    126,833     17,800    968,539

BENEFITS AND EXPENSES
Claims and other policy benefits                             538,773      2,259       --      541,032
Interest credited                                             44,052    107,949       --      152,001
Policy acquisition costs and other insurance expenses        112,962      6,792     12,942    132,696
Other operating expenses                                      14,408        738        131     15,277
 .....................................................................................................
         Total benefits and expenses                         710,195    117,738     13,073    841,006

         Income before income taxes and minority interest   $113,711   $  9,095   $  4,727   $127,533
=====================================================================================================


                                                          TRADITIONAL     NON-TRADITIONAL   TOTAL U.S.
                                                                         ASSET-   FINANCIAL
year ending December 31, 1997                                         INTENSIVE  REINSURANCE
-----------------------------------------------------------------------------------------------------
REVENUES
Net premiums                                                $554,239   $     15   $   --     $554,254
Investment income, net of related expenses                    81,423     59,883       --      141,306
Realized investment gains (losses), net                        1,816     (1,726)      --           90
Other revenue                                                    872       --       25,308     26,180
 .....................................................................................................
         Total revenues                                      638,350     58,172     25,308    721,830

BENEFITS AND EXPENSES
Claims and other policy benefits                             405,461      2,273       --      407,734
Interest credited                                             42,565     48,371       --       90,936
Policy acquisition costs and other insurance expenses         89,557      1,548     14,368    105,473
Other operating expenses                                      10,919        559        114     11,592
 .....................................................................................................
         Total benefits and expenses                         548,502     52,751     14,482    615,735

         Income before income taxes and minority interest   $ 89,848   $  5,421   $ 10,826   $106,095
=====================================================================================================

                                                                           24|25

U.S. OPERATIONS (continued) (dollars in thousands)


                                                           TRADITIONAL    NON-TRADITIONAL       TOTAL U.S.
                                                                           ASSET-    FINANCIAL
year ending December 31, 1996                                           INTENSIVE   REINSURANCE
----------------------------------------------------------------------------------------------------------
REVENUES
Net premiums                                                $ 486,431    $    --     $    --     $ 486,431
Investment income, net of related expenses                     70,121       28,129        --        98,250
Realized investment (losses), net                              (1,340)        --          --        (1,340)
Other revenue                                                    (564)        --        16,957      16,393
 ..........................................................................................................
         Total revenues                                       554,648       28,129      16,957     599,734

BENEFITS AND EXPENSES
Claims and other policy benefits                              360,081         --          --       360,081
Interest credited                                              34,168       20,224        --        54,392
Policy acquisition costs and other insurance expenses          80,667        3,044      12,841      96,552
Other operating expenses                                        7,636          514          96       8,246
 ..........................................................................................................
         Total benefits and expenses                          482,552       23,782      12,937     519,271

         Income before income taxes and minority interest   $  72,096    $   4,347   $   4,020   $  80,463
==========================================================================================================

         TRADITIONAL REINSURANCE
         The U.S. traditional reinsurance segment is the oldest and largest segment of the Company. This segment provides life reinsurance to domestic clients for a variety of life products through yearly renewable term agreements, coinsurance, and modified coinsurance arrangements. These reinsurance arrangements may be either facultative or automatic agreements. During 1998, production totaled $102.7 billion of new assumed in force, compared to $50.2 billion in 1997 and $27.0 billion in 1996. This increase was attributed to the reinsurance of several in force blocks of business and continued strong production on new and existing treaties. Management believes industry consolidation, demutualizations, and the trend towards reinsuring mortality risks should continue to provide reinsurance opportunities.
         Income before income taxes and minority interest for U.S. traditional reinsurance increased 26.6% and 24.6% in 1998 and 1997, respectively. The increase in income for both periods was primarily attributable to strong premium growth and the increase in investment income driven by new business transactions, coupled with relatively stable mortality experience.
         Net premiums for U.S. traditional reinsurance rose 29.0% and 13.9% in 1998 and 1997, respectively. New premium on in force blocks of business, renewal premium on existing blocks of business and new business premiums from facultative and automatic treaties all contributed to this growth. During 1998, production from in force blocks of business increased significantly over prior years, as more insurance companies sought to reinsure blocks of business to reinsure mortality risk and finance merger and acquisition activity. Business premium levels are significantly influenced by large transactions and reporting practices of ceding companies and therefore can fluctuate from period to period. Net investment income increased 30.9% and 16.1% in 1998 and 1997, respectively. This increase was due to the continued growth of business in this segment which resulted in the invested asset base, which included total investments, cash, and accrued investment income, increasing to $1.7 billion in 1998 from $1.5 billion in 1997.
         The amount of claims and other policy benefits increased 32.9% and 12.6% in 1998 and 1997, respectively, primarily resulting from the increased size of the business in force. Claims and other policy benefits, as a percentage

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS



of net premiums, were 75.4%, 73.2%, and 74.0% in 1998, 1997, and 1996, respectively. Mortality is expected to fluctuate somewhat from period to period, but remains fairly constant over the long term. Interest credited relates to amounts credited on the Company's cash value products in this segment, which have a significant mortality component. This amount fluctuates with the changes in cash surrender value and changes in interest crediting rates.
         The amount of policy acquisition costs and other insurance expenses rose 26.1% and 11.0% in 1998 and 1997, respectively. As a percentage of net premiums, policy acquisition costs and other insurance expenses were 15.8%, 16.2%, and 16.6% in 1998, 1997, and 1996, respectively. This slight decrease in percentage of premiums between years was due to the reinsurance of in force blocks on a yearly renewable term basis on which acquisition costs incurred as a percentage of premiums were less. Other operating expenses increased 32.0% and 43.0% in 1998 and 1997, respectively. These increases were primarily due to the planned increases in costs associated with the growth of the business.

         ASSET-INTENSIVE REINSURANCE
         The U.S. asset-intensive reinsurance segment includes the reinsurance of stable value products, annuities, and bank-owned life insurance. Most of these agreements are coinsurance of non-mortality risks such that the Company recognizes profits primarily from the spread between the investment earnings and the interest credited on the underlying deposit liabilities.
         Income before income taxes and minority interest increased 67.8% and 24.7% in 1998 and 1997, respectively. The income growth was attributable to the increase in deposits for asset-intensive products with investment income earned exceeding the interest credited on the amounts deposited by the client companies. Net premiums in this segment relate to a yearly renewable term treaty that reinsures the mortality risk of a bank-owned life insurance product. Investment income more than doubled in 1998 and 1997 as a result of deposits for asset-intensive products of $913.9 million and $834.3 million in 1998 and 1997, respectively. Investment income is largely offset by earnings credited and paid to ceding companies, which are included in interest credited. Interest credited more than doubled in 1998 and 1997 comparable to the growth in investment income. Interest is credited based on declared interest rates on the related deposit values. Policy acquisition costs and other insurance expenses relate primarily to the commission payments and premium taxes (if applicable) on deposits received.

         FINANCIAL REINSURANCE
         The U.S. financial reinsurance segment includes net fees earned on financial reinsurance agreements and the equity in the unconsolidated results from the Company's ownership in RGA/Swiss Financial Group, L.L.C ("RGA/Swiss"). Financial reinsurance agreements represent low mortality risk business that the Company assumes and subsequently retrocedes with a net fee earned on the transaction. The fees earned from the assumption of the financial reinsurance contracts are reflected in other revenues and the fees paid to retrocessionaires are reflected in policy acquisition costs and other insurance expenses. The contracts are recorded as deposits with $145.7 million and $147.2 million included in other reinsurance assets and $132.7 million and $148.4 million included in other reinsurance liabilities at December 31, 1998 and 1997, respectively.
         The decrease in income before taxes and minority interest between 1998 and 1997 was primarily attributable to a decline in earnings from RGA/Swiss. The Company's earnings from RGA/Swiss decreased to $3.6 million in 1998 from $9.3 million in 1997. This decrease was primarily the result of one unusually large transaction in 1997 in which RGA/Swiss earned a substantial fee. The results for 1996 were comparable to 1997 after consideration of this transaction. Other revenue included fees of $14.2 million, $16.0 million, and $14.7 million for 1998, 1997, and 1996, respectively, from the assumption of financial reinsurance transactions. Policy acquisition costs and other insurance expenses include fees paid for the subsequent retrocession of these financial reinsurance transactions. The net fees earned solely from U.S. based financial reinsurance transactions were $1.2 million, $1.6 million, and $1.8 million for 1998, 1997, and 1996, respectively. The fees from these agreements are based on the outstanding amount of statutory financial reinsurance provided. At December 31, 1998, 1997, and 1996, the amounts of outstanding statutory financial reinsurance provided to client companies were $512.9 million, $530.0 million, and $604.0 million, respectively.

                                                                           26|27

CANADA OPERATIONS (dollars in thousands)


year ending December 31                                       1998        1997       1996
------------------------------------------------------------------------------------------
REVENUES
Net premiums                                                $144,784   $ 83,563   $ 63,118
Investment income, net of related expenses                    38,858     18,936     15,369
Realized investment gains, net                                   617        109      2,419
Other revenue                                                    482     20,152        290
 ..........................................................................................
         Total revenues                                      184,741    122,760     81,196

BENEFITS AND EXPENSES
Claims and other policy benefits                             127,821     74,972     48,983
Interest credited                                              1,059      1,293        287
Policy acquisition costs and other insurance expenses         26,163     22,411     10,161
Other operating expenses                                       6,944      6,387      5,682
 ..........................................................................................
         Total benefits and expenses                         161,987    105,063     65,113

         Income before income taxes and minority interest   $ 22,754   $ 17,697   $ 16,083
==========================================================================================

         The Company conducts reinsurance business in Canada through RGA Life Reinsurance Company of Canada ("RGA Canada"). RGA Canada is primarily engaged in traditional individual life reinsurance, including preferred underwriting products. The Canadian operation has grown to become one of the leading life reinsurers in Canada. Canadian reinsurance in force has more than doubled over a three-year period, to approximately $35.5 billion in 1998 from approximately $17.3 billion in 1995. At December 31, 1998, RGA Canada included most of the major insurance companies in Canada as clients.
         Income before income taxes and minority interest increased 28.6% in 1998 and 10.0% in 1997. The increase during 1998 was due to a growth in premiums of 73.3% and better than expected mortality experience. The premium growth resulted primarily from renewal business and the assumption of a large in force block of business during 1998. The increase during 1997 was due to strong new business production and recapture fees earned, which were partially offset by adverse mortality experienced in 1997. The effects of changes in the foreign exchange rates during 1998 and 1997 were not material.
         Net premiums increased 73.3% to $144.8 million in 1998. The increase was the result of assuming several in force blocks of business in December 1997. Business premium levels are significantly influenced by large transactions and reporting practices of ceding companies and therefore can fluctuate from period to period. Several of the treaties executed in December 1997 related to in force blocks of business with large premiums. In addition, an in force block placed in 1998 resulted in an additional $25.0 million of premiums. Net premiums increased 32.4% to $83.6 million in 1997. This growth in premiums reflected the increase of in force business and the effect of blocks of in force business reinsured in the fourth quarter of 1996 and retained during 1997.
         Net investment income increased 105.2% and 23.2% during 1998 and 1997, respectively. The increase in investment income was a result of an increase in the invested asset base. For 1998, the invested asset base growth was due to operating cash flows on traditional reinsurance, proceeds from capital contributions and interest on the growth of funds withheld at interest related to the large in force block added in 1998. For 1997, the increase in invested assets resulted from growth in traditional reinsurance and capital contributions from RGA. The increase in the invested asset base was partially offset by a decline in interest rates. The average book yield on the Canadian investment portfolio decreased to 7.37% for year ended December 31, 1998 from 8.24% for 1997. The decrease in yield reflected the general decrease in the interest rates available on long term fixed maturity instruments.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS


         Other revenue decreased $19.7 million to $0.5 million during 1998. Other revenue in 1997 included a non-recurring recapture fee for a transaction that was completed during December 1997. This recapture fee included the recovery of acquisition costs previously deferred that were reflected in policy acquisition costs and other insurance expenses for 1997.
         Claims and other policy benefits increased 70.5% and 53.1% during 1998 and 1997, respectively. Claims and other policy benefits as a percentage of net premiums were 88.3% of total 1998 net premiums compared to 89.7% in 1997 and 77.6% in 1996. Mortality experience improved somewhat in 1998; however, mortality results were not as favorable as those experienced in 1996. RGA Canada expects mortality to fluctuate somewhat from period to period but believes it is fairly constant over longer periods of time. In addition, RGA Canada continues to monitor mortality trends to determine the appropriateness of reserve levels.
         Interest credited decreased 18.1% to $1.1 million during 1998. These amounts relate to an annuity block of business in the segment that was initially reinsured in late 1996.
         Policy acquisition costs and other insurance expenses as a percentage of net premiums totaled 18.1% in 1998, 26.8% in 1997, and 16.1% in 1996. The expenses in 1997 included a deferred acquisition cost charge of approximately $9.5 million resulting from a treaty recapture that partially offset the gross recapture fee recorded in other revenue. Excluding the deferred acquisition cost charge, policy acquisition costs and other insurance expenses as a percentage of net premiums would have been 15.5% in 1997. The increase in this ratio in 1998 was primarily due to the changing mix of business to coinsurance from yearly renewable term agreements. These coinsurance agreements tend to have higher commission costs compared to yearly renewable term agreements. Other operating expenses increased $0.6 million in 1998 and $0.7 million in 1997. The overall increase in operating expenses was attributed to planned increases in costs associated with the ongoing growth of the business.

LATIN AMERICA OPERATIONS (dollars in thousands)

                                                                                     TOTAL
                                                                                     LATIN
year ending December 31, 1998                                 DIRECT  REINSURANCE  AMERICA
------------------------------------------------------------------------------------------
REVENUES
Net premiums                                                $ 48,354   $ 50,325   $ 98,679
Investment income, net of related expenses                    13,926      3,860     17,786
Realized investment gains, net                                     4       --            4
Other revenue                                                    242       --          242
 ..........................................................................................
         Total revenues                                       62,526     54,185    116,711

BENEFITS AND EXPENSES
Claims and other policy benefits                              49,238     45,225     94,463
Interest credited                                                187       --          187
Policy acquisition costs and other insurance expenses          4,814      2,067      6,881
Other operating expenses                                       7,465      3,892     11,357
 ..........................................................................................
         Total benefits and expenses                          61,704     51,184    112,888

         Income before income taxes and minority interest   $    822   $  3,001   $  3,823
==========================================================================================

                                                                           28|29

LATIN AMERICA OPERATIONS (continued) (dollars in thousands)

                                                                                     TOTAL
                                                                                     LATIN
year ending December 31, 1997                                 DIRECT  REINSURANCE  AMERICA
------------------------------------------------------------------------------------------
REVENUES
Net premiums                                                $ 56,460   $ 11,730   $ 68,190
Investment income, net of related expenses                     7,067      3,548     10,615
Other revenue                                                    185       --          185
 ..........................................................................................
         Total revenues                                       63,712     15,278     78,990

BENEFITS AND EXPENSES
Claims and other policy benefits                              53,181     10,327     63,508
Interest credited                                                 82       --           82
Policy acquisition costs and other insurance expenses          3,820        329      4,149
Other operating expenses                                       6,553      3,763     10,316
 ..........................................................................................
         Total benefits and expenses                          63,636     14,419     78,055

         Income before income taxes and minority interest   $     76   $    859   $    935
==========================================================================================

                                                                                     TOTAL
                                                                                     LATIN
year ending December 31, 1996                                 DIRECT  REINSURANCE  AMERICA
------------------------------------------------------------------------------------------
REVENUES
Net premiums                                                $ 41,672   $  5,130   $ 46,802
Investment income, net of related expenses                     3,722      2,310      6,032
Other revenue                                                     36       --           36
 ..........................................................................................
         Total revenues                                       45,430      7,440     52,870

BENEFITS AND EXPENSES
Claims and other policy benefits                              39,492      3,122     42,614
Interest credited                                                 27       --           27
Policy acquisition costs and other insurance expenses          1,379        169      1,548
Other operating expenses                                       4,434      2,108      6,542
 ..........................................................................................
         Total benefits and expenses                          45,332      5,399     50,731

         Income before income taxes and minority interest   $     98   $  2,041   $  2,139
==========================================================================================

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

         DIRECT INSURANCE
         In 1993, the Company entered into a joint venture in Chile to form BHIFAmerica Seguros de Vida, S.A. ("BHIFAmerica"). This company is a direct life insurer whose primary source of premium is generated from single premium immediate annuities with other lines including credit, individual, and group life. During 1996, in an effort to support the growth of this business and develop additional reinsurance opportunities in Chile, the Company formed RGA Reinsurance Company Chile, S.A. ("RGA Chile"), a wholly owned reinsurance company licensed to assume life reinsurance in Chile. RGA Chile assumed $26.0 million, $35.5 million, and $10.2 million of annuity premiums from BHIFAmerica during 1998, 1997, and 1996, respectively. This business is reported as direct business due to the intercompany nature of the reinsurance.
         In 1994, to develop markets in Argentina, RGA formed GA Argentina. GA Argentina writes direct life insurance primarily related to group life and disability insurance for the Argentine privatized pension system as well as traditional group life insurance. Effective July 1998, GA Argentina no longer has new contracts related to the privatized pension system, but continues to market group and individual life products.
         Income before taxes and minority interest for the Latin America direct business grew $0.7 million during 1998 to $0.8 million, while results remained fairly level between 1997 and 1996. The increase in 1998 was due to improved results of $0.3 million in Chile and $0.4 million in Argentina. Premiums decreased 14.4% during 1998 compared to 1997 primarily due to fewer single premium annuities sold in Chile. Premiums increased 35.5% during 1997 compared to 1996 due to strong growth in Chilean annuities and group life for Argentine privatized pensions. Investment income increased 97.1% and 89.9% during 1998 and 1997, respectively. The invested assets for the subsidiaries have increased with growth in the business and capital contributions from RGA.
         Claims and other policy benefits decreased 7.4% during 1998 as a result of refinement of Chilean annuity reserve calculations and improved mortality experience in Argentina. Liabilities for the annuity reserves are based on expected investment yields, mortality and disability rates, and other assumptions. These assumptions include a margin for adverse deviation and vary with the characteristics of the type of insurance, year of issue, age of insured, and other appropriate factors. Assumptions are based on actual experience and are continuously evaluated and updated. Claims and other policy benefits increased 34.7% during 1997 as a result of new business and the continued growth in the Chilean single premium immediate annuity business. Interest credited represents amounts credited on Argentine universal life products. Increases in interest credited result from increases in direct sales of this product.
         Policy acquisition costs and other insurance expenses increased $1.0 million and $2.4 million during 1998 and 1997, respectively. As a percentage of net premiums, policy acquisition costs and other insurance expenses represented 10.0%, 6.8%, and 3.3% of net premiums for 1998, 1997, and 1996, respectively. These expenses have increased with the development of new products such as individual life that have higher levels of acquisition costs. The percentages can also fluctuate due to variations in the mixture of business being written in Argentina and Chile. Other operating expenses increased $0.9 million and $2.1 million during 1998 and 1997, respectively. The overall increases were attributed to planned increases in costs associated with the ongoing growth of the business.

         REINSURANCE
         The Company conducts reinsurance business in the Latin America region through RGA Reinsurance. During 1998, a representative office was opened in Mexico City and in 1999, a representative office will be opened in Buenos Aires to more directly assist clients in these markets. The Latin America reinsurance operations derive revenue primarily from the reinsurance of privatized pension products in Argentina. Additional types of reinsurance provided in the region are traditional and credit life for groups and individuals.
         Income before income taxes and minority interest increased $2.1 million during 1998 as a result of an increase in reinsurance business from privatized pensions in Argentina and developing business in Chile and Mexico. Income before income taxes and minority interest decreased $1.2 million during 1997 due to adverse mortality for the blocks of privatized pension reinsurance from Argentina.
         Net premiums increased $38.6 million and $6.6 million during 1998 and 1997, respectively. The increases from privatized pension reinsurance in Argentina were $35.1 million and $6.3 million during 1998 and respectively. Premiums from the other Latin American markets related primarily to the development of new business

                                                                           30|31


opportunities. Net investment income increased 8.8% and 53.6% during 1998 and 1997, respectively. Investment income for RGA Reinsurance is allocated to the various operating segments on the basis of net capital and investment performance varies with the composition of investments. This increase was due to the continued growth of business in this segment which resulted in the invested asset base, which included total investments, cash, and accrued investment income, increasing to $151.2 million in 1998 from $135.1 million in 1997.
         The claims and other policy benefits for the reinsurance business increased $34.9 million during 1998 and $7.2 million during 1997. Claims and other policy benefits as a percentage of net premiums totaled 89.9%, 88.0%, and 60.9% for 1998, 1997, and 1996, respectively. This percentage was unusually low during 1996 as claims related to the privatized pensions in Argentina were just beginning to develop. The Company expects mortality to fluctuate somewhat from period to period, but believes it is fairly constant over longer periods of time. The Company continues to monitor mortality trends to determine the appropriateness of reserve levels.
         Policy acquisition costs and other insurance expenses increased $1.7 million and $0.2 million for 1998 and 1997, respectively. Policy acquisition costs and other insurance expenses as a percentage of net premiums represented 4.1%, 2.8%, and 3.3% for 1998, 1997, and 1996, respectively. These percentages fluctuate due to the timing of client company reporting and variations in the mixture of business being written. Other operating expenses increased 3.4% and 78.5% during 1998 and 1997, respectively. The Company believes sustained growth in premiums will lessen the burden of start-up expenses and expansion costs.

ASIA PACIFIC OPERATIONS (dollars in thousands)


year ending December 31                                       1998         1997        1996
--------------------------------------------------------------------------------------------
Revenues
Net premiums                                                $ 53,072    $ 36,591    $ 21,066
Investment income, net of related expenses                     2,545       1,126         960
Realized investment gains, net                                    23          14        --
Other revenue                                                  3,089        --          --
 ............................................................................................
         Total revenues                                       58,729      37,731      22,026

Benefits and Expenses
Claims and other policy benefits                              31,900      21,164      11,641
Policy acquisition costs and other insurance expenses         21,775      15,616       9,808
Other operating expenses                                       7,660       6,895       5,401
Interest expense                                                 455         468         484
 ............................................................................................
         Total benefits and expenses                          61,790      44,143      27,334

         (Loss) before income taxes and minority interest   $ (3,061)   $ (6,412)   $ (5,308)
============================================================================================

         The Company conducts reinsurance business in the Asia Pacific region through branch operations in Hong Kong and Japan and will open a liaison office in Taiwan during 1999. Business is also conducted through RGA Australia, a wholly owned subsidiary in Australia, and Malaysian Life Reinsurance Group Berhad ("MLRG"), a joint venture in Malaysia. The principal types of reinsurance provided in the region are life, critical care, superannuation, and financial reinsurance.
         The Asia Pacific loss before income taxes and minority interest improved 52.3% in 1998. The decrease in the Asia Pacific loss before income taxes in 1998 compared to 1997 was due in part to fees earned on new financial reinsurance transactions and strong new business growth with premiums increasing by 45.0%. Results were mixed with

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

improving results in Australia offset by losses from the Hong Kong operations due to increased lapse rates on several treaties, reflecting the overall economic slowdown in that market. The increase of the Asia Pacific loss before income taxes in 1997 compared to 1996 was due to the costs associated with the development of new business in Asia Pacific.
         Net premiums increased 45.0%, to $53.1 million, in 1998 and increased 73.7%, to $36.6 million, in 1997. Renewal premiums from the existing block of business, new business premiums from facultative and automatic treaties, and premium flows from larger blocks of business all contributed to the premium increase. Business premium levels are significantly influenced by large transactions and reporting practices of ceding companies and therefore can fluctuate from period to period. Net investment income more than doubled during 1998 and increased 17.3% during 1997. Investment income for RGA Reinsurance is allocated to the various operating segments on the basis of average net capital and investment performance varies with the composition of investments. Other revenue during 1998 represented profit and risk fees associated with financial reinsurance in Japan. Fees paid to retrocessionaires that were included in policy acquisition costs and other insurance expenses partially offset these fees earned.
         Claims and other policy benefits increased 50.7% in 1998 and 81.8% in 1997. Claims and other policy benefits as a percentage of net premiums increased to 60.1% in 1998 from 57.8% in 1997 and from 55.3% in 1996. This increase was primarily a result of adverse experience in the Hong Kong business. The Company expects mortality to fluctuate somewhat from period to period, but believes it is fairly constant over longer periods of time. The Company continues to monitor mortality trends to determine the appropriateness of reserve levels.
         Policy acquisition costs and other insurance expenses increased 39.4% in 1998 and 59.2% in 1997. Policy acquisition costs and other insurance expenses as a percentage of net premiums was 41.0%, 42.7%, and 46.6% for 1998, 1997, and 1996, respectively. These percentages fluctuate due to the timing of client company reporting and variations in the mixture of business being written in Asia Pacific. Other operating expenses increased 11.1% in 1998 and 27.7% in 1997. As a percentage of premiums, other operating expenses decreased to 14.4% in 1998 from 18.8% in 1997 and from 25.6% in 1996. The Company believes that sustained growth in premiums should lessen the burden of start-up expenses and expansion costs.

OTHER INTERNATIONAL OPERATIONS (dollars in thousands)


year ending December 31                                       1998        1997        1996
--------------------------------------------------------------------------------------------
REVENUES
Net premiums                                                $  3,641    $  2,170    $    286
Investment income, net of related expenses                       479         383         350
Realized investment gains, net                                    81        --          --
Other revenue                                                    937         332        --
 ............................................................................................
         Total revenues                                        5,138       2,885         636

BENEFITS AND EXPENSES
Claims and other policy benefits                               2,685       1,755         170
Policy acquisition costs and other insurance expenses            923         479          52
Other operating expenses                                       6,544       4,312       2,719
 ............................................................................................
         Total benefits and expenses                          10,152       6,546       2,941

         (Loss) before income taxes and minority interest   $ (5,014)   $ (3,661)   $ (2,305)
============================================================================================

                                                                           32|33

         The other international segment is the newest segment of the Company. This segment provides life reinsurance to international clients throughout Europe and South Africa. The principal type of reinsurance being provided has been life reinsurance for a variety of life products through yearly renewable term and coinsurance agreements. These agreements may be either facultative or automatic agreements. During 1998, the Company continued its expansion efforts, with efforts underway to license a life reinsurance subsidiary in London. In addition, the Company established RGA South Africa, with offices in Cape Town and Johannesburg, South Africa, to promote life reinsurance in South Africa.
         Net premiums increased 67.8%, to $3.6 million in 1998 compared to $2.2 million for 1997. New business premium for 1998 and 1997 was primarily automatic business generated from the Company's participation in a Lloyd's of London life syndicate. Investment income for the segment is allocated on the basis of average net capital and the investment performance varies with the composition of investments.
         Claims and other policy benefits decreased as a percentage of premiums to 73.7% from 80.9% during 1998. Policy acquisition costs and other insurance expenses increased as a percent of premiums to 25.4% from 22.1% in 1997. These amounts will fluctuate based upon claim levels and the mix of business being reinsured. Year to year comparisons of premiums and claims and other policy benefits are not considered meaningful due to the start-up nature of this segment. Other operating expenses increased $2.2 million during 1998 compared to 1997 and $1.6 million during 1997 compared to 1996. The overall increase in operating expenses was attributed to increases in costs associated with the expansion efforts within the segment.

         CORPORATE AND SELECTED CONSOLIDATED
         Corporate activity generally represents investment income on the undeployed proceeds from the Company's capital raising efforts, corporate expenses that include unallocated overhead and executive costs, as well as the interest expense related to the 7 1/4% Senior Notes ("Senior Notes") issued in 1996. In addition, the provision for income taxes is generally calculated based on the overall operations of the Company and allocated to the segments. Tax expense (benefit) is not used as a basis of measuring segment profit/loss.
         Consolidated investment income from continuing operations increased 61.3% during 1998 and 37.8% in 1997. The cost basis of invested assets increased $1.5 million, or 42.9% in 1998. The increase in the invested assets was a result of an increase in operating cash flows, reinsurance transactions involving deposits for asset-intensive products from ceding companies, primarily stable value product deposits, and proceeds from the Company's issuance of non-voting common stock in June 1998. The average yield earned on investments was 6.84% in 1998 compared with 7.23% in 1997 and 7.32% in 1996. The decrease in overall yield reflected general decline in interest rates and the increase in assets supporting the stable value reinsurance product that are generally of a shorter duration and carry a lower average yield. Investment income has been allocated to the operational segments on the basis of average capital per segment.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

         Consolidated interest expense increased 12.9% during 1998 and 26.5% during 1997. Interest expense relates primarily to the Senior Notes, drawdowns on a line of credit, and the financing of a portion of Australian Holdings. Interest cost for 1998, 1997, and 1996 was $8.8 million, $7.8 million, and $6.2 million, respectively. Interest related to the Senior Notes was $7.3 million in 1998 and 1997, and $5.7 million in 1996.
         Consolidated other expenses represent general corporate expenses that are not allocated to the operational segments.
         Consolidated provision for income taxes for continuing operations increased 21.4% in 1998 and 22.0% in 1997 as a result of higher pre-tax income. Income tax expense from continuing operations represented approximately 35.5%, 35.6%, and 36.3% of pre-tax income for 1998, 1997, and 1996, respectively. The Company calculated a tax benefit of $14.9 million, $11.7 million, and $1.4 million related to the discontinued operations in 1998, 1997, and 1996. These benefits resulted in an effective tax rate on the discontinued operations of 35.1%, 39.7%, and 35.0% in 1998, 1997, and 1996, respectively.

         DISCONTINUED OPERATIONS
         At December 31, 1998, the Company classified its accident and health segment as a discontinued operation for financial reporting purposes. The accident and health segment has been placed into run-off with all treaties (contracts) being terminated at the earliest possible date. This discontinued segment had a net loss after tax of $27.6 million, $18.0 million, and $2.7 million in 1998, 1997, and 1996, respectively. Included in 1998 and 1997 net income were additional pre-tax charges of $32.0 million and $21.0 million, respectively, to increase the segment's reserves. The additional reserves are expected to cover the run-off of the business accepted from outside managed pools as well as the accident and health risks internally underwritten by the Company, in which it has earned premiums through December 31, 1998. The nature of the underlying risks is such that the claims may take years to reach the reinsurers involved. Thus, the Company expects to pay claims out of existing reserves over a number of years as the level of business diminishes. The Company does not expect to incur significant operating losses for premiums earned subsequent to December 31, 1998. The Company also established a reserve to estimate the costs associated with the disposal of the operations of $1.5 million, pre-tax. Premiums totaled $155.8 million, $90.7 million, and $57.2 million for 1998, 1997, and 1996, respectively. The increase in premiums during 1998 primarily resulted from contracts signed or renewed in 1997.

         LIQUIDITY AND CAPITAL RESOURCES
         RGA is a holding company that has as its principal assets interests in RGA Reinsurance, RGA Canada, BHIFAmerica, RGA Chile, GA Argentina, Australian Holdings, RGA Barbados, and RGA UK. In addition, the Company has minority ownership interests in RGA/ Swiss, MLRG and Thomson Barrett Organization Plc. ("TBOi").
          In 1993, RGA completed an initial public offering of voting common stock. The net proceeds to RGA from the sale of shares in the initial public offering were approximately $160.4 million. These proceeds have been utilized to finance expansion, both domestically and internationally.
         As RGA continues its expansion efforts, management continually analyzes capital adequacy issues. On March 19, 1996, RGA issued 7 1/4% Senior Notes with a face value of $100.0 million in accordance with Rule 144A of the Securities Act of 1933. Interest is payable semiannually on April 1 and October 1 with the principal amount due on April 1, 2006. In addition, Australian Holdings established a line of credit with an outstanding balance at December 31, 1998 and 1997, of $8.9 million and $7.8 million, respectively. Also, the Company has access to a line of credit. At December 31, 1998, $15.0 million was drawn upon that line with this liability included in other liabilities in the consolidated balance sheet at December 31, 1998. The ability of RGA and Australian Holdings to make principal and interest payments is ultimately dependent on the earnings and surplus of RGA's subsidiaries, the investment earnings on the undeployed funds at RGA, and the Company's ability to raise additional capital.
         At RGA's annual stockholders' meeting on May 27, 1998, a new class of non-voting common stock was authorized. In June 1998, RGA completed a public offering in which it sold 7,417,500 shares of non-voting common stock, after split, traded on the New York Stock Exchange under the symbol RGA.A. The

                                                                           34|35

offering provided net proceeds of approximately $221.8 million that have been utilized to finance the continued growth of RGA's operations domestically and internationally.
         The Board of Directors of RGA approved a three-for-two split of RGA's stock for all shareholders of record as of August 8, 1997, which was payable on August 29, 1997. Effective September 2, 1997, RGA stock began trading at a new, post-split price. Additionally, the Board of Directors of RGA approved a three-for-two split of RGA's common stock for all shareholders of record as of February 5, 1999, payable on February 26, 1999. Effective March 1, 1999, RGA stock began trading at the new, post-split price.
         Historically, RGA has paid quarterly dividends ranging from $0.027 per share in 1993 to $0.047 per share in 1998 (amounts adjusted to reflect the stock splits). All future payments of dividends are at the discretion of the Company's Board of Directors and will depend on the Company's earnings, capital requirements, insurance regulatory conditions, operating conditions, and such other factors as the Board of Directors may deem relevant. The amount of dividends that the Company can pay will depend in part on the operations of its reinsurance subsidiaries. The transfer of funds from the subsidiaries to RGA is subject to applicable insurance laws and regulations.
         RGA has repurchased shares in the open market in the past to enable it to satisfy obligations under its stock option program and to acquire larger blocks of stock. No shares were repurchased in 1998, although RGA could begin repurchasing shares again at some point in the future.
         As of December 31, 1998, RGA Reinsurance had statutory capital and surplus of $359.6 million. The maximum amount available for payment of dividends in 1999 by RGA Reinsurance under Missouri law, without the prior approval of the Missouri Director of Insurance, is $36.0 million. RGA Canada's statutory capital was $103.9 million at December 31, 1998. The maximum amount available for dividends by RGA Canada under the Canadian Minimum Continuing Capital and Surplus Requirements ("MCCSR") is $26.6 million. Dividend payments from other subsidiaries and joint ventures are subject to regulations in the country of domicile.
         The Company's net cash flows from consolidated operating activities for the years ended December 31, 1998, 1997, and 1996, were $349.1 million, $433.4 million, and $257.0 million, respectively. The sources of funds of the operating subsidiaries of RGA consist of premiums received from ceding insurers and direct insureds, investment income, and proceeds from the sales and redemptions of investments. Premiums are generally received in advance of related claim payments. Funds are applied to policy claims and benefits, operating expenses, income taxes, and investment purchases. The Company believes the short-term cash requirements of its business operations will be sufficiently met by the positive cash flows generated. The Company expects to address its longer-term liquidity needs and capital required to support possible future growth and expansion of the business through equity or debt financing. Any public offering would only be made by means of a prospectus. Because the life reinsurance business provides positive cash flow, the Company's liabilities generally are not subject to disintermediation risk, and because the reinsured treaties offer no withdrawal options and require no return of premium if canceled or allowed to lapse, the Company historically has had more than sufficient funds to pay claims and expenses. The Company expects any future increase in the need for liquidity due to relatively large policy loans or unanticipated material claim levels would be met first by operating cash flows and then by selling fixed maturity securities or short-term investments.
         The Company's asset-intensive products are primarily supported by investment in fixed maturity securities. Investment guidelines are established to structure the investment portfolio based upon the type, duration and behavior of products in the liability portfolio so as to achieve targeted levels of profitability. The Company manages the asset-intensive business to provide a targeted spread between the interest rate earned on investments and the interest rate credited to the underlying liabilities. The Company periodically reviews models projecting different interest rate scenarios and their impact on profitability.
         Effective December 31, 1993, the National Association of Insurance Commissioners ("NAIC") adopted risk-based capital ("RBC") statutory requirements for U.S.-based life insurance companies. These requirements measure statutory capital and surplus needs based on the risks associated with a company's mix of products and investment portfolio. At December 31, 1998, statutory capital and surplus of RGA Reinsurance exceeded all RBC thresholds and RGA Canada's capital levels exceeded any MCCSR requirements. All of the Company's insurance operating subsidiaries exceed the minimum capital requirements in their respective jurisdiction.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

         INVESTMENTS
         All investments made by RGA and its subsidiaries conform to the qualitative and quantitative limits prescribed by the applicable jurisdiction's insurance laws and regulations. In addition, the investment portfolios of the international subsidiaries are periodically reviewed by their respective Boards of Directors. All investment portfolios are also reviewed by the RGA Board of Directors. The Company's investment strategy is to maintain a predominantly investment-grade, fixed maturity portfolio, to provide adequate liquidity for expected reinsurance obligations, and to maximize total return through prudent asset management. The Company's asset/liability duration matching differs between the U.S. and Canada operating segments. The target duration for the U.S. investments is currently a range between four and seven years, with individual investments all along the maturity spectrum. Based on Canadian reserve requirements, a portion of the Canadian liabilities is strictly matched with long duration Canadian assets, with the remaining assets invested to maximize the total rate of return, given the characteristics of the corresponding liabilities and Company liquidity needs. For the year ended December 31, 1998, the Company's earned yield on fixed maturity securities was 6.84% compared with 7.23% in 1997 and 7.32% in 1996.
         The Company's fixed maturity securities are invested primarily in commercial and industrial bonds, U.S. Treasuries, and mortgage and asset-backed securities. As of December 31, 1998, more than 98% of the Company's consolidated investment portfolio of fixed maturity securities was investment-grade, based on market values. Important factors in the selection of investments include diversification, quality, yield, total rate of return potential, and call protection. The relative importance of these factors is determined by market conditions and the underlying product or portfolio characteristics. Cash equivalents are invested in high-grade money market instruments. The largest asset class in which fixed maturities were invested was in commercial and industrial bonds, which represented approximately 28.0% of total invested assets as of December 31, 1998, an increase from 21.1% of total invested assets as of December 31, 1997. A majority of these securities were classified as corporate securities, with an average Standard and Poor's rating of A at December 31, 1998. As of December 31, 1997, the largest asset class in which fixed maturities were invested was mortgage-backed securities, which represented approximately 24.4% of total invested assets as of December 31, 1997, and decreased to 12.2% of total invested assets at December 31, 1998, based on market values. Approximately 56% of these securities at December 31, 1997 were invested in the investment portfolio supporting the stable value reinsurance product. Investors in mortgage-backed securities are compensated primarily for reinvestment risk rather than credit quality risk. To mitigate prepayment volatility, the Company primarily invests in senior, intermediate, average-life tranches of agency and whole loan collateralized mortgage obligations. At December 31, 1998 and 1997, substantially all of the Company's mortgage-backed securities were investment-grade, with an average Standard and Poor's rating of AA.
         Private placement bonds are issued in negotiated transactions between lenders and borrowers and are not registered with the Securities and Exchange Commission. While less liquid than public securities, private placements often contain investment characteristics favorable to investors, including more stringent financial covenants, additional call protection, and higher yields than similar public securities.
         Policy loans comprised approximately 10.0% and 13.2% of the Company's invested assets as of December 31, 1998 and 1997, respectively. These policy loans present no credit risk because the amount of the loan cannot exceed the obligation due the ceding company upon the death of the insured or surrender of the underlying policy. The provisions of the treaties in force and the underlying policies determine the policy loan interest rates. Because policy loans represent premature distributions of policy liabilities, they have the effect of reducing future disintermediation risk. In addition, the Company earns a spread between the interest rate earned on policy loans and the interest rate credited to corresponding liabilities.
         As of December 31, 1998, mortgage loans represented approximately 4.2% of the Company's invested assets, which was comprised of approximately $131.8 million in U.S. mortgages and $84.8 million in Chilean mortgage-related instruments, which include real estate leasing, mortgage drafts, and mortgage loans. The Company invests primarily in mortgages on commercial offices and retail locations. The Company's domestic mortgage loans generally range in size from $0.3 million to $7.1 million, with the average mortgage loan investment as

                                                                           36|37

of December 31, 1998, totaling approximately $2.8 million. The Company's Chilean mortgage instruments are generally less than $1.0 million, with the average less than $100,000. As of December 31, 1997, mortgage loans represented approximately 4.6% of the Company's invested assets, which was comprised of approximately $91.8 million in U.S. mortgages and $73.7 million in Chilean mortgage-related instruments. The mortgage loan portfolio was diversified by geographic region and property type as discussed further in Note 5 of the consolidated financial statements.
         The Company utilizes derivative financial instruments to improve the management of the investment-related risks, primarily related to the reinsurance of a portfolio of equity-indexed annuities. The Company uses both exchange-traded and customized, over-the-counter derivative financial instruments. RGA Reinsurance has established minimum credit quality standards for counterparties and seeks to obtain collateral or other credit supports. The Company limits its total financial exposure to counterparties.
         The invested assets of RGA, RCM, RGA Reinsurance, RGA Barbados, Australian Holdings, and RGA Canada are managed by Conning Asset Management Company ("Conning"), a majority owned subsidiary of General American. As of December 31, 1998, the investments of BHIFAmerica, RGA Chile, GA Argentina, and RGA UK were managed by the staffs of those entities.

         MARKET RISK
         Market risk is the risk of loss that may occur when fluctuation in interest and currency exchange rates and equity and commodity prices change the value of a financial instrument. Both derivative and nonderivative financial instruments have market risk so the Company's risk management extends beyond derivatives to encompass all financial instruments held that are sensitive to market risk. RGA is primarily exposed to interest rate risk and foreign currency risk.
         Interest Rate Risk. The Company manages interest rate risk and credit risk to maximize the return on the Company's capital effectively and to preserve the value created by its business operations. As such, certain management monitoring processes are designed to minimize the impact of sudden and sustained changes in interest rates on fair value, cash flows, and net interest income.
         The Company's exposure to interest rate price risk and interest rate cash flow risk is reviewed on a quarterly basis. Interest rate price risk exposure is measured using interest rate sensitivity analysis to determine the change in fair value of the Company's financial instruments in the event of a hypothetical change in interest rates. Interest rate cash flow risk exposure is measured using interest rate sensitivity analysis to determine the Company's variability in cash flows in the event of a hypothetical change in interest rates. If estimated changes of fair value, net interest income, and cash flows are not within limits defined by management, Company management may adjust its asset and liability mix to bring interest rate risk within reasonable limits.
         In order to reduce the exposure of changes in fair values from interest rate fluctuations, RGA has developed strategies to manage its liquidity, and increase the interest rate sensitivity of its asset base. RGA utilizes the swap market to manage the volatility of cash flows to interest rate fluctuations.
         Interest rate sensitivity analysis is used to measure the Company's interest rate price risk by computing estimated changes in fair value of fixed rate assets, liabilities and off-balance sheet items in the event of a range of assumed changes in market interest rates. This analysis assesses the risk of loss in market risk sensitive fixed rate instruments in the event of a sudden and sustained 100 to 300 basis points increase or decrease in the market interest rates. The table on the following page presents the Company's projected change in fair value of all financial instruments for the various rate shock levels at its fiscal year ended December 31, 1998. All market risk sensitive instruments presented in this table are available for sale. RGA has no trading securities.
         The calculation of fair value is based on the net present value of estimated discounted cash flows expected over the life of the market risk sensitive instruments, using market prepayment assumptions and market rates of interest provided by independent broker quotations and other public sources as of December 31, 1998, with adjustments made to reflect the shift in the Treasury yield curve as appropriate.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Percent Change             Estimated Fair Value of    Hypothetical       Percentage
in Interest Rates           Fixed Rate Instruments      Change          Hypothetical
                                                                           Change
-----------------------------------------------------------------------------------
(dollars in thousands)
300 basis point rise             $2,264,278          $ (519,163)          -18.65%
200 basis point rise             $2,413,824          $ (369,617)          -13.28%
100 basis point rise             $2,586,239          $ (197,202)          -7.08%

Base Scenario                    $2,783,441          $     --              --

100 basis point decline          $3,016,254          $  232,813             8.36%
200 basis point decline          $3,301,143          $  517,702            18.60%
300 basis point decline          $3,658,020          $  874,579            31.42%


         At December 31, 1998, the Company's estimated changes in fair value were within the targets outlined in the Company's investment policy.
         Interest rate sensitivity analysis is also used to measure the Company's interest rate cash flow risk by computing estimated changes in the cash flows expected in the near term attributable to floating rate assets, liabilities, and off-balance sheet items in the event of a range of assumed changes in market interest rates. This analysis assesses the risk of loss in cash flows in the near term in market risk sensitive floating rate instruments in the event of a sudden and sustained 100 to 300 basis points increase or decrease in the market interest rates. The following table presents the Company's projected change in cash flows in the near term associated with floating-rate instruments for various rate shock levels at December 31, 1998. All floating rate interest sensitive instruments presented in this table are classified as available for sale.

PERCENT CHANGE                 ESTIMATED CASH FLOWS        HYPOTHETICAL            PERCENTAGE
IN INTEREST RATES          OF FLOATING RATE INSTRUMENTS      CHANGE               HYPOTHETICAL
                                                                                     CHANGE
-----------------------------------------------------------------------------------------------
(dollars in thousands)
300 basis point rise                  $214,931               $(17,383)               -7.48%
200 basis point rise                  $211,704               $(20,610)               -8.87%
100 basis point rise                  $205,810               $(26,504)              -11.41%

Base Scenario                         $232,314               $   --                   --

100 basis point decline               $254,059               $ 21,745                 9.36%
200 basis point decline               $252,534               $ 20,220                 8.70%
300 basis point decline               $257,240               $ 24,926                10.73%

         Even though the cash flows from coupon payments move in the same direction as interest rates for the Company's floating rate instruments, the volatility in mortgage prepayments more than offsets the cash flows from interest. At December 31, 1998, the Company's estimated changes in cash flows were within the targets outlined in the Company's investment policy.
         Computations of prospective effects of hypothetical interest rate changes are based on numerous assumptions, including relative levels of market interest rates, and mortgage prepayments, and should not be relied on as indicative of future results. Further, the computations do not contemplate any actions management could undertake in response to changes in interest rates.

                                                                           38|39

         Certain shortcomings are inherent in the method of analysis presented in the computation of the estimated fair value of fixed rate instruments and the estimated cash flows of floating rate instruments, which estimates constitute forward-looking statements. Actual values may differ materially from those projections presented due to a number of factors, including, without limitation, market conditions vary from assumptions used in the calculation of the fair value. In the event of a change in interest rates, prepayments could deviate significantly from those assumed in the calculation of fair value. Finally, the desire of many borrowers to repay their fixed-rate mortgage loans may decrease in the event of interest rate increases.
         Foreign Currency Risk. The Company is subject to foreign currency translation, transaction, and net income exposure. The Company generally does not hedge the foreign currency translation exposure related to its investment in foreign subsidiaries as it views these investments to be long-term. Translation differences resulting from translating foreign subsidiary balances to U.S. dollars are reflected in equity. The Company generally does not hedge the foreign currency exposure of its subsidiaries transacting business in currencies other than their functional currency (transaction exposure). Currently, the Company believes its foreign currency transaction exposure is not material to the consolidated results of operations. Net income exposure which may result from the strengthening of the U.S. dollar to foreign currencies will adversely affect results of operations since the income earned in the foreign currencies is worth less in U.S. dollars. When evaluating investments in foreign countries, the Company considers the stability of the political and currency environment. Devaluation of the currency after an investment decision has been made will affect the value of the investment when translated to U.S. dollars for financial reporting purposes.

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

         YEAR 2000
         Many of the world's computer systems currently record years in a two-digit format. If not addressed, such computer systems will be unable to properly interpret dates beyond the year 1999, which could lead to business disruptions in the U.S. and internationally (the "Year 2000" issue). The potential costs and uncertainties associated with the Year 2000 issue will depend on a number of factors, including software, hardware and the nature of the industry in which a company operates. Additionally, companies must coordinate with other entities with which they electronically interact.
         The Company does not have a mainframe computer and its "legacy" systems are based on technology that correctly handles the Year 2000 issue. A legacy system typically represents older systems that are not currently being maintained or enhanced. As the Company continues to grow, the steady investment in technology has allowed it to keep its systems current and handle impending problems, such as Year 2000, in the normal course of business.
         Assessment. The Company has established a plan to address the Year 2000 issue and the work being performed in accordance with that plan is progressing on schedule. The Company has identified all systems that are critical to the Company's reinsurance operations and has completed substantial testing of those critical systems. As of March 1, 1999, the Company is still accumulating information relating to some of its foreign subsidiaries and ventures and has not completed its evaluation of its two direct writing companies in Latin America. Inventories of substantially all software, hardware, and trading partners have been compiled in a Year 2000 database. Each of these items has been researched for Year 2000 compliance, and the majority has been verified as Year 2000 compliant. In addition to internal systems, the Company relies on external systems and has included in the assessment and inventories those systems of significant external parties such as vendors, ceding companies and retrocessionaires. There is no known method to completely determine compliance of external systems, but an effort is being made to assure compliance of these

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

external systems to the extent practicable. The Company has been working with external parties in conjunction with the Company's testing efforts, however the Company could be adversely affected if external parties fail to comply with the Year 2000 issue. This is a situation over which the Company has no direct control.
         With respect to non-information technology systems, the Company is moving its St. Louis office in June 1999 and it is anticipated that the new leased premises and all equipment with embedded technology will be upgraded and Year 2000 compliant. The Company believes the only material non-information technology system outside of St. Louis, is the premises occupied by the Company's operation in Canada. The Company has received confirmation from that building's management that the building will be functional, accessible, and not materially affected by the Year 2000 issue.
         Testing. The Company completed testing of all critical systems by December 31, 1998. Two types of testing have been completed on RGA's core systems: program tests and global tests. Separate test environments were established and representative subsets of production data were loaded onto systems on test machines. The objective was to assure that day-to-day processing would operate correctly before, during, and beyond the Year 2000. Transactions were processed to simulate all business functions over important time thresholds between July 1998 and January 2001. These tests revealed minor issues that are being addressed. As of December 31, 1998, 100% of the core systems have been tested successfully and 70% of the information requested from external parties had been received. The Company believes that very few additional responses will be received during 1999. It is anticipated that the testing and assessment of the Company's Year 2000 readiness will be completed in 1999, in accordance with the Company's plan.
         Contingency Plan. An outline of a contingency plan has been developed to reduce the possibility that any disruption caused by the Year 2000 issue would materially affect the Company's business or results of operations; however, no assurance can be given that the contingency plan would be successful. The contingency plan was formulated in conjunction with the compliance testing process. The plan includes an assessment of the Company's ability to manually enter data for clients that cannot provide electronic data, to estimate data for clients that have Year 2000 issues and cannot provide data to the Company, and to implement a recovery plan in the case of certain Year 2000 failures.
         Costs. The Company expects to incur most of the costs of the Year 2000 effort primarily from testing of the administrative systems in St. Louis and Montreal. These systems support the administration of the majority of the Company's business. Therefore, the combined costs of these two locations would effectively represent substantially all of the Company's Year 2000 costs. The Company is continuing to work with its subsidiaries to ensure their compliance with the Year 2000 effort. Costs for St. Louis and Montreal were approximately $300,000 through December 31, 1998. The Company anticipates that additional costs will be approximately $300,000 and $100,000 in 1999 and 2000, respectively. The Company has estimated future costs based on its current knowledge and testing.
         The goal of the Company is to be substantially Year 2000 compliant by March 31, 1999. As of March 1, 1999, the Company believes that this goal will be met. However, key external parties or service providers may fail to make their systems Year 2000 compliant by the necessary dates. There can be no assurances that this goal will be met or that there will not be failures on the part of external parties. The failure to correct a material Year 2000 problem could result in an interruption in, or failure of, certain normal business activities and operations. Such failures could adversely affect the Company's results of operations, liquidity and financial condition, particularly as a result of the

                                                                           40|41

uncertainty of the Year 2000 readiness of third-party suppliers and clients. The Company believes that, with the completion of the compliance effort, the possibility of significant interruptions of normal operations will be significantly reduced. The Company also believes that a reasonably likely worst case scenario would occur in the event that clients are unable to provide data to process the reinsurance activity. In this event, the Company would estimate existing business based on the historical information in the Company's database. New business would be calculated based on the initial information used by the Company during its evaluation of the client's business. In these scenarios, the Company believes it can still administer reinsurance business based on estimates until reliable client data can be received.

         NEW ACCOUNTING STANDARDS
         In June 1997, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards ("SFAS") No. 130, "Reporting Comprehensive Income," effective for years beginning after December 15, 1997. SFAS No. 130 establishes standards for reporting and display of comprehensive income and its components (revenues, expenses, gains and losses) in a full set of general-purpose financial statements. The most significant items of comprehensive income are net income, the change in unrealized gains and losses on securities, and the change in foreign currency translation. Both the change in unrealized gains and losses on securities and the change in foreign currency translation historically have been reported as a component of stockholders' equity. The adoption of SFAS No. 130 does not affect results of operations or financial position, but affects their presentation and disclosure. The Company adopted SFAS No. 130 as of January 1, 1998, and has presented accumulated other comprehensive income on the consolidated balance sheet. Changes in comprehensive income are reflected in the statement of stockholders' equity and in Note 19 in the Notes to the Consolidated Financial Statements.
         In June 1997, the Financial Accounting Standards Board issued SFAS No.
131. "Disclosure about Segments of an Enterprise and Related Information," effective for years beginning after December 15, 1997. SFAS No. 131 requires that a public company report financial and descriptive information about its reportable operating segments pursuant to criteria that differ from current accounting practice. Operating segments, as defined, are components of an enterprise about which separate financial information is available that is evaluated regularly by the chief operating decision-maker in deciding how to allocate resources and in assessing performance. The adoption of SFAS No. 131 will not affect the Company's results of operations or financial position, but will affect the disclosure of segment information. The Company adopted SFAS No 131 as of December 31, 1998. Segment information is provided in the Management's Discussion and Analysis of Financial Condition and Note 16 in the Notes to the Consolidated Financial Statements.
         In June 1998, the Financial Accounting Standards Board issued SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities," effective for fiscal years beginning after June 15, 1999, and is effective for interim periods in the initial year of adoption. SFAS No. 133 requires companies to record derivatives on the balance sheet as assets or liabilities, measured at fair value. It also requires that gains or losses resulting from changes in the values of those derivatives be reported depending on the use of the derivative and whether it qualifies for hedge accounting. The Company has not yet determined the effect of the implementation of SFAS No. 133 on the results of operation, financial position, or liquidity. The Company plans to adopt the provisions of SFAS No. 133 in 2000.

CONSOLIDATED BALANCE SHEETS

as of December 31                                                                             1998               1997
-----------------------------------------------------------------------------------------------------------------------
(dollars in thousands)
ASSETS
     Fixed maturity securities
       Available for sale-at fair value (amortized cost of $3,613,602 and $2,416,308
       at December 31, 1998, and December 31, 1997, respectively)                         $ 3,701,617       $ 2,528,290
     Mortgage loans on real estate                                                            216,636           165,452
     Policy loans                                                                             513,885           480,234
     Funds withheld at interest                                                               359,786           165,413
     Short-term investments                                                                   314,953           277,635
     Other invested assets                                                                     22,704            16,977
 .......................................................................................................................
         Total investments                                                                  5,129,581         3,634,001
     Cash and cash equivalents                                                                 15,966            37,395
     Accrued investment income                                                                 62,447            34,377
     Premiums receivable                                                                      173,935           119,554
     Funds withheld                                                                            73,042            33,957
     Reinsurance ceded receivables                                                            259,688           316,156
     Deferred policy acquisition costs                                                        351,042           289,842
     Other reinsurance balances                                                               217,677           153,134
     Other assets                                                                              35,175            55,134
 .......................................................................................................................
         Total assets                                                                     $ 6,318,553       $ 4,673,550
=======================================================================================================================

LIABILITIES AND STOCKHOLDERS' EQUITY
     Future policy benefits                                                               $ 1,585,506       $ 1,244,541
     Interest sensitive contract liabilities                                                2,985,515         1,969,270
     Other policy claims and benefits                                                         482,049           344,848
     Other reinsurance balances                                                               177,806           232,096
     Deferred income taxes                                                                    121,988           110,763
     Other liabilities                                                                        105,471           157,616
     Long-term debt                                                                           107,994           106,830
 .......................................................................................................................
         Total liabilities                                                                  5,566,329         4,165,964
     Minority interest                                                                          3,747             8,265
     Commitments and contingent liabilities
     Stockholders' equity:
     Preferred stock (par value $.01 per share; 10,000,000 shares authorized;
       no shares issued or outstanding)                                                          --                --
     Common stock (par value $.01 per share; 75,000,000 shares authorized,
       39,074,063 and 26,049,375 shares issued and outstanding at                                 392               261
       December 31, 1998 and 1997, respectively)
     Non-voting common stock (par value $.01 per share; 20,000,000 shares
       authorized; 7,417,500 shares issued and outstanding at December 31, 1998;                   74              --
       no shares issued at December 31, 1997)
     Additional paid in capital                                                               486,669           264,748
     Retained earnings                                                                        251,512           196,685
     Accumulated other comprehensive income                                                    30,305            59,089
 .......................................................................................................................
         Total stockholders' equity before treasury stock                                     768,952           520,783
     Less treasury shares held of 1,178,270 and 844,535 at cost at
       December 31, 1998, and December 31, 1997, respectively                                 (20,475)          (21,462)
 .......................................................................................................................
         Total stockholders' equity                                                           748,477           499,321
 .......................................................................................................................
         Total liabilities and stockholders' equity                                       $ 6,318,553       $ 4,673,550
=======================================================================================================================

See accompanying notes to consolidated financial statements

                                                                           42|43

CONSOLIDATED STATEMENTS OF INCOME

year ending December 31                                                1998              1997              1996
------------------------------------------------------------------------------------------------------------------
(dollars in thousands, except per share data)
REVENUES
Net premiums                                                       $ 1,016,420       $   744,768       $   617,703
Investment income, net of related expenses                             301,780           187,084           135,809
Realized investment gains (losses), net                                  3,092               332               928
Other revenue                                                           23,200            46,009            16,720
 ..................................................................................................................
         Total revenues                                              1,344,492           978,193           771,160

BENEFITS AND EXPENSES
Claims and other policy benefits                                       797,901           569,133           463,489
Interest credited                                                      153,247            92,311            54,706
Policy acquisition costs and other insurance expenses                  188,471           148,128           118,120
Other operating expenses                                                58,021            47,406            37,495
Interest expense                                                         8,805             7,801             6,169
 ..................................................................................................................
         Total benefits and expenses                                 1,206,445           864,779           679,979
==================================================================================================================

Income before income taxes and minority interest                       138,047           113,414            91,181

Provision for income taxes
         Current                                                        22,270            22,317            19,182
         Deferred                                                       26,785            18,086            13,947
 ..................................................................................................................
         Total provision for income taxes                               49,055            40,403            33,129
==================================================================================================================

Income from continuing operations before minority interest              88,992            73,011            58,052

Minority interest in earnings of consolidated subsidiaries                (717)              430               266
 ..................................................................................................................

Income from continuing operations                                       89,709            72,581            57,786

Discontinued operations
         Loss on discontinued accident and health operations,
           net of taxes                                                (27,628)          (17,962)           (2,714)
 ..................................................................................................................
         Net income                                                $    62,081       $    54,619       $    55,072
==================================================================================================================


Earnings per share from continuing operations:
         Basic earnings per share                                  $      2.11       $      1.91       $      1.53
         Diluted earnings per share                                $      2.08       $      1.89       $      1.52

Earnings per share from net income:
         Basic earnings per share                                  $      1.50       $      1.44       $      1.45
         Diluted earnings per share                                $      1.48       $      1.42       $      1.44

Weighted average number of diluted shares outstanding
(in thousands)                                                          42,559            38,406            38,115
==================================================================================================================

See accompanying notes to consolidated financial statements.

                                                                           44|45
CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY


                                                                                    NON-VOTING       ADDITIONAL
                                                     PREFERRED        COMMON         COMMON           PAID IN          RETAINED
                                                       STOCK           STOCK          STOCK           CAPITAL          EARNINGS
-------------------------------------------------------------------------------------------------------------------------------
(dollars in thousands)
BALANCE DECEMBER 31, 1995                             $    --         $     174       $    --         $ 263,169       $  97,802
===============================================================================================================================
Comprehensive income
         Net income                                                                                                      55,072
         Other comprehensive income, net of tax
           Currency translation adjustments
           Unrealized (losses) on securities,
              net of reclassification adjustment
 ...............................................................................................................................
         Other comprehensive (loss)
Comprehensive income
Dividends to stockholders                                                                                                (5,050)
Reissuance of treasury stock                                                                              1,230

 ...............................................................................................................................
BALANCE DECEMBER 31, 1996                             $    --         $     174                       $ 264,399       $ 147,824
===============================================================================================================================

Comprehensive income
         Net income                                                                                                      54,619
         Other comprehensive income, net of tax
           Currency translation adjustments
           Unrealized gains on securities,
              net of reclassification adjustment
 ...............................................................................................................................
         Other comprehensive income
Comprehensive income
Dividends to stockholders                                                    87                             (87)         (5,758)
Purchase of treasury stock
Reissuance of treasury stock                                                                                436

 ...............................................................................................................................
Balance December 31, 1997                             $    --         $     261       $    --         $ 264,748       $ 196,685
===============================================================================================================================

Comprehensive income
         Net income                                                                                                      62,081
         Other comprehensive income, net of tax
           Currency translation adjustments
           Unrealized (losses) on securities,
              net of reclassification adjustment
-------------------------------------------------------------------------------------------------------------------------------
         Other comprehensive (loss)
Comprehensive income
Dividends to stockholders                                                   131              25            (156)         (7,254)
Issuance of non-voting stock                                                                 49         221,788
Reissuance of treasury stock                                                                                289

 ...............................................................................................................................
BALANCE DECEMBER 31, 1998                             $    --         $     392       $      74       $ 486,669       $ 251,512
===============================================================================================================================

                                                                      ACCUMULATED
                                                                         OTHER
                                                   COMPREHENSIVE    COMPREHENSIVE      TREASURY
                                                       INCOME           INCOME           STOCK            TOTAL
---------------------------------------------------------------------------------------------------------------
(dollars in thousands)
BALANCE DECEMBER 31, 1995                                             $  29,274       $ (13,490)      $ 376,929
===============================================================================================================
Comprehensive income
         Net income                                   $  55,072                                          55,072
         Other comprehensive income, net of tax
           Currency translation adjustments              (1,800)                                         (1,800)
           Unrealized (losses) on securities,
              net of reclassification adjustment         (4,645)                                         (4,645)
 ...............................................................................................................
         Other comprehensive (loss)                      (6,445)         (6,445)
Comprehensive income                                     48,627
Dividends to stockholders                                                                                (5,050)
Reissuance of treasury stock                                                              3,822           5,052

 ...............................................................................................................
BALANCE DECEMBER 31, 1996                                             $  22,829       $  (9,668)      $ 425,558
===============================================================================================================

Comprehensive income
         Net income                                   $  54,619                                          54,619
         Other comprehensive income, net of tax
           Currency translation adjustments              (2,665)                                         (2,665)
           Unrealized gains on securities,
              net of reclassification adjustment         38,925                                          38,925
 ...............................................................................................................
         Other comprehensive income                      36,260          36,260
Comprehensive income                                     90,879
Dividends to stockholders                                                                                (5,758)
Purchase of treasury stock                                                              (12,877)        (12,877)
Reissuance of treasury stock                                                              1,083           1,519

 ...............................................................................................................
BALANCE DECEMBER 31, 1997                             $               $  59,089       $ (21,462)      $ 499,321
===============================================================================================================

Comprehensive income                                  $  62,081                                          62,081
         Net income
         Other comprehensive income, net of tax
           Currency translation adjustments              (6,767)                                         (6,767)
           Unrealized (losses) on securities,
              net of reclassification adjustment        (22,017)                                        (22,017)
 ...............................................................................................................
         Other comprehensive (loss)                     (28,784)        (28,784)
Comprehensive income                                     33,297
Dividends to stockholders                                                                                (7,254)
Issuance of non-voting stock                                                                            221,837
Reissuance of treasury stock                                                                987           1,276

 ...............................................................................................................
BALANCE DECEMBER 31, 1998                                             $  30,305       $ (20,475)      $ 748,477
===============================================================================================================


See accompanying notes to consolidated financial statements

CONSOLIDATED STATEMENTS OF CASH FLOWS


year ending December 31                                                     1998                1997              1996
-----------------------------------------------------------------------------------------------------------------------
(dollars in thousands)
OPERATING ACTIVITIES
Net income                                                              $    62,081       $    54,619       $    55,072
Adjustments to reconcile net income to net cash
provided by operating activities:
   Change in:
         Accrued investment income                                          (28,523)          (11,125)           (5,660)
         Premiums receivable                                                (55,687)          (44,228)            8,214
         Deferred policy acquisition costs                                  (65,393)          (59,485)          (47,122)
         Funds withheld                                                     (43,759)          (17,204)           (2,053)
         Reinsurance ceded balances                                          49,204          (246,095)            4,422
         Future policy benefits, other policy claims and benefits,
           and other reinsurance balances                                   461,123           722,286           258,562
         Deferred income taxes                                               27,767            15,575            13,695
         Other assets and other liabilities                                 (32,914)           31,570           (20,978)
   Amortization of goodwill and value of business acquired                    1,484             1,322             1,233
   Amortization of net investment discounts                                 (20,611)          (15,471)           (9,071)
   Realized investment gains, net                                            (3,091)             (334)             (930)
   Minority interest in earnings                                                724               702               302
   Other, net                                                                (3,258)            1,295             1,297
-----------------------------------------------------------------------------------------------------------------------
Net cash provided by operating activities                                   349,147           433,427           256,983

Investing Activities
Sales of investments:
   Fixed maturity securities-Available for sale                             495,589           301,685           135,110
   Mortgage loans                                                             3,416            42,306              --
Maturities of fixed maturity securities-Available for sale                  109,577           246,814           189,969
Purchases of fixed maturity securities-Available for sale                (1,860,673)       (1,456,450)         (917,743)
Cash invested in:
   Mortgage loans                                                           (75,281)         (115,937)          (89,237)
   Policy loans                                                             (50,987)          (57,026)          (79,424)
Funds withheld at interest                                                 (194,373)          (35,464)          (28,108)
Principal payments on:
   Mortgage loans                                                             7,088             6,045             4,739
   Policy loans                                                              17,335             3,158              --
Change in short-term and other invested assets                              (54,051)         (190,939)          (29,791)
Investment in joint venture and purchase of subsidiary stock                   --                --              (3,207)
-----------------------------------------------------------------------------------------------------------------------
Net cash used in investing activities                                    (1,602,360)       (1,255,808)         (817,692)

FINANCING ACTIVITIES
Dividends to stockholders                                                    (7,254)           (5,758)           (5,050)
Proceeds from stock offering                                                221,837              --                --
Purchase of treasury stock                                                     --             (12,877)             --
Reissuance of treasury stock                                                    987             2,105             4,029
Excess deposits on universal life and other investment type
   policies and contracts                                                 1,016,245           861,352           450,079
Proceeds from long-term debt issuance                                          --               1,857           106,403
-----------------------------------------------------------------------------------------------------------------------
Net cash provided by financing activities                                 1,231,815           846,679           555,461
Effect of exchange rate changes                                                 (31)              (48)              135
-----------------------------------------------------------------------------------------------------------------------
Change in cash and cash equivalents                                         (21,429)           24,250            (5,113)
Cash and cash equivalents, beginning of period                               37,395            13,145            18,258
-----------------------------------------------------------------------------------------------------------------------
Cash and cash equivalents, end of period                                $    15,966       $    37,395       $    13,145
=======================================================================================================================


See accompanying notes to consolidated financial statements.

                                                                           46|47

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


         NOTE 1. ORGANIZATION
         Reinsurance Group of America, Incorporated ("RGA") is an insurance holding company formed December 31, 1992. GenAmerica Corporation, a wholly owned subsidiary of General American Mutual Holding Company and the parent corporation of General American Life Insurance Company ("General American") beneficially owned approximately 64% of RGA's outstanding voting shares and approximately 53% of all shares outstanding at December 31, 1998. The consolidated financial statements include the assets, liabilities, and results of operations of RGA; Reinsurance Company of Missouri, Incorporated ("RCM"); RGA Australian Holdings Pty, Limited ("Australian Holdings"); RGA Reinsurance Company (Barbados) Ltd. ("RGA Barbados"); RGA International, Ltd. (RGA International), a Canadian marketing and insurance holding company, RGA Sudamerica, S.A., a Chilean holding company; RGA Holdings Limited (U.K.) ("RGA UK"), a United Kingdom holding company; General American Argentina Seguros de Vida, S.A., formerly known as Manantial Seguros de Vida, S.A. ("GA Argentina"), an Argentine life insurance company; and RGA South African Holdings (Pty) Ltd ("RGA South Africa"), a South African holding company. In addition, the consolidated financial statements include the subsidiaries of RCM, Australian Holdings, RGA International, RGA UK, RGA Sudamerica, S.A., and RGA South Africa subject to an ownership position of fifty percent or more (collectively, the "Company").
         The Company is primarily engaged in life reinsurance and international life and disability on a direct and reinsurance basis. Reinsurance is an arrangement under which an insurance company, the reinsurer, agrees to indemnify another insurance company, the ceding company, for all or a portion of the insurance risks underwritten by the ceding company. Reinsurance is designed to
(i) reduce the net liability on individual risks, thereby enabling the ceding company to increase the volume of business it can underwrite, as well as increase the maximum risk it can underwrite on a single life or risk; (ii) stabilize operating results by leveling fluctuations in the ceding company's loss experience; (iii) assist the ceding company to meet applicable regulatory requirements; and (iv) enhance the ceding company's financial strength and surplus position.

         NOTE 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
         Consolidation and Basis of Presentation. The consolidated financial statements of the Company have been prepared in accordance with generally accepted accounting principles for stock life insurance companies. The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the reported amounts of revenues and expenses during the reporting period. Accounts that the Company deems to be sensitive to changes in estimates include deferred policy acquisition costs, premiums receivable, future policy benefits, and other policy claims and benefits. In all instances, actual results could differ materially from such estimates and assumptions.
         The accompanying financial statements consolidate the accounts of RGA and its subsidiaries, both direct and indirect, subject to an ownership position of fifty percent or more. Unconsolidated entities with an ownership position less than fifty percent are recorded on the equity method of accounting. All significant intercompany balances and transactions have been eliminated.
         Investments. Fixed maturities available for sale are reported at fair value and are so classified based upon the possibility that such securities could be sold prior to maturity if that action enables the Company to execute its investment philosophy and appropriately match investment results to operating and liquidity needs.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

         Impairments in the value of securities held by the Company, considered to be other than temporary, are recorded as a reduction of the carrying value of the security, and a corresponding realized capital loss is recognized in the consolidated statements of income. The Company's policy is to recognize such an impairment when the projected cash flows of these securities have been reduced on other than a temporary basis so that the realizable value is reduced to an amount less than the carrying value.
         Mortgage loans are carried at unpaid principal balances, net of any unamortized premium or discount and valuation allowances. Valuation allowances on mortgage loans are being established based upon losses expected by management to be realized in connection with future dispositions or settlement of mortgage loans, including foreclosures. The valuation allowances are being established after management considers, among other things, the value of underlying collateral and payment capabilities of debtors.
         Policy loans are reported at the unpaid principal balance.
         Other invested assets, which consist primarily of Chilean common stocks and derivatives, are carried at fair value.
         The Company has a variety of reasons to use derivative instruments, such as to attempt to protect the Company against possible changes in the market value of its investment portfolio as a result of interest rate changes and to manage the portfolio's effective yield, maturity, and duration. The Company does not invest in derivatives for speculative purposes. Upon disposition, a realized gain or loss is recognized accordingly, except when exercising an option contract or taking delivery of a security underlying a futures contract. In these instances, the recognition of gain or loss is postponed until the disposal of the security underlying the option or futures contract. The Company uses both exchange-traded and customized over-the-counter derivative financial instruments. The Company's use of exchange-traded and customized over-the-counter derivatives is currently not significant.
         Summarized below are the specific types of derivative instruments used by the Company.
         Interest rate swaps: The Company manages interest rate risk on certain contracts, primarily through the utilization of interest rate swaps. Under interest rate swaps, the Company agrees with counterparties to exchange, at specified intervals, the payments between floating and fixed-rate interest amounts calculated by reference to notional amounts. Net interest payments are recognized within net investment income in the consolidated statements of operations.
         Foreign Currency Swaps and Cross Currency Swaps: Under foreign currency swaps, the Company agrees with other parties to exchange, at specified intervals, the difference between two currencies on an exchange rate basis with the interest amounts calculated by reference to an agreed notional principal amount. Under cross currency swaps, the Company swaps the difference between two currencies and between floating and fixed-rate interest amounts calculated by reference to notional amounts. The Company uses this technique for foreign denominated assets to match dollar denominated liabilities of various fixed income products. Net interest payments are recognized within net investment income in the consolidated statements of operations.
         Call Options: Currently, the Company buys both exchange-traded and over-the-counter options based on the S&P 500 Index to support a portfolio of equity-indexed annuity policies. An equity-indexed annuity is a product under which contract-holders receive a minimum guaranteed value and also participate in stock market appreciation. Options are marked to market value quarterly. The change in value is reflected in investment income to assure proper matching of the hedge to changes in the liability. The amounts involved are not material.
         The Company is exposed to credit-related risk in the event of nonperformance by counterparties to financial instruments but does not expect any counterparties to fail to meet their obligations. Where appropriate, master netting agreements are arranged and collateral is obtained in the form of rights to securities to lower the Company's exposure to credit risk. It is the Company's policy to deal only with highly rated companies. There are not any significant concentrations with counterparties. RGA has established minimum credit quality standards for counterparties and seeks to obtain collateral or other credit support.
         Investment income is recognized as it accrues or is legally due. Realized gains and losses on sales of investments are included in net income, as are write-downs of securities where declines in value are deemed to be other than temporary in nature. The cost of investment securities sold is determined based upon the specific identification method. Unrealized gains and losses on marketable equity securities and fixed maturity securities, less applicable

                                                                           48|49


deferred income taxes, are reflected as a direct charge or credit to accumulated other comprehensive income in stockholders' equity on the consolidated balance sheet.
         Additional Information Regarding Statements of Cash Flows. Cash and cash equivalents include cash on deposit and highly liquid debt instruments purchased with an original maturity of three months or less. The consolidated statement of cash flows includes the results of the discontinued operations in net cash from operations for all years presented as the impact of the discontinued operations on cash flows is not considered material.
         Funds Withheld. Funds withheld represent amounts contractually withheld by ceding companies in accordance with reinsurance agreements. For agreements written on a coinsurance basis, assets equal to the net statutory reserves are withheld and legally owned by the ceding company and are reflected as funds withheld at interest on the balance sheet. Interest accrues to these assets at an implicit rate as defined by the treaty.
         For reinsurance transactions executed prior to December 31, 1994, assets and liabilities related to treaties written on a modified coinsurance basis with funds withheld are reported gross. For reinsurance transactions executed after December 31, 1994, assets and liabilities from reinsurance agreements written on a modified coinsurance basis with funds withheld have been netted and included in other reinsurance balances on the consolidated balance sheet, since a right of offset exists.
         Deferred Policy Acquisition Costs. Costs of acquiring new business, which vary with and are primarily related to the production of new business, have been deferred to the extent that such costs are deemed recoverable from future premiums or gross profits. Such costs include commissions and allowances as well as certain costs of policy issuance and underwriting. Periodically, the Company performs tests to determine that the cost of business acquired remains recoverable.
         Deferred costs related to traditional life insurance are amortized over the premium paying period of the related policies in proportion to the ratio of annual premium revenues to total anticipated premium revenues. Such anticipated premium revenues are estimated using the same assumptions used for computing liabilities for future policy benefits.
         Deferred costs related to interest-sensitive life and investment-type policies are amortized over the lives of the policies, in relation to the present value of estimated gross profits from mortality, investment income, and expense margins.
         Other Reinsurance Balances. The Company assumes and retrocedes financial reinsurance contracts which represent low mortality risk reinsurance treaties. These contracts are reported as deposits and included in other reinsurance assets/liabilities. The amount of revenue reported on these contracts represents fees and the cost of insurance under the terms of the reinsurance agreement. Balances resulting from the assumption and/or subsequent transfer of benefits and obligations resulting from cash flows related to variable annuities have also been classified as other reinsurance balance assets and/or liabilities.
         Goodwill and Value of Business Acquired. Goodwill representing the excess of purchase price over the fair value of net assets acquired is amortized on a straight-line basis over ten to twenty years. The value of business acquired is amortized in proportion to the ratio of annual premium revenues to total anticipated premium revenues. Anticipated premium revenues have been estimated using assumptions consistent with those used in estimating reserves for future policy benefits. The excess of purchase price over the fair value of net assets acquired and goodwill was approximately $7,377,000 and $9,050,000 at December 31, 1998 and 1997, respectively. These balances are included in other assets on the consolidated balance sheets. The carrying value is reviewed periodically for indicators of impairment in value.
         Future Policy Benefits and Interest-Sensitive Contract Liabilities. Liabilities for future benefits on life policies are established in an amount adequate to meet the estimated future obligations on policies in force. Liabilities for future policy benefits under long-term life insurance policies have been computed based upon expected investment yields, mortality and withdrawal rates, and other assumptions. These assumptions include a margin for adverse deviation and vary with the characteristics of the plan of insurance, year of issue, age of insured, and other appropriate factors. Interest rates range from 6.5% to 11.0%. The mortality and withdrawal assumptions are based on the Company's experience as well as industry experience and standards. Liabilities for future benefits on interest-sensitive life and investment-type contract liabilities are carried at the accumulated contract holder values without reduction for potential surrender or withdrawal charges.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

         Other Policy Claims and Benefits. Claims payable for incurred but not reported losses are determined using case basis estimates and lag studies of past experience. These estimates are periodically reviewed and required adjustments to such estimates are reflected in current operations. The Company has no material policy claims liability balances that would require fair value disclosure under Statement of Financial Accounting Standards No. 107.
         Other Liabilities. Liabilities primarily related to investments in transit, separate accounts, lines of credit, employee benefits, and current federal income taxes payable are included in other liabilities on the consolidated balance sheet.
         Investment Contracts. The Company began reinsuring asset-intensive products, including stable value products, annuities and bank-owned life insurance, on a coinsurance basis in 1995. The product investment portfolios are segregated within the general fund of RGA Reinsurance. The stable value portfolio is primarily invested in fixed maturity securities classified as available for sale and has an effective duration of one year or less. The liabilities for the asset-intensive reinsurance contracts are included in interest sensitive contract liabilities on the consolidated balance sheet.
         Income Taxes. Historically, RGA and its U.S. subsidiaries have filed separate federal income tax returns. For the purpose of filing U.S. tax returns, RGA Barbados is also considered a U.S. taxpayer. For 1998, RGA and its U.S. subsidiaries may elect to file a consolidated U.S. tax return for the first time. This election must be made by the filing date of the 1998 tax return, September 15, 1999. Once elected, consolidated income tax returns are generally required for all future years. It is anticipated that the Company will make the consolidated filing election for 1998. The U.S. consolidated tax return will include RGA, RGA Reinsurance Company ("RGA Reinsurance"), RCM and Fairfield Management Group, Incorporated ("Fairfield"). The Company's Argentine, Australian, Bermudan, Canadian, Chilean, Malaysian, South African and United Kingdom subsidiaries are taxed under applicable local statutes.
         For all years presented the Company uses the asset and liability method to record deferred income taxes. Accordingly, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases, using enacted tax rates.
         Foreign Currency Translation. The functional currency is the Argentine peso for the Company's Argentine operations, the Australian dollar for the Company's Australian operations, the Canadian dollar for the Company's Canada operations, the Chilean peso for the Company's Chilean operations, and the British Pound Sterling for the Company's United Kingdom operations. The translation of the foreign currency into U.S. dollars is performed for balance sheet accounts using current exchange rates in effect at the balance sheet date and for revenue and expense accounts using a weighted average exchange rate during each year. Gains or losses, net of deferred taxes, resulting from such translation are included in accumulated other comprehensive income in stockholders' equity on the consolidated balance sheet.
         Retrocession Arrangements. The Company reports retrocession activity on a gross basis. Amounts paid or deemed to have been paid for reinsurance are reflected in reinsurance ceded receivables. The cost of reinsurance related to long-duration contracts is recognized over the terms of the reinsured policies on a basis consistent with the reporting of those policies.
         In the normal course of business, the Company seeks to limit its exposure to loss on any single insured and to recover a portion of benefits paid by ceding reinsurance to other insurance enterprises or reinsurers under excess coverage and coinsurance contracts. The Company retains a maximum of $2.5 million of coverage per individual life. RGA Reinsurance has a number of retrocession arrangements whereby certain business in force is retroceded on an automatic or facultative basis. The Company also retrocedes most of its financial reinsurance business to other insurance companies to alleviate the strain on statutory surplus created by this business.
         Generally, RGA's insurance subsidiaries retrocede amounts in excess of their retention to RGA Reinsurance. Retrocessions are arranged through RGA Reinsurance's retrocession pool for amounts in excess of its retention.

                                                                           50|51

A majority of the U.S. retrocessionaires was rated A- or better by the A.M. Best Company as of December 31, 1997. Also, six of the twelve international retrocessionaires were reviewed by A.M. Best since December 1996 and rated A- or better. In addition, the Company performs annual financial and in force reviews of its domestic and international retrocessionaires to evaluate financial stability and performance. For a majority of the retrocessionaires that were not rated, security in the form of letters of credit or trust assets have been given by retrocessionaires as additional security in favor of RGA Reinsurance.
         RGA Reinsurance has never experienced a material default in connection with retrocession arrangements, nor has it experienced any difficulty in collecting claims recoverable from retrocessionaires; however, no assurance can be given as to the future performance of such retrocessionaires or as to recoverability of any such claims.
         Recognition of Revenues and Related Expenses. Revenues and expenses are reported gross, except that initial reserves are netted against premiums when an in force block of business is reinsured. Life and health premiums are recognized as revenue over the premium paying periods of the policies. Benefits and expenses are associated with earned premiums so that profits are recognized over the life of the related contract. This association is accomplished through the provision for future policy benefits and the amortization of deferred policy acquisition costs. Other revenue includes items such as treaty recapture fees, profit and risk fees associated with financial reinsurance as well as earnings in unconsolidated subsidiaries.
         Revenues for interest-sensitive and investment-type products consist of investment income, policy charges for the cost of insurance, policy administration, and surrenders that have been assessed against policy account balances during the period. Interest-sensitive contract liabilities for these products represent policy account balances before applicable surrender charges. Deferred policy acquisition costs are recognized as expenses over the term of the policies. Policy benefits and claims that are charged to expenses include claims incurred in the period in excess of related policy account balances and interest credited to policy account balances. The weighted average interest-crediting rates for interest-sensitive products were 6.2%, 6.8%, and 6.7%, during 1998, 1997, and 1996, respectively. Interest crediting rates for investment-type contracts ranged from 5.4% to 6.5% during 1998 and from 5.7% to 6.2% during 1997 and 1996.
         Net Earnings Per Share. Net earnings per share were calculated based on the provisions of Statement of Financial Accounting Standards ("SFAS") No. 128, "Earnings Per Share." Basic earnings per share excludes any dilutive effects of options, warrants and convertible securities. Diluted earnings per share includes the dilutive effects assuming outstanding stock options were exercised. All share and earnings per share information has been adjusted to reflect the three-for-two stock split in the form of dividends that were paid on February 26, 1999, and on August 29, 1997.
         New Accounting Standards. In June 1997, the Financial Accounting Standards Board issued SFAS No. 130, "Reporting Comprehensive Income," effective for years beginning after December 15, 1997. SFAS No. 130 establishes standards for reporting and display of comprehensive income and its components (revenues, expenses, gains and losses) in a full set of general-purpose financial statements. The most significant items of comprehensive income are net income, the change in unrealized gains and losses on securities, and the change in foreign currency translation. Both the change in unrealized gains and losses on securities and the change in foreign currency translation historically have been reported as a component of stockholders' equity. The adoption of SFAS No. 130 does not affect results of operations or financial position, but affects their presentation and disclosure. The Company adopted SFAS No. 130 as of January 1, 1998, and has presented accumulated other comprehensive income on the consolidated balance sheet. Changes in comprehensive income are reflected in the statement of stockholders' equity and in Note 19 in the Notes to the Consolidated Financial Statements.
         In June 1997, the Financial Accounting Standards Board issued SFAS No.
131. "Disclosure about Segments of an Enterprise and Related Information," effective for years beginning after December 15, 1997. SFAS No. 131 requires that a public company report financial and descriptive information about its reportable operating segments

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

pursuant to criteria that differ from current accounting practice. Operating segments, as defined, are components of an enterprise about which separate financial information is available that is evaluated regularly by the chief operating decision-maker in deciding how to allocate resources and in assessing performance. The adoption of SFAS No. 131 will not affect the Company's results of operations or financial position, but will affect the disclosure of segment information. The Company adopted SFAS No 131 as of December 31, 1998. Segment information is provided in the Management's Discussion and Analysis of Financial Condition and Note 16 in the Notes to the Consolidated Financial Statements.
         In June 1998, the Financial Accounting Standards Board issued SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities," effective for fiscal years beginning after June 15, 1999 and is effective for interim periods in the initial year of adoption. SFAS No. 133 requires companies to record derivatives on the balance sheet as assets or liabilities, measured at fair value. It also requires that gains or losses resulting from changes in the values of those derivatives be reported depending on the use of the derivative and whether it qualifies for hedge accounting. The Company has not yet determined the effect, if any, of the implementation of SFAS No. 133 on the results of operation, financial position, or liquidity. The Company plans to adopt the provisions of SFAS No. 133 in 2000.
         Reclassification. The Company has reclassified the presentation of certain prior period information to conform to the 1998 presentation.

         NOTE 3. STOCK OFFERING
         In June 1998, RGA completed a public offering in which it sold 7,417,500 shares of non-voting common stock, after split, traded on the New York Stock Exchange under the symbol RGA.A. The offering was priced to the public at $31.33 per share and provided net proceeds of approximately $221.8 million.

         NOTE 4. DIVIDENDS
         RGA paid cash dividends on common shares of $0.17 per share in 1998, $0.15 per share in 1997, and $0.13 per share in 1996.

         NOTE 5. INVESTMENTS
         Major categories of net investment income consist of the following (in thousands):

year ending December 31                                               1998            1997           1996
 ...................................................................................................................

Fixed maturity securities                                    $    234,465    $     132,284   $     91,702
Mortgage loans                                                      9,705            5,335          2,510
Policy loans                                                       37,807           34,326         29,116
Short-term investments                                              9,033            4,164          3,523
Funds withheld at interest                                         13,373           11,976          9,813
Other                                                                 309              688            406
 ...................................................................................................................
Investment revenue                                                304,692          188,773        137,070
Investment expense                                                  2,912            1,689          1,261
 ...................................................................................................................

         Net investment income                               $    301,780    $     187,084   $    135,809
===================================================================================================================

                                                                           52|53

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

         The amortized cost, gross unrealized gains and losses, and estimated fair values of investments in fixed maturity securities at December 31, 1998 and 1997 are as follows (in thousands):

                                                  AMORTIZED      UNREALIZED     UNREALIZED           FAIR
1998                                                   COST           GAINS         LOSSES          VALUE
 ...................................................................................................................
Available for sale
         Commercial and industrial             $   1,427,522   $     41,869   $     32,007    $ 1,437,384
         Mortgage-backed securities                  643,039          8,098         23,358        627,779
         Asset-backed securities                     391,226          4,363          2,050        393,539
         Finance                                     334,575          4,747         16,504        322,818
         U.S. government and agencies                302,237          5,129          1,674        305,692
         Public utilities                            233,293         48,607          1,987        279,913
         Canadian government                         199,140         56,977            756        255,361
         Chilean government and agencies              63,675             38          3,570         60,143
         Other foreign governments                     8,601              -             96          8,505
         Argentine government and agencies             5,916              -              -          5,916
         Australian government agencies                4,378            189              -          4,567
 ...................................................................................................................
                                               $   3,613,602   $    170,017   $     82,002    $ 3,701,617
===================================================================================================================

                                                  AMORTIZED      UNREALIZED     UNREALIZED           FAIR
1997                                                   COST           GAINS         LOSSES          VALUE
 ...................................................................................................................
Available for sale
         Mortgage backed securities            $     889,319   $      9,639   $     12,169    $   886,789
         Commercial and industrial                   747,505         24,733          5,890        766,348
         Finance                                     300,527          6,228            773        305,982
         Canadian provinces and municipalities       147,098         65,283            740        211,641
         Public utilities                            126,355         19,668            161        145,862
         U.S. government and agencies                 90,902          1,627            330         92,199
         Asset-backed securities                      59,694            949              -         60,643
         Chilean government and agencies              27,265              -              -         27,265
         Canadian government                          19,779          3,602              7         23,374
         Australian government agencies                7,412            323              -          7,735
         Argentine government and agencies               452              -              -            452
 ...................................................................................................................
                                               $   2,416,308   $    132,052   $     20,070    $ 2,528,290
===================================================================================================================

         There were no investments in any entity in excess of 10% of stockholders' equity at December 31, 1998 or 1997, other than investments issued or guaranteed by the U.S. government.
         The cost of equity investments that are included in other invested assets at December 31, 1998 and 1997, was approximately $16.8 million and $12.1 million, respectively. The cost of the derivative financial instruments at December 31, 1998, and 1997, respectively, was $4.4 million and $3.2 million.
         The amortized cost and estimated fair value of fixed maturity investments at December 31, 1998 are shown by contractual maturity for all securities except, U.S. Government agencies mortgage-backed securities, which are distributed to maturity year based on the Company's estimate of the rate of future prepayments of principal over the remaining lives of the securities. These estimates are developed using prepayment rates provided in broker consensus data. Such estimates are derived from prepayment rates experienced at the interest rate levels projected for the applicable underlying collateral and can be expected to vary from actual experience.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

         At December 31, 1998, the contractual maturities of investments in fixed maturity securities were as follows (in thousands):

                                                                                 AMORTIZED           FAIR
                                                                                      COST          VALUE
 ...................................................................................................................
Available for sale
         Due in one year or less                                              $     51,369    $    51,407
         Due after one year through five years                                     452,958        463,604
         Due after five years through ten years                                    858,915        869,589
         Due after ten years                                                     1,607,321      1,689,239
         Mortgage-backed securities                                                643,039        627,778
 ...................................................................................................................
                                                                              $  3,613,602    $ 3,701,617
===================================================================================================================

         Included in net realized losses is a permanent write-down of two fixed maturity securities of approximately $0.8 million during 1998 and one fixed maturity of approximately $2.5 million in 1997. Net realized gains from sales of investments in fixed maturity securities and equity securities, all of which represent activity in the investments held for sale, consist of the following (in thousands):

year ending December 31                                               1998            1997           1996
 ...................................................................................................................
Fixed maturities:
         Realized gains                                       $      4,082    $      4,120   $      5,182
         Realized losses                                            (1,064)         (3,789)        (3,972)
Other                                                                   74               3           (280)
 ...................................................................................................................
Net gains                                                     $      3,092    $        334   $        930
Less:  Discontinued operations                                           -              (2)            (2)
 ...................................................................................................................
Net gains from continuing operations                          $      3,092    $        332   $        928
===================================================================================================================

         Securities with an amortized cost of $2,970,000 and $2,370,000 were on deposit with various state or governmental insurance departments to comply with applicable insurance laws at December 31, 1998 and 1997, respectively. Securities with an amortized cost of $142,100,998 and $90,159,000 were held in trust in Canada at December 31, 1998 and 1997, respectively, to satisfy collateral requirements for reinsurance business conducted in Canada.
         The Company makes mortgage loans on income producing properties, such as apartments, retail and office buildings, light warehouses and light industrial facilities. Loan to value ratios at the time of loan approval are 75 percent or less for domestic and Chilean mortgages. The distribution of mortgage loans by property type as of December 31, 1998 and 1997 is as follows (dollars in thousands):

                                                             1998                         1997
                                                    CARRYING    PERCENTAGE        CARRYING    PERCENTAGE
                                                       VALUE      OF TOTAL           VALUE      OF TOTAL
 ...................................................................................................................
Property Type
Apartment                                      $       1,330         0.61%    $      1,349        0.81%
Retail                                               108,887        50.10           83,125       50.11
Office building                                       56,934        26.20           33,970       20.48
Industrial                                            33,836        15.57           27,782       16.75
Other commercial                                      16,345         7.52           19,672       11.85
 ...................................................................................................................
                                                     217,332       100.00%         165,898      100.00%
Less: Allowance                                          696                           446
 ...................................................................................................................
Total                                          $     216,636                  $    165,452
===================================================================================================================

                                                                           54|55

         All the Company's mortgage loans are amortizing loans. As of December 31, 1998 and 1997, the Company's mortgage loans were distributed as follows (in thousands):

                                                            1998                          1997
                                                    CARRYING   PERCENTAGE         CARRYING   PERCENTAGE
                                                       VALUE     OF TOTAL            VALUE     OF TOTAL
 ...................................................................................................................
United States
         Arizona                               $      16,491         7.59%    $     12,884         7.77%
         California                                   27,684        12.74           23,174        13.97
         Colorado                                      4,558         2.10            2,009         1.21
         Florida                                       1,242         0.57                -            -
         Georgia                                       3,102         1.43            3,169         1.91
         Illinois                                     12,740         5.86            4,472         2.70
         Kansas                                        8,166         3.76            1,633         0.98
         Maryland                                      7,070         3.25            5,308         3.20
         Missouri                                      7,762         3.57            7,896         4.76
         Oklahoma                                          -            -            1,602         0.96
         Nevada                                        1,545         0.71           14,236         8.58
         North Carolina                               17,381         8.00                -            -
         Pennsylvania                                  5,470         2.52            5,535         3.34
         South Carolina                                  467         0.21              476         0.29
         Texas                                         9,282         4.27                -            -
         Utah                                          1,887         0.87            1,918         1.15
         Washington                                    7,649         3.52            7,859         4.74

Chile                                                 84,836        39.03           73,727        44.44
 ...................................................................................................................

                                                     217,332       100.00%         165,898       100.00%
 ...................................................................................................................

Less: Allowance                                          696                           446
 ...................................................................................................................
Total                                          $     216,636                  $    165,452
===================================================================================================================

         All domestic mortgage loans were originated in 1998, 1997, and 1996. There were no loans delinquent at December 31, 1998. The Company recorded a valuation allowance of $696,000 and $446,000 in 1998 and 1997, respectively, to be used against possible future losses on the loan portfolio.

The maturities of the mortgage loans are as follows (in thousands):

                                                                                      1998           1997
 ...................................................................................................................

Due within one year                                                           $      1,887    $         -
Due one year through five years                                                      6,256          3,689
Due after five years                                                               209,189        162,209
 ...................................................................................................................
                                                                                   217,332        165,898
Less: Allowance                                                                        696            446
 ...................................................................................................................
Total                                                                         $    216,636    $   165,452
===================================================================================================================

         The Company participates in a securities lending program. The amounts involved during the year are not significant and the amount of loans at December 31, 1998 was $4.5 million. The Company's policy is to require collateral at 105% of the loan value.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

         NOTE 6. FAIR VALUE OF FINANCIAL INSTRUMENTS
         The following table presents the carrying amounts and estimated fair values of the Company's financial instruments at December 31, 1998 and 1997. SFAS No. 107, "Disclosures about the Fair Value of Financial Instruments," defines fair value of a financial instrument as the amount at which the instrument could be exchanged in a current transaction between willing parties (in thousands):

                                                            1998                            1997
                                                   CARRYING       ESTIMATED       CARRYING      ESTIMATED
                                                      VALUE      FAIR VALUE          VALUE     FAIR VALUE
 ...................................................................................................................
ASSETS
     Fixed maturities                          $  3,701,617    $  3,701,617   $  2,528,290    $2,528,290
     Mortgage loans                                 216,636         223,163        165,452       172,199
     Policy loans                                   513,885         513,885        480,234       480,234
     Short-term investments                         314,953         314,953        277,635       277,635
     Other invested assets                           22,704          22,617         16,977        16,977

LIABILITIES
     Interest-sensitive contract liabilities   $  2,985,515    $  2,976,256   $  1,969,270    $1,966,125
     Long-term debt and other debt                  107,994         113,951        106,830       110,970

         Publicly traded fixed maturity securities are valued based upon quoted market prices. Private placement securities are valued based on the credit quality and duration of marketable securities deemed comparable by the Company's investment advisor, which may be of another issuer. Policy loans typically carry an interest rate that is tied to the crediting rate applied to the related policy and contract reserves. The carrying value of short-term investments at December 31, 1998 and 1997 approximates fair value. Equity investments and derivative financial instruments included in other invested assets are reflected at fair value on the consolidated balance sheets.
         The fair value of the Company's interest sensitive contract liabilities is based on the cash surrender value of the liabilities, adjusted for recapture fees. The fair value of the Company's long-term debt is estimated based on quoted market prices for corporations with similar credit quality.

         NOTE 7. REINSURANCE
         Reinsurance contracts do not relieve the Company from its obligations to direct writing companies. Failure of retrocessionaires to honor their obligations could result in losses to the Company; consequently, allowances would be established for amounts deemed uncollectible. At December 31, 1998, and 1997, no allowances were deemed necessary. The Company evaluates the financial condition of its reinsurers/retrocessionaires annually.
         At December 31, 1998, there were no reinsurance premium receivables associated with a single reinsurer with a carrying value in excess of 5% of total assets.
         The effect of reinsurance on premiums and amounts earned is as follows (in thousands):

year ending December 31                                                1998           1997           1996
 ...................................................................................................................
Direct premiums and amounts assessed
   against policyholders                                      $      50,961   $     58,901    $    44,210
Reinsurance assumed                                               1,213,780        842,407        728,121
Reinsurance ceded                                                  (248,321)      (156,540)      (154,628)
 ...................................................................................................................
Net premiums and amounts earned                               $   1,016,420   $    744,768    $   617,703
===================================================================================================================

                                                                           56|57

         The effect of reinsurance on policyholder claims and other policy benefits is as follows (in thousands):

year ending December 31                                               1998            1997           1996
 ...................................................................................................................

Direct                                                        $      52,879   $     57,681    $   41,598
Reinsurance assumed                                                 981,867        700,695       476,929
Reinsurance ceded                                                  (236,845)      (189,243)      (55,038)
 ...................................................................................................................
Net policyholder claims and benefits                          $     797,901   $    569,133    $  463,489
===================================================================================================================

         The impact of reinsurance on life insurance in force is shown in the following schedule (in millions):

                                     DIRECT         ASSUMED          CEDED             NET     ASSUMED/
Life Insurance In Force                                                                            NET%
 ...................................................................................................................

December 31, 1998                  $     83   $     330,615   $      16,171   $    314,527      105.11%
December 31, 1997                        83         227,260          28,720        198,623      114.42%
December 31, 1996                        85         168,339          39,050        129,374      130.12%

         At December 31, 1998, RGA Reinsurance has provided approximately $512.9 million of statutory financial reinsurance to other insurance companies under financial reinsurance transactions to assist ceding companies in meeting applicable regulatory requirements and to enhance ceding companies' financial strength. Generally, such financial reinsurance is provided by the Company committing cash or assuming insurance liabilities, which are secured by future profits on the reinsured business. The Company has retroceded approximately $459.0 million of its assumed financial reinsurance to third party companies and $26.3 million to General American. The Company earns a fee based on the amount of net outstanding financial reinsurance

         NOTE 8. DEFERRED POLICY ACQUISITION COSTS
         The following reflects the amounts of policy acquisition costs deferred and amortized (in thousands):

year ending December 31                                               1998            1997           1996
 ...................................................................................................................
Deferred acquisition cost
         Assumed                                              $    359,946    $    297,351   $    241,978
         Retroceded                                                 (8,904)         (7,509)        (8,413)
 ...................................................................................................................
           Net                                                $    351,042    $    289,842   $    233,565
===================================================================================================================

Beginning of year                                             $    289,842    $    233,565   $    186,813
         Capitalized
           Assumed                                                 196,876         163,150        115,732
           Retroceded                                              (20,994)        (29,884)       (16,993)
         Amortized
           Assumed                                                (134,281)       (107,777)       (65,870)
           Retroceded                                               19,599          30,788         13,883
 ...................................................................................................................
End of year                                                   $    351,042    $    289,842   $    233,565
===================================================================================================================

Some reinsurance agreements involve reimbursing the ceding company for allowances and commissions. These amounts represent an investment in the reinsurance agreement, and are capitalized to the extent deemed recoverable from the future premiums and amortized against future profits of the business. This type of agreement presents a risk to the extent that the business lapses faster than originally anticipated resulting in future profits being insufficient to recover the Company's investment.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

         Note 9. Income Tax
         Income tax expense attributable to income from operations consists of the following (in thousands):

year ending December 31                                               1998            1997           1996
 ...................................................................................................................
Current income tax                                            $     16,807    $     17,755    $    16,966
Deferred income tax expense                                         23,662          15,430         10,463
Foreign current tax                                                  5,463           4,562          2,216
Foreign deferred tax                                                 3,123           2,656          3,484
 ...................................................................................................................
         Total income tax                                     $     49,055    $     40,403    $    33,129
===================================================================================================================

         Income tax expense differed from the amounts computed by applying the U.S. federal income tax rate of 35% to pre-tax income as a result of the following (in thousands):

year ending December 31                                               1998            1997           1996
 ...................................................................................................................
Computed "expected" tax expense                               $     48,316    $     39,695    $    31,913
Increase in income taxes resulting from:
     Foreign tax rate in excess of U.S. tax rate                       752             556            941
     Foreign tax credit                                             (1,194)           (594)             -
     Other, net                                                      1,181             746            275
 ...................................................................................................................
          Total tax expense                                   $     49,055    $     40,403    $    33,129
===================================================================================================================

         Total income taxes were as follows (in thousands):

year ending December 31                                               1998            1997           1996
 ...................................................................................................................

Income tax from continuing operations:                        $     49,055    $     40,403    $    33,129
Tax (benefit) on discontinued operations                           (14,939)        (11,653)        (1,442)
Income tax from stockholders' equity
     Unrealized holding gain or (loss) on debt and equity
       securities recognized for financial reporting purposes      (11,090)         26,330           (883)
     Exercise of stock options                                        (583)           (436)        (1,023)
     Foreign currency translation                                   (3,644)         (4,416)             -
 ...................................................................................................................
         Total income tax provided                            $     18,799    $     50,228    $    29,781
===================================================================================================================

                                                                           58|59

         The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and liabilities at December 31, 1998 and 1997, are presented in the following tables (in thousands):

as of December 31                                                                   1998           1997
 ...................................................................................................................
Deferred tax assets:
     Nondeductible accruals                                                   $      3,270    $     6,631
     Differences in foreign currency translation                                     8,060          4,416
     Deferred acquisition costs capitalized for tax                                 25,043         10,318
     Net operating loss                                                             46,116         39,828
 ...................................................................................................................
     Subtotal                                                                       82,489         61,193
     Valuation allowance                                                            (1,092)          (347)
 ...................................................................................................................
         Total deferred assets                                                $     81,397    $    60,846

Deferred tax liabilities:
     Deferred acquisition costs capitalized for financial reporting           $    135,704    $   101,445
     Differences between tax and financial reporting amounts
       concerning certain reinsurance transactions and reserve for policies         33,087         24,382
     Pension plan overfunding                                                          133            231
     Differences in the tax basis of cash and invested assets                       34,461         45,551
 ...................................................................................................................
     Total deferred liabilities                                                    203,385        171,609
         Net deferred liabilities                                             $    121,988    $   110,763
===================================================================================================================

         As of December 31, 1998, and 1997, a valuation allowance for deferred tax assets of approximately $1.1 million and $0.3 million respectively, was provided on the net operating losses of RGA Australia, GA Argentina, and RGA UK. The Company has not recognized a deferred tax liability for the undistributed earnings of its wholly owned domestic and foreign subsidiaries because the Company currently does not expect those unremitted earnings to become taxable to the Company in the foreseeable future. This is due to the fact that the unremitted earnings will not be repatriated in the foreseeable future, or because those unremitted earnings that may be repatriated will not be taxable through the application of tax planning strategies that management would utilize.
         During 1998, 1997, and 1996, the Company made approximately $22.9 million, $15.0 million, and $8.6 million in income tax payments, respectively. At December 31, 1998, the Company recognized deferred tax assets associated with net operating losses of approximately $131.8 million. This net operating loss is expected to be utilized in the normal course of business during the period allowed for carryforwards and in any event, will not be lost due to the application of tax planning strategies that management would utilize.

         NOTE 10. EMPLOYEE BENEFIT PLANS
         Most of the Company's U.S. employees participate in a non-contributory, multi-employer defined benefit pension plan jointly sponsored by RGA Reinsurance and General American. The benefits are based on years of service and compensation levels. RGA Reinsurance's funding policy is to contribute the maximum amount deductible for federal income tax purposes annually.
         Also, certain management individuals participate in several nonqualified defined benefit and contribution plans sponsored by General American and RGA Reinsurance. Those plans are unfunded and are deductible for federal income tax purposes when the benefits are paid. Additionally, full-time salaried employees with at least one year of service participate in a profit-sharing plan sponsored by RGA Reinsurance. The Company's contributions are tied to RGA's operating results. Contributions to that plan have been determined annually by the RGA Board of Directors and are based upon the salaries of eligible employees. Full vesting occurs after five years of continuous service.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

         The Company also provides certain health care and life insurance benefits for retired employees through a self-insured, unfunded plan. Employees become eligible for these benefits if they meet minimum age and service requirements. The retiree's cost for health care benefits varies depending upon the credited years of service. The liabilities and periodic pension costs associated with these plans are not material to the consolidated financial statements.

         NOTE 11. RELATED PARTY TRANSACTIONS
         Conning Asset Management Company ("Conning"), a majority-owned subsidiary of General American, provides investment management and advisory services to RGA, RGA Reinsurance, RGA Barbados, Australian Holdings and RGA Life Reinsurance Company of Canada ("RGA Canada"). These services are provided pursuant to agreements at the rate of 0.09% of fixed maturity assets managed and 0.22% of mortgage loans managed, payable quarterly, based on the average book value of the portfolios managed during each calendar quarter. The cost for the years ended December 31, 1998, 1997, and 1996, was approximately $2.9 million, $1.7 million, and $1.2 million, respectively. Subject to written agreements with RGA and RGA Reinsurance, General American has historically provided certain administrative services to RGA and RGA Reinsurance. Such services include legal, treasury, employee benefit, payroll, and personnel. The cost for the years ended December 31, 1998, 1997, and 1996, was approximately $2.7 million, $1.8 million, and $1.8 million, respectively. Management does not believe that the various amounts charged by Conning and General American to the Company would be materially different if they had been incurred from an unrelated third party.
         The Company has utilized the services of a consulting firm, a former principal of which is an executive officer of RGA at December 31, 1998. The Company has used the consulting firm primarily for market research and development. Payments under consulting agreements for the years ended December 31, 1998, 1997, and 1996, were approximately $0.4 million, $0.2 million, and $0.6 million, respectively.
         The Company conducts its business primarily from premises leased by RGA Reinsurance from General American. RGA Reinsurance made rental payments in 1998, 1997, and 1996 to General American, principally for office space, of approximately $1.6 million, $1.6 million, and $1.5 million, respectively.
         The Company also has direct policies and reinsurance agreements with General American and its subsidiaries. Under these agreements, the Company reflected earned premiums of approximately $(1.7) million, $32.1 million and $20.6 million in 1998, 1997, and 1996, respectively. The earned premiums reflect the net of business assumed from and ceded to General American and its subsidiaries. Underwriting gain on this business was approximately $4.9 million, $5.9 million, and $1.2 million in 1998, 1997, and 1996, respectively. Also, the Company's stable value products are reinsured from General American. Deposits from stable value products totaled approximately $700.9 million and $483.0 million during 1998 and 1997, respectively. In addition, the Company entered into annuity reinsurance transactions during the second quarter of 1997 with Cova Financial Services Life Insurance Company, a subsidiary of General American. Deposits related to this business were $112.7 million and $124.4 million in 1998 and 1997, respectively.
         The Company and General American were parties to shareholder agreements with the minority shareholders of Fairfield, which afforded the minority shareholders certain preferential shareholder rights (put and first refusal rights) which were exercised by the minority shareholders on January 1, 1998. The Company established a reserve of $3,000,000 in 1997 for expenses associated with intangible assets expected to arise from the exercise of the preferential shareholder rights. During 1998, the Company recorded an additional expense of $0.4 million in final settlement of the stockholder rights. Fairfield is now wholly owned by RGA Reinsurance.

                                                                           60|61

         NOTE 12. LEASE COMMITMENTS
         The Company leases office space and furniture and equipment under non-cancelable operating lease agreements, which expire at various dates. Future minimum office space annual rentals under non-cancelable operating leases at December 31, 1998 are as follows:

1999                                                                                     $      3,593,073
 ...................................................................................................................
2000                                                                                            3,438,509
 ...................................................................................................................
2001                                                                                            3,145,771
 ...................................................................................................................
2002                                                                                            2,995,247
 ...................................................................................................................
2003                                                                                            2,891,806
 ...................................................................................................................

         Rent expenses amount to approximately $2,819,000, $2,885,000, and $2,551,000 for the years ended December 31, 1998, 1997, and 1996, respectively.
         The Company entered into a new lease on December 28, 1998, to move its principal offices in St. Louis, Missouri. The lease commences July 1, 1999, and future lease payments are included in the table above.

         NOTE 13. FINANCIAL CONDITION AND NET INCOME ON A STATUTORY BASIS-SUBSIDIARIES
         The statutory basis financial condition of RGA Reinsurance and RGA Canada, as of December 31, 1998 and 1997 was as follows (in thousands):

                                                          RGA REINSURANCE                  RGA CANADA
                                                       1998           1997            1998           1997
 ...................................................................................................................
Admitted assets                                $  5,666,154   $   3,430,501   $    586,502    $   347,778
Liabilities                                       5,306,531       3,181,169        482,554        283,314
 ...................................................................................................................
Total capital and surplus                      $    359,623   $     249,332   $    103,948    $    64,464
===================================================================================================================

The statutory basis net income of RGA Reinsurance and RGA Canada for the periods indicated was as follows (in thousands):

                                  RGA REINSURANCE                                 RGA CANADA
                        1998           1997            1996            1998           1997           1996
 ...................................................................................................................
Net income     $     12,785    $     12,059    $     25,988   $       6,855   $     12,512    $     4,389
===================================================================================================================

         RGA Reinsurance is subject to statutory regulations that restrict the payment of dividends. It may not pay dividends in any 12-month period in excess of the greater of the prior year's statutory operating income or 10% of capital and surplus at the preceding year-end, without regulatory approval. Accordingly, dividends from RGA Reinsurance to its parent in 1999 are limited to $36.0 million without such regulatory approval. The maximum amount available for dividends by RGA Canada under the Canadian Minimum Continuing Capital and Surplus Requirements ("MCCSR") is $26.6 million.

         NOTE 14. COMMITMENTS AND CONTINGENT LIABILITIES
         From time to time, the Company is subject to litigation and arbitration related to its reinsurance business and to employment-related matters in the normal course of its business. Management does not believe that the Company is a party to any such pending litigation or arbitration, which would have a material adverse effect on its future operations.
         The Company has obtained letters of credit in favor of various affiliated and unaffiliated insurance companies from which the Company assumes business. This allows the ceding company to take statutory reserve credit. The letters of credit issued by banks represent a guarantee of performance under the reinsurance agreements. At December 31, 1998, there were approximately $17,882,000 of outstanding bank letters of credit in favor of unaffiliated entities and $17,500,000 in favor of General American.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

         NOTE 15. FINANCING ACTIVITIES
         On March 19, 1996, RGA issued 7 1/4% Senior Notes with a face value of $100,000,000 in accordance with Rule 144A of the Securities Act of 1933, as amended. The net proceeds from the offering were approximately $98,943,000, and interest is payable semiannually on April 1 and October 1, with the principal amount due April 1, 2006. The ability of the Company to make debt principal and interest payments as well as make dividend payments to shareholders is ultimately dependent on the earnings and surplus of subsidiaries, investment earnings on the undeployed debt proceeds, and the ability of the Company to raise additional funds. The transfer of funds from the insurance subsidiaries to RGA is subject to applicable insurance laws and regulations. In addition, the debt agreement contains certain restrictions related to liens and the issuance and disposition of stock of restricted subsidiaries. The Company must also comply with specific reporting requirements with notices given to the fiscal agent at prescribed dates. As of December 31, 1998, the Company was in compliance with all covenants under this debt agreement. The Company also has access to a line of credit, of which $15.0 million was drawn upon at December 31, 1998. Interest is based on LIBOR plus 0.30%. This liability is included in other liabilities on the balance sheet at December 31, 1998.
         On January 8, 1996, Australian Holdings established a $15,894,000 unsecured, three month, revolving line of credit. The debt is guaranteed by the Company and is utilized to provide operating capital to RGA Australia. The outstanding balance as of December 31, 1998 and 1997 was $8,878,000 and $7,804,000, respectively, which approximates fair value. Principal repayments are due in April 1999 and are expected to be renewed under the terms of the line of credit. Interest is paid every three months at a variable rate with a rate of 5.18% as of December 31, 1998. This agreement contains various restrictive covenants, which primarily pertain to limitations on the quality and types of investments, minimum requirements of net worth, and minimum rating requirements. Additionally, the Company must comply with several financial covenant restrictions under the revolving credit agreement which include defined ratios of consolidated funded debt to total capitalization for RGA and for Australian Holdings. As of December 31, 1998, the Company was in compliance with all covenants under the debt agreements.
         Interest paid on debt during 1998, 1997, and 1996 was $8,805,000, $7,801,000, and $6,169,000 respectively.

         NOTE 16. SEGMENT INFORMATION
         The Company has five main operational segments segregated primarily by geographic region: U.S., Canada, Latin America, Asia Pacific, and other international operations. The U.S. operations provide traditional life reinsurance and non-traditional reinsurance to domestic clients. Non-traditional business includes asset-intensive and financial reinsurance. Asset-intensive products include reinsurance of the stable value products, corporate-owned and bank-owned life insurance, and annuities. The Canada operations provide insurers with traditional reinsurance as well as assistance with capital management activity. The Latin America operations include direct life insurance through a joint venture and subsidiaries in Chile and Argentina. The Latin America operations also include traditional reinsurance and reinsurance of privatized pension products, primarily in Argentina. Asia Pacific operations provide primarily traditional life reinsurance through RGA Australia and RGA Reinsurance. Other international operations include traditional business from Europe and South Africa, in addition to other markets being developed by the Company. The operational segment results do not include the corporate investment activity, general corporate expenses and interest expense of RGA. In addition, the Company's discontinued accident and health operations are not reflected in the continuing operations of the Company.
         The accounting policies of the segments are the same as those described in the Summary of Significant Accounting Policies in Note 2. The Company allocates the invested asset base, which includes total investments, cash, and accrued investment income, to the segments based on regulatory capital requirements. The Company measures segment performance based on profit or loss from operations before income taxes and minority interest. There are no intersegment transactions and the Company does not have any material long-lived assets. Investment income is allocated to the segments based upon average assets and related capital levels deemed appropriate to support the segment business volumes.
         The Company's reportable segments are strategic business units that are segregated by geographic region. Total revenues from continuing operations are reflected by major product divisions between reinsurance and direct

                                                                           62|63

insurance. Total revenues are primarily from external customers with significant intercompany activity eliminated through consolidation. Information related to revenues, income (loss) before income taxes and minority interest, and assets of the Company's continuing operations are summarized below (in thousands).

year ending December 31                                               1998            1997           1996
 ...................................................................................................................
(dollars in thousands)
REVENUES
     Reinsurance
         U.S.                                                 $    968,539    $    721,830   $    599,734
         Canada                                                    184,741         122,760         81,196
         Latin America                                              54,185          15,278          7,440
         Asia Pacific                                               58,729          37,731         22,026
         Other international                                         5,138           2,885            636
 ...................................................................................................................
         Total reinsurance revenues                              1,271,332         900,484        711,032
     Direct insurance
         Latin America                                              62,526          63,712         45,430
 ...................................................................................................................
         Total direct revenues                                      62,526          63,712         45,430
         Corporate                                                  10,634          13,997         14,698
 ...................................................................................................................
         Total from continuing operations                     $  1,344,492    $    978,193   $    771,160
===================================================================================================================

year ending December 31                                               1998            1997           1996
 ...................................................................................................................
(dollars in thousands)

INCOME (LOSS) FROM CONTINUING OPERATIONS BEFORE INCOME TAXES AND MINORITY INTEREST
         U.S.                                                 $    127,533    $    106,095   $     80,463
         Canada                                                     22,754          17,697         16,083
         Latin America                                               3,823             935          2,139
         Asia Pacific                                               (3,061)         (6,412)        (5,308)
         Other international                                        (5,014)         (3,661)        (2,305)
         Corporate                                                  (7,988)         (1,240)           109
 ...................................................................................................................
         Total from continuing operations                     $    138,047    $    113,414   $     91,181
===================================================================================================================

         Unconsolidated subsidiaries with an ownership position less than fifty percent are recorded on the equity basis of accounting. For the U.S. operations, equity in the net income of these subsidiaries totaled approximately $3.4 million, $9.3 million, and $2.3 million in 1998, 1997, and 1996, respectively. The Asia Pacific operation had equity in unconsolidated earnings of approximately $0.1 million in 1998.

year ending December 31                                               1998            1997           1996
 ...................................................................................................................
(dollars in thousands)
INTEREST EXPENSE
         Asia Pacific                                         $        455    $        468   $        484
         Corporate                                                   8,350           7,333          5,685
 ...................................................................................................................
         Total from continuing operations                     $      8,805    $      7,801   $      6,169
===================================================================================================================

year ending December 31                                               1998            1997           1996
 ...................................................................................................................
(dollars in thousands)
DEPRECIATION AND AMORTIZATION
         U.S.                                                 $     59,042    $     38,112   $     34,582
         Canada                                                      2,300          11,084          1,969
         Latin America                                                   2               2              1
         Asia Pacific                                                5,926           3,490              2
         Other international                                            16               1              -
 ...................................................................................................................
         Total from continuing operations                     $     67,286    $     52,689   $     36,554
===================================================================================================================

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

as of December 31                                                     1998            1997           1996
 ...................................................................................................................
(dollars in thousands)
Assets
         U.S.                                                 $  4,558,425    $  3,312,123   $  1,872,554
         Canada                                                  1,068,498         837,534        571,314
         Latin America                                             248,536         175,921        125,252
         Asia Pacific                                              123,508          88,087         56,392
         Other international                                        (1,865)         (1,673)        (9,788)
         Corporate                                                 263,942         176,526        229,112
         Discontinued operations                                    57,509          85,032         48,818
 ...................................................................................................................
         Total assets                                         $  6,318,553    $  4,673,550   $  2,893,654
===================================================================================================================

         Capital expenditures of each reporting segment were insignificant in the periods noted.

         NOTE 17. STOCK OPTIONS
         The Company adopted the RGA Flexible Stock Plan (the "Plan") in February 1993. The Plan provides for the award of benefits (collectively "Benefits") of various types, including stock options, stock appreciation rights ("SARs"), restricted stock, performance shares, cash awards, and other stock based awards. Options are granted with an exercise price equal to the stock's fair value at the date of grant. Information with respect to grants follows.

                                                                  OPTIONS OUTSTANDING
                                                                                               WEIGHTED-
                                            SHARES                                                AVERAGE
                                         AVAILABLE            SHARES       OPTION PRICE    EXERCISE PRICE
 ...................................................................................................................
Balance at December 31, 1995              836,570           1,190,822   $11.55 - $12.22    $        11.82
 ...................................................................................................................
Additional authorized                     102,326                   -                 -                 -
Granted                                  (269,895)            269,895   $15.61 - $20.22    $        19.67
Exercised                                       -            (346,500)           $11.55    $        11.55
Forfeited                                  29,720             (29,720)  $11.55 - $12.22    $        12.12
 ...................................................................................................................
Balance at December 31, 1996              698,721           1,084,497   $11.55 - $20.22    $        13.85
 ...................................................................................................................
Additional authorized                     107,442                   -                 -                 -
Granted                                  (278,550)            278,550            $20.28    $        20.28
Exercised                                       -             (92,882)  $11.55 - $12.22    $        11.59
Forfeited                                   2,925              (2,925)           $20.28    $        20.28
 ...................................................................................................................
Balance at December 31, 1997              530,538           1,267,240   $11.55 - $20.28    $        15.41
 ...................................................................................................................
Additional authorized                     112,814                   -                 -                 -
Restricted stock                          (15,000)                  -                 -                 -
Granted                                  (344,375)            344,375   $26.33 - $38.83    $        29.94
Exercised                                       -             (73,290)  $11.55 - $20.28    $        11.81
Forfeited                                  28,365             (28,365)  $12.22 - $35.33    $        15.35
 ...................................................................................................................
Balance at December 31, 1998              312,342           1,509,960   $11.55 - $38.83    $        18.71
 ...................................................................................................................

         Options granted in May 1993 are currently exercisable with respect to 100% of the shares covered. The January 1994 and 1995 options represent multiple-year block grants that vest over a period of two to eight years. The options are exercisable for a period of up to ten years after date of grant. Options granted in December 1996, totaling 237,375, vest in December 1999 and are exercisable up to May 2003. These options represent a noncash stock transfer of a portion of the May 1993 options. Options granted in January 1996, totaling 32,520, and the options granted in January 1997, totaling 278,550, vest over a period of one to six years. The options are exercisable for

                                                                           64|65

a period of up to ten years after date of grant. The options granted in January 1998, totaling 207,656, and options granted in July 1998, totaling 133,500, vest over a period of one to six years. The July 1998 grant consisted of options on the Company's non-voting common stock. The options are exercisable for a period of up to ten years after date of grant. The options granted in August 1998, totaling 3,219, vest over a period of three to five years.
         At December 31, 1998, there were 312,342 additional shares available for grant under the Plan. The per share weighted-average fair value of stock options granted during 1998, 1997 and 1996 was $10.05, $7.64, and $4.80 on the date of grant using the Black-Scholes option-pricing model with the following weighted-average assumptions: 1998-expected dividend yield of 0.7%, risk-free interest rate of 5.50%, expected life of 6.0 years, and an expected rate of volatility of the stock of 24% over the expected life of the options; 1997-expected dividend yield of 0.7%, risk-free interest rate of 6.63%, expected life of 6.0 years, and an expected rate of volatility of the stock of 26% over the expected life of the options: 1996-expected dividend yield of 0.7%, risk-free interest rate of 5.90%, expected life of 3.3 years, and an expected rate of volatility of the stock of 26% over the expected life of the options.
         The Company applies APB Opinion No. 25 in accounting for its Plan and, accordingly, no compensation cost has been recognized for its stock options in the financial statements. Had the Company determined compensation cost based on the fair value at the grant date for its stock options under Statement of Financial Accounting Standards No. 123, the Company's net income and earnings per share would have been reduced to the pro forma amounts indicated below. The effects of applying Statement of Financial Accounting Standards No. 123 may not be representative of the effects on reported net income for future years.

                                                                      1998            1997           1996
 ...................................................................................................................

Net income (in thousands)      As reported                   $      62,081   $      54,619   $     55,072
                               Pro forma                     $      60,675   $      54,129   $     54,950

Basic earnings per share       As reported                   $        1.50   $        1.44   $       1.45
                               Pro forma                     $        1.47   $        1.42   $       1.45
Diluted earnings per share     As reported                   $        1.48   $        1.42   $       1.44
                               Pro forma                     $        1.45   $        1.40   $       1.44

         At December 31, 1998 and 1997, the number of options exercisable under the Flexible Stock Plan was 344,118 and 329,963 respectively, and the weighted-average exercise price of those options was $13.11 and $11.65 respectively. At December 31, 1998 and 1997, the range of exercise prices and weighted-average remaining contractual life of exercisable options was $11.55 to $38.83, and 6.4 years, and $11.55 to $20.28 and 6.3 years, respectively. The weighted-average remaining contractual life of outstanding options at December 31, 1998 and 1997, was 8.94 years and 8.34 years, respectively.
         Effective January 1, 1997, the Company adopted a Flexible Stock Plan for Directors (the "Directors Plan"). The Directors Plan provides for the award of benefits (collectively "Benefits") of various types to non-employee directors, including stock options, SARs, restricted stock, performance shares, cash awards and other stock-based awards. Options are granted with an exercise price equal to the stock's fair value at the date of grant. Under the Directors Plan, 112,500 post-split shares were available for grant and only treasury stock may be used for Benefits. In May 1997, the Company granted options to purchase 13,500 shares at an exercise price of $24.33. The options vested in May 1998 and are exercisable for a period of ten years after the date of grant. In May 1998, the Company granted options to purchase 13,500 shares at an exercise price of $33.00. The options vest in May 1999 and are exercisable for a period of ten years after the date of the grant. At December 31, 1998, there were 74,949 additional shares available for grant under the Directors Plan.
         In January 1998, the Board approved the issuance of 15,000 shares of restricted stock under the Company's Flexible Stock Plan. In January 1999, the Board approved an additional 180,575 incentive stock options on non-voting shares at $36.00 per share and 13,500 shares of restricted stock under the Company's Flexible Stock Plan. The options vest in 20% increments beginning January 2000.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

         NOTE 18. EARNINGS PER SHARE
         The following table sets forth the computation of basic and diluted earnings per share (in thousands except per share information):

year ending December 31                                               1998            1997           1996
 ...................................................................................................................
Numerator:
         Income from continuing operations                   $     89,709    $      72,581   $     57,786
         Loss from discontinued operations, net of taxes          (27,628)         (17,962)        (2,714)
 ...................................................................................................................
         Net income                                          $     62,081    $      54,619   $     55,072
         Numerator for basic earning per share--income
           available to common stockholders                        62,081           54,619         55,072
         Effect of dilutive securities:                                 -                -              -
         Numerator for diluted earnings per share--income
           available to common stockholders
           after assumed conversions                         $     62,081    $      54,619   $     55,072
Denominator:
         Denominator for basic earnings per share--weighted
           average shares                                          42,086           38,091         37,878
         Effect of dilutive securities
         Employee stock options                                       473              315            237
 ...................................................................................................................
         Dilutive potential common shares                             473              315            237
         Denominator for diluted earnings per share--adjusted
           weighted average shares and assumed conversions         42,559           38,406         38,115

Basic earnings per share:
         Continuing operations                               $       2.11    $        1.91   $       1.53
         Discontinued operations                                    (0.61)           (0.47)         (0.08)
 ...................................................................................................................
         Net income                                          $       1.50    $        1.44   $       1.45

Diluted earnings per share:
         Continuing operations                               $       2.08    $        1.89   $       1.52
         Discontinued operations                                    (0.60)           (0.47)         (0.08)
 ...................................................................................................................
         Net income                                          $       1.48    $        1.42   $       1.44

                                                                           66|67

         NOTE 19. COMPREHENSIVE INCOME
         The following summaries present the components of the Company's comprehensive income, other than net income, for the years ending December 31, 1998, 1997 and 1996 (dollars in thousands):

                                                                BEFORE-TAX   TAX (EXPENSE)     NET-OF-TAX
year ending December 31, 1998                                        AMOUNT        BENEFIT         AMOUNT
 ...................................................................................................................
Foreign currency translation adjustments                      $     (10,411)  $      3,644    $    (6,767)
Unrealized gains on securities:
         Unrealized holding (losses) arising during the period      (30,015)         9,965        (20,050)
         Less: reclassification adjustment for gains realized         3,092         (1,125)         1,967
           in net income
 ...................................................................................................................
Net unrealized (losses)                                             (33,107)        11,090        (22,017)
 ...................................................................................................................
Other comprehensive (loss)                                    $     (43,518)  $     14,734    $   (28,784)
===================================================================================================================

                                                                 BEFORE-TAX  TAX (EXPENSE)     NET-OF-TAX
year ending December 31, 1997                                        AMOUNT        BENEFIT         AMOUNT
 ...................................................................................................................
Foreign currency translation adjustments                      $      (7,081)  $      4,416    $    (2,665)
Unrealized gains on securities:
         Unrealized holding gains arising during period              65,589        (26,455)        39,134
         Less: reclassification adjustment for gains realized
           in net income                                                334           (125)           209
 ...................................................................................................................
         Net unrealized gains                                        65,255        (26,330)        38,925
 ...................................................................................................................
Other comprehensive income                                    $      58,174   $    (21,914)   $    36,260
===================================================================================================================

                                                                 BEFORE-TAX  TAX (EXPENSE)     NET-OF-TAX
year ending December 31, 1996                                        AMOUNT        BENEFIT         AMOUNT
 ...................................................................................................................

Foreign currency translation adjustments                      $      (1,800)  $          -    $    (1,800)
Unrealized gains on securities:
         Unrealized holding (losses) arising during period           (4,598)           388         (4,210)
         Less: reclassification adjustment for gains realized
           in net income                                                930           (495)           435
 ...................................................................................................................
         Net unrealized (losses)                                     (5,528)           883         (4,645)
 ...................................................................................................................
Other comprehensive (loss)                                    $      (7,328)  $        883   $     (6,445)
===================================================================================================================

         A summary of the components of net unrealized (depreciation) appreciation of balances carried at fair value is as follows (in thousands):

as of December 31                                                      1998           1997           1996
 ...................................................................................................................
Change in net unrealized (depreciation) appreciation on:
         Fixed maturity securities available for sale          $    (23,967)  $     64,367    $    (5,528)
         Derivative securities                                       (2,592)           888              -
         Other investments                                           (4,356)             -              -
Effect of unrealized (depreciation) on:
         Deferred policy acquisition costs                           (3,794)             -              -
Minority interest                                                     1,602              -              -
 ...................................................................................................................
Net unrealized (depreciation) appreciation                     $    (33,107)  $     65,255    $    (5,528)
===================================================================================================================

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

         NOTE 20. DISCONTINUED OPERATIONS
         As of December 31,1998, the Company has formally reported its accident and health division as a discontinued operation. The accident and health operation has been placed into run-off with all treaties (contracts) being terminated at the earliest possible date. RGA has given notice to all reinsureds and retrocessionaires that all treaties will be cancelled at the expiration of their term. If the treaty is continuous, a written Preliminary Notice of Cancellation was given, followed by a final notice within 90 days of the expiration date. Included in 1998 and 1997 net income were additional pre-tax charges of $32.0 million and $21.0 million, respectively to increase the segment's reserves. The additional reserves are expected to cover the run-off of the business accepted from outside managed pools as well as the accident and health risks internally underwritten by the Company in which it has earned premiums through December 31, 1998. The nature of the underlying risks is such that the claims may take years to reach the reinsurers involved. Thus, the Company expects to pay claims out of existing reserves over a number of years as the level of business diminishes. The Company does not expect to incur significant operating losses for premiums earned subsequent to December 31, 1998. The consolidated statements of income for all periods presented have been restated, as appropriate, to reflect this line of business being accounted for as a discontinued operation.

         Summarized information for the accident and health discontinued segment for the three years ended December 31, 1998 follows (in thousands):

year ending December 31                                                1998           1997           1996
 ...................................................................................................................
SUMMARY OF OPERATIONS
Total revenues                                                $     158,178   $     93,322   $     58,869
Claims and other policy benefits                                    143,004         88,658         42,250
Other expenses                                                       56,234         34,005         20,739
 ...................................................................................................................
Loss before taxes                                                   (41,060)       (29,341)        (4,120)
Income tax benefit                                                   14,413         11,653          1,442
Minority interest                                                         7            274             36
 ...................................................................................................................
Operating loss                                                      (26,654)       (17,962)        (2,714)
Loss on disposal in 1998 (net of tax benefit of $526)                  (974)             -              -
 ...................................................................................................................
Net loss                                                      $     (27,628)  $    (17,962)  $     (2,714)
===================================================================================================================

as of December 31                                                      1998           1997
 ...................................................................................................................
BALANCE SHEET
Total assets                                                  $      57,509   $     85,032
Total liabilities                                                   118,354        118,201
===================================================================================================================

                                                                           68|69


NOTE 21. PARENT COMPANY FINANCIAL INFORMATION
The following are the condensed balance sheets as of December 31, 1998, 1997, and 1996, and condensed statements of income and cash flows for the periods ended December 31, 1998, 1997, and 1996, for Reinsurance Group of America, Incorporated (parent company only) (in thousands of dollars):

CONDENSED BALANCE SHEETS                                              1998            1997           1996
 ...................................................................................................................
Assets:
     Fixed maturity securities (available for sale)           $     34,648    $          -   $     82,571
     Short-term investments                                            850           2,575         14,979
     Cash                                                             (995)            232            (44)
     Investment in subsidiaries                                    713,057         548,261        423,278
     Other assets                                                  106,161          43,809          4,706
 ...................................................................................................................
         Total assets                                         $    853,721    $    594,877   $    525,490

Liabilities and stockholders' equity
     Long-term debt                                                 99,116          99,027         98,943
     Other liabilities                                               6,128          (3,471)           989
     Stockholders' equity                                          748,477         499,321        425,558
 ...................................................................................................................
         Total liabilities and stockholders' equity           $    853,721    $    594,877   $    525,490
===================================================================================================================

CONDENSED STATEMENTS OF INCOME

Interest income                                               $      4,306    $      5,584   $      5,151
Realized investments gains/(losses), net                             1,517             827           (150)
Operating expenses                                                  (2,964)         (3,067)        (2,051)
Interest expense                                                    (8,050)         (7,333)        (5,685)
 ...................................................................................................................
     Income before income tax and undistributed
       earnings of subsidiaries                                     (5,191)         (3,989)        (2,735)
Income tax benefit                                                  (1,609)         (1,616)        (1,003)
 ...................................................................................................................
     Net income before undistributed earnings of subsidiaries       (3,582)         (2,373)        (1,732)
Equity in undistributed earnings of subsidiaries                    65,663          56,992         56,804
 ...................................................................................................................
     Net income                                               $     62,081    $     54,619   $     55,072
===================================================================================================================

CONDENSED STATEMENTS OF CASH FLOWS

Operating activities:
     Net income                                               $     62,081    $     54,619   $     55,072
     Equity in earnings of subsidiaries                            (65,663)        (56,992)       (56,804)
     Other, net                                                      9,501            (239)         1,939
 ...................................................................................................................
         Net cash provided by (used in) operating activities         5,919          (2,612)           207
Investing activities:
     Sales of fixed maturity securities available for sale          21,619          60,257         24,444
     Purchases of fixed maturity securities available for sale    (115,162)        (16,991)       (95,959)
     Change in short-term investments                                1,725          12,404         (4,156)
     Payment for purchase of stock in subsidiaries                                       -         (4,482)
     Capital contributions to subsidiaries                        (130,898)        (35,230)       (18,054)
 ...................................................................................................................
         Net cash (used in) provided by investing activities      (222,716)         20,440        (98,207)
Financing activities:
     Dividends to stockholders                                      (7,254)         (5,758)        (5,050)
     Acquisition of treasury stock                                                 (12,877)             -
     Reissuance of treasury stock                                      987           1,083          4,031
     Proceeds from long-term debt issuance, net                                                    98,943
     Proceeds from stock offering                                  221,837               -              0
 ...................................................................................................................
         Net cash provided by (used in) financing activities       215,570         (17,552)        97,924
         Net change in cash and cash equivalents                    (1,227)            276            (76)
Cash and cash equivalents at beginning of year                         232             (44)            32
 ...................................................................................................................
Cash and cash equivalents at end of year                      $       (995)   $        232   $        (44)
===================================================================================================================

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

         INDEPENDENT AUDITORS' REPORT

         Board of Directors and Stockholders
         Reinsurance Group of America, Incorporated:

         We have audited the accompanying consolidated balance sheets of Reinsurance Group of America, Incorporated and subsidiaries (the Company) as of December 31, 1998 and 1997, and the related consolidated statements of income, stockholders' equity, and cash flows for each of the years in the three-year period ended December 31, 1998. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.
         We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
         In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Reinsurance Group of America, Incorporated and subsidiaries as of December 31, 1998 and 1997, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 1998, in conformity with generally accepted accounting principles.





         KPMG LLP

         St. Louis, Missouri
         January 27, 1999

                                                                           70|71

         REPORT OF MANAGEMENT RESPONSIBILITY FOR FINANCIAL STATEMENTS

         The consolidated balance sheets of Reinsurance Group of America, Incorporated and subsidiaries as of December 31, 1998 and 1997, and the related consolidated statements of income, cash flows and stockholders' equity for the years ended December 31, 1998, 1997, and 1996, have been prepared by management, which is responsible for their integrity and objectivity. The statements have been prepared in accordance with generally accepted accounting principles and include some amounts that are based upon management's best estimates and judgments. The financial information contained elsewhere in this annual report is consistent with that contained in the financial statements.
         Management is responsible for establishing and maintaining a system of internal control designed to provide reasonable assurance as to the integrity and reliability of financial reporting. The concept of reasonable assurance is based on the recognition that there are inherent limitations in all systems of internal control, and that the cost of such systems should not exceed the benefits derived therefrom. A professional staff of internal auditors reviews, on an ongoing basis, the related internal control system design, the accounting policies and procedures supporting this system, and compliance therewith. Management believes this system of internal control effectively meets its objective of reliable financial reporting.
         In connection with annual audits, independent certified public accountants perform an examination in accordance with generally accepted auditing standards, which includes the consideration of the system of internal control to the extent necessary to form an independent opinion on the financial statements prepared by management.
         The Board of Directors, through its Audit Committee, which is composed solely of directors who are not employees of the Company, is responsible for overseeing the integrity and reliability of the Company's accounting and financial reporting practices and the effectiveness of its system of internal controls. The independent certified public accountants and internal auditors meet regularly with, and have access to, this committee, with and without management present, to discuss the results of their audit work.

/s/ Richard A. Liddy
RICHARD A. LIDDY
Chairman of the Board of Directors

/s/ A. Greig Woodring
A. GREIG WOODRING
President and Chief Executive Officer

/s/ Todd C. Larson
TODD C. LARSON
Vice President and Controller

/s/ Jack B. Lay
JACK B. LAY
Executive Vice President and
Chief Financial Officer

QUARTERLY DATA (Unaudited - see accompanying accountants' report)

year ending December 31, 1998                         FIRST          SECOND          THIRD        FOURTH
 ...................................................................................................................
(dollars in thousands, except per share data)
Revenues from continuing operations            $    313,469    $     315,427   $    302,665   $  412,931
Revenues from discontinued operations          $     27,664           39,231         52,985       38,298
 ...................................................................................................................
Total revenues                                 $    341,133    $     354,658   $    355,650   $  451,229

Income from continuing operations before
     income taxes and minority interest        $     24,853    $      30,846   $     34,087   $   48,261

Income from continuing operations              $     15,875    $      19,550   $     21,625   $   32,659
Gain (loss) from discontinued operations(1)              34             (332)          (968)     (26,362)
 ...................................................................................................................
Net income                                     $     15,909    $      19,218   $     20,657   $    6,297

Outstanding common shares (voting)(2)            37,842,720       37,860,618     37,865,418   37,895,794
Outstanding common shares (non-voting)(2)               N/A        7,417,500      7,417,500    7,417,500
 ...................................................................................................................
Total outstanding common shares(2)               37,842,720       45,278,118     45,282,918   45,313,294

Basic earnings per share(2)
Continuing operations                          $       0.42    $        0.49   $       0.48   $     0.72
Discontinued operations                                0.00            (0.01)         (0.02)       (0.58)
 ...................................................................................................................
Net income                                     $       0.42    $        0.48   $       0.46   $     0.14

Diluted earnings per share(2)
Continuing operations                          $       0.42    $        0.49   $       0.47   $     0.71
Discontinued operations                                0.00            (0.01)         (0.02)       (0.57)
 ...................................................................................................................
Net income                                     $       0.42    $        0.48   $       0.45   $     0.14

Dividends per share(3)                         $       0.04    $        0.04   $       0.04   $     0.05

Market price of common stock (voting)
     Quarter end(2)                                  33 1/3          39 5/12        39 7/24      46  2/3
     Common stock price, high(2)                    34 7/24          39 5/12        42 1/12      47 1/12
     Common stock price, low(2)                     25 1/12          31 1/12        33           33 1/24

Market price of common stock (non-voting)(4)
     Quarter end(2)                                  N/A             34 5/24        34  1/2     40   1/2
     Common stock price, high(2)                     N/A             34  1/3        37  3/4     40 11/12
     Common stock price, low(2)                      N/A             31 5/12        30 7/12     28 17/24

                                                                           72|73

year ending December 31, 1997                         FIRST          SECOND          THIRD        FOURTH
 ...................................................................................................................
Revenues from continuing operations            $    234,952   $     232,159   $    226,773   $    284,309
Revenues from discontinued operations                16,811          20,772         22,254         33,485
 ...................................................................................................................
Total revenues                                 $    251,763   $     252,931   $    249,027   $    317,794

Income from continuing operations before
     income taxes and minority interest        $     22,592   $      23,675   $     24,014   $     43,133
 ...................................................................................................................
Income from continuing operations              $     14,353   $      14,927   $     15,501   $     27,800
(Loss) gain from discontinued operations(1)         (11,525)            168         (1,129)        (5,476)
 ...................................................................................................................
     Net income                                $      2,828   $      15,095   $     14,372   $     22,324

Outstanding common shares(2)                     38,202,516      38,108,241     37,937,013     37,807,260

BASIC EARNINGS PER SHARE(2)
Continuing Operations                          $       0.38   $        0.39   $       0.41   $       0.73
Discontinued Operations                               (0.31)           0.01          (0.03)         (0.14)
 ...................................................................................................................
Net Income                                     $       0.07   $        0.40   $       0.38   $       0.59

DILUTED EARNINGS PER SHARE(2)
Continuing operations                          $       0.37   $        0.39   $       0.40   $       0.73
Discontinued operations                               (0.30)           0.00          (0.03)         (0.15)
 ...................................................................................................................
Net Income                                     $       0.07   $        0.39   $       0.37   $       0.58

Dividends per share(3)                         $       0.03   $        0.04   $       0.04   $       0.04

Market price of common stock:
     Quarter end(2)                                  21 5/9         25  5/9         27 1/4         28 3/8
     Common stock price, high(2)                     21 8/9         25  2/3       27 13/18         31 1/8
     Common stock price, low(2)                      19 2/3         20  2/3         24 8/9         25 1/8

(1) Gain (loss) from discontinued operations for the fourth quarter of 1998 and the first quarter of 1997 includes special charges in estimates on reserves.
(2) Share and stock price information have been restated to reflect the three-for-two stock split declared on January 27, 1999 and paid on February 26, 1999.
(3) Dividends are payable on voting and non-voting share of common stock. See dividend policy in Note 4 of the annual report.
(4) Non-voting shares were issued on June 6, 1998.

Quarterly data has been reclassified to separately identify revenues, income
(loss), and earnings per share for continuing and discontinued operations.

Reinsurance Group of America, Incorporated common stock is traded on the New York Stock Exchange (NYSE) under the symbol "RGA" and "RGA.A." There were 132 stockholders of record of RGA's common stock and six stockholders of record of RGA's non-voting common stock on March 1, 1999.

REINVENTING REINSURANCE

                    MANAGEMENT AND SHAREHOLDERS' INFORMATION

                        DIRECTORS AND EXECUTIVE OFFICERS


                                 J. Cliff Eason
                                   Director,
                         SBC International Operations,
                            SBC Communications, Inc.

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

                             William A. Peck, M.D.
                                   Director,
                           Executive Vice Chancellor
                              for Medical Affairs
                       and Dean of the School of Medicine
                       Washington University in St. Louis

                             Leonard M. Rubenstein
                                   Director,
                              Chairman, President
                          and Chief Executive Officer
                              Conning Corporation

                               William P. Stiritz
                                   Director,
                            Chief Executive Officer,
                             President and Chairman
                         Agribrands International, Inc.

                               H. Edwin Trusheim
                                   Director,
                         Retired Chairman of the Board
                    General American Life Insurance Company

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

                               David B. Atkinson
                            Executive Vice President
                          and Chief Operating Officer

                                Bruce E. Counce
                          Executive Vice President and
                       Chief Corporate Operating Officer

                                  Jack B. Lay
                            Executive Vice President
                          and Chief Financial Officer

                                Graham S. Watson
                            Executive Vice President
                          and Chief Marketing Officer

                                 Andre St-Amour
                                 President and
                            Chief Executive Officer
                              RGA Life Reinsurance
                               Company of Canada

                                Paul A. Schuster
                            Executive Vice President
                                 U.S. Division

                                 Roberto Baron
                             Senior Vice President
                            Latin American Division

                              Brendan J. Galligan
                             Senior Vice President
                             Asia Pacific Division

                               Joel S. Iskiwitch
                             Senior Vice President
                              Accident and Health

                                  Paul Nitsou
                             Senior Vice President
                          Market Development Division

                                Kenneth D. Sloan
                             Senior Vice President
                           U.S. Facultative Division

                                James E. Sherman
                         General Counsel and Secretary

                            SHAREHOLDER INFORMATION


                                Transfer Agent:
                    ChaseMellon Shareholder Services, L.L.C.
                                Overpeck Centre
                               85 Challenger Road
                       Ridgefield Park, New Jersey 07660
                                  888.213.0965
                           http://www.chasemellon.com

                             Independent Auditors:
                                    KPMG LLP

                          Annual Report on Form 10-K:
                   Reinsurance Group of America, Incorporated
                    files with the Securities and Exchange
                   Commission an Annual Report (Form 10-K).

                     Shareholders may obtain a copy of the
                    Form 10-K without charge by writing to:

                                  Jack B. Lay
                            Chief Financial Officer
                          660 Mason Ridge Center Drive
                           St. Louis, Missouri 63141

                    Shareholders may contact us through our
                  Internet site at http://www.rgare.com or may
                     email us at investrelations@rgare.com

              [RGA LOGO] is a registered mark in the United States.