Form 10-K405, Exhibit 13
period 1999-12-31
REINSURANCE GROUP OF AMERICA INC
filed 2000-03-24
CIK 898174

                                                                    EXHIBIT 13.1

                    FORWARD-LOOKING AND CAUTIONARY STATEMENTS

                  The statements included in this Annual Report regarding the Company's business which are not historical facts, including, without limitations, statements and information relating to future financial performance, growth potential, the effect of mortality rates and experience, claims levels, and other statements related to the Company's business, are "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. These "forward-looking" statements include, without limitation, certain statements in the "Letter to Shareholders," "Divisional Highlights," and "Management's Discussion and Analysis of Financial Condition and Results of Operations." Such statements also may include, but are not limited to, projections of earnings, revenues, income or loss, estimated fair values of fixed rate instruments, estimated cash flows of floating rate instruments, capital expenditures, plans for future operations and financing needs or plans, growth prospects and targets, industry trends, trends in or expectations regarding operations and capital commitments, the sufficiency of claims reserves and assumptions relating to the foregoing. The words "expect," "project," "estimate," "anticipate," "should," "believe" and similar expressions also are intended to identify forward-looking statements. Forward-looking statements are inherently subject to risks and uncertainties, some of which cannot be predicted or quantified. Future events and actual results, performance and achievements could differ materially from those set forth in, contemplated by or underlying the forward-looking statements.

                  Numerous factors could cause actual results and events to differ materially from those expressed or implied by forward-looking statements including, without limitation, (1) impact of the acquisition of GenAmerica by MetLife, (2) market conditions and the timing of sales of investment securities,
(3) regulatory action taken by the New York or Missouri Departments of Insurance with respect to MetLife or General American or the Company or its subsidiaries,
(4) changes in the Company's credit ratings and the effect of such changes on the Company's future results of operations and financial condition, (5) material changes in mortality and claims experience, (6) competitive factors and competitors' responses to the Company's initiatives, (7) general economic conditions affecting the demand for insurance and reinsurance in the Company's current and planned markets, (8) successful execution of the Company's entry into new markets, (9) successful development and introduction of new products,
(10) the stability of governments and economies in foreign markets, (11) fluctuations in U.S. and foreign currency exchange rates, interest rates and securities and real estate markets, (12) the success of the Company's clients, including General American Life Insurance Company ("General American") and its affiliates, and (13) changes in laws, regulations, and accounting standards applicable to the Company and its subsidiaries.

                  All subsequent written and oral forward-looking statements attributable to the Company or persons acting on its behalf are expressly qualified in their entirety by the cautionary statements. Readers are cautioned not to place undue reliance on such forward-looking statements, which speak only as of March 1, 2000.


                                  reinsurance group of america, incorporated 21.

               SELECTED CONSOLIDATED FINANCIAL AND OPERATING DATA

                  The selected consolidated financial data presented on the following page for, and as of the end of, each of the years in the five year period ended December 31, 1999, have been prepared in accordance with generally accepted accounting principles for stock life companies. All amounts shown are in millions, except per share and operating data. The following selected financial data should be read in conjunction with the Consolidated Financial Statements and the Notes to the Consolidated Financial Statements. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."

year ending December 31                                 1999         1998          1997         1996              1995
(dollars in millions, except per share and
operating data)

INCOME STATEMENT DATA
REVENUES
Net premiums                                       $ 1,315.6     $1,016.4      $  744.8     $  617.7         $   522.2
Net investment income                                  340.3        301.8         187.1        135.8              89.4
Realized capital (losses) gains                       (75.3)          3.1           0.3          0.9                --
Other income                                            26.5         23.2          46.0         16.8               7.7
                                                   ---------     --------      --------     --------         ---------
Total revenue                                        1,607.1      1,344.5         978.2        771.2             619.3

BENEFITS AND EXPENSES
Claims and other policy benefits                     1,067.1        797.9         569.1        463.5             396.4
Interest credited                                      153.1        153.2          92.3         54.7              33.7
Policy acquisition costs
  and other insurance expenses                         218.3        188.5         148.1        118.1              84.4
Other expenses                                          64.5         58.0          47.5         37.5              29.5
Interest expense                                        11.0          8.8           7.8          6.2                --
                                                   ---------     --------      --------     --------         ---------
  Total benefits and expenses                        1,514.0      1,206.4         864.8        680.0             544.0
                                                   ---------     --------      --------     --------         ---------

Income from continuing operations
  before taxes and minority interest                    93.1        138.1         113.4         91.2              75.3
Income taxes                                            39.1         49.1          40.4         33.1              27.4
                                                   ---------     --------      --------     --------         ---------
Income from continuing operations
  before minority interest                              54.0         89.0          73.0         58.1              47.9
Minority interest                                        1.0        (0.7)           0.4          0.3               0.1
                                                   ---------     --------      --------     --------         ---------
Income from continuing operations                       53.0         89.7          72.6         57.8              47.8
                                                   ---------     --------      --------     --------         ---------

DISCONTINUED OPERATIONS
Loss from discontinued accident
  and health operations, net of taxes                 (12.1)       (27.6)        (18.0)        (2.7)             (0.5)
                                                   ---------     --------      --------     --------         ---------

Net income                                         $    40.9     $   62.1      $   54.6     $   55.1         $    47.3
                                                   =========     ========      ========     ========         =========


22. reinsurance group of america, incorporated

year ending December 31                                 1999         1998          1997         1996              1995

Basic Earnings Per Share
Continuing operations                              $    1.16     $   2.11     $    1.91    $    1.53       $      1.26
Discontinued operations                                (0.27)       (0.61)        (0.47)       (0.08)            (0.01)
                                                   ---------     --------     ---------    ---------       -----------
Net income                                         $    0.89     $   1.50     $    1.44    $    1.45       $      1.25

Diluted Earnings Per Share
Continuing operations                              $    1.15     $   2.08     $    1.89    $    1.52       $      1.26
Discontinued operations                                (0.27)       (0.60)        (0.47)       (0.08)            (0.02)
                                                   ---------     --------     ---------    ---------       -----------
Net income                                         $    0.88     $   1.48     $    1.42    $    1.44       $      1.24

Weighted average diluted shares,
in thousands                                          46,246       42,559        38,406       38,114            37,937
Dividends per share
on common stock (1)                                $    0.22     $   0.17     $    0.15    $    0.13       $      0.12

Balance Sheet Data
Total investments                                  $ 3,811.9     $5,129.6     $ 3,634.0    $ 2,272.0       $   1,405.5
Total assets                                         5,123.7      6,318.6       4,673.6      2,893.7           1,989.9
Policy liabilities                                   3,998.1      5,053.1       3,558.7      2,068.6           1,408.3
Total long-term debt                                   184.0        108.0         106.8        106.5                 -
Stockholders' equity                                   732.9        748.5         499.3        425.6             376.9
Stockholders' equity per share                     $   14.68     $  16.52     $   13.21    $   11.14       $     $9.96

Operating Data
(in billions)

Assumed ordinary life reinsurance
business in force                                  $   446.9     $  330.6     $   227.3    $   168.3       $     153.9
Assumed new business production                        164.9        125.0          75.9         37.9              36.0

(1) Dividends are payable on voting and non-voting shares of common stock.

                                  reinsurance group of america, incorporated 23.

management's discussion and analysis of financial condition and results of operations







                                                                         General

                    Reinsurance Group of America, Incorporated ("RGA") is an insurance holding company formed December 31, 1992. On December 31, 1999, Equity Intermediary Company, a Missouri holding company, directly owned approximately 48.3% of the outstanding shares of common stock of RGA. Equity Intermediary Company is a wholly owned subsidiary of General American Life Insurance Company ("General American"), a Missouri life insurance company, which in turn is a wholly owned subsidiary of GenAmerica Corporation ("GenAmerica"), a Missouri corporation. GenAmerica was acquired and became a wholly owned subsidiary of Metropolitan Life Insurance Company ("MetLife"), a New York life insurance company, on January 6, 2000. As a result of MetLife's ownership of GenAmerica and its own direct investment in RGA, MetLife now beneficially owns 57.9% of the outstanding shares of common stock of RGA.

                    The consolidated financial statements include the assets, liabilities, and results of operations of RGA; Reinsurance Company of Missouri, Incorporated ("RCM"); RGA Australian Holdings PTY, Limited ("Australian Holdings"); RGA Reinsurance Company (Barbados) Ltd. ("RGA Barbados"); RGA International, Ltd. (RGA International), a Canadian marketing and insurance holding company, RGA Sudamerica, S.A., a Chilean holding company; RGA Holdings Limited (U.K.) ("RGA UK"), a United Kingdom holding company; General American Argentina Seguros de Vida, S.A. ("GA Argentina"), an Argentine life insurance company; RGA South African Holdings (Pty) Ltd ("RGA South Africa"), a South African holding company; Benefits Resource Life (Bermuda) Ltd. ("RGA Bermuda"); RGA Americas Reinsurance Company, Ltd.; and Triad Re, Ltd. In addition, the consolidated financial statements include the subsidiaries of RCM, Australian Holdings, RGA International, RGA UK, RGA Sudamerica, S.A., and RGA South Africa subject to an ownership position of fifty percent or more (collectively, the "Company").

                                                           Results of Operations

                    The Company derives revenues primarily from renewal premiums from existing reinsurance treaties, new business premiums from existing or new reinsurance treaties; income earned on invested assets, and direct insurance premiums from its Latin American subsidiaries.

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

                    Assumed insurance in force for the Company increased $116.3 billion to $446.9 billion at December 31, 1999. Assumed new business production for 1999 totaled $164.9 billion compared to $125.0 billion in 1998 and $75.9 billion in 1997. Significant growth in assumed new business in the U.S. and Canadian operations of $130.7 billion contributed to most of this increase.

                    As is customary in the reinsurance business, life insurance clients continually update, refine, and revise reinsurance information provided to the Company. Such revised information is used by the Company in the preparation of its financial statements and the financial effects resulting from the incorporation of revised data are reflected currently.

                    The Company's profitability primarily depends on the volume and amount of death claims incurred. While death claims are reasonably predictable over a period of many years, claims become less predictable over shorter periods and are subject to fluctuation from quarter to quarter and year to year. A significant fluctuation from period to period could adversely affect the results of operations. RGA Reinsurance Company ("RGA Reinsurance"), RGA's primary U.S. operating company, has catastrophe insurance coverage issued by 10 insurers rated "A-" or higher by A.M. Best as of December 31, 1999, that provides benefits of up to $100.0 million per occurrence for claims involving three or more deaths in a single accident, with a deductible of $1.5 million per occurrence. This coverage is terminable annually as of August 13 with 90 days prior notice. The Company believes such catastrophe insurance coverage is adequate to protect the Company from risks of multiple deaths of lives reinsured by policies with RGA Reinsurance in a single accident. Additionally, the Company's practice is to limit its retention to $2.5 million on any one insured life.


 24. reinsurance group of america, incorporated

                  The Company has foreign currency risk on business conducted in foreign currencies to the extent that the exchange rates of the foreign currencies are subject to adverse change over time. The Company's operations in Canada transact business in Canadian dollars. The exchange rate from Canadian to U.S. currency was 0.6876, 0.6535, and 0.6992 at December 31, 1999, 1998, and
1997, respectively. The Company's Latin America operations primarily conduct business in Chilean pesos and Argentine pesos. The exchange rate from these currencies to the U.S. currency remained relatively stable during 1999, 1998, and 1997. The business generated from the Asia Pacific region is primarily denominated in U.S. dollars, Australian dollars, and Japanese yen. The Company was not materially affected by the decline in the foreign exchange rates within the Asia Pacific region during 1999 and 1998.

                  As of December 31,1998, the Company formally reported its accident and health division as a discontinued operation. The accident and health operation has been placed into run-off and all treaties (contracts) were terminated at the earliest possible date. RGA gave notice to all reinsureds and retrocessionaires that all treaties were cancelled at the expiration of their term. If the treaty was continuous, a written Preliminary Notice of Cancellation was given, followed by a final notice within 90 days of the expiration date. The nature of the underlying risks is such that the claims may take years to reach the reinsurers involved. Thus, the Company expects to pay claims out of existing reserves over a number of years as the level of business diminishes. The consolidated financial statements for all periods presented have been restated, as appropriate, to reflect this line of business as a discontinued operation.

                  The Company has five main operational segments segregated primarily by geographic region: U.S., Canada, Latin America, Asia Pacific, and other international operations. The U.S. operations provide traditional life reinsurance and non-traditional reinsurance to domestic clients. Non-traditional business includes asset-intensive and financial reinsurance. Asset-intensive products primarily include reinsurance of bank-owned life insurance and annuities. The Canada operations provide insurers with traditional reinsurance as well as assistance with capital management activity. The Latin America operations include traditional reinsurance, reinsurance of privatized pension products primarily in Argentina, and direct life insurance through a joint venture and subsidiaries in Chile and Argentina. Asia Pacific operations provide primarily traditional life reinsurance through RGA Reinsurance Company of Australia, Limited ("RGA Australia") and RGA Reinsurance. Other international operations include traditional business from Europe and South Africa, in addition to other markets being developed by the Company. The operational segment results do not include the corporate investment activity, general corporate expenses, interest expense of RGA, and the provision for income tax expense (benefit). In addition, the Company's discontinued accident and health operations are not reflected in the continuing operations of the Company. The Company measures segment performance based on profit or loss from operations before income taxes and minority interest.

                  Prior to September 29, 1999, the U.S. Operations reinsured funding agreements, formerly known as stable value products, an asset intensive product. Effective September 29, 1999, General American completed the recapture of the entire block of General American's funding agreement business reinsured by the Company. Prior to the recapture, the Company reinsured approximately 25% of General American's funding agreement business. Pursuant to the recapture transaction, the Company transferred all remaining liabilities related to the funding agreement business and an equivalent amount of assets to General American. As of December 31, 1999, the Company owned approximately $339.2 million, at amortized cost, of investments that had supported funding agreement liabilities prior to the recapture. These investments are virtually all floating rate investments, with the majority representing collateralized bond and collateralized loan obligations. In the third quarter of 1999, the Company transferred to General American approximately $1.8 billion in market value of assets, including $1.5 billion in connection with the recapture. Those assets, consisting primarily of investments in fixed maturity securities and cash, were transferred in satisfaction of $1.8 billion in funding agreement liabilities. Associated with the liquidation of investment securities and the transfer of assets to General American during the third quarter of 1999, the Company incurred an after tax net capital loss of approximately $33.2 million, including $26.0 million associated with the recapture transaction.

                  Consolidated income from continuing operations before income taxes and minority interest decreased 32.6% in 1999 and increased 21.7% in 1998. Diluted earnings per share from continuing operations were $1.15 for 1999 compared with $2.08 for 1998 and $1.89 for 1997. Earnings were attributed primarily to the strong performance of traditional reinsurance in the U.S., Canada and Latin America partially offset by the investment losses incurred in connection with the recapture of the funding agreements business. Further discussion and analysis of the results for 1999 compared to 1998 and 1997 are presented by segment. Certain prior year amounts have been reclassed to conform to the current year presentation.


                                 reinsurance group of america, incorporated 25.

management's discussion and analysis of financial condition and results of operations





U.S. OPERATIONS (dollars in thousands)

                                                              Traditional              Non- traditional                Total U.S.
                                                                                   Asset-            Financial
year ending December 31, 1999                                                     Intensive         Reinsurance
-----------------------------------------------------------------------------------------------------------------------------------
Revenues
Net premiums                                                  $   949,054        $     1,380        $      --         $   950,434
Investment income, net of related expenses                        125,745            124,713               --             250,458
Realized investment gains (losses), net                           (17,043)           (65,844)              --             (82,887)
Other revenue                                                        (597)            12,655             13,180            25,238
-----------------------------------------------------------------------------------------------------------------------------------
  Total revenues                                                1,057,159             72,904             13,180         1,143,243


BENEFITS AND EXPENSES
Claims and other policy benefits                                  740,339              1,009               --             741,348
Interest credited                                                  40,240            109,644               --             149,884
Policy acquisition costs and other insurance expenses             145,529              2,850              9,370           157,749
Other operating expenses                                           23,002                623                100            23,725
-----------------------------------------------------------------------------------------------------------------------------------
  Total benefits and expenses                                     949,110            114,126              9,470         1,072,706

  Income (loss) before income taxes and minority interest     $   108,049        $   (41,222)       $     3,710       $    70,537
-----------------------------------------------------------------------------------------------------------------------------------



                                                             Traditional              Non- traditional              Total U.S.
                                                                                  Asset-          Financial
year ending December 31, 1998                                                   Intensive        Reinsurance
-----------------------------------------------------------------------------------------------------------------------------------
REVENUES
Net premiums                                                   $714,876          $  1,368          $   --            $716,244
Investment income, net of related expenses                      106,664           124,808              --             231,472
Realized investment gains (losses), net                           1,716               655              --               2,371
Other revenue                                                       644                 4            17,800            18,448
-----------------------------------------------------------------------------------------------------------------------------------
  Total revenues                                                823,900           126,835            17,800           968,535

BENEFITS AND EXPENSES
Claims and other policy benefits                                538,775             2,258              --             541,033
Interest credited                                                44,053           107,948              --             152,001
Policy acquisition costs and other insurance expenses           112,964             6,790            12,942           132,696
Other operating expenses                                         15,904               740               132            16,776
-----------------------------------------------------------------------------------------------------------------------------------
  Total benefits and expenses                                   711,696           117,736            13,074           842,506

  Income before income taxes and minority interest             $112,204          $  9,099          $  4,726          $126,029
-----------------------------------------------------------------------------------------------------------------------------------








26. reinsurance group of america, incorporated



                                                             Traditional              Non- traditional               Total U.S.
                                                                                  Asset-           Financial
year ending December 31, 1997                                                    Intensive        Reinsurance
-----------------------------------------------------------------------------------------------------------------------------------
REVENUES
Net premiums                                                   $554,239          $     15           $   --            $554,254
Investment income, net of related expenses                       81,423            59,883               --             141,306
Realized investment gains (losses), net                           1,816            (1,726)              --                  90
Other revenue                                                       872              --               25,308            26,180
-----------------------------------------------------------------------------------------------------------------------------------
  Total revenues                                                638,350            58,172             25,308           721,830

BENEFITS AND EXPENSES
Claims and other policy benefits                                405,461             2,273               --             407,734
Interest credited                                                42,565            48,371               --              90,936
Policy acquisition costs and other insurance expenses            89,557             1,548             14,368           105,473
Other operating expenses                                         10,919               559                114            11,592
-----------------------------------------------------------------------------------------------------------------------------------
  Total benefits and expenses                                   548,502            52,751             14,482           615,735

  Income before income taxes and minority interest             $ 89,848          $  5,421           $ 10,826          $106,095
-----------------------------------------------------------------------------------------------------------------------------------



                                                         TRADITIONAL REINSURANCE


                  The U.S. traditional reinsurance segment is the oldest and largest segment of the Company. This segment provides life reinsurance to domestic clients for a variety of life products through yearly renewable term agreements, coinsurance, and modified coinsurance arrangements. These reinsurance arrangements may be either facultative or automatic agreements. During 1999, production totaled $121.3 billion of new assumed in force, compared to $102.7 billion in 1998 and $50.2 billion in 1997. This increase was attributed to the reinsurance of several in force blocks of business and continued strong production on new and existing treaties. Management believes industry consolidation, demutualizations, and the trend towards reinsuring mortality risks should continue to provide reinsurance opportunities.


                  Income before income taxes and minority interest for U.S. traditional reinsurance decreased 3.7% and increased 24.9% in 1999 and 1998, respectively. The decrease in income for 1999 was primarily due to the realized investment losses of $17.0 million on securities transactions. Excluding realized investment gains (losses) on securities transactions, income before income taxes and minority interest increased 13.2% and 25.5% in 1999 and 1998, respectively. The increase in both periods was primarily attributable to strong premium growth and the increase in investment income driven by new business transactions. In 1999, the increase was slightly offset by unfavorable mortality experience. In 1998, favorable mortality experience added to the increase in income before income taxes and minority interest.


                  Net premiums for U.S. traditional reinsurance rose 32.8% and 29.0% in 1999 and 1998, respectively. New premium on in force blocks of business, renewal premium on existing blocks of business and new business premiums from facultative and automatic treaties all contributed to this growth. During 1998, production from in force blocks of business increased significantly over prior years, as more insurance companies sought to reinsure blocks of business with mortality risk and finance merger and acquisition activity. Premium levels are significantly influenced by large transactions and reporting practices of ceding companies and therefore can fluctuate from period to period.



                                  reinsurance group of america, incorporated 27.

management's discussion and analysis of financial condition and results of operations





                  Net investment income increased 17.9% and 31.0% in 1999 and 1998, respectively. This increase in both years was due to the continued growth of business in this subsegment from facultative and automatic treaties, which resulted in an increase in the underlying invested asset base.


                  Realized investment losses of approximately $17.0 million were reported for 1999. These losses included the write-off of the Company's investment in TBO, an international financial services consulting firm specializing in the development of distribution systems. The Company relinquished its 20% interest in TBO to the other shareholders for nominal consideration. Collaborative Strategies, Incorporated ("CSI"), a GenAmerica subsidiary, assumed a portion of the debt of TBO in exchange for certain assets, including the employees, and certain businesses of TBO. The Company then discharged the debt of TBO Company and CSI in exchange for future profits on certain business initiatives. The Company does not expect any future profits to materialize related to these initiatives. Therefore, the Company wrote-off its entire investment related to this business in June 1999. The Company also recorded capital gains associated with the sale of some investments as well as capital losses recognized on permanent write-downs of various securities.


                  The amount of claims and other policy benefits increased 37.4% and 32.9% in 1999 and 1998, respectively, primarily resulting from the increased size of the business in force. Claims and other policy benefits, as a percentage of net premiums, were 78.0%, 75.4%, and 73.2% in 1999, 1998, and 1997, respectively. Mortality is expected to fluctuate somewhat from period to period, but remains fairly constant over the long term. In the fourth quarter of 1999, the amount of large claims reported to the Company increased over the prior year period. Large claims are defined as claims over one million dollars. Analysis of the claims activity in 1999 suggests no significant variances by cause of death, client company issue year or automatic versus facultative which points to any pricing or profitability problems.


                  Interest credited relates to amounts credited on the Company's cash value products in this segment, which have a significant mortality component. This amount fluctuates with the changes in cash surrender value and changes in interest crediting rates.


                  The amount of policy acquisition costs and other insurance expenses rose 28.8% and 26.1% in 1999 and 1998, respectively. As a percentage of net premiums, policy acquisition costs and other insurance expenses were 15.3%, 15.8%, and 16.2% in 1999, 1998, and 1997, respectively. This slight decrease in percentage of premiums between years was primarily due to the reinsurance of in force blocks on a basis on which acquisition costs incurred as a percentage of premiums were less.


                  Other operating expenses increased 44.6% and 45.7% in 1999 and 1998, respectively. As a percentage of net premiums, other operating expenses were 2.4%, 2.2%, and 2.0% in 1999, 1998, and 1997, respectively. The increase was primarily due to increases in costs associated with the growth of the business.


                                                     ASSET-INTENSIVE REINSURANCE


                  The U.S. asset-intensive reinsurance segment includes the reinsurance of funding agreement products, annuities, and bank-owned life insurance. As of September 30, 1999, the Company no longer reinsures funding agreement products. Most of these agreements are coinsurance or modified coinsurance of non-mortality risks such that the Company recognizes profits or losses primarily from the spread between the investment earnings and the interest credited on the underlying deposit liabilities.





28. reinsurance group of america, incorporated

                  Income before income taxes and minority interest decreased significantly in 1999. The funding agreement business was primarily responsible for the decrease in earnings. In 1999, funding agreement business had a net loss before income taxes and minority interest of approximately $47.8 million, which included pre-tax investment losses of $52.9 million. The Company's parent, General American, recaptured the business during the month of September. Substantially all pre-tax investment losses were incurred in connection with liquidating securities and the recapture by General American. During 1998, income before income taxes and minority interest increased 67.8% over 1997. The income growth was attributable to the increase in deposits for asset-intensive products with investment income earned exceeding the interest credited on the amount deposited by the client companies. Investment income more than doubled in 1998 and 1997 as a result of deposits for asset-intensive products of $913.9 million and $834.3 million in 1998 and 1997, respectfully. Investment income is largely offset by earnings credited and paid to ceding companies, which are included in interest credited. Interest credited more than doubled in 1998 and 1997 comparable to the growth in investment income. Interest is credited based on declared interest rates on the related deposit values.


                  Net premiums reported in this subsegment related to a yearly renewable term treaty that reinsures the mortality risk of a bank-owned life insurance product. Policy acquisition costs and other insurance expenses relate primarily to the commission payments and premium taxes (if applicable) on deposits received. Other operating expenses decreased 15.8% in 1999 due to the recapture of the funding agreement business.


                  In the second quarter of 1997 the Company entered into an annuity reinsurance transaction with Cova Financial Services Life Insurance Company, a subsidiary of General American. On December 1, 1999, Cova recaptured this agreement. The recapture by Cova provided a net gain before income taxes and minority interest of approximately $2.6 million. Total pre-tax capital losses of approximately $13.1 million were incurred in connection with the recapture. Other revenue increased by $12.7 million primarily due to the recapture fee and other allowances related to the Cova recapture.


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


                  Income before income taxes and minority interest decreased 21.5% and 56.3% in 1999 and 1998, respectively. The decrease in 1999 was primarily attributable to the decrease in earnings from RGA/Swiss and the net fees earned on financial reinsurance agreements. A decrease in outstanding statutory financial reinsurance is the cause for the decrease in the net fees. The decrease in 1998 was primarily the result of one unusually large transaction in 1997 in which RGA/Swiss earned a substantial fee. Other revenue included fees of $10.2 million, $14.2 million, and $16.0 million for 1999, 1998, and 1997, respectively, from the assumption of financial reinsurance transactions. The net fees earned solely from U.S. based financial reinsurance transactions were $0.7 million, $1.2 million, and $1.6 million for 1999, 1998, and 1997, respectively. Other operating expenses decreased by 24.2% in 1999, which was the result of the decrease in business generated from this segment. At December 31, 1999, 1998, and 1997, the amounts of outstanding statutory financial reinsurance provided to client companies were $310.0 million, $512.9 million, and $530.0 million, respectively.




                                  reinsurance group of america, incorporated 29.

management's discussion and analysis of financial condition and results of operations



CANADA OPERATIONS (dollars in thousands)


year ending December 31                                           1999                1998               1997
----------------------------------------------------------------------------------------------------------------
REVENUES
Net premiums                                                   $ 162,482           $ 144,784          $  83,563
Investment income, net of related expenses                        52,767              38,857             18,936
Realized investment gains, net                                     5,923                 617                109
Other revenue                                                        (38)                482             20,152
----------------------------------------------------------------------------------------------------------------
  Total revenues                                                 221,134             184,740            122,760

BENEFITS AND EXPENSES
Claims and other policy benefits                                 154,194             127,821             74,972
Interest credited                                                  1,799               1,059              1,293
Policy acquisition costs and other insurance expenses             19,970              26,163             22,411
Other operating expenses                                           7,292               6,943              6,387
----------------------------------------------------------------------------------------------------------------
  Total benefits and expenses                                    183,255             161,986            105,063

  Income before income taxes and minority interest             $  37,879           $  22,754          $  17,697
----------------------------------------------------------------------------------------------------------------


                  The Company conducts reinsurance business in Canada through RGA Life Reinsurance Company of Canada ("RGA Canada"). RGA Canada is primarily engaged in traditional individual life reinsurance, including preferred underwriting products. The Canadian operation has grown to become one of the leading life reinsurers in Canada. Canadian reinsurance in force has more than doubled over a three-year period, to approximately $45.8 billion in 1999 from approximately $22.7 billion in 1996. At December 31, 1999, RGA Canada included most of the major insurance companies in Canada as clients.


                  Income before income taxes and minority interest increased 66.5% in 1999 and 28.6% in 1998. The increase during 1999 was driven by a growth in premiums of 12.2%, an increase in investment income of 35.8%, an increase in realized investment gains of $5.3 million and favorable mortality experience. The increase during 1998 was driven by a growth in premiums of 73.3% and favorable mortality experience. The effects of changes in the foreign exchange rates during 1999 and 1998 were not material.


                  Net premiums increased 12.2% to $162.5 million in 1999. The premium growth in 1999 resulted primarily from increasing renewal premiums and new business premiums and was in line with expectations. Premiums in the fourth quarter of 1999 decreased in comparison to 1998. This decrease was expected and resulted from a large treaty which was executed in the fourth quarter of 1998 retroactive to the first quarter. The large in force block transactions placed in 1998 and 1997 are mainly level premium treaties where premiums decrease over time as lapses and death claims occur. Net premiums increased 73.3% to $144.8 million in 1998. This growth in premiums reflected the increase of in force business and the effect of blocks of in force business assumed in both 1997 and 1998. Business premium levels are significantly influenced by large transactions and reporting practices of ceding companies and therefore can fluctuate from period to period.


                  Net investment income increased 35.8% and 105.2% during 1999 and 1998, respectively. The increase in investment income was mainly the result of an increase in the invested asset base. For 1999, the invested asset base growth was due to operating cash flows on traditional reinsurance, proceeds from capital contributions and interest on an increasing amount of funds withheld at interest related to the large in force block added in 1998. For 1998, the increase in invested assets resulted from growth in traditional reinsurance, proceeds from capital contributions and growth of funds withheld at interest. In both years, the increase in the invested asset base was partially offset by a decline in interest rates. The average book yield on the Canadian investment portfolio decreased to 6.97% for year ended December 31, 1999 from 7.37% for 1998 and 8.24% in 1997. The decrease in yield reflects the general decrease in the interest rates available on long term fixed maturity instruments.



30. reinsurance group of america, incorporated

                  Other revenue decreased $0.5 million during 1999 and $19.7 million during 1998. The decrease in 1998 was due to a significant non-recurring recapture fee for a transaction that was completed during December 1997. This recapture fee included the recovery of acquisition costs previously deferred that were reflected in policy acquisition costs and other insurance expenses for 1997.


                  Claims and other policy benefits increased 20.6% and 70.5% during 1999 and 1998, respectively. Claims and other policy benefits as a percentage of net premiums were 94.9% of total 1999 net premiums compared to 88.3% in 1998 and 89.7% in 1997. The increased percentages experienced are primarily the result of several large in-force blocks assumed in 1998 and 1997. These blocks are mature blocks of level premium business in which mortality as a percentage of premiums is expected to be higher than the historical ratios. The nature of level premium policies requires that the Company invest the amounts received in excess of mortality costs to fund claims in the later years. Claims and other policy benefits as a percentage of net premiums and investment income were 71.6% of total 1999 net premiums compared to 69.6% in 1998 and 73.1% in 1997. RGA Canada expects mortality to fluctuate somewhat from period to period but believes it is fairly constant over longer periods of time. In addition, RGA Canada continues to monitor mortality trends to determine the appropriateness of reserve levels.


                  Interest credited increased 69.9%, to $1.8 million, during 1999. These amounts relate to several annuity blocks of business in the segment that were initially reinsured in late 1996 and 1998. No such treaty was executed in 1999.


                  Policy acquisition costs and other insurance expenses as a percentage of net premiums totaled 12.3% in 1999, 18.1% in 1998, and 26.8% in 1997. The decrease in this ratio in 1999 was primarily due to the changing mix of business to yearly renewable term from coinsurance agreements. The expenses in 1997 included a deferred acquisition cost charge of approximately $9.5 million resulting from a treaty recapture that partially offset the gross recapture fee recorded in other revenue. Excluding the deferred acquisition cost charge, policy acquisition costs and other insurance expenses as a percentage of net premiums would have been 15.5% in 1997. Excluding the deferred acquisition cost charge, the increase in this ratio in 1998 was primarily due to the changing mix of business to coinsurance from yearly renewable term agreements. These coinsurance agreements tend to have higher commission costs compared to yearly renewable term agreements. Other operating expenses increased $0.3 million in 1999 and $0.6 million in 1998. The overall increase in operating expenses was attributed to planned increases in costs associated with the ongoing growth of the business.


LATIN AMERICA OPERATIONS (dollars in thousands)


                                                                                                        Total
                                                                                                        Latin
year ending December 31, 1999                                 Reinsurance           Direct             American
-----------------------------------------------------------------------------------------------------------------
REVENUES
Net premiums                                                   $  65,718           $  38,449           $ 104,167
Investment income, net of related expenses                         6,145              17,608              23,753
Realized investment (losses) gains, net                              (33)                128                  95
Other revenue                                                       (126)                (98)               (224)
-----------------------------------------------------------------------------------------------------------------
  Total revenues                                                  71,704              56,087             127,791

BENEFITS AND EXPENSES
Claims and other policy benefits                                  62,043              49,436             111,479
Interest credited                                                  1,129                 306               1,435
Policy acquisition costs and other insurance expenses                854               1,486               2,340
Other operating expenses                                           3,033               6,176               9,209
-----------------------------------------------------------------------------------------------------------------
  Total benefits and expenses                                     67,059              57,404             124,463

  Income before income taxes and minority interest             $   4,645           $  (1,317)          $   3,328
-----------------------------------------------------------------------------------------------------------------





                                  reinsurance group of america, incorporated 31.

management's discussion and analysis of financial condition and results of operations




LATIN AMERICA OPERATIONS (dollars in thousands)

                                                                                                    Total
                                                                                                    Latin
year ending December 31, 1998                                Reinsurance          Direct           American
-------------------------------------------------------------------------------------------------------------
REVENUES
Net premiums                                                   $ 50,325          $ 48,354          $ 98,679
Investment income, net of related expenses                        3,859            13,926            17,785
Realized investment gains, net                                     --                   4                 4
Other revenue                                                         1               242               243
-------------------------------------------------------------------------------------------------------------
    Total revenues                                               54,185            62,526           116,711

BENEFITS AND EXPENSES
Claims and other policy benefits                                 45,224            49,238            94,462
Interest credited                                                  --                 187               187
Policy acquisition costs and other insurance expenses             2,067             4,814             6,881
Other operating expenses                                          3,892             7,466            11,358
-------------------------------------------------------------------------------------------------------------
    Total benefits and expenses                                  51,183            61,705           112,888

    Income before income taxes and minority interest           $  3,002          $    821          $  3,823
-------------------------------------------------------------------------------------------------------------



                                                                                                 Total
                                                                                                 Latin
year ending December 31, 1997                                Reinsurance        Direct          American
-------------------------------------------------------------------------------------------------------------
REVENUES
Net premiums                                                     $11,730          $56,460          $68,190
Investment income, net of related expenses                         3,548            7,067           10,615
Other revenue                                                       --                185              185
-------------------------------------------------------------------------------------------------------------
    Total revenues                                                15,278           63,712           78,990

BENEFITS AND EXPENSES
Claims and other policy benefits                                  10,327           53,181           63,508
Interest credited                                                   --                 82               82
Policy acquisition costs and other insurance expenses                329            3,820            4,149
Other operating expenses                                           3,763            6,553           10,316
-------------------------------------------------------------------------------------------------------------
    Total benefits and expenses                                   14,419           63,636           78,055

    Income before income taxes and minority interest             $   859          $    76          $   935
-------------------------------------------------------------------------------------------------------------









32. reinsurance group of america, incorporated

                                                                     REINSURANCE


                  The Company conducts reinsurance business in the Latin America region through RGA Reinsurance. During 1999, a representative office was opened in Buenos Aires and during 1998, a representative office was opened in Mexico City to more directly assist clients in these markets. Historically, the Latin America reinsurance operations have derived revenue primarily from the reinsurance of privatized pension products in Argentina. During 1999, the Company has reduced its participation in these types of treaties and is more actively marketing additional types of reinsurance in the region such as traditional and credit life for groups and individuals as well as non-traditional reinsurance in Argentina and Mexico. It is anticipated that the mix of business will continue to evolve in the upcoming years. Income before income taxes and minority interest increased $1.6 million and $2.1 million during 1999 and 1998, respectively, as a result of continued profitability in reinsurance business from privatized pensions in Argentina and developing business in Chile and Mexico.


                  Net premiums increased $15.4 million and $38.6 million during 1999 and 1998, respectively. The increases from privatized pension reinsurance in Argentina were $12.9 million and $35.1 million during 1999 and 1998, respectively. Premiums from the other Latin American markets related primarily to the development of new business opportunities. Net investment income increased 59.2% and 8.8% during 1999 and 1998, respectively. Investment income for RGA Reinsurance is allocated to the various operating segments on the basis of net capital and investment performance varies with the composition of investments. This increase was due to the continued growth of business in this segment which resulted in an increase in the invested asset base.


                  The claims and other policy benefits for the reinsurance business increased $16.8 million during 1999 and $34.9 million during 1998. Claims and other policy benefits as a percentage of net premiums totaled 94.4%, 89.9%, and 88.0% for 1999, 1998, and 1997, respectively. The Company expects mortality to fluctuate somewhat from period to period, but believes it is fairly constant over longer periods of time. The Company continues to monitor mortality trends to determine the appropriateness of reserve levels. Interest credited represents amounts credited on reinsurance of new Mexican and Argentine universal life products for 1999.


                  Policy acquisition costs and other insurance expenses decreased $1.2 million for 1999 and increased $1.7 million for 1998, respectively. Policy acquisition costs and other insurance expenses as a percentage of net premiums represented 1.3%, 4.1%, and 2.8% for 1999, 1998, and 1997, respectively. These percentages fluctuate due to the timing of client company reporting and variations in the mixture of business being written.


                                                                DIRECT INSURANCE


                  In 1993, the Company entered into a joint venture in Chile to form BHIFAmerica Seguros de Vida, S.A. ("BHIFAmerica"). This company is a direct life insurer whose primary source of premium is generated from single premium immediate annuities with other lines including credit, individual, and group life. During 1996, in an effort to support the growth of this business and develop additional reinsurance opportunities in Chile, the Company formed RGA Reinsurance Company Chile, S.A. ("RGA Chile"), a wholly owned reinsurance company licensed to assume life reinsurance in Chile. RGA Chile assumed $18.5 million, $26.0 million, and $35.5 million of annuity premiums from BHIFAmerica during 1999, 1998, and 1997, respectively. This business is reported as direct business due to the intercompany nature of the reinsurance. The Company has begun exploring the possibility of selling its Chilean direct writing operations in an effort to focus on reinsurance business as opposed to direct distribution.


                  In 1994, to develop markets in Argentina, RGA formed General American Argentina Seguros de Vida S.A.("GA Argentina"). GA Argentina writes direct life insurance primarily related to group life and disability insurance for the Argentine privatized pension system as well as traditional group life insurance. Effective July 1998, GA Argentina no longer has new contracts related to the privatized pension system, but continues to market group and individual universal life products.





                                  reinsurance group of america, incorporated 33.

management's discussion and analysis of financial condition and results of operations




                  Annual income before taxes and minority interest for the Latin America direct business decreased $2.1 million during 1999 to a net loss of $1.3 million, while results increased $0.7 million between 1998 and 1997. The decrease in 1999 was primarily due to higher claims reported for Argentine privatized pension policies and adjustments to establish allowances for the collection of some Argentine group premiums. The increase in 1998 was due to improved results of $0.3 million in Chile and $0.4 million in Argentina. Premiums decreased 20.5% and 14.4% during 1999 and 1998 as a result of fewer single premium annuities sold in Chile and fewer group life policies for privatized pensions in Argentina. Investment income increased 26.4% and 97.1% during 1999 and 1998, respectively. The invested assets for the subsidiaries have increased with growth in the business and capital contributions from RGA. In addition, the appreciation of Chilean investment balances that are index-denominated are included in investment income.


                  Claims and other policy benefits remained fairly level during 1999 with improved results in Chile offset by higher claims reported in Argentina. Claims and other policy benefits decreased 7.4% during 1998 as a result of refinement of Chilean annuity reserve calculations and improved mortality experience in Argentina. Interest credited represents amounts credited on Argentine universal life products. Increases in interest credited result from increases in direct sales of this product.


                  Policy acquisition costs and other insurance expenses decreased $3.3 million and increased $1.0 million during 1999 and 1998, respectively. As a percentage of net premiums, policy acquisition costs and other insurance expenses represented 3.9%, 10.0%, and 6.8% of net premiums for 1999, 1998, and 1997, respectively. The percentages fluctuate due to variations in the mixture of business being written in Argentina and Chile. In 1998, these expenses increased with the development of new products such as individual life that have higher levels of acquisition costs. Other operating expenses decreased $1.3 million and increased $0.9 million during 1999 and 1998, respectively. The current year decrease was primarily attributed to the use of a direct sales force in Chile instead of outside consultants that were used during 1998.



ASIA PACIFIC OPERATIONS (dollars in thousands)



year ending December 31                                          1999               1998               1997
--------------------------------------------------------------------------------------------------------------
REVENUES
Net premiums                                                   $ 73,887           $ 53,072           $ 36,591
Investment income, net of related expenses                        2,182              2,545              1,126
Realized investment (losses) gains, net                              (3)                23                 14
Other revenue                                                     1,263              3,089               --
--------------------------------------------------------------------------------------------------------------
    Total revenues                                               77,329             58,729             37,731

BENEFITS AND EXPENSES
Claims and other policy benefits                                 46,785             31,900             21,164
Policy acquisition costs and other insurance expenses            29,860             21,775             15,616
Other operating expenses                                          6,983              7,660              6,895
Interest expense                                                    491                454                468
--------------------------------------------------------------------------------------------------------------
    Total benefits and expenses                                  84,119             61,789             44,143

    (Loss) before income taxes and minority interest           $ (6,790)          $ (3,060)          $ (6,412)
--------------------------------------------------------------------------------------------------------------


                  The Company conducts reinsurance business in the Asia Pacific region through branch operations in Hong Kong and Japan and opened a liaison office in Taiwan in 1999. Business is also conducted through RGA Australia, a wholly owned subsidiary in Australia, and Malaysian Life Reinsurance Group Berhad ("MLRG"), a joint venture in Malaysia. The principal types of reinsurance provided in the region are life, critical care, superannuation, and financial reinsurance.


34. reinsurance group of america, incorporated

                  The Asia Pacific loss before income taxes and minority interest increased $3.7 million in 1999. The increase in the Asia Pacific loss before income taxes in 1999 compared to 1998 was due to higher than expected mortality experience, termination of a large financial reinsurance contract, and higher than expected lapses associated with the economic slowdown in the region. The decrease in the Asia Pacific loss before income taxes in 1998 compared to 1997 was due in part to fees earned on new reinsurance transactions and strong new business growth.


                  Net premiums increased 39.2%, to $73.9 million, in 1999 and increased 45.0%, to $53.1 million, in 1998. Renewal premiums from the existing block of business, new business premiums from facultative and automatic treaties, and premium flows from larger blocks of business all contributed to the premium increase. Business premium levels are significantly influenced by large transactions and reporting practices of ceding companies and therefore can fluctuate from period to period. Net investment income declined by 14.3% in 1999 and more than doubled during 1998. Investment income for RGA Reinsurance is allocated to the various operating segments on the basis of average net capital and investment performance varies with the composition of investments. Other revenue during 1999 and 1998 represented profit and risk fees associated with financial reinsurance in Taiwan and Japan (1999) and Japan (1998). The Japanese treaty was discontinued in early 1999, causing the decrease in the fees earned. Fees paid to retrocessionaires that were included in policy acquisition costs and other insurance expenses partially offset these fees earned for both years.


                  Claims and other policy benefits increased 46.7% in 1999 and 50.7% in 1998. Claims and other policy benefits as a percentage of net premiums increased to 63.3% in 1999 from 60.1% in 1998 and from 57.8% in 1997. This increase was primarily a result of adverse experience in the Japanese business in 1999 and the Hong Kong business in 1998. The Company expects mortality to fluctuate somewhat from period to period, but believes it is fairly constant over longer periods of time. The Company continues to monitor mortality trends to determine the appropriateness of reserve levels.


                  Policy acquisition costs and other insurance expenses increased 37.1% in 1999 and 39.4% in 1998. Policy acquisition costs and other insurance expenses as a percentage of net premiums was 40.4%, 41.0%, and 42.7% for 1999, 1998, and 1997, respectively. These percentages fluctuate due to the timing of client company reporting and variations in the mixture of business being written in Asia Pacific. Other operating expenses decreased 8.8% in 1999 and increased 11.1% in 1998. As a percentage of premiums, other operating expenses decreased to 9.5% in 1999 from 14.4% in 1998 and from 18.8% in 1997. The Company believes that sustained growth in premiums should lessen the burden of start-up expenses and expansion costs.


OTHER INTERNATIONAL OPERATIONS (dollars in thousands)


year ending December 31                                          1999              1998               1997
--------------------------------------------------------------------------------------------------------------
REVENUES
Net premiums                                                   $ 24,668           $  3,641           $  2,170
Investment income, net of related expenses                          775                479                383
Realized investment gains, net                                      101                 81               --
Other revenue                                                       105                938                332
--------------------------------------------------------------------------------------------------------------
    Total revenues                                               25,649              5,139              2,885

BENEFITS AND EXPENSES
Claims and other policy benefits                                 13,305              2,685              1,755
Policy acquisition costs and other insurance expenses             8,388                923                479
Other operating expenses                                          7,810              6,540              4,312
--------------------------------------------------------------------------------------------------------------
    Total benefits and expenses                                  29,503             10,148              6,546

    (Loss) before income taxes and minority interest           $ (3,854)          $ (5,009)          $ (3,661)
--------------------------------------------------------------------------------------------------------------




                                  reinsurance group of america, incorporated 35.

management's discussion and analysis of financial condition and results of operations




                  The other international segment is the newest segment of the Company. This segment includes business received from reinsurance clients located in Europe and South Africa in addition to business received as a Corporate Name supporting a life syndicate at Lloyd's of London. The principal type of reinsurance being provided has been life reinsurance for a variety of life products through yearly renewable term and coinsurance agreements. These agreements may be either facultative or automatic agreements. During 1999, the Company continued its expansion efforts, with efforts underway to license a life reinsurance subsidiary in London.


                  Net premiums increased to $24.7 million in 1999 compared to $3.6 million for 1998. Net premium for 1999 was primarily as a result of business generated from an automatic treaty with a United Kingdom client while 1998 net premium was primarily automatic business generated from the Company's participation in a Lloyd's of London life syndicate. The Company's offices in Cape Town and Johannesburg, South Africa contributed to new business premium in 1999 mainly through the facultative market. Investment income for the segment is allocated on the basis of average net capital and the investment performance varies with the composition of investments.


                  Claims and other policy benefits decreased as a percentage of premiums to 53.9% in 1999 from 73.7% in 1998. Policy acquisition costs and other insurance expenses increased as a percent of premiums to 34.0% in 1999 from 25.4% in 1998. These amounts will fluctuate based upon claim levels and the mix of business being reinsured. Year to year comparisons of premiums and claims and other policy benefits are not considered meaningful due to the start-up nature of this segment. Other operating expenses increased $1.3 million during 1999 compared to 1998 and $2.2 million during 1998 compared to 1997. The overall increase in operating expenses was attributed to increases in costs associated with the expansion efforts within the segment.


                                                             CORPORATE AND OTHER


                  Corporate activity generally represents investment income on the undeployed proceeds from the Company's capital raising efforts, corporate expenses that include unallocated overhead and executive costs, as well as the interest expense related to a $75.0 million term loan note with General American ("GA Note") issued during 1999 and the 7 1/4% Senior Notes ("Senior Notes") issued in 1996. In addition, the provision for income taxes is generally calculated based on the overall operations of the Company and allocated to the segments. Tax expense (benefit) is not used as a basis of measuring segment profit/loss.


                  Consolidated investment income increased 12.8% during 1999 and 61.3% in 1998. Investment income will be negatively affected in the near future due to the reduction in invested assets related to the recapture of the funding agreement business by General American on September 29, 1999. The cost basis of invested assets decreased $1.0 billion, or 20.2% in 1999 and increased $1.5 billion, or 42.9% in 1998. The decrease in the invested assets during 1999 was primarily a result of the recapture. This decrease was offset, in part, by positive operating cash flows, new reinsurance transactions involving asset-intensive products, proceeds from the GA Note, and proceeds from a private placement of 4,784,689 shares of the Company's common stock to Metropolitan Life Insurance Company. The aggregate value of the private placement was approximately $125 million. The increase in invested assets during 1998 was a result of an increase in operating cash flows, reinsurance transactions involving deposits for asset-intensive products from ceding companies, primarily funding agreement deposits, and proceeds from the Company's issuance of non-voting stock in June 1998. The average yield earned on investments was 7.10% in 1999 compared with 6.84% in 1998 and 7.23% in 1997. The changes in overall yield reflect prevailing interest rate fluctuations and the decrease in 1999 and increase in 1998 of assets supporting the funding agreements business, which are generally of a shorter duration and carry a lower average yield. Investment income has been allocated to the operational segments on the basis of average capital per segment.





36. reinsurance group of america, incorporated

                  Consolidated interest expense increased 25.2% during 1999 and 12.9% during 1998. Interest expense relates primarily to the GA Notes, Senior Notes, drawdowns on a line of credit, and the financing of a portion of Australian Holdings. Interest cost for 1999, 1998, and 1997 was $11.0 million, $8.8 million, and $7.8 million, respectively.


                  Consolidated other expenses represent general corporate expenses that are not allocated to the operational segments.


                  Consolidated provision for income taxes for continuing operations decreased 20.4% in 1999 and increased 21.4% in 1998 as a result of fluctuations in pre-tax income. Income tax expense from continuing operations represented approximately 42.0%, 35.5% and 35.6% of pre-tax income for 1999, 1998 and 1997, respectively. The effective tax rate for 1999 was affected by significant realized capital losses domestically and operating losses from foreign subsidiaries for which deferred tax assets cannot be fully established. The Company calculated a tax benefit of $6.9 million, $14.9 million, and $11.7 million related to the discontinued operations in 1999, 1998, and 1997. The effective tax rate on the discontinued operations was 36.0%, 35.1%, and 39.7% in 1999, 1998, and 1997, respectively.


                                                         DISCONTINUED OPERATIONS


                  As of December 31, 1998, the Company formally reported its accident and health division as a discontinued operation. At the time it was accepting accident and health risks, the company directly underwrote certain business using its own staff of underwriters. Additionally, it participated in pools of risks underwritten by outside managing general underwriters, and offered high level common account and catastrophic protection coverages to other reinsurers and retrocessionaires. Types of risks covered included a variety of medical, disability, workers compensation carve-out, personal accident, and similar coverages.


                  The reinsurance markets for workers' compensation carve-out risks have been volatile in the last year. In particular, certain programs are alleged to have been inappropriately underwritten by third party managers, and some of the reinsurers and retrocessionaires involved have alleged material misrepresentation and non-disclosures by the managers. As a result, there has been a significant number of claims for recission, arbitrations, and litigation among a number of the parties involved. RGA did not underwrite workers' compensation carve-out business directly, and has been investigating to determine if any material indirect exposures exist through pool participations or high level common account retrocessional coverage. To date, no such exposures have been identified. If any material exposure is identified at some point in the future, based upon the experience of others involved in this market, it is likely to be subject to claims for recission, arbitration, or litigation. Thus, resolution of any disputes will likely take several years. In any event, it is management's opinion that future developments, if any, will not materially adversely affect the company's financial position.


                  The calculation of the claim reserve liability for the entire portfolio of accident and health business requires management to make estimates and assumptions that affect the reported claim reserve levels. The reserve balance as of December 31, 1999 and 1998 was $53.8 million and $109.4 million, respectively. Management must make estimates and assumptions based on historical loss experience, changes in the nature of the business, anticipated outcome of claim disputes and claims for recission, and projected future premium run-off, all of which may affect the level of the claim reserve liability. Due to the significant uncertainty associated with the run-off of this business, net income in future periods could be affected positively or negatively. The consolidated income statements for all periods presented reflect this line of business being reported as a discontinued operation. Revenues associated with discontinued operation, which are not reported on a gross basis in the Company's consolidated statements of income, totaled $113.6 million, $158.2 million and $93.3 million for 1999, 1998 and 1997, respectively.





                                  reinsurance group of america, incorporated 37.

management's discussion and analysis of financial condition and results of operations



                                                 LIQUIDITY AND CAPITAL RESOURCES


                  RGA is a holding company that has as its principal assets interests in RGA Reinsurance, RGA Canada, BHIFAmerica, RGA Chile, GA Argentina, Australian Holdings, RGA Barbados, and RGA UK. In addition, the Company has minority ownership interests in RGA/Swiss and MLRG.


                  As RGA continues its expansion efforts, management continually analyzes capital adequacy issues. On November 23, 1999, RGA completed a private placement of securities in which it sold 4,784,689 shares of the Company's common stock, $0.01 par value per share, to MetLife. The price per share was $26.125, and the aggregate value of the transaction was approximately $125 million. Proceeds from the private placement will be used for general corporate purposes, including the immediate capital needs associated with the Company's primary businesses. On June 1, 1999, the Company entered into a term loan agreement with General American, whereby it borrowed $75.0 million to continue expansion of the Company's business. Interest on the term loan is payable quarterly at 100 basis points over the British Bankers' Association three month LIBOR rate. The term loan matures on June 30, 2004. On March 19, 1996, RGA issued 7 1/4% Senior Notes with a face value of $100.0 million in accordance with Rule 144A of the Securities Act of 1933. Interest is payable semiannually on April 1 and October 1 with the principal amount due on April 1, 2006. In addition, Australian Holdings established a line of credit with an outstanding balance at December 31, 1999 and 1998, of $9.5 million and $8.9 million, respectively. Also, the Company has access to a line of credit. At December 31, 1999, $15.0 million was drawn upon that line with this liability included in other liabilities in the consolidated balance sheet. The ability of RGA and Australian Holdings to make principal and interest payments is ultimately dependent on the earnings and surplus of RGA's subsidiaries, the investment earnings on the undeployed funds at RGA, and the Company's ability to raise additional capital.


                  At RGA's annual stockholders' meeting on May 27, 1998, a new class of non-voting common stock was authorized. In June 1998, RGA completed a public offering in which it sold 7,417,500 shares of non-voting common stock, after split, traded on the New York Stock Exchange under the symbol RGA.A. The offering provided net proceeds of approximately $221.8 million that have been utilized to finance the continued growth of RGA's operations domestically and internationally. This non-voting class of stock was subsequently converted into voting common shares at a 0.97 conversion rate upon shareholder approval at a special meeting held September 14, 1999.


                  Historically, RGA has paid quarterly dividends ranging from $0.027 per share in 1993 to $0.06 per share in 1999. All future payments of dividends are at the discretion of the Company's Board of Directors and will depend on the Company's earnings, capital requirements, insurance regulatory conditions, operating conditions, and such other factors as the Board of Directors may deem relevant. The amount of dividends that the Company can pay will depend in part on the operations of its reinsurance subsidiaries. The transfer of funds from the subsidiaries to RGA is subject to applicable insurance laws and regulations.


                  RGA has repurchased shares in the open market in the past to enable it to satisfy obligations under its stock option program and to acquire larger blocks of stock. No shares were repurchased in 1999 or 1998, although RGA could begin repurchasing shares again at some point in the future.


                  As of December 31, 1999, RGA Reinsurance had statutory capital and surplus of $435.0 million. RGA Reinsurance is subject to statutory provisions that restrict the payment of dividends. It may not pay dividends in any 12-month period in excess of the greater of the prior year's statutory operating income or 10% of capital and surplus at the preceding year-end, without regulatory approval. RGA Reinsurance's allowable dividend without prior approval for 2000 is $43.5 million pursuant to this calculation. The applicable statutory provisions, however, only permit an insurer to pay a shareholder dividend from earned surplus. As of December 31, 1999, RGA Reinsurance had an earned surplus deficit; however, given RGA Reinsurance's total surplus position, management believes any reasonable dividend requests would be approved. RGA Canada's statutory capital was $148.7 million at December 31, 1999. The maximum amount available for dividends by RGA Canada under the Canadian Minimum Continuing Capital and Surplus Requirements ("MCCSR") is $45.8 million. Dividend payments from other subsidiaries and joint ventures are subject to regulations in the country of domicile.





38. reinsurance group of america, incorporated

                  The Company's net cash flows from consolidated operating activities for the years ended December 31, 1999, 1998, and 1997, were $277.7 million, $349.1 million, and $433.4 million, respectively. The sources of funds of the operating subsidiaries of RGA consist of direct investment by RGA, premiums received from ceding insurers and direct insureds, investment income, and proceeds from the sales and redemptions of investments. Premiums are generally received in advance of related claim payments. Funds are applied to policy claims and benefits, operating expenses, income taxes, and investment purchases. The Company believes the short-term cash requirements of its business operations will be sufficiently met by the positive cash flows generated. The Company expects to address its longer-term liquidity needs and capital required to support possible future growth and expansion of the business through equity or debt financing. Any public offering would only be made by means of a prospectus. Because the life reinsurance business provides positive cash flow, the Company's liabilities generally are not subject to disintermedi-ation risk, and because the reinsured treaties offer no withdrawal options and require no return of premium if canceled or allowed to lapse, the Company historically has had more than sufficient funds to pay claims and expenses. The Company expects any future increase in the need for liquidity due to relatively large policy loans or unanticipated material claim levels would be met first by operating cash flows and then by selling fixed maturity securities or short-term investments.

                  The Company's asset-intensive products are primarily supported by investment in fixed maturity securities. Investment guidelines are established to structure the investment portfolio based upon the type, duration and behavior of products in the liability portfolio so as to achieve targeted levels of profitability. The Company manages the asset-intensive business to provide a targeted spread between the interest rate earned on investments and the interest rate credited to the underlying liabilities. The Company periodically reviews models projecting different interest rate scenarios and their impact on profitability. One of the Company's asset intensive agreements reinsures a market value adjusted annuity product on a modified coinsurance basis. Pursuant to the terms of this reinsurance agreement, the ceding company withholds the annuity liabilities and funds supporting the liabilities. The underlying product reinsured provides the contract holder with a minimum return guarantee over the life of the product. The Company shares in this guarantee pursuant to the reinsurance agreement. The ceding company manages the underlying investment portfolio. The risk to RGA is that the return on the investment portfolio is not sufficient to satisfy the minimum guarantee. This investment risk is mitigated through the Company's participation in establishing investment guidelines and through management's regular monitoring of the underlying investment performance.

                  Effective December 31, 1993, the National Association of Insurance Commissioners ("NAIC") adopted risk-based capital ("RBC") statutory requirements for U.S.-based life insurance companies. These requirements measure statutory capital and surplus needs based on the risks associated with a company's mix of products and investment portfolio. At December 31, 1999, statutory capital and surplus of RGA Reinsurance exceeded all RBC thresholds and RGA Canada's capital levels exceeded any MCCSR requirements. All of the Company's insurance operating subsidiaries exceed the minimum capital requirements in their respective jurisdiction.

                                                                     Investments

                  All investments made by RGA and its subsidiaries conform to the qualitative and quantitative limits prescribed by the applicable jurisdiction's insurance laws and regulations. In addition, their respective Boards of Directors periodically review the investment portfolios of the international subsidiaries. The RGA Board of Directors also reviews all investment portfolios. The Company's investment strategy is to maintain a predominantly investment-grade, fixed maturity portfolio, to provide adequate liquidity for expected reinsurance obligations, and to maximize total return through prudent asset management. The Company's asset/liability duration matching differs between the U.S. and Canada operating segments. The target duration for the U.S. investments is currently a range between four and seven years, with individual investments all along the maturity spectrum. Based on Canadian reserve requirements, a portion of the Canadian liabilities is strictly matched with long duration Canadian assets, with the remaining assets invested to maximize the total rate of return, given the characteristics of the corresponding liabilities and Company liquidity needs. For the year ended December 31, 1999, the Company's earned yield on fixed maturity securities was 7.10% compared with 6.84% in 1998 and 7.23% in 1997.



                                  reinsurance group of america, incorporated 39.

management's discussion and analysis of financial condition and results of operations



                  The Company's fixed maturity securities are invested primarily in commercial and industrial bonds, public utilities, Canadian government securities and, mortgage and asset-backed securities. As of December 31, 1999, more than 96% of the Company's consolidated investment portfolio of fixed maturity securities was investment-grade. Important factors in the selection of investments include diversification, quality, yield, total rate of return potential, and call protection. The relative importance of these factors is determined by market conditions and the underlying product or portfolio characteristics. Cash equivalents are invested in high-grade money market instruments. The largest asset class in which fixed maturities were invested was in commercial and industrial bonds, which represented approximately 19.2% of total investments as of December 31, 1999, a decrease from 28.0% of total investments as of December 31, 1998. A majority of these securities were classified as corporate securities, with an average Standard and Poor's rating of A at December 31, 1999. Collateralized Bond Obligations (CBO) and Collateralized Loan Obligations (CLO), which represent approximately 9.2% of total investments at December 31, 1999, are held in the Company's portfolio. These investments may have a higher degree of income variability than the other fixed income holdings in the portfolio due to the floating rate nature of the interest payments. Many of our CBO and CLO deals require close monthly monitoring to assess correct income projections and deal value. Most of the issues are principal protected or high enough in the credit structure to be adverse to the risk of loss of principal under most scenarios. However, cashflows and income rates may be subject to volatility from time to time.

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

                  For agreements written on a modified coinsurance basis and certain agreements written on a coin-surance basis, assets equal to the net statutory reserves are withheld and legally owned by the ceding company and are reflected as funds withheld at interest on the balance sheet. Interest accrues to these assets at rates defined by the treaty terms. Funds withheld at interest comprised approximately 20.9% of the Company's investments as of December 31, 1999.

                  Policy loans comprised approximately 17.3% and 10.0% of the Company's investments as of December 31, 1999 and 1998, respectively. These policy loans present no credit risk because the amount of the loan cannot exceed the obligation due the ceding company upon the death of the insured or surrender of the underlying policy. The provisions of the treaties in force and the underlying policies determine the policy loan interest rates. Because policy loans represent premature distributions of policy liabilities, they have the effect of reducing future disintermediation risk. In addition, the Company earns a spread between the interest rate earned on policy loans and the interest rate credited to corresponding liabilities.

                  As of December 31, 1999, mortgage loans represented approximately 5.6% of the Company's investments, which was comprised of approximately $126.7 million in U.S. mortgages and $86.5 million in Chilean mortgage-related instruments, which include real estate leasing, mortgage drafts, and mortgage loans. The Company invests primarily in mortgages on commercial offices and retail locations. The Company's domestic mortgage loans generally range in size from $0.3 million to $8.3 million, with the average mortgage loan investment as of December 31, 1999, totaling approximately $3.2 million. The Company's Chilean mortgage instruments are generally less than $1.0 million, with the average less than $200,000. As of December 31, 1998, mortgage loans represented approximately 4.2% of the Company's investments, which was comprised of approximately $131.8 million in U.S. mortgages and $84.8 million in Chilean mortgage-related instruments. The mortgage loan portfolio was diversified by geographic region and property type as discussed further in Note 6 of the consolidated financial statements.

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


 40. reinsurance group of america, incorporated

                  The invested assets of RGA, RCM, RGA Reinsurance, RGA Barbados, Australian Holdings, and RGA Canada are managed by Conning Asset Management Company ("Conning"), a majority owned subsidiary of General American. As of December 31, 1999, the investments of BHIFAmerica, RGA Chile, GA Argentina, and RGA UK were managed by the staffs of those entities.

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

                                                              Interest Rate Risk

                  This risk arises from many of the Company's primary activities, as the Company invests substantial funds in interest-sensitive assets and also has certain interest-sensitive contract liabilities. The Company manages interest rate risk and credit risk to maximize the return on the Company's capital effectively and to preserve the value created by its business operations. As such, certain management monitoring processes are designed to minimize the impact of sudden and sustained changes in interest rates on fair value, cash flows, and net interest income.

                  The Company's exposure to interest rate price risk and interest rate cash flow risk is reviewed on a quarterly basis. Interest rate price risk exposure is measured using interest rate sensitivity analysis to determine the change in fair value of the Company's financial instruments in the event of a hypothetical change in interest rates. Interest rate cash flow risk exposure is measured using interest rate sensitivity analysis to determine the Company's variability in cash flows in the event of a hypothetical change in interest rates. If estimated changes of fair value, net interest income, and cash flows are not within the limits established by the Board, the Board may direct management to adjust its asset and liability mix to bring interest rate risk within Board-approved limits.

                  In order to reduce the exposure of changes in fair values from interest rate fluctuations, RGA has developed strategies to manage its liquidity, and increase the interest rate sensitivity of its asset base. From time to time, RGA has utilized the swap market to manage the volatility of cash flows to interest rate fluctuations.

                  Interest rate sensitivity analysis is used to measure the Company's interest rate price risk by computing estimated changes in fair value of fixed rate assets and off-balance sheet items in the event of a range of assumed changes in market interest rates. Interest sensitive contract liabilities are generally supported by related policy loans or funds withheld at interest. As these amounts are affected similarly by interest rate changes, the net impact on estimated fair values or cash flows is not considered material and is excluded from the following sensitivity analysis. This analysis assesses the risk of loss in market risk sensitive fixed rate instruments in the event of a sudden and sustained 100 to 300 basis points increase or decrease in the market interest rates. The following table presents the Company's projected change in fair value of financial instruments for the various rate shock levels at its fiscal year ended December 31, 1999. All market risk sensitive instruments presented in this table are available for sale. RGA has no trading securities.

                  The calculation of fair value is based on the net present value of estimated discounted cash flows expected over the life of the market risk sensitive instruments, using market prepayment assumptions and market rates of interest provided by independent broker quotations and other public sources as of December 31, 1999, with adjustments made to reflect the shift in the Treasury yield curve as appropriate.


                                 reinsurance group of america, incorporated 41.

management's discussion and analysis of financial condition and results of operations


                                                                            Estimated
                                                                        Fair Value of                               %
                                                                           Fixed Rate  Hypothetical      Hypothetical
% Change in Interest Rate                                                 Instruments        Change            Change

300 basis point rise                                                       $1,606,531   $  (488,169)          -23.30%
200 basis point rise                                                       $1,739,981   $  (354,719)          -16.93%
100 basis point rise                                                       $1,899,765   $  (194,935)           -9.31%

Base Scenario                                                              $2,094,700   $         -             0.00%

100 basis point decline                                                    $2,338,199   $   243,419            11.62%
200 basis point decline                                                    $2,657,434   $   562,734            26.86%
300 basis point decline                                                    $3,112,312   $ 1,017,612            48.58%

                  At December 31, 1999, the Company's estimated changes in fair value were within the targets outlined in the Company's investment policy.

                  Interest rate sensitivity analysis is also used to measure the Company's interest rate cash flow risk by computing estimated changes in the cash flows expected in the near term attributable to floating rate assets, liabilities, and off-balance sheet items in the event of a range of assumed changes in market interest rates. This analysis assesses the risk of loss in cash flows in the near term in market risk sensitive floating rate instruments in the event of a sudden and sustained 100 to 300 basis points increase or decrease in the market interest rates. The following table presents the Company's projected change in cash flows in the near term associated with floating-rate instruments for various rate shock levels at December 31, 1999. All floating rate interest sensitive instruments presented in this table are classified as available for sale.

                                                                            Estimated
                                                                        Cash Flows of                               %
                                                                        Floating Rate  Hypothetical      Hypothetical
% Change in Interest Rate                                                 Instruments        Change            Change

300 basis point rise                                                        $  51,033    $    4,941            10.72%
200 basis point rise                                                        $  49,253    $    3,161             6.86%
100 basis point rise                                                        $  48,000    $    1,908             4.14%

Base Scenario                                                               $  46,092    $        -             0.00%

100 basis point decline                                                     $  44,746    $   (1,346)           -2.92%
200 basis point decline                                                     $  43,572    $   (2,520)           -5.47%
300 basis point decline                                                     $  42,088    $   (4,004)           -8.69%

                  The cash flows from coupon payments move in the same direction as interest rates for the Company's floating rate instruments. The volatility in mortgage prepayments partially offsets the cash flows from interest. At December 31, 1999, the Company's estimated changes in cash flows were within the targets outlined in the Company's investment policy.

                  Computations of prospective effects of hypothetical interest rate changes are based on numerous assumptions, including relative levels of market interest rates, and mortgage prepayments, and should not be relied on as indicative of future results. Further, the computations do not contemplate any actions management could undertake in response to changes in interest rates.


42. reinsurance group of america, incorporated

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

                                                           Foreign Currency Risk

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

                                                                       Year 2000

                  Many of the world's computer systems currently record years in a two-digit format. If not addressed, such computer systems will be unable to properly interpret dates beyond the year 1999, which could lead to business disruptions in the U.S. and internationally (the "Year 2000" issue). As of March 1, 2000, the Company has not experience any material Year 2000 related business interruptions, and is not aware of any Year 2000 interruptions among its third-party suppliers or clients. The Company does not anticipate any material future complications or expenditures related to the Year 2000 issue.

                                                        New Accounting Standards

                  In June 1999, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 137 ("SFAS No. 137"), "Accounting for Derivative Instruments and Hedging Activities - Deferral of the Effective Date of FASB Statement No. 133," effective upon issuance. SFAS No. 137 amends SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities," deferring the effective date to all fiscal quarters of all fiscal years beginning after June 15, 2000. SFAS No. 133 requires companies to record derivatives on the balance sheet as assets or liabilities, measured at fair value. It also requires that gains or losses resulting from changes in the values of those derivatives be reported depending on the use of the derivative and whether it qualifies for hedge accounting. The Company continues to evaluate the effect, if any, of the implementation of SFAS No. 133 on the results of operation, financial position, or liquidity.


                                   reinsurance group of america, incorporated 43
consolidated balance sheets

as of December 31                                                                                    1999          1998
(dollars in thousands)


Assets
  Fixed maturity securities
  Available for sale-at fair value (amortized cost of $2,087,540 and $3,613,602
    at December 31, 1999, and December 31, 1998, respectively)                                 $  1,876,166    $  3,701,617
  Mortgage loans on real estate                                                                     213,187         216,636
  Policy loans                                                                                      660,062         513,885
  Funds withheld at interest                                                                        797,949         359,786
  Short-term investments                                                                            238,424         314,953
  Other invested assets                                                                              26,069          22,704
---------------------------------------------------------------------------------------------------------------------------
    Total investments                                                                             3,811,857       5,129,581
  Cash and cash equivalents                                                                          24,316          15,966
  Accrued investment income                                                                          37,175          62,447
  Premiums receivable                                                                               295,153         173,935
  Funds withheld                                                                                     13,294          73,042
  Reinsurance ceded receivables                                                                     295,460         259,688
  Deferred policy acquisition costs                                                                 478,389         351,042
  Other reinsurance balances                                                                        151,000         217,677
  Other assets                                                                                       17,099          35,175
---------------------------------------------------------------------------------------------------------------------------
    Total assets                                                                               $  5,123,743    $  6,318,553
===========================================================================================================================

Liabilities and Stockholders' Equity
  Future policy benefits                                                                       $  1,870,099    $  1,585,506
  Interest sensitive contract liabilities                                                         1,545,893       2,985,515
  Other policy claims and benefits                                                                  582,066         482,049
  Other reinsurance balances                                                                         53,866         177,806
  Deferred income taxes                                                                              67,914         121,988
  Other liabilities                                                                                  83,238         105,471
  Long-term debt                                                                                    183,954         107,994
---------------------------------------------------------------------------------------------------------------------------
    Total liabilities                                                                             4,387,030       5,566,329
  Minority interest                                                                                   3,765           3,747
  Commitments and contingent liabilities
  Stockholders' equity:
  Preferred stock (par value $.01 per share; 10,000,000 shares authorized;
    no shares issued or outstanding)                                                                      -               -
  Common stock (par value $.01 per share; 75,000,000 shares authorized,
    51,053,273 and 39,073,613 shares issued and outstanding at                                          511             392
    December 31, 1999 and 1998, respectively)
  Non-voting common stock (par value $.01 per share;
    7,417,500 shares issued and outstanding at December 31, 1998;                                         -              74
  Additional paid in capital                                                                        611,016         486,669
  Retained earnings                                                                                 282,389         251,512
  Accumulated other comprehensive income
    Accumulated currency translation adjustment, net of taxes                                        (9,909)        (14,968)
    Unrealized appreciation (depreciation) of securities, net of taxes                             (131,341)         45,273
---------------------------------------------------------------------------------------------------------------------------
    Total stockholders' equity before treasury stock                                                752,666         768,952
  Less treasury shares held of 1,112,820 and 1,178,270 at cost at
  December 31, 1999, and December 31, 1998, respectively                                            (19,718)        (20,475)
---------------------------------------------------------------------------------------------------------------------------
    Total stockholders' equity                                                                      732,948         748,477
---------------------------------------------------------------------------------------------------------------------------
    Total liabilities and stockholders' equity                                                 $  5,123,743    $  6,318,553


   see accompanying notes to consolidated financial statements




 44. reinsurance group of america, incorporated
                        consolidated statement of income


year ending December 31                                                        1999          1998           1997
(dollars in thousands, except per share data)

REVENUES
  Net premiums                                                              $ 1,315,638   $ 1,016,420   $      744,768
  Investment income, net of related expenses                                    340,280       301,780          187,084
  Realized investment gains/(losses), net                                       (75,308)        3,092              332
  Other revenue                                                                  26,472        23,200           46,009
----------------------------------------------------------------------------------------------------------------------
    Total revenues                                                            1,607,082     1,344,492          978,193

BENEFITS AND EXPENSES
  Claims and other policy benefits                                            1,067,111       797,901          569,133
  Interest credited                                                             153,118       153,247           92,311
  Policy acquisition costs and other insurance expenses                         218,314       188,471          148,128
  Other operating expenses                                                       64,447        58,021           47,406
  Interest expense                                                               11,020         8,805            7,801
----------------------------------------------------------------------------------------------------------------------
    Total benefits and expenses                                               1,514,010     1,206,445          864,779
======================================================================================================================
    Income before income taxes and minority interest                             93,072       138,047          113,414

  Provision for income taxes                                                     39,059        49,055           40,403
======================================================================================================================
    Income from continuing operations before minority interest                   54,013        88,992           73,011

    Minority interest in earnings of consolidated subsidiaries                      968          (717)             430
----------------------------------------------------------------------------------------------------------------------
    Income from continuing operations                                            53,045        89,709           72,581
  Discontinued operations
    (Loss) on discontinued accident and health operations,
    net of taxes                                                                (12,187)      (27,628)         (17,962)
---------------------------------------------------------------------------------------------------------------------
  Net income                                                                $    40,858   $    62,081   $       54,619
======================================================================================================================

  Earnings per share from continuing operations
    Basic earnings per share                                                $      1.16   $      2.11   $         1.91
    Diluted earnings per share                                              $      1.15   $      2.08   $         1.89

  Earnings per share from net income
    Basic earnings per share                                                $      0.89   $      1.50   $         1.44
    Diluted earnings per share                                              $      0.88   $      1.48   $         1.42

  Weighted average number of diluted shares outstanding
    (in thousands)                                                               46,246        42,559           38,406
======================================================================================================================

see accompanying notes to consolidated financial statements




45. reinsurance group of america, incorporated consolidated statement of stockholders' equity

                                                                                                         Non-Voting
                                                                  Preferred           Common                 Common
                                                                      Stock            Stock                  Stock
                                                                  ---------         --------             ----------
(dollars in thousands)

Balance December 31, 1996                                         $       -         $    174             $        -

Comprehensive income
  Net income
  Other comprehensive income, net of tax
    Currency translation adjustments
    Unrealized (losses) gains on securities,
       net of reclassification adjustment
---------------------------------------------------------------------------------------------------------------------------------
  Other comprehensive income
Comprehensive income
Dividends to stockholders                                                                 87
Purchase of treasury stock
Reissuance of treasury stock

-----------------------------------------------------------------------------------------------------------------------------------
Balance December 31, 1997                                         $       -       $      261             $        -
===================================================================================================================================

Comprehensive income
  Net income
  Other comprehensive income, net of tax
    Currency translation adjustments
    Unrealized (losses) on securities,
      net of reclassification adjustment
-----------------------------------------------------------------------------------------------------------------------------------
  Other comprehensive (loss)
Comprehensive income
Dividends to stockholders                                                                131                     25
Issuance of non-voting stock                                                                                     49
Reissuance of treasury stock

-----------------------------------------------------------------------------------------------------------------------------------
Balance December 31, 1998                                         $       -       $      392             $       74
===================================================================================================================================

Comprehensive income
  Net income
  Other comprehensive income, net of tax
    Currency translation adjustments
    Unrealized (losses) on securities,
      net of reclassification adjustment
-----------------------------------------------------------------------------------------------------------------------------------
  Other comprehensive (loss)
Comprehensive (loss)
Dividends to stockholders
Conversionof non-voting stock                                                             72                    (74)
MetLife private placement                                                                 47
Reissuance of treasury stock

-----------------------------------------------------------------------------------------------------------------------------------
Balance December 31, 1999                                         $       -       $      511             $        -
===================================================================================================================================

see accompanying notes to consolidated financial statements



46. reinsurance group of america, incorporated consolidated statement of stockholders' equity

                                                                                                Accumulated
                                                    Additional                                        Other
                                                       Paid In     Retained   Comprehensive   Comprehensive  Treasury
                                                       Capital     Earnings          Income          Income     Stock    Total
-----------------------------------------------------------------------------------------------------------------------------------
(dollars in thousands)

Balance December 31, 1996                           $  264,399    $ 147,824   $           -   $      22,829  $ (9,668)   $ 425,558

Comprehensive income
  Net income                                                         54,619   $      54,619                                 54,619
  Other comprehensive income, net of tax
    Currency translation adjustments                                                 (2,665)                                (2,665)
    Unrealized (losses) gains on securities,
       net of reclassification adjustment                                            38,925                                 38,925
----------------------------------------------------------------------------------------------------------------------------------
  Other comprehensive income                                                         36,260          36,260
Comprehensive income                                                                 90,879
Dividends to stockholders                                  (87)      (5,758)                                                (5,758)
Purchase of treasury stock                                                                                    (12,877)     (12,877)
Reissuance of treasury stock                               436                                                  1,083        1,519

-----------------------------------------------------------------------------------------------------------------------------------
Balance December 31, 1997                           $  264,748    $ 196,685                   $      59,089  $(21,462)   $ 499,321
===================================================================================================================================

Comprehensive income
  Net income                                                         62,081   $      62,081                                 62,081
  Other comprehensive income, net of tax
    Currency translation adjustments                                                 (6,767)                                (6,767)
    Unrealized (losses) on securities,
        net of reclassification adjustment                                          (22,017)                               (22,017)
-----------------------------------------------------------------------------------------------------------------------------------
  Other comprehensive (loss)                                                        (28,784)        (28,784)
Comprehensive income                                                                 33,297
Dividends to stockholders                                (156)       (7,254)                                                (7,254)
Issuance of non-voting stock                          221,788                                                              221,837
Reissuance of treasury stock                              289                                                     987        1,276

-----------------------------------------------------------------------------------------------------------------------------------
Balance December 31, 1998                           $ 486,669     $ 251,512                   $      30,305  $(20,475)   $ 748,477
===================================================================================================================================

Comprehensive income
  Net income                                                         40,858   $      40,848                                 40,858
  Other comprehensive income, net of tax
    Currency translation adjustments                                                  5,059                                  5,059
    Unrealized (losses) on securities,
      net of reclassification adjustment                                           (176,614)                              (176,614)
-----------------------------------------------------------------------------------------------------------------------------------
  Other comprehensive (loss)                                                       (171,555)       (171,555)
Comprehensive (loss)                                                               (130,697)
Dividends to stockholders                                            (9,981)                                                (9,981)
Conversionof non-voting stock                            (655)                                                                (657)
MetLife private placement                             124,873                                                              124,920
Reissuance of treasury stock                              129                                                     757          886

-----------------------------------------------------------------------------------------------------------------------------------
Balance December 31, 1999                           $ 611,016     $ 282,389                   $    (141,250) $(19,718)   $732,948
===================================================================================================================================

see accompanying notes to consolidated financial statements



47. reinsurance group of america, incorporated consolidated statements of cash flows

year ending December 31                                                            1999         1998              1997
(dollars in thousands)

OPERATING ACTIVITIES
  Net income                                                               $     40,858    $  62,081    $       54,619
Adjustments to reconcile net income to net cash
provided by operating activities:
  Change in:
    Accrued investment income                                                    25,288      (28,523)          (11,125)
    Premiums receivable                                                        (121,032)     (55,687)          (44,228)
    Deferred policy acquisition costs                                          (112,085)     (65,393)          (59,485)
    Funds withheld                                                               59,748      (43,759)          (17,204)
    Reinsurance ceded balances                                                  (35,914)      49,204          (246,095)
    Future policy benefits, other policy claims and benefits,
      and other reinsurance balances                                            323,924      461,123           722,286
    Deferred income taxes                                                        48,013       26,785            18,086
    Other assets and other liabilities                                           (2,490)     (32,914)           31,570
  Amortization of goodwill and value of business acquired                           776        1,484             1,322
  Amortization of net investment discounts                                      (27,468)     (20,611)          (15,471)
  Realized investment (gains)/losses, net                                        75,308       (3,091)             (334)
  Minority interest in earnings                                                     967          724               702
  Other, net                                                                      1,808       (2,276)           (1,216)
                                                                           ------------    ---------    --------------
Net cash provided by operating activities                                       277,701      349,147           433,427

INVESTING ACTIVITIES
  Sales of investments:
    Fixed maturity securities -- Available for sale                           2,873,723      495,589           301,685
    Mortgage loans                                                                8,136        3,416            42,306
  Maturities of fixed maturity securities-Available for sale                      6,204      109,577           246,814
  Purchases of fixed maturity securities-Available for sale                  (1,369,576)  (1,860,673)       (1,456,450)
  Cash invested in:
    Mortgage loans                                                              (45,825)     (75,281)         (115,937)
    Policy loans                                                               (146,177)     (50,987)          (57,026)
    Funds withheld at interest                                                  (73,684)    (194,373)          (35,464)
  Principal payments on:
    Mortgage loans                                                               24,378        7,088             6,045
    Policy loans                                                                     --       17,335             3,158
  Change in short-term and other invested assets                                 64,644      (54,051)         (190,939)
                                                                           ------------    ---------    --------------
Net cash provided (used) by investing activities                              1,341,823   (1,602,360)       (1,255,808)

FINANCING ACTIVITIES
  Dividends to stockholders                                                      (9,981)      (7,254)           (5,758)
  Proceeds from stock offering                                                  124,920      221,837                --
  Purchase of treasury stock                                                                      --           (12,877)
  Reissuance of treasury stock                                                      886          987             2,105
  Exchange of voting for non-voting shares                                         (657)          --                --
  Excess deposits (withdrawals) on universal life and other
    investment type policies and contracts                                   (1,801,601)   1,016,245           861,352
  Proceeds from debt issuance                                                    75,000           --             1,857
                                                                           ------------    ---------    --------------
Net cash provided (used) by financing activities                             (1,611,433)   1,231,815           846,679
Effect of exchange rate changes                                                     259          (31)              (48)
                                                                           ------------    ---------    --------------
Change in cash and cash equivalents                                               8,350      (21,429)           24,250
Cash and cash equivalents, beginning of period                                   15,966       37,395            13,145
                                                                           ------------    ---------    --------------
Cash and cash equivalents, end of period                                   $     24,316    $  15,966    $       37,395
                                                                           ============    =========    ==============

   see accompanying notes to consolidated financial statements

 48. reinsurance group of america, incorporated
                                      notes to consolidated financial statements







                              note 1 > Organization

                  Reinsurance Group of America, Incorporated ("RGA") is an insurance holding company formed December 31, 1992. On December 31, 1999, Equity Intermediary Company, a Missouri holding company, directly owned approximately 48.3% of the outstanding shares of common stock of RGA. Equity Intermediary Company is a wholly owned subsidiary of General American Life Insurance Company ("General American"), a Missouri life insurance company, which in turn is a wholly owned subsidiary of GenAmerica Corporation ("GenAmerica"), a Missouri corporation. GenAmerica was acquired and became a wholly owned subsidiary of Metropolitan Life Insurance Company ("MetLife"), a New York life insurance company on January 6, 2000 (See Note 22). As a result of MetLife's ownership of GenAmerica and its own direct investment in RGA, MetLife now beneficially owns 57.9% of the outstanding shares of common stock of RGA.

                  The consolidated financial statements include the assets, liabilities, and results of operations of RGA; Reinsurance Company of Missouri, Incorporated ("RCM"); RGA Australian Holdings PTY, Limited ("Australian Holdings"); RGA Reinsurance Company (Barbados) Ltd. ("RGA Barbados"); RGA International, Ltd. (RGA International), a Canadian marketing and insurance holding company, RGA Sudamerica, S.A., a Chilean holding company; RGA Holdings Limited (U.K.) ("RGA UK"), a United Kingdom holding company; General American Argentina Seguros de Vida, S.A. ("GA Argentina"), an Argentine life insurance company; RGA South African Holdings (Pty) Ltd ("RGA South Africa"), a South African holding company; Benefits Resource Life (Bermuda) Ltd. ("RGA Bermuda"); RGA Americas Reinsurance Company, Ltd.; and Triad Re, Ltd. In addition, the consolidated financial statements include the subsidiaries of RCM, Australian Holdings, RGA International, RGA UK, RGA Sudamerica, S.A., and RGA South Africa subject to an ownership position of fifty percent or more (collectively, the "Company").

                  The Company is primarily engaged in life reinsurance and, to a lesser extent, direct life insurance. Reinsurance is an arrangement under which an insurance company, the reinsurer, agrees to indemnify another insurance company, the ceding company, for all or a portion of the insurance risks underwritten by the ceding company. Reinsurance is designed to (i) reduce the net liability on individual risks, thereby enabling the ceding company to increase the volume of business it can underwrite, as well as increase the maximum risk it can underwrite on a single life or risk; (ii) stabilize operating results by leveling fluctuations in the ceding company's loss experience; (iii) assist the ceding company to meet applicable regulatory requirements; and (iv) enhance the ceding company's financial strength and surplus position.

              note 2 > Summary of Significant Accountant Policies

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


                                  reinsurance group of america, incorporated 49.

 notes to consolidated financial statements


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

                  Funds Withheld. Funds withheld represent amounts contractually withheld by ceding companies in accordance with reinsurance agreements. For agreements written on a modified coinsurance basis and certain agreements written on a coinsurance basis, assets equal to the net statutory reserves are withheld and legally owned by the ceding company and are reflected as funds withheld at interest on the balance sheet. Interest accrues to these assets at rates defined by the treaty terms.

                  For reinsurance transactions executed prior to December 31, 1994, assets and liabilities related to treaties written on a modified coinsurance basis with funds withheld are reported gross. For reinsurance transactions executed on or after December 31, 1994, assets and liabilities from reinsurance agreements written on a modified coinsurance basis with funds withheld have generally been netted and included in other reinsurance balances on the consolidated balance sheet, since a right of offset exists.

                  Other invested assets, which consist primarily of Chilean common stocks and derivatives, are carried at fair value.

                  The Company has a variety of reasons to use derivative instruments, such as to attempt to protect the Company against possible changes in the market value of its investment portfolio as a result of interest rate changes and to manage the portfolio's effective yield, maturity, and duration. The Company does not invest in derivatives for speculative purposes. The Company uses both exchange-traded and customized over-the-counter derivative financial instruments. The Company's use of derivatives has historically not been significant to its financial position.

                  The Company is exposed to credit-related risk in the event of nonperformance by reinsurance counter parties to financial instruments but does not expect any counter parties to fail to meet their obligations. Where appropriate, master netting agreements are arranged and collateral is obtained in the form of rights to securities to lower the Company's exposure to credit risk. It is the Company's policy to deal primarily with highly rated companies. There are not any significant concentrations with counter parties. RGA Reinsurance has established minimum credit quality standards for counter parties and seeks to obtain collateral or other credit support where considered appropriate.

                  Investment income is recognized as it accrues or is legally due. Realized gains and losses on sales of investments are included in net income, as are write-downs of securities where declines in value are deemed to be other than temporary in nature. The cost of investment securities sold is determined based upon the specific identification method. Unrealized gains and losses on marketable equity securities and fixed maturity securities, less applicable deferred income taxes as well as related adjustments to deferred acquisition costs, are reflected as a direct charge or credit to accumulated other comprehensive income in stockholders' equity on the consolidated balance sheet.

                  ADDITIONAL INFORMATION REGARDING STATEMENTS OF CASH FLOWS. Cash and cash equivalents include cash on deposit and highly liquid debt instruments purchased with an original maturity of three months or less. The consolidated statement of cash flows includes the results of the discontinued operations in net cash from operations for all years presented, as the impact of the discontinued operations on cash flows is not considered material.

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


50. reinsurance group of america, incorporated

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

                  GOODWILL AND VALUE OF BUSINESS ACQUIRED. Goodwill representing the excess of purchase price over the fair value of net assets acquired is amortized on a straight-line basis over ten to twenty years. The value of business acquired is amortized in proportion to the ratio of annual premium revenues to total anticipated premium revenues. Anticipated premium revenues have been estimated using assumptions consistent with those used in estimating reserves for future policy benefits. The carrying value is reviewed periodically for indicators of impairment in value. The excess of purchase price over the fair value of net assets acquired and goodwill was approximately $2,778,000 and $7,377,000 as of December 31, 1999 and 1998, respectively. These balances are included in other assets on the consolidated balance sheets.

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

                  OTHER POLICY CLAIMS AND BENEFITS. Claims payable for incurred but not reported losses are determined using case basis estimates and lag studies of past experience. These estimates are periodically reviewed and required adjustments to such estimates are reflected in current operations. The Company has no material policy claims liability balances that would require fair value disclosure.

                  OTHER LIABILITIES. Liabilities primarily related to investments in transit, separate accounts, lines of credit, employee benefits, and current federal income taxes payable are included in other liabilities on the consolidated balance sheet.

                  INVESTMENT CONTRACTS. The Company began reinsuring asset-intensive products, including stable value products, annuities and bank-owned life insurance, on a coinsurance basis in 1995. The product investment portfolios are segregated within the general fund of RGA Reinsurance. Two of the major asset intensive blocks of business were recaptured during 1999. The assets and liabilities were returned to the ceding companies for the stable value product and one of the annuity blocks. Included in the income statements are the results of these recaptures. The liabilities for the remaining asset-intensive reinsurance contracts are included in interest sensitive contract liabilities on the consolidated balance sheet.

                  INCOME TAXES. RGA and its eligible U.S. subsidiaries file a consolidated federal income tax return. The U.S. consolidated tax return includes RGA, RGA Reinsurance Company ("RGA Reinsurance"), RCM and Fairfield Management Group, Incorporated ("Fairfield"). Due to rules which affect the ability to join in a consolidated tax return, RGA Barbados and RGA Americas Reinsurance Company, Ltd. file separate tax returns even though they are both considered U.S. taxpayers. The Company's Argentine, Australian, Bermudan, Canadian, Chilean, Malaysian, South African and United Kingdom subsidiaries are taxed under applicable local statutes.

                  For all years presented the Company uses the asset and liability method to record deferred income taxes. Accordingly, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases, using enacted tax rates.

                  FOREIGN CURRENCY TRANSLATION. The functional currency is the Argentine peso for the Company's Argentine operations, the Australian dollar for the Company's Australian operations, the Canadian dollar for the Company's Canada operations, the Chilean peso for the Company's Chilean operations, the South African Rand for the Company's South African operations and the British Pound Sterling for the Company's United Kingdom operations. The translation of the foreign currency into U.S. dollars is performed for balance sheet accounts using current exchange rates in effect at the balance sheet date and for revenue and expense accounts using a weighted average exchange rate during each year. Gains or losses, net of deferred taxes, resulting from such translation are included in accumulated currency translation adjustments, net of taxes, in stockholders' equity on the consolidated balance sheet.


                                  reinsurance group of america, incorporated 51.

 notes to consolidated financial statements



                  RETROCESSION ARRANGEMENTS. The Company generally reports retrocession activity on a gross basis. Amounts paid or deemed to have been paid for reinsurance are reflected in reinsurance ceded receivables. The cost of reinsurance related to long-duration contracts is recognized over the terms of the reinsured policies on a basis consistent with the reporting of those policies.

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

                  Generally, RGA's insurance subsidiaries retrocede amounts in excess of their retention to RGA Reinsurance. Retrocessions are arranged through RGA Reinsurance's retrocession pools for amounts in excess of its retention. As of December 31, 1999, substantially all retrocessionaires followed by the A.M. Best Company were rated A- or better. For a majority of the retrocessionaires that were not rated, security in the form of letters of credit or trust assets has been given as additional security in favor of RGA Reinsurance. In addition, the Company performs annual financial and in force reviews of its retrocessionaires to evaluate financial stability and performance.

                  RGA Reinsurance has never experienced a material default in connection with retrocession arrangements, nor has it experienced any difficulty in collecting claims recoverable from retrocessionaires; however, no assurance can be given as to the future performance of such retrocessionaires or as to recoverability of any such claims.

                  RECOGNITION OF REVENUES AND RELATED EXPENSES. Revenues and expenses are reported gross, except that initial reserve changes are netted against premiums when an in force block of business is reinsured. Life and health premiums are recognized as revenue over the premium paying periods of the policies. Benefits and expenses are associated with earned premiums so that profits are recognized over the life of the related contract. This association is accomplished through the provision for future policy benefits and the amortization of deferred policy acquisition costs. Other revenue includes items such as treaty recapture fees, profit and risk fees associated with financial reinsurance as well as earnings in unconsolidated subsidiaries.

                  Revenues for interest-sensitive and investment-type products consist of investment income, policy charges for the cost of insurance, policy administration, and surrenders that have been assessed against policy account balances during the period. Interest-sensitive contract liabilities for these products represent policy account balances before applicable surrender charges. Deferred policy acquisition costs are recognized as expenses over the term of the policies. Policy benefits and claims that are charged to expenses include claims incurred in the period in excess of related policy account balances and interest credited to policy account balances. The weighted average interest-crediting rates for interest-sensitive products were 6.4%, 6.2%, and 6.8%, during 1999, 1998, and 1997, respectively. Interest crediting rates for investment-type contracts ranged from 5.2% to 6.7% during 1999, from 5.4% to 6.5% during 1998 and from 5.7% to 6.2% during 1997.

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

                  NEW ACCOUNTING STANDARDS. In June 1999, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 137 ("SFAS No. 137"), "Accounting for Derivative Instruments and Hedging Activities - Deferral of the Effective Date of FASB Statement No. 133," effective upon issuance. SFAS No. 137 amends SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities," deferring the effective date to all fiscal quarters of all fiscal years beginning after June 15, 2000. SFAS No. 133 requires companies to record derivatives on the balance sheet as assets or liabilities, measured at fair value. It also requires that gains or losses resulting from changes in the values of those derivatives be reported depending on the use of the derivative and whether it qualifies for hedge accounting. The Company continues to evaluate the effect, if any, of the implementation of SFAS No. 133 on the results of operation, financial position, or liquidity.

                  RECLASSIFICATION. The Company has reclassified the presentation of certain prior period information to conform to the 1999 presentation.


52. reinsurance group of america, incorporated

                           note 3 > Stock Transactions

                  On November 23, 1999, RGA completed a private placement of securities in which it sold 4,784,689 shares of the Company's common stock, $0.01 par value per share (the "Shares"), to Metropolitan Life Insurance Company ("MetLife"). The price per share was $26.125, and the aggregate value of the transaction was approximately $125 million. Proceeds from the private placement will be used for general corporate purposes, including the immediate capital needs associated with the Company's primary businesses.

                  In June 1998, RGA completed a public offering in which it sold 7,417,500 shares of non-voting common stock traded on the New York Stock Exchange under the symbol RGA.A. The offering was priced to the public at $31.33 per share and provided net proceeds of approximately $221.8 million. On September 14, 1999, the Company held a special shareholders' meeting at which an amendment to the Company's restated articles of incorporation, as amended, was approved which converted approximately 7,417,500 shares of non-voting common stock into 7,194,971 shares of voting common stock, with cash paid in lieu of any fractional shares.

                               note 4 > Dividends

                  RGA paid cash dividends on common shares of $0.22 per share in 1999, $0.17 per share in 1998, and $0.15 per share in 1997.

                       note 5 > Significant Transactions

                  New Reinsurance Agreement

                  During 1999, the Company entered into a new agreement reinsuring a market value adjusted annuity product on a modified coinsurance basis. Pursuant to the terms of the reinsurance agreement, the annuity liabilities and funds supporting the liabilities are withheld by the ceding company. To reflect the Company's obligations under the agreement, the amounts withheld have been reflected in "Funds withheld at interest" and "Interest sensitive contract liabilities" on the balance sheet. As of December 31, 1999, approximately $364.5 million and $395.7 million related to this agreement have been included in funds withheld at interest and interest sensitive contract liabilities, respectively.

                  The Company subsequently retrocedes approximately 5/12ths of this business to a GenAmerica subsidiary and 2/12ths to a subsidiary of MetLife. The Company reports the effect of the retrocessions by reflecting a net receivable or payable from/to the retrocessionaires in other reinsurance balances. The underlying product reinsured by the Company provides the contract holder with a minimum return guarantee over the life of the product. The Company shares in this guarantee pursuant to the reinsurance agreement. The guarantee is mitigated by applicable surrender charges over the first ten years of the contract. Also, the Company mitigates the investment risk through participation in establishing investment guidelines and through management's regular monitoring of the underlying investment performance.

                  Recapture Transaction

                  Effective September 29, 1999, General American completed the recapture of the entire block of General American's funding agreement business reinsured by the Company. Prior to the recapture, the Company reinsured approximately 25% of General American's funding agreement business. Pursuant to the recapture transaction, the Company transferred all remaining liabilities related to the funding agreement business and an equivalent amount of assets to General American. Over the course of the third quarter of 1999, the Company transferred to General American approximately $1.8 billion in market value of assets, including $1.5 billion in connection with the recapture. Those assets, consisting primarily of investments in fixed maturity securities and cash, were transferred in satisfaction of $1.8 billion in funding agreement liabilities. As of December 31, 1999, the Company owned approximately $339.2 million, at amortized cost, of investments that had supported funding agreement liabilities prior to the recapture. Associated with the liquidation of investment securities and the transfer of assets to General American during the third quarter of 1999, the Company incurred an after tax net capital loss of approximately $33.2 million, including $26.0 million associated with the recapture transaction.


                                  reinsurance group of america, incorporated 53.

notes to consolidated financial statements


                               NOTE 6 > INVESTMENTS

                    Major categories of net investment income consist of the following (in thousands):

year ending December 31                                                           1999          1998             1997
                                                                            ----------   -----------    -------------

Fixed maturity securities                                                   $  252,399   $   234,465    $     132,284
Mortgage loans                                                                  11,284         9,705            5,335
Policy loans                                                                    42,378        37,807           34,326
Short-term investments                                                          10,901         9,033            4,164
Funds withheld at interest                                                      23,490        13,373           11,976
Other                                                                            2,912           309              688
                                                                            ----------   -----------    -------------
Investment revenue                                                             343,364       304,692          188,773
Investment expense                                                               3,084         2,912            1,689
                                                                            ----------   -----------    -------------
Net investment income                                                       $  340,280   $   301,780    $     187,084

                  The amortized cost, gross unrealized gains and losses, and estimated fair values of investments in fixed maturity securities at December 31, 1999 and 1998 are as follows (in thousands):

                                                                Amortized   Unrealized    Unrealized             Fair
1999                                                                 Cost        Gains        Losses            Value
                                                               ----------   ----------   -----------     ------------
Available for sale
 Commercial and industrial                                   $    816,134   $    1,106   $    86,414     $    730,826
 Public utilities                                                 341,881       24,619        35,612          330,888
 Asset-backed securities                                          283,622            2        82,063          201,561
 Canadian government                                              217,345       28,641        19,400          226,586
 Mortgage-backed securities                                       173,777           13        26,248          147,542
 Finance                                                          106,705           93         9,811           96,987
 Chilean government and agencies                                   87,089            0         3,055           84,034
 U.S. government and agencies                                      32,533           21         1,554           31,000
 Other foreign governments                                         13,123           33         1,486           11,670
 Australian government agencies                                    10,938           39           267           10,710
 Argentine government and agencies                                  4,393            0            31            4,362
                                                               ----------   ----------   -----------     ------------
                                                               $2,087,540   $   54,567   $   265,941     $  1,876,166

                                                                Amortized   Unrealized    Unrealized             Fair
1998                                                                 Cost        Gains        Losses            Value
                                                             ------------   ----------   -----------     ------------
Available for sale
 Commercial and industrial                                   $  1,427,522   $   41,869   $    32,007     $  1,437,384
 Mortgage-backed securities                                       643,039        8,098        23,358          627,779
 Asset-backed securities                                          391,226        4,363         2,050          393,539
 Finance                                                          334,575        4,747        16,504          322,818
 U.S. government and agencies                                     302,237        5,129         1,674          305,692
 Public utilities                                                 233,293       48,607         1,987          279,913
 Canadian government                                              199,140       56,977           756          255,361
 Chilean government and agencies                                   63,675           38         3,570           60,143
 Other foreign governments                                          8,601           --            96            8,505
 Argentine government and agencies                                  5,916           --            --            5,916
 Australian government agencies                                     4,378          189            --            4,567
                                                             ------------   ----------   -----------     ------------
                                                             $  3,613,602   $  170,017   $    82,002     $  3,701,617

 54. reinsurance group of america, incorporated

                  There were no investments in any entity in excess of 10% of stockholders' equity at December 31, 1999 or 1998, other than investments issued or guaranteed by the U.S. government.

                  Equity investments and derivative financial instruments are included in other invested assets in the Company's consolidated balance sheet. The cost basis of equity investments at December 31, 1999 and 1998 was approximately $12.0 million and $16.1 million, respectively. The cost basis of the derivative financial instruments at December 31, 1999, and 1998, was approximately $4.4 million.

                  The amortized cost and estimated fair value of fixed maturity investments at December 31, 1999 are shown by contractual maturity for all securities except U.S. Government agencies mortgage-backed securities, which are distributed to maturity year based on the Company's estimate of the rate of future prepayments of principal over the remaining lives of the securities. These estimates are developed using prepayment rates provided in broker consensus data. Such estimates are derived from prepayment rates experienced at the interest rate levels projected for the applicable underlying collateral and can be expected to vary from actual experience.

                  At December 31, 1999, the contractual maturities of investments in fixed maturity securities were as follows (in thousands):


                                                                                           Amortized             Fair
                                                                                                Cost            Value
                                                                                          ----------     ------------
Available for sale
 Due in one year or less                                                                $     18,293     $     19,068
 Due after one year through five years                                                       134,227          128,118
 Due after five years through ten years                                                      406,269          352,703
 Due after ten years                                                                       1,354,974        1,228,735
 Mortgage-backed securities                                                                  173,777          147,542
                                                                                          ----------     ------------
                                                                                          $2,087,540     $  1,876,166

                  Included in net realized losses are permanent write-downs of six fixed maturity securities of approximately $15.4 million during 1999 and two fixed maturity securities of approximately $0.8 million in 1998. Net realized gains or losses from sales of investments in fixed maturity securities and equity securities, all of which represent activity in the investments held for sale, consist of the following (in thousands):

year ending December 31                                                            1999         1998              1997
                                                                            -----------   -----------       -----------

Fixed maturities:
 Realized gains                                                             $    19,683   $     4,082       $     4,120
 Realized losses                                                                (81,936)       (1,064)           (3,789)
Other                                                                           (13,055)           74                 1
                                                                            -----------   -----------       -----------
Net gains (losses) from continuing operations                               $   (75,308)  $     3,092       $       332

                  Securities with an amortized cost of $3.7 million and $3.0 million were on deposit with various state or governmental insurance departments to comply with applicable insurance laws at December 31, 1999 and 1998, respectively. Securities with an amortized cost of $321.4 million and $142.1 million were held in trust in Canada at December 31, 1999 and 1998, respectively, to satisfy collateral requirements for reinsurance business conducted in Canada. Additional trusts holding securities with an amortized cost of $385.0 million were established in 1999 to satisfy collateral requirements of certain treaties.


                                  reinsurance group of america, incorporated 55.

notes to consolidated financial statements


                    The Company makes mortgage loans on income producing properties, such as apartments, retail and office buildings, light warehouses and light industrial facilities. Loan to value ratios at the time of loan approval are 80 percent or less for domestic and Chilean mortgages. The distribution of mortgage loans by property type is as follows (in thousands):

                                                                       1999                             1998
                                                               -----------------------     ----------------------------
                                                                   Carrying  Percentage        Carrying       Percentage
                                                                      Value    of Total           Value         of Total

Property Type
Apartment                                                      $     78,375      36.65%     $     1,330            0.61%
Retail                                                               50,088      23.42%         108,887           50.10%
Office building                                                      52,136      24.38%          56,934           26.20%
Industrial                                                           28,144      13.16%          33,836           15.57%
Other commercial                                                      5,113       2.39%          16,345            7.52%
                                                               ------------     -------     -----------          -------
                                                                    213,856     100.00%         217,332          100.00%
Less: Allowance                                                        (669)                      (696)
                                                               ------------     -------     -----------          -------
Total                                                          $    213,187                $   216,636

                  All the Company's mortgage loans are amortizing loans. As of December 31, 1999 and 1998, the Company's mortgage loans were distributed as follows (in thousands):

                                                                       1999                             1998
                                                               -----------------------     ----------------------------
                                                                   Carrying  Percentage        Carrying       Percentage
                                                                      Value    of Total           Value         of Total

United States
  Arizona                                                      $     13,970       6.53%     $    16,491            7.59%
  California                                                         21,170       9.92%          27,684           12.74%
  Colorado                                                            1,955        .91%           4,558            2.10%
  Florida                                                             5,868       2.74%           1,242            0.57%
  Georgia                                                             8,344       3.90%           3,102            1.43%
  Illinois                                                            9,498       4.44%          12,740            5.86%
  Indiana                                                             5,634       2.63%              --               --
  Kansas                                                              7,924       3.71%           8,166            3.76%
  Maryland                                                            4,898       2.29%           7,070            3.25%
  Missouri                                                            7,620       3.56%           7,762            3.57%
  Oklahoma                                                               --          --              --               --
  Nevada                                                              1,482        .69%           1,545            0.71%
  North Carolina                                                     17,047       7.97%          17,381            8.00%
  Pennsylvania                                                        4,872       2.28%           5,470            2.52%
  South Carolina                                                         --          --             467            0.21%
  Texas                                                               2,291       1.07%           9,282            4.27%
  Utah                                                                   --          --           1,887            0.87%
  Washington                                                         14,793       6.92%           7,649            3.52%
Chile                                                                86,490      40.44%          84,836           39.03%
                                                             --------------     -------    ------------          -------
                                                                    213,856     100.00%         217,332          100.00%
Less: Allowance                                                        (669)                      (696)
                                                             --------------     -------    ------------          -------
Total                                                        $      213,187               $    216,636

 56. reinsurance group of america, incorporated

                  There were no loans delinquent at December 31, 1999. The Company recorded a valuation allowance of $669,000 and $696,000 in 1999 and 1998, respectively, for use against possible future losses on the loan portfolio.

                  The maturities of the mortgage loans are as follows (in thousands):

                                                                                               1999              1998

Due within one year                                                                      $       --      $      1,887
Due one year through five years                                                               1,501             6,256
Due after five years                                                                         46,453           209,189
Due after 10 years                                                                          165,902                --
                                                                                         ----------      ------------
Subtotal                                                                                    213,856           217,332
Less: Allowance                                                                                 669               696
                                                                                         ----------      ------------
Total                                                                                    $  213,187      $    216,636

                  NOTE 7 > FAIR VALUE OF FINANCIAL INSTRUMENTS

                  The following table presents the carrying amounts and estimated fair values of the Company's financial instruments at December 31, 1999 and 1998. SFAS No. 107, "Disclosures about the Fair Value of Financial Instruments," defines fair value of a financial instrument as the amount at which the instrument could be exchanged in a current transaction between willing parties (in thousands):

                                                                         1999                         1998
                                                              -------------------------   -----------------------------
                                                                 Carrying     Estimated     Carrying         Estimated
                                                                    Value    Fair Value        Value        Fair Value

ASSETS
  Fixed maturities                                            $ 1,876,166   $ 1,876,166   $ 3,701,617       $ 3,701,617
  Mortgage loans                                                  213,187       209,917       216,636           223,163
  Policy loans                                                    660,062       660,062       513,885           513,885
  Funds withheld at interest                                      797,949       810,670       359,786           359,786
  Short-term investments                                          238,424       238,424       314,953           314,953
  Other invested assets                                            26,069        26,069        22,704            22,617

LIABILITIES
  Interest -- sensitive contract liabilities                  $ 1,545,893   $ 1,500,510   $ 2,985,515        $2,976,256
  Long-term debt                                                  183,954       177,057       107,994           113,951

                  Publicly traded fixed maturity securities are valued based upon quoted market prices. Private placement securities are valued based on the credit quality and duration of marketable securities deemed comparable by the Company's investment advisor, which may be of another issuer. Policy loans typically carry an interest rate that is tied to the crediting rate applied to the related policy and contract reserves. The carrying value of funds withheld at interest generally equals fair value except were the funds withheld are specifically identified in the agreement. The carrying value of short-term investments at December 31, 1999 and 1998 approximates fair value. Equity investments and derivative financial instruments included in other invested assets are reflected at fair value on the consolidated balance sheets.

                  The fair value of the Company's interest sensitive contract liabilities is based on the cash surrender value of the liabilities, adjusted for recapture fees. The fair value of the Company's long-term debt is estimated based on quoted market prices for corporations with similar credit quality.


                                  reinsurance group of america, incorporated 57.

notes to consolidated financial statements






                               NOTE 8 > REINSURANCE

                  Reinsurance contracts do not relieve the Company from its obligations to direct writing companies. Failure of retrocessionaires to honor their obligations could result in losses to the Company; consequently, allowances would be established for amounts deemed uncollectible. At December 31, 1999, and 1998, no allowances were deemed necessary. The Company evaluates the financial condition of its reinsurers/retrocessionaires annually.

                  At December 31, 1999, there were no reinsurance premium receivables associated with a single reinsurer with a carrying value in excess of 5% of total assets. The effect of reinsurance on premiums and amounts earned is as follows (in thousands):

year ending December 31                                                            1999         1998              1997

Direct premiums and amounts assessed
 against policyholders                                                     $     41,174   $   50,961    $       58,901
Reinsurance assumed                                                           1,543,634    1,213,780           842,407
Reinsurance ceded                                                              (269,170)    (248,321)         (156,540)
                                                                           ------------   ----------    --------------
Net premiums and amounts earned                                            $  1,315,638   $1,016,420    $      744,768

                  The effect of reinsurance on policyholder claims and other policy benefits is as follows (in thousands):

year ending December 31                                                            1999         1998              1997

Direct                                                                     $     53,358   $   52,879    $       57,681
Reinsurance assumed                                                           1,200,155      981,867           700,695
Reinsurance ceded                                                              (186,402)    (236,845)         (189,243)
                                                                           ------------   ----------    --------------
Net policyholder claims and benefits                                       $  1,067,111   $  797,901    $      569,133

                  The impact of reinsurance on life insurance in force is shown in the following schedule (in millions):

Life Insurance In Force                               Direct      Assumed        Ceded           Net         Assumed/
                                                                                                                 Net%
December 31, 1999                                $        81    $ 446,943   $   36,569   $   410,455          108.89%
December 31, 1998                                         83      330,615       16,171       314,527          105.11%
December 31, 1997                                         83      227,260       28,720       198,623          114.42%

                  At December 31, 1999, RGA Reinsurance has provided approximately $310.0 million of statutory financial reinsurance to other insurance companies under financial reinsurance transactions to assist ceding companies in meeting applicable regulatory requirements and to enhance ceding companies' financial strength. Generally, such financial reinsurance is provided by the Company committing cash or assuming insurance liabilities, which are secured by future profits on the reinsured business. The Company has retroceded approximately $304.9 million of its assumed financial reinsurance to third party companies and $5.1 million to General American and its subsidiaries. The Company earns a fee based on the amount of net outstanding financial reinsurance.


58. reinsurance group of america, incorporated

                   NOTE 9 > DEFERRED POLICY ACQUISITION COSTS

The following reflects the amounts of policy acquisition costs deferred and amortized (in thousands):

year ending December 31                                                            1999           1998          1997

Deferred acquisition cost
  Assumed                                                                   $   515,526    $   359,946    $   297,351
  Retroceded                                                                    (37,137)        (8,904)        (7,509)
                                                                            -----------    -----------    -----------
    Net                                                                     $   478,389    $   351,042    $   289,842

Beginning of year                                                           $   351,042    $   289,842    $   233,565
  Capitalized
    Assumed                                                                     225,332        131,030        109,060
    Retroceded                                                                  (30,922)        (2,480)        (2,861)
  Amortization and other
    Assumed                                                                     (69,752)       (68,434)       (53,667)
    Retroceded                                                                    2,689          1,084          3,745
                                                                            -----------    -----------    -----------
End of year                                                                 $   478,389    $   351,042    $   289,842

               Some reinsurance agreements involve reimbursing the ceding company for allowances and commissions in excess of first-year premiums. These amounts represent an investment in the reinsurance agreement, and are capitalized to the extent deemed recoverable from the future premiums and amortized against future profits of the business. This type of agreement presents a risk to the extent that the business lapses faster than originally anticipated resulting in future profits being insufficient to recover the Company's investment.

                              NOTE 10 > INCOME TAX

               Income tax expense attributable to income from operations consists of the following (in thousands):

year ending December 31                                                           1999         1998              1997

Current income tax                                                         $   (20,835)  $   16,807      $     17,755
Deferred income tax expense                                                     40,430       23,662            15,430
Foreign current tax                                                             11,881        5,463             4,562
Foreign deferred tax                                                             7,583        3,123             2,656
                                                                           -----------   ----------      ------------
  Total income tax                                                         $    39,059   $   49,055      $     40,403

               Income tax expense differed from the amounts computed by applying the U.S. federal income tax rate of 35% to pre-tax income as a result of the following (in thousands):

year ending December 31                                                           1999          1998              1997

Computed "expected" tax expense                                             $   32,575   $    48,316     $      39,695
Increase in income taxes resulting from:
  Foreign tax rate in excess of U.S. tax rate                                      994           752               556
  Foreign tax credit                                                                --        (1,194)             (594)
  Travel and entertainment                                                         136            97                --
  Intangible amortization                                                          284           394                --
  Deferred tax valuation allowance                                               2,655           200                --
  Other, net                                                                     2,415           490               746
                                                                            ----------   -----------     -------------
  Total tax expense                                                         $   39,059   $    49,055     $      40,403

                 reinsurance group of america, incorporated 59.

notes to consolidated financial statements

                  Total income taxes were as follows (in thousands):

year ending December 31                                            1999        1998        1997
Income tax from continuing operations:                        $  39,059   $  49,055   $  40,403
Tax (benefit) on discontinued operations                         (6,855)    (14,939)    (11,653)
Income tax from stockholders' equity
  Unrealized holding gain or (loss) on debt and equity
  securities recognized for financial reporting purposes       (104,174)    (11,090)     26,330
  Exercise of stock options                                        (194)       (583)       (436)
  Foreign currency translation                                    2,702      (3,644)     (4,416)
                                                              ---------   ---------   ---------
Total income tax provided                                     $ (69,462)  $  18,799   $  50,228

                  The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and liabilities at December 31, 1999 and 1998, are presented in the following tables (in thousands):

as of December 31                                                                 1999         1998
Deferred tax assets:
  Nondeductible accruals                                                     $  10,732    $   3,270
  Differences in foreign currency translation                                    5,360        8,060
  Deferred acquisition costs capitalized for tax                                20,621       25,043
  Net operating loss                                                            47,157       46,116
  Differences in the tax basis of cash and invested assets                      69,713           --
                                                                             ---------    ---------
  Subtotal                                                                     153,583       82,489
  Valuation allowance                                                           (3,747)      (1,092)
                                                                             ---------    ---------
  Total deferred assets                                                      $ 149,836    $  81,397

Deferred tax liabilities:
  Deferred acquisition costs capitalized for financial reporting             $ 178,975    $ 135,704
  Differences between tax and financial reporting amounts
  concerning certain reinsurance transactions and reserve for policies          38,606       33,087
  Pension plan overfunding                                                         169          133
  Differences in the tax basis of cash and invested assets                          --       34,461
                                                                             ---------    ---------
  Total deferred liabilities                                                 $ 217,750    $ 203,385
                                                                             ---------    ---------
  Net deferred liabilities                                                   $  67,914    $ 121,988

                  As of December 31, 1999, and 1998, a valuation allowance for deferred tax assets of approximately $3.7 million and $1.1 million respectively, was provided on the net operating losses of RGA Australia, GA Argentina, RGA South Africa, and RGA UK. The Company has not recognized a deferred tax liability for the undistributed earnings of its wholly owned domestic and foreign subsidiaries because the Company currently does not expect those unremitted earnings to become taxable to the Company in the foreseeable future. This is due to the fact that the unremitted earnings will not be repatriated in the foreseeable future, or because those unremitted earnings that may be repatriated will not be taxable through the application of tax planning strategies that management would utilize.

                  During 1999, 1998, and 1997, the Company made approximately $18.4 million, $22.9 million, and $15.0 million in income tax payments respectively. At December 31, 1999, the Company recognized deferred tax assets associated with net operating losses of approximately $125.1 million. This net operating loss is expected to be utilized in the normal course of business during the period allowed for carryforwards and in any event, will not be lost due to the application of tax planning strategies that management would utilize.


60. reinsurance group of america, incorporated

                        NOTE 11 > EMPLOYEE BENEFIT PLANS

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


                   The liabilities and periodic pension costs associated with the Company's employee benefit plans are not material to the consolidated financial statements.

                      NOTE 12 > RELATED PARTY TRANSACTIONS

                  Conning Asset Management Company ("Conning"), a majority-owned subsidiary of General American, provides investment management and advisory services to RGA, RGA Reinsurance, RGA Barbados, Australian Holdings and RGA Life Reinsurance Company of Canada ("RGA Canada"). These services are provided pursuant to agreements at the rate of 0.09% of fixed maturity assets managed and 0.22% of mortgage loans managed, payable quarterly, based on the average book value of the portfolios managed during each calendar quarter. The cost for the years ended December 31, 1999, 1998, and 1997, was approximately $2.8 million, $2.9 million, and $1.7 million, respectively. Management does not believe that the various amounts charged by Conning to the Company would be materially different if they had been incurred from an unrelated third party.

                  Subject to written agreements with RGA and RGA Reinsurance, General American has historically provided certain administrative services to RGA and RGA Reinsurance. Such services include legal, treasury, employee benefit, payroll, and personnel. The cost for the years ended December 31, 1999, 1998, and 1997, was approximately $2.2 million, $2.7 million, and $1.8 million, respectively. Management does not believe that the various amounts charged by General American to the Company would be materially different if they had been incurred from an unrelated third party.

                  The Company has utilized the services of a consulting firm, a former principal of which is an executive officer of RGA at December 31, 1999. The Company has used the consulting firm primarily for market research and development. Payments under consulting agreements for the years ended December 31, 1999, 1998, and 1997, were approximately $0.3 million, $0.4 million, and $0.2 million, respectively.

                  Prior to moving its operations in August of 1999 to a leased facility owned by a third-party, the Company conducted its business primarily from premises leased by RGA Reinsurance from General American. RGA Reinsurance made rental payments in 1999, 1998, and 1997 to General American, principally for office space, of approximately $1.1 million, $1.6 million, and $1.6 million, respectively.

                  The Company also has direct policies and reinsurance agreements with General American and its subsidiaries. Under these agreements, the Company reflected earned premiums of approximately $22.4 million, $(1.7) million and $32.1 million in 1999, 1998, and 1997, respectively. The earned premiums reflect the net of business assumed from and ceded to General American and its subsidiaries. The pre-tax gain (loss) on this business was approximately $(43.2) million, $4.9 million, and $5.9 million in 1999, 1998, and 1997, respectively. This includes realized gains (losses) on the disposal of investment securities of ($70.4) million, $0.6 million, and ($1.7) million for 1999, 1998, and 1997, respectively.

                                   reinsurance group of america, incorporated 61
notes to consolidated financial statements





                  The loss in 1999 includes the impact of reinsuring the General American funding agreements and an annuity coinsurance agreement with Cova Financial Services Life Insurance Company ("Cova"), a subsidiary of General American, both of which were recaptured during 1999. The funding agreement and annuity coinsurance agreement contributed net pre-tax earnings (loss) of $(47.8) million and $2.6 million, respectively, during 1999, including pre-tax net capital losses on disposal of investment securities of $52.9 million and $13.1 million, respectively. Deposits related to funding agreements and the annuity coinsurance at the time of recapture were $1.5 billion and $206.6 million, respectively.

                  The Company and General American were parties to shareholder agreements with the minority shareholders of Fairfield, which afforded the minority shareholders certain preferential shareholder rights (put and first refusal rights) which were exercised by the minority shareholders on January 1, 1998. The Company established a reserve of $3,000,000 in 1997 for expenses associated with intangible assets expected to arise from the exercise of the preferential shareholder rights. The Company paid an additional $0.4 million in final settlement of the stockholder rights. Fairfield is now wholly owned by RGA Reinsurance.

                          NOTE 13 > LEASE COMMITMENTS

                  The Company leases office space and furniture and equipment under non-cancelable operating lease agreements, which expire at various dates. Future minimum office space annual rentals under non-cancelable operating leases at December 31, 1999 are as follows:


                  2000                    $4,127,537

                  2001                     3,798,967

                  2002                     3,323,029

                  2003                     3,302,560

                  2004                     3,131,326


                  Rent expenses amount to approximately $4,345,916, $2,819,233, and $2,885,000 for the years ended December 31, 1999, 1998, and 1997, respectively.

 NOTE 14 > FINANCIAL CONDITION AND NET INCOME ON A STATUTORY BASIS-SUBSIDIARIES

                  The statutory basis financial condition of RGA Reinsurance and RGA Canada, as of December 31, 1999 and 1998 was as follows (in thousands):



                                          RGA Reinsurance                          RGA Canada
----------------------------------------------------------------------------------------------------------
                                      1999                1998                1999                1998
Admitted assets                    $4,013,607          $5,666,154          $  742,015          $  586,502
Liabilities                         3,578,591           5,306,531             593,285             482,554
Total capital and surplus          $  435,016          $  359,623          $  148,730          $  103,948

                  The statutory basis net income of RGA Reinsurance and RGA Canada for the periods indicated was as follows (in thousands):

                           RGA Reinsurance                      RGA Canada
------------------------------------------------------------------------------------------
                  1999          1998        1997        1999        1998        1997

Net income     $(51,283)      $12,785     $12,059      $2,087       $6,855      $12,512








62. reinsurance group of america, incorporated

                   RGA Reinsurance is subject to statutory provisions that restrict the payment of dividends. It may not pay dividends in any 12-month period in excess of the greater of the prior year's statutory operating income or 10% of capital and surplus at the preceding year-end, without regulatory approval. RGA Reinsurance's allowable dividend without prior approval for 2000 is $43.5 million pursuant to this calculation. The applicable statutory provisions, however, only permit an insurer to pay a shareholder dividend from earned surplus. As of December 31, 1999, RGA Reinsurance had an earned surplus deficit; however, given RGA Reinsurance's total surplus position, management believes any reasonable dividend requests would be approved. The maximum amount available for dividends by RGA Canada under the Canadian Minimum Continuing Capital and Surplus Requirements ("MCCSR") is $45.8 million.

                 NOTE 15 > COMMITMENTS AND CONTINGENT LIABILITES


                   From time to time, the Company is subject to litigation and arbitration related to its reinsurance business and to employment-related matters in the normal course of its business. Management does not believe that the Company is a party to any such pending litigation or arbitration, which would have a material adverse effect on its future operations.

                   The Company has obtained letters of credit in favor of various affiliated and unaffiliated insurance companies from which the Company assumes business. This allows the ceding company to take statutory reserve credit. The letters of credit issued by banks represent a guarantee of performance under the reinsurance agreements. At December 31, 1999, there were approximately $26.2 million of outstanding bank letters of credit in favor of unaffiliated entities and $17.5 million in favor of General American.

                      NOTE 16 > DEBT FINANCING ACTIVITIES


                  On June 1, 1999, the Company entered into a term loan agreement with General American, whereby it borrowed $75.0 million to continue expansion of the Company's business. Interest on the term loan is payable quarterly at 100 basis points over the British Bankers' Association three month LIBOR rate. The term loan matures on June 30, 2004.


                  On March 19, 1996, RGA issued 7 1/4% Senior Notes with a face value of $100,000,000 in accordance with Rule 144A of the Securities Act of 1933, as amended. The net proceeds from the offering were approximately $98,943,000, and interest is payable semiannually on April 1 and October 1, with the principal amount due April 1, 2006. The ability of the Company to make debt principal and interest payments as well as make dividend payments to shareholders is ultimately dependent on the earnings and surplus of subsidiaries, investment earnings on the undeployed debt proceeds, and the ability of the Company to raise additional funds. The transfer of funds from the insurance subsidiaries to RGA is subject to applicable insurance laws and regulations. In addition, the debt agreement contains certain restrictions related to liens and the issuance and disposition of stock of restricted subsidiaries. The Company must also comply with specific reporting requirements with notices given to the fiscal agent at prescribed dates. As of December 31, 1999, the Company was in compliance with all covenants under this debt agreement. The Company also has access to a line of credit, of which $15.0 million was drawn upon at December 31, 1999. Interest is based on LIBOR plus 0.30%. This liability is included in other liabilities on the balance sheet at December 31, 1999.


                  On January 8, 1996, Australian Holdings established a $15,894,000 unsecured, three month, revolving line of credit. The debt is guaranteed by the Company and is utilized to provide operating capital to RGA Australia. The outstanding balance as of December 31, 1999 and 1998 was $9,477,000 and $8,878,000, respectively, which approximates fair value. Principal repayments are due in April 2000 and are expected to be renewed under the terms of the line of credit. Interest is paid every three months at a variable rate with a rate of 5.80% as of December 31, 1999. This agreement contains various restrictive covenants, which primarily pertain to limitations on the quality and types of investments, minimum requirements of net worth, and minimum rating requirements. Additionally, the Company must comply with several financial covenant restrictions under the revolving credit agreement which include defined ratios of consolidated funded debt to total capitalization for RGA and for Australian Holdings. As of December 31, 1999, the Company was in compliance with all covenants under the debt agreements.


                  The British Bankers' Association three month LIBOR rate was approximately 6.0% as of December 31, 1999. Interest paid on debt during 1999, 1998, and 1997 was $9,593,000, $8,805,000, and $7,801,000 respectively.










                                  reinsurance group of america, incorporated 63.

                          NOTE 17 > SEGMENT INFORMATION


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


                  The Company's reportable segments are strategic business units that are segregated by geographic region. Total revenues from continuing operations are reflected by major product divisions between reinsurance and direct insurance. Total revenues are primarily from external customers with significant intercompany activity eliminated through consolidation. Information related to revenues, income (loss) before income taxes and minority interest, and assets of the Company's continuing operations are summarized below (in thousands):



year ending December 31                                          1999                  1998                  1997

REVENUES
     Reinsurance
          U.S.                                               $ 1,143,243           $   968,535           $   721,830
          Canada                                                 221,134               184,740               122,760
          Latin America                                           71,704                54,185                15,278
          Asia Pacific                                            77,329                58,729                37,731
          Other international                                     25,649                 5,139                 2,885
----------------------------------------------------------------------------------------------------------------------
          Total reinsurance revenues                           1,539,059             1,271,328               900,484
     Direct insurance
          Latin America                                           56,087                62,526                63,712
----------------------------------------------------------------------------------------------------------------------
     Total direct revenues                                        56,087                62,526                63,712
          Corporate                                               11,936                10,638                13,997
----------------------------------------------------------------------------------------------------------------------
          Total from continuing operations                   $ 1,607,082           $ 1,344,492           $   978,193
----------------------------------------------------------------------------------------------------------------------



year ending December 31                                      1999                  1998                 1997

INCOME (LOSS) FROM CONTINUING OPERATIONS
     BEFORE INCOME TAXES AND MINORITY INTEREST
     U.S.                                               $    70,537           $   126,029           $   106,095
     Canada                                                  37,879                22,754                17,697
     Latin America                                            3,328                 3,823                   935
     Asia Pacific                                            (6,790)               (3,060)               (6,412)
     Other international                                     (3,854)               (5,009)               (3,661)
     Corporate                                               (8,028)               (6,490)               (1,240)
----------------------------------------------------------------------------------------------------------------------
     Total from continuing operations                   $    93,072           $   138,047           $   113,414
----------------------------------------------------------------------------------------------------------------------




64. reinsurance group of america, incorporated

                  Unconsolidated subsidiaries with an ownership position less than fifty percent are recorded on the equity basis of accounting. For the U.S. operations, equity in the net income of these subsidiaries totaled approximately $0.2 million, $3.4 million, and $9.3 million in 1999, 1998, and 1997, respectively. The Asia Pacific operation had equity in unconsolidated earnings of approximately $0.1 million in 1999 and 1998.





year ending December 31                                 1999                 1998                 1997
(dollars in thousands)

INTEREST EXPENSE
     Asia Pacific                                   $       491          $       455           $       468
     Corporate                                           10,529                8,350                 7,333
------------------------------------------------------------------------------------------------------------
     Total from continuing operations               $    11,020          $     8,805           $     7,801
------------------------------------------------------------------------------------------------------------


year ending December 31                                 1999                 1998                  1997
(dollars in thousands)

DEPRECIATION AND AMORTIZATION
     U.S.                                           $    95,533          $    59,042           $    38,112
     Canada                                               4,227                2,300                11,084
     Latin America                                        1,186                    2                     2
     Asia Pacific                                         1,111                5,926                 3,490
     Other international                                    739                   16                     1
------------------------------------------------------------------------------------------------------------
     Total from continuing operations               $   102,796          $    67,286           $    52,689
------------------------------------------------------------------------------------------------------------




as of December 31                                     1999                 1998                  1997
(dollars in thousands)

Assets
     U.S.                                           $ 2,987,710          $ 4,558,425           $ 3,312,123
     Canada                                           1,245,243            1,068,498               837,534
     Latin America                                      340,502              248,536               175,921
     Asia Pacific                                       160,785              123,508                88,087
     Other international                                  5,791               (1,865)               (1,673)
     Corporate and discontinued operations              383,712              321,451               261,558
------------------------------------------------------------------------------------------------------------
     Total assets                                   $ 5,123,743          $ 6,318,553           $ 4,673,550
------------------------------------------------------------------------------------------------------------




Capital expenditures of each reporting segment were insignificant in the periods noted.

                            NOTE 18 > STOCK OPTIONS


                  The Company adopted the RGA Flexible Stock Plan (the "Plan") in February 1993 and the Flexible Stock Plan for Directors (the "Directors Plan") in January 1997 (collectively, the "Stock Plans"). The Stock Plans provide for the award of benefits (collectively "Benefits") of various types, including stock options, stock appreciation rights ("SARs"), restricted stock, performance shares, cash awards, and other stock based awards, to key employees, officers, directors and others performing significant services for the benefit of the Company or its subsidiaries. In general, options granted under the Plan become exercisable over vesting periods ranging from one to eight years while options granted under the Directors Plan become exercisable after one year. As of December 31, 1999, shares authorized for the granting of Benefits under the Plan and the Directors Plan totaled 2,487,555 and 112,500, respectively. Options are granted with an exercise price equal to the stock's fair value at the date of grant and expire 10 years after the date of grant. Information with respect to option grants under the Plans follow.






                                  reinsurance group of america, incorporated 65.

notes to consolidated financial statements




1999                  1998      1997
-----------------------------------------------------------------------------------------------------------------------
                                                    Weighted                     Weighted                      Weighted
                                                     Average                      Average                       Average
                                                    Exercise                     Exercise                      Exercise
                                     Options           Price      Options           Price       Options           Price

Balance at beginning of year       1,536,960       $   19.07    1,280,740       $   15.51     1,084,497       $   13.85
Granted                              220,124       $   35.63      357,875       $   30.06       292,050       $   20.47
Exercised                            (65,476)      $   12.10      (73,290)      $   11.81       (92,882)      $   11.59
Forfeited                            (27,600)      $   21.01      (28,365)      $   15.35        (2,925)      $   20.28
Impact of exchange of
  voting for Non-voting grants       (10,871)      $     --           --        $     --            --        $     --
-----------------------------------------------------------------------------------------------------------------------
Balance at December 31             1,653,137       $   21.41    1,536,960       $   19.07     1,280,740       $   15.51
-----------------------------------------------------------------------------------------------------------------------


                                     OPTIONS OUTSTANDING                           OPTIONS EXERCISABLE
----------------------------------------------------------------------------------------------------------
                                            Weighted
                                             Average       Weighted                             Weighted
                      Outstanding          Remaining        Average      Exercisable             Average
                            as of         Contractual      Exercise            as of            Exercise
                         12/31/99               Life          Price         12/31/99               Price
$10.00-$14.99             549,018             3.8         $   12.01          257,741           $   11.78
$15.00-$19.99              32,522             6.0         $   15.61           13,235           $   15.61
$20.00-$24.99             518,401             5.3         $   20.36          357,346           $   20.39
$25.00-$29.99             218,835             8.1         $   26.55           39,594           $   26.33
$30.00-$34.99              13,500             8.4         $   33.00           13,500           $   33.00
$35.00-$39.99             320,861             8.8         $   35.78           23,528           $   35.33
----------------------------------------------------------------------------------------------------------
Totals                  1,653,137             5.9         $   21.41          704,944           $   18.23
----------------------------------------------------------------------------------------------------------




                  The per share weighted-average fair value of stock options granted during 1999, 1998 and 1997 was $11.24, $10.05, and $7.64 on the date of grant using the Black-Scholes option-pricing model with the following weighted-average assumptions: 1999-expected dividend yield of 0.8%, risk-free interest rate of 5.64%, expected life of 5.0 years, and an expected rate of volatility of the stock of 26% over the expected life of the options; 1998-expected dividend yield of 0.7%, risk-free interest rate of 5.50%, expected life of 6.0 years, and an expected rate of volatility of the stock of 24% over the expected life of the options; 1997-expected dividend yield of 0.7%, risk-free interest rate of 6.63%, expected life of 6.0 years, and an expected rate of volatility of the stock of 26% over the expected life of the options.


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





                                                          1999                 1998               1997

Net income (in thousands)        As reported           $   40,858           $   62,081           $   54,619
                                 Pro forma             $   38,953           $   60,675           $   54,129
Basic earnings per share         As reported           $     0.89           $     1.50           $     1.44
                                 Pro forma             $     0.85           $     1.47           $     1.42
Diluted earnings per share       As reported           $     0.88           $     1.48           $     1.42
                                 Pro forma             $     0.84           $     1.45           $     1.40











66. reinsurance group of america, incorporated

                  In January 1998 and 1999, the Board approved restricted stock awards of 15,000 voting shares at $24.00 per share and 13,500 non-voting shares at $36.00 per share, respectively, under the Company's Flexible Stock Plan. During 1999, the 13,500 shares of non-voting restricted stock were converted into 13,096 shares of voting restricted stock. Compensation expense related to restricted stock awards is being amortized over the individual agreements vesting periods. In January 2000, the Board approved an additional 455,017 incentive stock options at $23.19 per share under the Company's Flexible Stock Plan.

                          NOTE 19 > EARNINGS PER SHARE

                  The following table sets forth the computation of basic and diluted earnings per share (in thousands except per share information):

Earnings:                                                 1999      1998      1997
Income (loss) from continuing operations
 (numerator for basic and diluted calculations)        $53,045   $89,709   $72,581
Shares:
Weighted average outstanding shares
 (denominator for basic calculation)                    45,794    42,086    38,091
Equivalent shares from outstanding stock options           452       473       315
                                                       -------   -------   -------
Diluted shares (denominator for diluted calculation)    46,246    42,559    38,406
Earnings per share from continuing operations:
Basic                                                  $  1.16   $  2.11   $  1.91
Diluted                                                $  1.15   $  2.08   $  1.89
                                                       =======   =======   =======

                         NOTE 20 > COMPREHENSIVE INCOME

The following table presents the components of the Company's other comprehensive income for the years ending December 31, 1999, 1998 and 1997 (dollars in thousands):

                                                                         Tax
                                                       Before-Tax    (Expense)  Net-of-Tax
year ending December 31, 1999                              Amount      Benefit      Amount

Foreign currency translation adjustments                $   7,761    $  (2,702)   $   5,059
Unrealized gains on securities:
 Unrealized holding (losses) arising during the period   (356,096)     130,117     (225,979)
 Less: reclassification adjustment for losses realized
  in net income                                           (75,308)      25,943      (49,365)
                                                        ---------    ---------    ---------
Net unrealized (losses)                                  (280,788)     104,174     (176,614)
                                                        ---------    ---------    ---------
Other comprehensive (losses)                            $(273,027)   $ 101,472    $(171,555)
                                                        =========    =========    =========

                                                                        Tax
                                                      Before-Tax   (Expense)  Net-of-Tax
year ending December 31, 1998                             Amount     Benefit      Amount

Foreign currency translation adjustments                $(10,411)   $  3,644    $ (6,767)
Unrealized gains on securities:
 Unrealized holding (losses) arising during the period   (30,015)      9,965     (20,050)
 Less: reclassification adjustment for gains realized
  in net income                                            3,092      (1,125)      1,967
                                                        --------    --------    --------
Net unrealized (losses)                                  (33,107)     11,090     (22,017)
                                                        --------    --------    --------
Other comprehensive (losses)                            $(43,518)   $ 14,734    $(28,784)
                                                        ========    ========    ========










                                   reinsurance group of america, incorporated 67
notes to consolidated financial statements







                                                                             Tax
                                                          Before-Tax    (Expense)   Net-of-Tax
year ending December 31, 1997                                 Amount      Benefit       Amount

Foreign currency translation adjustments                    $ (7,081)    $  4,416     $ (2,665)
Unrealized gains on securities:
  Unrealized holding gains arising during the period          65,589      (26,455)      39,134
  Less: reclassification adjustment for gains realized
    in net income                                                334         (125)         209
                                                            --------     --------     --------
Net unrealized gains                                          65,255      (26,330)      38,925
                                                            --------     --------     --------
Other comprehensive income                                  $ 58,174     $(21,914)    $ 36,260
                                                            ========     ========     ========

A summary of the components of net unrealized (depreciation) appreciation of balances carried at fair value is as follows (in thousands):

as of December 31                                               1999         1998         1997

Change in net unrealized (depreciation) appreciation on:
  Fixed maturity securities available for sale             $(302,486)   $ (23,967)   $  64,367
  Derivative securities                                        4,793       (2,592)         888
  Other investments                                            2,721       (4,356)          --
Effect of unrealized (depreciation) on:
  Deferred policy acquisition costs                           14,271       (3,794)          --
Minority interest                                                (87)       1,602           --
                                                           ---------    ---------    ---------
Net unrealized (depreciation) appreciation                 $(280,788)   $ (33,107)   $  65,255

                        note 21 > Discontinued Operations

                    As of December 31, 1998, the Company formally reported its accident and health division as a discontinued operation. The accident and health operation has been placed into run-off and all treaties (contracts) were terminated at the earliest possible date. RGA gave notice to all reinsureds and retrocessionaires that all treaties were cancelled at the expiration of their term. If the treaty was continuous, a written Preliminary Notice of Cancellation was given, followed by a final notice within 90 days of the expiration date. The nature of the underlying risks is such that the claims may take years to reach the reinsurers involved. Thus, the Company expects to pay claims out of existing reserves over a number of years as the level of business diminishes.

                    At the time it was accepting accident and health risks, the company directly underwrote certain business using its own staff of underwriters. Additionally, it participated in pools of risks underwritten by outside managing general underwriters, and offered high level common account and catastrophic protection coverages to other reinsurers and retrocessionaires. Types of risks covered included a variety of medical, disability, workers compensation carve-out, personal accident, and similar coverages.








68. reinsurance group of america, incorporated

                  The reinsurance markets for workers' compensation carve-out risks have been volatile in the last year. In particular, certain programs are alleged to have been inappropriately underwritten by third party managers, and some of the reinsurers and retrocessionaires involved have alleged material misrepresentation and non-disclosures by the managers. As a result, there has been a significant number of claims for recission, arbitrations, and litigation among a number of the parties involved. RGA did not underwrite workers' compensation carve-out business directly, and has been investigating to determine if any material indirect exposures exist through pool participations or high level common account retrocessional coverage. To date, no such exposures have been identified. If any material exposure is identified at some point in the future, based upon the experience of others involved in this market, it is likely to be subject to claims for recission, arbitration, or litigation. Thus, resolution of any disputes will likely take several years. In any event, it is management's opinion that future developments, if any, will not materially adversely affect the company's financial position.

                  The calculation of the claim reserve liability for the entire portfolio of accident and health business requires management to make estimates and assumptions that affect the reported claim reserve levels. The reserve balance as of December 31, 1999 and 1998 was $53.8 million and $109.4 million, respectively. Management must make estimates and assumptions based on historical loss experience, changes in the nature of the business, anticipated outcome of claim disputes and claims for recission, and projected future premium run-off, all of which may affect the level of the claim reserve liability. Due to the significant uncertainty associated with the run-off of this business, net income in future periods could be affected positively or negatively. The consolidated income statements for all periods presented reflect this line of business being reported as a discontinued operation. Revenues associated with discontinued operation, which are not reported on a gross basis in the Company's consolidated statements of income, totaled $113.6 million, $158.2 million and $93.3 million for 1999, 1998 and 1997, respectively.

                           NOTE 22 > SUBSEQUENT EVENT

                  On January 6, 2000, MetLife completed the acquisition of GenAmerica and purchased all of the outstanding shares of common stock of GenAmerica in a cash transaction. Prior to the closing, General American Mutual Holding Company ("GAMHC") and MetLife were the beneficial owners of approximately 48.3% and 9.6% of the shares of outstanding common stock of the Company, respectively. Upon closing of the acquisition of GenAmerica, MetLife became the beneficial owner of approximately 57.9% of the shares of outstanding common stock of the Company. The Company has reinsurance agreements with MetLife and certain of its subsidiaries. Under these agreements, the Company reflected earned premiums of approximately $107.9 million, $113.2 million and $62.4 million in 1999, 1998 and 1997, respectively. The net premiums reflect the net of business assumed from and ceded to MetLife and its subsidiaries. The pre-tax gain on this business was approximately $12.2 million, $12.8 million and $11.6 million in 1999, 1998 and 1997, respectively.
































                                   reinsurance group of america, incorporated 69
 independent auditors' report








                    Board of Directors and Stockholders
                    Reinsurance Group of America, Incorporated:

                  We have audited the accompanying consolidated balance sheets of Reinsurance Group of America, Incorporated and subsidiaries (the Company) as of December 31, 1999 and 1998, and the related consolidated statements of income, stockholders' equity, and cash flows for each of the years in the three-year period ended December 31, 1999. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

                  In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Reinsurance Group of America, Incorporated and subsidiaries as of December 31, 1999 and 1998, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 1999, in conformity with generally accepted accounting principles.



                    /s/ KPMG LLP



                    KPMG LLP

                    St. Louis, Missouri
                    January 25, 2000







































70 reinsurance group of america, incorporated quarterly data - unaudited, see accompanying accountants' report

year ending December 31, 1999                         First         Second         Third          Fourth
(dollars in thousands, except per share data)
                                                    ---------      ---------      ---------      ---------

Revenues from continuing operations                 $ 443,107      $ 409,307      $ 326,244      $ 428,424
Revenues from discontinued operations                  39,903         22,059         25,749         25,919
                                                    ---------      ---------      ---------      ---------
Total revenues                                      $ 483,010      $ 431,366      $ 351,993      $ 454,343

Income (loss) from continuing operations before
  income taxes and minority interest                $  35,757      $  44,443      $ (18,545)     $  31,417

Income (loss) from continuing operations            $  21,978      $  25,647      $ (13,937)     $  19,357
Loss from discontinued operations(1)                      (21)        (4,971)        (3,212)        (3,983)
                                                    ---------      ---------      ---------      ---------
Net income (loss)                                   $  21,957      $  20,676      $ (17,149)     $  15,374

Outstanding common shares (voting)(2)                  37,929         37,931         45,130         49,940
Outstanding common shares (non-voting)(2)               7,418          7,418              0              0
                                                    ---------      ---------      ---------      ---------
Total outstanding common shares(2)                     45,347         45,349         45,130         49,940

Basic earnings per share(2)
Continuing operations                               $    0.48      $    0.57      $   (0.31)     $    0.41
Discontinued operations                                  0.00          (0.11)         (0.07)         (0.08)
                                                    ---------      ---------      ---------      ---------
Net income                                          $    0.48      $    0.46      $   (0.38)     $    0.33

Diluted earnings per share(2)
Continuing operations                               $    0.48      $    0.56      $   (0.31)     $    0.41
Discontinued operations                                  0.00          (0.11)         (0.07)         (0.09)
                                                    ---------      ---------      ---------      ---------
Net income                                          $    0.48      $    0.45      $   (0.38)     $    0.32

Dividends per share(3)                              $    0.05      $    0.05      $    0.06      $    0.06

Market price of common stock (voting)
  Quarter end                                         42 9/16         35 1/4       25 11/16         27 3/4
  Common stock price, high                             49 1/6         44 1/4         40 3/4         34 1/2
  Common stock price, low                            38 11/12         34 1/4         24 3/4         22 1/8

Market price of common stock (non-voting)
  Quarter end(2)                                     33 49/60         33 1/2            n/a            n/a
  Common stock price, high(2)                        41 33/53         33 7/8            n/a            n/a
  Common stock price, low(2)                         31 15/17         28 1/2            n/a            n/a

72. reinsurance group of america, incorporated

year ending December 31, 1998
(dollars in thousands, except per share data)         First        Second          Third         Fourth
                                                    ---------     ---------      ---------      ---------

Revenues from continuing operations                 $ 313,469     $ 315,427      $ 302,665      $ 412,931
Revenues from discontinued operations                  27,664        39,231         52,985         38,298
                                                    ---------     ---------      ---------      ---------
Total revenues                                      $ 341,133     $ 354,658      $ 355,650      $ 451,229

Income (loss) from continuing operations before
  income taxes and minority interest                $  24,853     $  30,846      $  34,087      $  48,261

Income from continuing operations                   $  15,875     $  19,550      $  21,625      $  32,659
Gain (loss) from discontinued operations(1)                34          (332)          (968)       (26,362)
                                                    ---------     ---------      ---------      ---------
Net income                                          $  15,909     $  19,218      $  20,657      $   6,297

Outstanding common shares (voting)(2)                  37,843        37,860         37,865         37,895
Outstanding common shares (non-voting)(2)                 n/a         7,418          7,418          7,418
                                                    ---------     ---------      ---------      ---------
Total outstanding common shares(2)                     37,843        45,278         45,283         45,313

Basic earnings per share(2)
Continuing operations                               $    0.42     $    0.49      $    0.48      $    0.72
Discontinued operations                                  0.00         (0.01)         (0.02)         (0.58)
                                                    ---------     ---------      ---------      ---------
Net income                                          $    0.42     $    0.48      $    0.46      $    0.14

Diluted earnings per share(2)
Continuing operations                               $    0.42     $    0.49      $    0.47      $    0.71
Discontinued operations                                  0.00         (0.01)         (0.02)         (0.57)
                                                    ---------     ---------      ---------      ---------
Net income                                          $    0.42     $    0.48      $    0.45      $    0.14

Dividends per share(3)                              $    0.04     $    0.04      $    0.04      $    0.05

Market price of common stock (voting)
  Quarter end                                          33 1/3       39 5/12        39 7/24         46 2/3
  Common stock price, high                            34 7/24       39 5/12        42 1/12        47 1/12
  Common stock price, low                             25 1/12       31 1/12             33        33 1/24

Market price of common stock (non-voting)
  Quarter end(2)                                          n/a       34 5/24         34 1/2         40 1/2
  Common stock price, high(2)                             n/a        34 1/3         37 3/4       40 11/12
  Common stock price, low(2)                              n/a       31 5/12        30 7/12       28 17/24

(1) Gain (loss) from discontinued operations for the fourth quarter of 1998 includes special charges in estimates on reserves.

(2) Non-voting shares were issued on June 6, 1998 and were converted to voting shares on September 14, 1999.


(3)   Dividends are payable on voting and non-voting share of common stock.

Quarterly data has been reclassified to separately identify revenues, income
(loss), and earnings per share for continuing and discontinued operations.


Reinsurance Group of America, Incorporated common stock is traded on the New York Stock Exchange (NYSE) under the symbol "RGA". Non-voting shares traded under the symbol "RGA.A" until their conversion. There were 136 stockholders of record of RGA's common stock on March 1, 2000.


                                   reinsurance group of america, incorporated 73